Technical Report on the Côté Gold Project, Ontario, Canada

Report for NI 43-101

IAMGOLD Corporation

SLR Project No: 233.3498.R0000

November 26, 2021

SLR

Technical Report on the Côté Gold Project, Ontario, Canada

SLR Project No:  233.3498.R0000

Prepared by

SLR Consulting (Canada) Ltd.

55 University Ave., Suite 501

Toronto, ON  M5J 2H7

for

IAMGOLD Corporation

401 Bay Street, Suite 3200

Toronto, ON

M5H 2Y4

Effective Date - October 18, 2021

Signature Date - November 26, 2021

Prepared by:

SLR Consulting (Canada) Ltd.:

Jason J. Cox, P.Eng.

Tudorel Ciuculescu, M.Sc., P.Geo.

Stephan Theben, Dipl.-Ing., SME (RM)

IAMGOLD Corporation:

Marie-France Bugnon, M.Sc., P.Geo.

Alan R. Smith, M.Sc., P.Geo.

Wood Canada Limited:

Gregory J. Gosson, Ph.D., P.Geo.

Adam L. Coulson, Ph.D., P.Eng.

Bijal Shah, M.A.Sc., P.Eng.

Mickey M. Davachi, Ph.D., P.Eng., D.GE, FASCE

Paul M. O'Hara, P.Eng.

Raymond J. Turenne, P.Eng.

Sheila E. Daniel, M.Sc., P.Geo.

Peer Reviewed by:

Deborah A. McCombe, P.Geo.

Luke Evans, M.Sc., P.Eng.

Brenna J. Y. Scholey, P.Eng.

Manuel Cortes, M.B.A.

Approved by:

Project Manager

Luke Evans, M.Sc., P.Eng.

Project Director

Deborah A. McCombe, P.Geo.

FINAL

Distribution: 1 copy - IAMGOLD Corporation

 1 copy -  SLR Consulting (Canada) Ltd.

CONTENTS

1.0 SUMMARY	1-1

1.1 Executive Summary	1-1
1.2 Economic Analysis	1-6
1.3 Technical Summary	1-13

2.0 INTRODUCTION	2-1

2.1 Sources of Information	2-1
2.2 List of Abbreviations	2-5

3.0 RELIANCE ON OTHER EXPERTS	3-1

4.0 PROPERTY DESCRIPTION AND LOCATION	4-1

4.1 Location	4-1
4.2 Property and Title in Ontario	4-1
4.3 Beneficial Ownership	4-5
4.4 Mineral Title	4-5
4.5 Surface Rights	4-30
4.6 Water Rights	4-30
4.7 Indigenous Communities	4-30
4.8 Environmental Site Remediation	4-31
4.9 Access and Work Program Risks	4-31

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1

5.1 Accessibility	5-1
5.2 Climate	5-1
5.3 Local Resources and Infrastructure	5-3
5.4 Physiography	5-3
5.5 Comments on Section 5	5-4

6.0 HISTORY	6-1

6.1 Exploration History	6-1
6.2 Production	6-9

7.0 GEOLOGICAL SETTING AND MINERALIZATION	7-1

7.1 Regional Geology	7-1
7.2 Local and Property Geology	7-5
7.3 Other Gold Mineralization Styles	7-22

8.0 DEPOSIT TYPES	8-1

8.1 Côté Deposit	8-1
8.2 Gosselin Deposit	8-1

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8.3 Other Models	8-1
8.4 Comments on Section 8	8-2

9.0 EXPLORATION	9-1

9.1 Overview	9-1
9.2 Grids and Surveys	9-1
9.3 Geological Mapping	9-1
9.4 Geochemical Sampling	9-15
9.5 Geophysics	9-15
9.6 Petrology, Mineralogy, and Research Studies	9-15
9.7 Exploration Potential	9-15
9.8 Comments on Section 9	9-15

10.0 DRILLING	10-1

10.1 Introduction	10-1
10.2 Côté Deposit Drilling	10-1
10.3 Gosselin Deposit Drilling	10-6
10.4 Regional Exploration Drilling	10-9
10.5 Young-Shannon Re-Logging and Re-Sampling Program	10-15
10.6 Comments on Section 10	10-16

11.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY	11-1

11.1 Sampling Methods	11-1
11.2 Density Determinations	11-1
11.3 Analytical and Test Laboratories	11-2
11.4 Sample Preparation and Analysis	11-3
11.5 Quality Assurance and Quality Control	11-4
11.6 Databases	11-20
11.7 Sample Security	11-20
11.8 Sample Storage	11-20
11.9 Comments on Section 11	11-20

12.0 DATA VERIFICATION	12-1

12.1 Côté	12-1
12.2 Gosselin	12-1

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1

13.1 Metallurgical Test Work	13-1
13.2 Recovery Estimates	13-15
13.3 Metallurgical Variability	13-15
13.4 Deleterious Elements	13-15
13.5 Comments on Section 13	13-16

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14.0 MINERAL RESOURCE ESTIMATE	14-1

14.1 Côté	14-1
14.2 Gosselin	14-34

15.0 MINERAL RESERVE ESTIMATE	15-1

15.1 Introduction	15-1
15.2 Pit Optimization	15-1
15.3 Dilution and Ore Losses	15-4
15.4 Mineral Reserve Statement	15-5
15.5 Factors That May Affect the Mineral Reserve Estimate	15-6
15.6 Comments on Section 15	15-6

16.0 MINING METHODS	16-1

16.1 Overview	16-1
16.2 Geotechnical Considerations	16-1
16.3 Hydrogeological Considerations	16-4
16.4 Mine Design	16-4
16.5 Storage Facilities	16-6
16.6 Schedule	16-10
16.7 Operating Schedule	16-13
16.8 Blasting and Explosives	16-14
16.9 Grade Control	16-15
16.10 Mining Equipment	16-15
16.11 Comments on Section 16	16-17

17.0 RECOVERY METHODS	17-1

17.1 Introduction	17-1
17.2 Process Flow Sheet	17-1
17.3 Plant Design	17-1
17.4 Energy, Water, and Process Materials Requirements	17-10
17.5 Comments on Section 17	17-11

18.0 PROJECT INFRASTRUCTURE	18-1

18.1 Introduction	18-1
18.2 Road and Logistics	18-1
18.3 Stockpiles	18-3
18.4 Mine Rock Area Facilities	18-3
18.5 Tailings Management Facilities	18-3
18.6 Built Infrastructure	18-3
18.7 Water Management	18-6
18.8 Power and Electrical	18-6
18.9 Comments on Section 18	18-7

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19.0 MARKET STUDIES AND CONTRACTS	19-1

19.1 Market Studies	19-1
19.2 Commodity Price Projections	19-1
19.3 Contracts	19-1
19.4 Comments on Section 19	19-1

20.0 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1

20.1 Introduction	20-1
20.2 Baseline Studies	20-1
20.3 Environmental Considerations	20-5
20.4 Tailings Management Facility	20-6
20.5 Water Management	20-11
20.6 Permitting	20-13
20.7 Closure Plan	20-18
20.8 Considerations of Social and Community Impacts	20-19
20.9 Comments on Section 20	20-21

21.0 CAPITAL AND OPERATING COSTS	21-1

21.1 Capital Cost Estimates	21-1
21.2 Operating Cost Estimates	21-5

22.0 ECONOMIC ANALYSIS	22-1

22.1 Economic Criteria	22-1
22.2 Cash Flow	22-3
22.3 Cash Flow Analysis	22-5
22.4 Sensitivity Analysis	22-6

23.0 ADJACENT PROPERTIES	23-1

24.0 OTHER RELEVANT DATA AND INFORMATION	24-1

24.1 Q3 2021 Project Update Highlights	24-1
24.2 Project Activities	24-1
24.3 Schedule and Upcoming Milestones	24-2

25.0 INTERPRETATION AND CONCLUSIONS	25-1

25.1 Geology and Mineral Resources	25-1
25.2 Mining and Mineral Reserves	25-1
25.3 Metallurgical Test Work	25-1
25.4 Mineral Processing	25-2
25.5 Environment	25-3
25.6 Capital Costs	25-3
25.7 Sustaining Capital and Operating Costs	25-3
25.8 Economic Analysis	25-3

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26.0 RECOMMENDATIONS	26-1

26.1 Geology and Mineral Resources	26-1
26.2 Mining and Mineral Reserves	26-1
26.3 Mineral Processing	26-1
26.4 Infrastructure	26-2
26.5 Environment	26-2
26.6 Cost Estimates and Economic Analysis	26-2

27.0 REFERENCES	27-1

28.0 DATE AND SIGNATURE PAGE	28-1

29.0 CERTIFICATE OF QUALIFIED PERSON	29-1

29.1 Jason J. Cox	29-1
29.2 Tudorel Ciuculescu	29-3
29.3 Stephan Theben	29-4
29.4 Marie-France Bugnon	29-5
29.5 Alan R. Smith	29-6
29.6 Gregory J. Gosson	29-7
29.7 Adam L. Coulson	29-9
29.8 Bijal Shah	29-11
29.9 Mickey M. Davachi	29-12
29.10 Paul M. O'Hara	29-13
29.11 Raymond J. Turenne	29-14
29.12 Sheila E. Daniel	29-15

30.0 APPENDIX 1 - REGIONAL LAND HOLDING LAND TENURE	30-1

30.1 Chester 3	30-2
30.2 986813 Ontario Ltd.	30-3
30.3 Watershed	30-7
30.4 TME	30-14
30.5 GoldON	30-29
30.6 Sheridan Option	30-36
30.7 Huffman Lake Option	30-40
30.8 TAAC West	30-41
30.9 Falcon Gold Option	30-56

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TABLES

Table 1-1: After-Tax Cash Flow Summary	1-9
Table 1-2: Cash Flow Analysis	1-10
Table 1-3: After-Tax Sensitivity Analysis (Excluding Sunk Costs)	1-11
Table 1-4: Summary of Côté Mineral Resources - December 19, 2019	1-15
Table 1-5: Summary of Gosselin Mineral Resources - October 4, 2021	1-16
Table 1-6: Mineral Reserves Statement - October 1, 2021	1-17
Table 1-7: Initial Capital Cost Estimate Summary	1-24
Table 1-8: Total Operating Costs Over the LOM	1-26
Table 1-9: Average Unit Operating Costs	1-26
Table 2-1: Recent QP Site Visits	2-2
Table 2-2: Summary of QP Responsibilities	2-3
Table 4-1: Chester 1 (Murgold-Chesbar) Mining Leases	4-9
Table 4-2: Chester 2 Mining Leases and Patented Claims	4-11
Table 4-3: Chester 3A (Emerald Isle Block) Mining Leases	4-13
Table 4-4: Chester 3B (Jack Rabbit) Mining Lease	4-13
Table 4-5: Chester 3C Mining Leases and Patented Claims	4-14
Table 4-6: Chester 3D Patented Claims	4-15
Table 4-7: Clam Lake ining Leases	4-17
Table 4-8: Leliever Pateted Claims	4-18
Table 4-9: 986813 Ontaro Property Mining Leases	4-19
Table 4-10: Watershed Prperty Mining Leases	4-22
Table 4-11: GoldON Swaze Property Mining Leases	4-23
Table 4-12: TAAC East Proerty Mining Leases	4-24
Table 4-13: Project Regional Lad Holding Tenures Summary	4-26
Table 6-1: Exploration Histor	6-2
Table 9-1: South Swayze West Exploration Activities	9-2
Table 9-2: Chester Exploration Activities	9-5
Table 9-3: South Swayze East Exploration Activities	9-12
Table 10-1: Côté Deposit Drilling by Year	10-2
Table 10-2: Gosselin Deposit Drilling by Year	10-7
Table 10-3: Exploration Drilling	10-10

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Table 10-4: Young-Shannon Drill Core Re-Logged	10-15
Table 11-1: 2019 SRM Certified Values	11-6
Table 11-2: Gosselin Blank Material Results	11-15
Table 11-3: Gosselin Certified Standard Reference Material	11-16
Table 12-1: Independent Confirmation Samples	12-2
Table 13-1: Comminution Test Work Programs	13-1
Table 13-2: Test Work Programs - Metallurgy	13-2
Table 13-3: Gosselin Head Assays with Predominant Lithology	13-6
Table 13-4: Comminution Design Parameters	13-7
Table 13-5: Gosselin Comminution Test Results	13-8
Table 13-6: General Test Conditions	13-12
Table 13-7: Gold Recovery Estimate for 36,000 tpd and 100 µm Target Grind	13-15
Table 14-1: Summary of Côté Mineral Resources - December 19, 2019	14-1
Table 14-2: Resource Assays Descriptive Statistics by Interpolation Domain	14-5
Table 14-3: Resource Assays Descriptive Statistics by Subdomain	14-5
Table 14-4: Capping Level Summary	14-6
Table 14-5: Resource Composites Descriptive Statistics by Interpolation Domain	14-8
Table 14-6: Resource Composites Descriptive Statistics by Subdomain	14-8
Table 14-7: Côté Block Model Parameters	14-15
Table 14-8: Sample Selection Strategy	14-18
Table 14-9: Search Ellipse Parameters	14-18
Table 14-10: Average Density Value (g/cm³) by Subdomain	14-19
Table 14-11: Average Density Value (g/cm³) by Lithology and Mineralization	14-21
Table 14-12: Côté Pit Optimization Parameters	14-28
Table 14-13: Effect of Capping	14-30
Table 14-14: Côté Deposit Mineral Resource Reporting at Various Cut-off Grades	14-31
Table 14-15: Comparison with Previous Estimate	14-32
Table 14-16: Summary of Gosselin Mineral Resources - October 4, 2021	14-34
Table 14-17: Assay Capping Summary	14-38
Table 14-18: Assays Descriptive Statistics	14-38
Table 14-19: Diorite Domain Metal Loss at Various Capping Grades	14-40
Table 14-20: Composites Descriptive Statistics	14-41
Table 14-21: Estimation Domains Modelled Variograms	14-44

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Table 14-22: Gosselin Block Model Parameters	14-48
Table 14-23: Search Ellipse Geometry	14-48
Table 14-24: Sample Selection Strategy	14-49
Table 14-25: Density by Lithological Domain	14-51
Table 14-26: Pit Optimization Parameters	14-56
Table 14-27: Gosselin Mineral Resource Reporting at Various Cut-Off Values	14-58
Table 15-1: Optimization Inputs	15-1
Table 15-2: Mineral Reserves Statement - October 1, 2021	15-5
Table 16-1: Major Equipment Availability and Utilization	16-14
Table 16-2: Mining Equipment Fleet	16-16
Table 17-1: Process Design Criteria	17-3
Table 17-2: Summary of Unit Operations	17-4
Table 17-3: Major Comminution Equipment Parameters	17-5
Table 18-1: Buildings and Structures	18-4
Table 20-1: Baseline Studies	20-1
Table 20-2: Provincial Environmental Approval Requirements	20-16
Table 20-3: Federal Environmental Approvals	20-17
Table 21-1: Initial Project Scope Capital Cost Estimate Summary	21-1
Table 21-2: Total Operating Costs Over the LOM	21-5
Table 21-3: Average Unit Operating Costs	21-5
Table 22-1: After-Tax Cash Flow Summary	22-4
Table 22-2: Cash Flow Analysis	22-5
Table 22-3: After-Tax Sensitivity Analysis (Excluding Sunk Costs)	22-7

FIGURES

Figure 1-1: After-Tax NPV 5% Sensitivity raph	1-12
Figure 1-2: Project Execution Schedule	1-25
Figure 4-1: Project Land Holdings	4-2
Figure 4-2: Project Mining Leases Area - Property Group Map	4-7
Figure 4-3: Project Mining Leases and Patented Claims Location Map	4-8
Figure 4-4: IAMGOLD Regional Property Interests - Central Area	4-20
Figure 4-5: IAMGOLD Regional Property Interests - West Area	4-28

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Figure 4-6: IAMGOLD Regional Property Interests - East Area	4-29
Figure 5-1: Project Access Plan	5-2
Figure 6-1: Chester Property Gold Occurrences	6-8
Figure 7-1: Simplified Geology Map of the Abitibi Subprovince	7-2
Figure 7-2: Regional Geology of Swayze Belt	7-3
Figure 7-3: South Swayze Greenstone Belt Rock Units	7-4
Figure 7-4: Chester Property Geology	7-7
Figure 7-5: Côté Deposit Geology	7-10
Figure 7-6: Gosselin Deposit Geology	7-11
Figure 7-7: Compositional Zonation of the Diorite and Hydrothermal Breccia Body	7-14
Figure 7-8: Sericite Alteration - Skidder Outcrop (Côté Deposit)	7-18
Figure 7-9: Silica-Sodic Alteration - Skidder Outcrop (Côté Deposit)	7-19
Figure 8-1: Côté Deposit Model	8-4
Figure 9-1: South Swayze West Properties	9-4
Figure 9-2: Chester Area Gold Zones	9-9
Figure 9-3: Clam Lake Geology and Gold Zones	9-10
Figure 9-4: Chester Area Exploration in 2019 to 2021	9-11
Figure 9-5: South Swayze East Property Locations	9-14
Figure 10-1: Côté Drilling Collar Location Plan by Year	10-3
Figure 10-2: Gosselin Drilling Collar Location Plan by Year	10-8
Figure 10-3: Regional Drill Hole Locations (Western Area)	10-13
Figure 10-4: Regional Drill Hole Locations (Central and Eastern Areas)	10-14
Figure 11-1: Côté Actlab Protocols 2017 To Date	11-4
Figure 11-2: 2009 to 2015 Côté SRM Results	11-6
Figure 11-3: All SRM Results 2019	11-7
Figure 11-4: Côté 2018 Blank Assay Results	11-9
Figure 11-5: Côté 2019 Blank Assay Results	11-9
Figure 11-6: Côté 2019 Coarse Reject Duplicate Scatter Plot	11-11
Figure 11-7: Côté Coarse Duplicate Check on Heterogeneity	11-13
Figure 11-8: Côté 2019 Pulp Replicate Scatter Plot	11-14
Figure 11-9: Gosselin Blank Assay Results	11-15
Figure 11-10: Gosselin SRM Assays	11-17
Figure 11-11: Gosselin OREAS502c SRM Assays	11-18

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Figure 11-12: Gosselin Field Duplicate Samples Scatter Plot	11-19
Figure 11-13: Gosselin Field Duplicate Samples Q-Q Plot	11-19
Figure 13-1: Côté Metallurgical and Comminution Composites Spatial Location	13-3
Figure 13-2: 2016 Côté Metallurgical Drill Holes Location, Plan View	13-4
Figure 13-3: Gosselin Metallurgical and Comminution Composites Spatial Location, Looking North	13-4
Figure 13-4: Comparison Côté and Gosselin Mia and Mib Values	13-9
Figure 13-5: Comparison Côté and Gosselin Ball Mill Work Indices	13-10
Figure 13-6: Comparison of Côté and Gosselin Abrasion Indices	13-11
Figure 14-1: Côté Deposit Drilling	14-2
Figure 14-2: Côté Interpolation Domains	14-3
Figure 14-3: Côté Lithology Domains	14-4
Figure 14-4: Côté Subdomain 2020 Capping	14-7
Figure 14-5: Côté Indicator Shells at 0.3 g/t Au, 0.4 g/t Au, and 0.7 g/t Au	14-10
Figure 14-6: Côté North and South Trends for Experimental Variograms	14-12
Figure 14-7: Côté Variography North Area, NNE Trend - Subdomain 1101	14-13
Figure 14-8: Côté Variography North Area, EW Trend - Subdomain 1201	14-14
Figure 14-9: Côté Interpolation Domains By Level	14-16
Figure 14-10: Côté Extended Breccia Interpolation Domains	14-17
Figure 14-11: Côté Bulk Density Subdomain	14-19
Figure 14-12: Côté Bulk Density by Lithology and Mineralization	14-20
Figure 14-13: Spread of Grade Differences for Quarters at Cut-off Grade for Various Drill Hole Spacing Distances	14-22
Figure 14-14: Côté Classified Blocks - Elevation 190 m	14-24
Figure 14-15: Histogram of Distance from Drill Hole - Côté Classified Resource Blocks	14-25
Figure 14-16: Côté Estimated Block and Composite Grades - Elevation 190 m	14-26
Figure 14-17: Swath Plot of Côté Resource Blocks and Composites	14-27
Figure 14-18: Côté Deposit Resource Shell and Extended Breccia Wireframes	14-29
Figure 14-19: Current (2019) and Previous (2018) Côté Mineral Resource Pit Shells	14-33
Figure 14-20: Gosselin Geological Model	14-35
Figure 14-21: Gosselin Trend Surfaces	14-36
Figure 14-22: Gosselin Mineralization and Buffer Domains	14-37
Figure 14-23: Capping Graphs for Diorite Domain	14-39
Figure 14-24: Gosselin Grade Shells 0.8 g/t Au and Higher for Trend Analysis	14-42

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Figure 14-25: Gosselin Breccia Estimation Domain	14-43
Figure 14-26: Gosselin Central Estimation Domain	14-43
Figure 14-27: Gosselin Mineralization Wireframe and Estimation Subdomains	14-44
Figure 14-28: Modelled Variograms and Ellipse for Gosselin Breccia Estimation Domain	14-46
Figure 14-29: Modelled Variograms and Ellipse for Gosselin Central Estimation Domain	14-47
Figure 14-30: Gosselin Density Measurements Box Plot	14-50
Figure 14-31: Stacked Histogram of Gosselin SG Measurements	14-50
Figure 14-32: Classified Resource Blocks Inside Gosselin Resource Shell	14-52
Figure 14-33: Distance from Blocks to Closest Sample by Block Class	14-53
Figure 14-34: Gosselin Interpolated Block Grades and Composites - Plan View 136 m Elevation	14-54
Figure 14-35: Gosselin Interpolated Block Grades and Composites - Vertical Section	14-55
Figure 14-36: Gosselin Swath Plot by Easting	14-56
Figure 14-37: Gosselin Mineral Resource Blocks and Resource Shell	14-58
Figure 14-38: Sensitivity to Cut-Off Grade - Gosselin Indicated Resources	14-59
Figure 14-39: Sensitivity to Cut-Off Grade - Gosselin Inferred Resources	14-59
Figure 15-1: Royalty Zones	15-3
Figure 15-2: Pit-by-Pit Analysis	15-3
Figure 15-3: Selected Pit Shell	15-4
Figure 15-4: Ore Losses Estimation Procedure	15-5
Figure 16-1: Open Pit Design Sectors, Kinematic Segments and Joint Fabric	16-3
Figure 16-2: Ultimate Pit Design	16-5
Figure 16-3: Section 1 Showing Mine Design and Selected Pit Shell	16-5
Figure 16-4: Section 2 Showing Mine Design and Selected Pit Shell	16-6
Figure 16-5: Storage Facilities	16-7
Figure 16-6: Mine Rock Area Stockpile	16-8
Figure 16-7: Topsoil/Overburden Stockpile	16-9
Figure 16-8: Ore Stockpiles	16-10
Figure 16-9: Production Schedule	16-11
Figure 16-10: Scheduled Total Feed Grade	16-12
Figure 16-11: Stockpile Balance	16-13
Figure 16-12: Stockpile Balance	16-15
Figure 17-1: Overall Process Flow Diagram	17-3
Figure 18-1: Infrastructure Layout Plan	18-2

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Figure 20-1: Tailings Management Facility Layout Plan	20-7
Figure 20-2: Water Management Infrastructure Layout Plan	20-12
Figure 21-1: Project Execution Schedule	21-2
Figure 22-1: After-Tax NPV 5% Sensitivity Graph	22-8

APPENDIX TABLES AND FIGURES

Table 30-1: Chester 3C Claims	30-2
Table 30-2: Chester 3E- Spider Patents	30-2
Table 30-3: 986813 Ontario Ltd. -East Claims	30-3
Table 30-4: 986813 Ontario Ltd. -Northeast Claims	30-5
Table 30-5: 986813 Ontario Ltd. -South Claims	30-6
Table 30-6: Watershed Claims	30-7
Table 30-7: TME East Claims	30-14
Table 30-8: TME North Claims	30-18
Table 30-9: TME South Claims	30-20
Table 30-10: TME Makwa Claims	30-24
Table 30-11: TME Powerline Claims	30-25
Table 30-12: TME Champagne Claims	30-28
Table 30-13: GoldON Mollie River Claims	30-30
Table 30-14: GoldON Neville-Potier Claims	30-31
Table 30-15: Sheridan Option Claims	30-36
Table 30-16: Huffman Lake Option Claims	30-40
Table 30-17: TAAC West Claims	30-41
Table 30-18: TAAC West Patents and MLOs	30-53
Table 30-19: Falcon Gold Option Claims	30-56
Table 30-20: Falcon Gold Option Patents	30-58

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1.0 SUMMARY

1.1 Executive Summary

SLR Consulting (Canada) Ltd (SLR) and Wood Canada Limited (Wood) were retained by IAMGOLD Corporation (IAMGOLD) to prepare a Technical Report on IAMGOLD's Côté Gold Project (the Project or the Property) which is located approximately 125 km southwest of Timmins in northern Ontario, Canada.  The Project hosts both the Côté Gold deposit (Côté deposit or Côté) and Gosselin deposit (or Gosselin).  In 2019, SLR acquired Roscoe Postle Associates Inc. (RPA), which had been involved with the Côté Gold Project since 2011.  For the purpose of the Technical Report, references to SLR include RPA.

The purpose of this Technical Report is to support the disclosure of Mineral Resources and Mineral Reserves as of June 30, 2021, and to provide an update on the advancement of the Project.  This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) as published by the Canadian Securities Administrators.  The effective date of this Technical Report is October 18, 2021.

Independent Qualified Persons from SLR and Wood visited the Côté Gold property frequently from 2018 to present, most recently on July 19 to 21, 2021 (SLR) and May 7 to 9, 2019 (Wood).

IAMGOLD is a mid-tier Canadian gold mining company operating in three regions globally: North America, South America, and West Africa.  Within these regions IAMGOLD is developing potential mining districts that encompass operating mines and construction, development, and exploration projects.  IAMGOLD's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada.  A solid base of strategic assets is complemented by the Côté Gold Project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD acquired the Project in 2012 following its acquisition of Trelawney Mining and Exploration Inc. (Trelawney or TME).  Trelawney had carried out exploration activities on the Property since 2009.

The Project, which is currently under construction, is a 70:30 joint venture between IAMGOLD, as the operator, and Sumitomo Metal Mining Co., Ltd. (Sumitomo).  Anticipated to begin operation in Q3 2023, the Project will feature open pit mining at rates up to 62 million tonnes per annum (Mtpa), and processing of 13 Mtpa of ore via high pressure grinding rolls (HPGRs), gravity concentration, whole-ore leaching, and gold recovery from solution using carbon-in-pulp (CIP).  Production is forecast to average 489,000 oz per annum for the first five years of an 18 year mine life.

In addition to the Côté deposit, this Technical Report describes an initial Mineral Resource estimate for nearby Gosselin, which represents potential for additional mine life for the Project.

Units of measurement used in this Technical Report conform to the metric system.  All currency in this Technical Report is US dollars (US$) unless otherwise noted.

1.1.1 Conclusions

The Project is well advanced, with construction underway, and detailed engineering at 82% completion.  Risks to Mineral Resource and Mineral Reserve estimates, or to projected economic outcomes, are low in comparison to advanced properties undergoing engineering studies.

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Due to the substantial capital expenditures involved in mine development projects, developments are prone to cost overruns versus budget.  Construction costs can be impacted by a wide variety of factors, certain of which are beyond the control of IAMGOLD.  The significant capital expenditures and long time period required to develop new mines or other projects are considerable and changes in costs and market conditions or unplanned events or construction schedules can affect project economics.  The Project may experience further increases in capital expenditures.  In addition, construction and permitting delays could result in a prolonged schedule and increased project costs, and delay impacting mining activity or commissioning of the mill plant, which ultimately could impact the timing of production.

To mitigate some of these risks, operational and economic reviews are in place, with a focus on project budget, future cash flows, profitability, and results of operations.

Further conclusions by area are as follows.

1.1.1.1 Geology and Mineral Resources

• Côté Measured and Indicated Resources total 365.5 million tonnes (Mt) at an average grade of 0.87 g/t Au, containing 10.20 million ounces (Moz) Au.  An additional 189.6 Mt at an average grade of 0.63 g/t Au, containing 3.82 Moz Au are estimated in the Inferred Mineral Resource category.  The Mineral Resources are estimated at a 0.3 g/t Au cut-off grade, based on a gold price of US$1,500/oz Au, and have an effective date of December 19, 2019.

• Gosselin Indicated Resources total 124.5 Mt at an average grade of 0.84 g/t Au, containing 3.35 Moz Au.  An additional 72.9 Mt at an average grade of 0.73 g/t Au, containing 1.71 Moz Au are estimated in the Inferred Mineral Resource category.  The Mineral Resources are estimated at a 0.3 g/t Au cut-off grade, based on a price of US$1,500/oz Au, and have an effective date of October 4, 2021.

• There is excellent exploration potential to increase the Mineral Resources at Gosselin.

  Gosselin Mineral Resources are not yet included in the current Life of Mine (LOM) plan for the Project and represent potential for future mine life extensions.

1.1.1.2 Mining and Mineral Reserves

• Proven and Probable Mineral Reserves are estimated to total 233.0 Mt at an average grade of 0.96 g/t Au, containing 7.19 Moz.  Mineral Reserves are estimated at a 0.35 g/t Au cut-off grade, based on a price of US$1,200/oz Au, and have an effective date of October 1, 2021.

• Pit optimization parameters, pit slope design, financial assumptions, pit-shell selection, and mining dilution and recovery factors remain unchanged from 2018.

1.1.1.3 Metallurgical Test Work

• Metallurgical test work completed since 2009 has included:  comminution (Bond low-impact (crusher), rod mill (Rwi) and ball mill work (Bwi) indices, Bond abrasion indices (Ai), semi-autogenous grinding (SAG) mill comminution (SMC), HPGR, piston press, and Atwal) tests, gravity recoverable gold (GRG) tests, cyanide leaching (effect of head grade, effect of grind size, reagent usage, CIP modelling, cyanide destruction, solid-liquid separation and barren solution analysis) test work, development of recovery projections; and review of the potential for deleterious elements.

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• The comminution test work indicated that the material tested was very competent, and that the mineralization is well suited to an HPGR circuit.

• The mineralization is free-milling (non-refractory).  A portion of the gold liberates during grinding and is amenable to gravity concentration and the response to gravity and leaching is relatively consistent across head grades.  Therefore, the lower grade gold material is expected to exhibit the same level of metal extraction.  Individual lithologies follow the general trends for grind size sensitivity and cyanide consumption, however, there is evidence of differences in free gold content.  Silver content is consistently reported below 2 g/t Ag and the test work does not report on silver recovery.

• Overall gold recovery is estimated at 91.8% for the processing of 36,000 tonnes per day (tpd) using the proposed flowsheet.

• Cyanide and lime consumption are quite low in comparison to what is typically observed in industry, however, this reflects the lack of cyanicides and other cyanide consumers.  Lime consumption is also positively impacted by the basic nature of the ore.

• Metal dissolution during cyanide leaching was found to be low, and there are no obvious concerns with deleterious elements.

• Overall, metallurgical test results indicate that all the variability samples were readily amenable to gravity concentration and cyanide leaching.  Samples selected for metallurgical testing were representative of the various types and styles of mineralization within the different zones.  Samples were selected from a range of locations within the deposit zones.  Sufficient samples were taken so that tests were performed using adequate sample weights.

• For Gosselin a preliminary test work program was complete in the summer of 2020.  The comminution parameters and gold recovery of Gosselin material are similar to those of the Côté ore.  Cyanide and lime consumption were slightly higher for Gosselin material, due to the higher copper and sulphur content.

1.1.1.4 Mineral Processing

• The processing plant is designed for a 36,000 tpd throughput.

• Gold recovery is estimated at 91.8%.

• Preliminary test work indicates that Gosselin will produce metallurgical results similar to Côté.

• The process design uses conventional technology and equipment.  The process circuits will include primary crushing, secondary crushing, HPGR, ball milling, vertical milling, gravity concentration and cyanide leaching, followed by gold recovery by CIP, stripping and electrowinning (EW).

• Tailings handling will incorporate cyanide destruction and tailings thickening.

• The equipment proposed is appropriate for the type of flowsheet.

• Reagent usage and storage requirements are typical of the industry and require no specialized handling.

• Processing plant throughput will be 36,000 tpd and it is expected that a ramp-up period of 10 months will be required to reach the design throughput.

• The processing plant is expected to take 10 months to reach the design throughput of 36,000 tpd.  Reliable modelling, a focus on engineering design, and equipment selection will be key to achieving full production in the projected timeframe.

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1.1.1.5 Environment

• Environmental Assessment (EA) processes were completed providing approval for the Project under the Ontario Environmental Assessment Act and the Canadian Environmental Assessment Act, 2012.

• Permitting for the Project was initiated in 2018.

• The majority of permits required for the Project have been obtained including key permits for the construction of tailings dams and watercourse diversions, effluent discharges, and air emissions from the Province of Ontario for both the mine construction and operations phases, as well as permits to take water, a closure plan, and Schedule 2 listing under the Federal Metal and Diamond Mining Effluent Regulations.

• Extensive environmental monitoring programs have been developed through the permitting processes to protect the environment, including relating to air quality and noise emissions, effluent quality, downstream and surrounding surface waters, groundwater, terrestrial and aquatic life, geochemistry, and other aspects.

• An environmental management team has been assembled to manage environmental commitments and associated regulatory requirements.

1.1.1.6 Capital Costs

The estimate was prepared in accordance with the AACE International Class 1 Estimate with an expected accuracy of +10%/-5% of the final Project cost remaining to construct.

1.1.1.6.1 Construction Progress

At the end of Q2 2021 overall project progress reached 27%, with:

• Physical construction progress estimated by IAMGOLD to be 15% complete.

• Fabrication and delivery of equipment estimated at 23% complete.

• Detailed Engineering reported to be 82% complete.

Construction operations remained uninterrupted despite rising regional COVID cases.

1.1.1.7 Sustaining Capital and Operating Costs

• Sustaining costs include purchase of replacement mobile mining equipment, annual tailings management facility (TMF) build -out costs, and capital lease payments on the initial mining fleet and permanent camp.

• Average LOM operating costs are estimated at $16.57/t of processed ore.

1.1.1.8 Economic Analysis

  The Project cash flow demonstrates economic viability of the Mineral Reserves.

1.1.2 Recommendations

SLR recommends that IAMGOLD continue with construction as planned and begin operations.  The cost for this is represented by the remaining Project capital construction costs.

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Further recommendations by area, with additional costs to carry out recommendations noted where applicable, are as follows:

1.1.2.1 Geology and Mineral Resources

1. Continue diamond drilling at Gosselin, especially the down dip extensions and the saddle area between the Côté and Gosselin resource pit shells.

2. Further drilling in Gosselin deposit area should be oriented toward the south or southeast, according to the large scale curvature of the mineralization, and with a reasonable shallow dip, such that more intercepts at favourable angles to the mineralization could be obtained.

3. Diamond drilling costs for the Gosselin deposit are estimated to be $10 million to $20 million.

1.1.2.2 Mining and Mineral Reserves

1. Confirm the cut-off grade and optimization inputs once operating data become available.

2. Review mining potential for the Gosselin deposit, including impacts on the Côté pit designs and infrastructure requirements.

3. Optimize pit slope designs based on ongoing review of as-built pit wall performance and compliance to design parameters.

4. Confirm geotechnical design assumptions and improve designs based on ongoing pit wall mapping and geotechnical data collection.

5. As a greater understanding of the smaller faults and their orientations is obtained with pit development, incorporate these into the geotechnical model for confirmation of inter-ramp and overall pit stability.

6. Establish a prism monitoring program early in the pit life to identify areas of potential instability and to validate design assumptions for rock mass.

7. Perform additional geotechnical/oriented core drilling to supplement the current data set, particularly focussing on north/northwest trending holes along the west, north, and northeast walls.

8. Optimize control blasting near interim and ultimate pit walls.

1.1.2.3 Mineral Processing

1. Perform complete metallurgical test work with samples from the Gosselin Mineral Resource update.  The test work scope should include, comminution (Bond low-impact (crusher), RWi and BWi, Ai, SMC, HPGR, piston press, and Atwal) tests, GRG tests, cyanide leaching (effect of head grade, effect of grind size, reagent usage, CIP modelling, cyanide destruction, solid-liquid separation and barren solution analysis) test work, development of recovery projections, and review of the potential for deleterious elements.

2. This work is estimated at $450,000 to $500,000.

1.1.2.4 Infrastructure

1. Review infrastructure requirements for Gosselin, including site roads, waste storage, and tailings management options.

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1.1.2.5 Environment

1. Ensure that Project design and operational changes continue to be coordinated with the environmental management team to ensure consistency with EA commitments and permitting requirements.

2. Ensure that environmental management team staffing is sufficient to meet corporate and regulatory performance metrics, particularly regarding monitoring and reporting requirements.

1.1.2.6 Cost Estimates and Economic Analysis

1. Review cost and economic inputs as operating data becomes available.

1.2 Economic Analysis

The economic analysis is based on the Project Mineral Reserves, economic assumptions, and capital and operating costs provided by IAMGOLD and reviewed by SLR (all reported on a 100% ownership basis - IAMGOLD owns 70%).  All costs are expressed in Q3 2021 US dollars.  Unless otherwise indicated, all costs are expressed without allowance for escalation, currency fluctuation, or interest during construction.  Costs quoted in Canadian dollars were converted to US dollars at an exchange rate of US$1 = C$1.30.

A summary of the key project criteria is provided below.

1.2.1 Economic Criteria

1.2.1.1 Physicals

• Project life: 18 year LOM with 16 years of mining and stockpile reclaim extending into Year 18

• Open Pit operations

  Total tonnes mined:  859 Mt (ore and waste)
  Waste:Ore ratio: 2.7
  Maximum mining rate:  70 Mtpa (Y3 of commercial production)
  Processing of Mineral Reserves:
  Annual Ore Feed:  13 Mtpa
  Total Ore Feed to Plant: 233 Mt at 0.96 g/t Au (reported on a 100% basis)
  Contained Gold: 7.194 Moz Au
  Average LOM Plant Recovery 91.8%
  Recovered Gold: 6.604 Moz Au

1.2.1.2 Revenue

  For the purposes of this economic analysis, revenue is estimated based on the IAMGOLD assumed LOM price of US$1,600/oz Au.  SLR considers this price to be aligned with latest industry consensus long term forecast prices.  Gold prices were kept constant throughout the life of the Project.

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• For transportation and refining charges, the current assumption is that the Royal Canadian Mint (the Mint) will transport doré from the Project to its refinery in Ottawa.  An indicative quote for transportation, insurance and refining was received from the Mint estimating costs at approximately $1.75/oz Au over the LOM.

• Royalty rates are presented in Section 4 of this Technical Report and range from 0% to a maximum of 1.5% depending on the source of the ore within the Project area.

• LOM net revenue is $6,215 million (after Royalty and Treatment Charges).

1.2.1.3 Capital Costs

• Total Project construction capital cost are estimated at approximately $1,866 million.

• Pre-production capital costs already spent on the Project up to Q2 2021 amounted to $361 million (considered as sunk cost for the current economic analysis).

• IAMGOLD has forecasted capital expenditures for the remaining pre-production period from Q3 2021 onward:

  Without mine equipment capital leases:  $1,505 million.
  With mine equipment capital leases:  $1,380 million

1.2.1.4 Sustaining Capital and Operating Costs

  LOM sustaining capital costs of $866 million.
  Lease payments including interests: $161 million.
  Capital waste stripping (CWS): $62 million.

• Concurrent reclamation and closure costs of $74 million included in the analysis over the LOM.

• Open Pit mining (excluding CWS): $2.26/t ore mined ($5.82/t ore milled)

• Processing: $7.88/t ore milled

• Support and G&A $2.88/t ore milled

• LOM total operating costs (on-site)  $3,862 million (Mine, Processing and G&A)

• Owner's Other Costs (off-site): $2.10/t ore milled (including Royalties and TC/RC's)

• Total unit operating costs $18.68/t ore milled (on-site + offsite)

• Total operating cash cost  $659/oz Au.

• All-In Sustaining Cost (AISC)  $802/oz Au.

1.2.1.5 Taxation

• Income tax is payable to the Federal government of Canada, pursuant to the Income Tax Act (Canada).  The applicable Federal income tax rate is 15% of taxable income.

• Income tax is payable to the Province of Ontario at a tax rate of 11.5% of taxable income, which includes the manufacturing and processing tax credit.  Ontario income tax is administered by the Canada Revenue Agency and, since 2008, Ontario's definition of taxable income is fully harmonized with the Federal definition.

• Ontario Mining Tax (OMT) is levied at a rate of 10% on taxable profit in excess of C$500,000 derived from mining operations in Ontario.  OMT is deductible in calculating Federal income tax and a similar resource allowance is available as a deduction in calculating Ontario income tax.  OMT is not affected by harmonization, accordingly, it is administered provincially by Ontario.

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• SLR has relied on IAMGOLD's taxation model for the calculation of income and mining taxes applicable to the cash flow.

1.2.2 Cash Flow

SLR has reviewed the IAMGOLD Côté Financial Model and has prepared its own unlevered after-tax LOM cash flow model based on the information contained in this Technical Report to confirm the physical and economic parameters of the Project.

The model does not consider the following components:

  Financing costs
  Insurance
  Overhead cost for a corporate office

An after-tax cash flow summary is presented in Table 1-1.

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Table 1-1: After-Tax Cash Flow Summary

IAMGOLD Corporation - Côté Gold Project

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1.2.3 Cash Flow Analysis

The Project economics have been evaluated using the discounted cash flow method by considering annual processed tonnages and gold grade of ore.  The associated process recovery, gold prices, operating costs, refining and transportation charges, royalties, and capital expenditures were also considered.

The economic analysis uses a reference date of July 1, 2021.  The base discount rate used in this Technical Report is 5%, which has been commonly used to evaluate gold projects.  The discounted present values of the cash flows are summed to arrive at the Project's net present value (NPV).  In addition to the NPV, the internal rate of return (IRR) and the payback period were also calculated.  The IRR is defined as the discount rate that results in an NPV equal to zero.  The payback period is calculated as the time required to achieve positive cumulative cash flow from the start of production.

1.2.3.1 Economic Results

For the scenario that considers the leasing of mining equipment and excludes sunk costs the pre-tax NPV at a 5% discount rate is $1,975 million and the after-tax NPV at a 5% discount is $1,597 million.

The LOM total cash cost is $659/oz Au derived from mining, processing, on-site G&A, refining, doré transportation and insurance, royalties, owner's other costs and OMT costs per ounce payable.  The AISC is $802/oz Au derived from total cash costs plus sustaining capital (including interest on capital leases), and reclamation and remediation costs.

The summary of the results of the cash flow analysis is presented in Table 1-2.

Table 1-2: Cash Flow Analysis

IAMGOLD Corporation - Côté Gold Project

Item	Discount Rate	Units	Pre-Tax	After-Tax
Free Cash Flow	0%	$ million	3,680	2,962
NPV at 5% discount	5%	$ million	1,975	1,597
NPV at 8% discount	8%	$ million	1,546	1,234
NPV at 10% discount	10%	$ million	1,304	1,029
Payback Period		years	3.67	3.7
IRR		%	20.2%	19.0%

1.2.3.2 Economic Results Including Capital Spent To Date

The aforementioned NPVs and IRRs do not include capital expenditures to date.  Capital costs spent on the Project up to Q2 2021 amount to $361 million. IAMGOLD has forecasted capital expenditures of $1,505 million for the remaining pre-production period for the case that includes mine equipment capital leases.  An additional $866 million of sustaining capital is estimated during the LOM.

Considering all capital expenditures to date, the Project's after-tax NPV at a 5% discount rate is $1,312 million, and the IRR is 14.5%.

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1.2.4 Sensitivity Analysis

Project risks can be identified in both economic and non-economic terms.  Key economic risks were examined by running cash flow sensitivities on after-tax NPV at a 5% discount rate.  The following parameters were examined:

  Gold metal price
  Gold head grade
  Gold metallurgical recovery
  Operating costs
  Capital costs (Development, Sustaining, and Closure)

After-tax sensitivities have been calculated for -20% to +20% variations (for gold grade, gold price and operating costs and capital costs), and -2% to +2% variations (for gold recovery) to determine the most sensitive parameter of the Project.  The sensitivities are presented in Table 1-3 and Figure 1-1.

Table 1-3: After-Tax Sensitivity Analysis (Excluding Sunk Costs)

IAMGOLD Corporation - Côté Gold Project

	Head Grade (g/t Au)	NPV at 5% (US$ million)
-20%	0.77	557
-10%	0.86	1,100
0%	0.96	1,597
10%	1.06	2,075
20%	1.15	2,551
	Recovery (% Au)	NPV at 5% (US$ million)
-2%	89.8%	1,501
-1%	90.8%	1,549
0%	91.8%	1,597
1%	92.8%	1,645
2%	93.8%	1,692
	Metal Prices (US$/oz Au)	NPV at 5% (US$ million)
-20%	1,280	557
-10%	1,440	1,100
0%	1,600	1,597
10%	1,760	2,075
20%	1,920	2,551

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	Operating Costs (US$ million)	NPV at 5% (US$ million)
-20%	3,089	1,935
-10%	3,475	1,767
0%	3,862	1,597
10%	4,248	1,425
20%	4,634	1,252
	Capital Costs (US$ million)	NPV at 5% (US$ million)
-20%	1,207	2,001
-10%	1,358	1,799
0%	1,505	1,597
10%	1,660	1,395
20%	1,811	1,193

Figure 1-1:  After-Tax NPV 5% Sensitivity Graph

In after-tax evaluations, the Project is most sensitive to changes in gold price and gold head grade, and less sensitive to changes in mill recovery and operating and capital costs from the factors that were evaluated.  SLR notes that at recent gold prices, Project after-tax NPV at a 5% discount rate is over US$2 billion.

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1.3 Technical Summary

1.3.1 Property Description and Location

The Project is located in the Porcupine Mining Division, 20 km southwest of Gogama, Ontario and extends approximately 73 km from Esther Township in the west to Londonderry Township in the east.  The Project comprises a group of properties assembled through staking and option agreements covering a total area of approximately 595 km2.  The Project mining leases area forms a portion of the overall claim area.

The Project is bisected by Highway 144 and is approximately 175 km north of Sudbury via Highway 144 and 125 km southwest of Timmins via Highways 101 and 144.

The Chester property is located in the central portion of the Project mining leases area which hosts the Côté and Gosselin deposits, as well as the Chester 1 zone and several other gold occurrences.

1.3.2 Land Tenure

On April 27, 2012, IAMGOLD announced that it had entered into a definitive agreement with Trelawney to acquire, through a wholly owned subsidiary, all the issued and outstanding common shares of Trelawney through a plan of arrangement (the Trelawney transaction).  On June 21, 2012, IAMGOLD announced the acquisition of all issued and outstanding common shares of Trelawney, which were subsequently delisted.

Trelawney Augen Acquisition Corporation (TAAC), a subsidiary of Trelawney at the time of the Trelawney acquisition, became an indirectly wholly owned IAMGOLD subsidiary.

Following an amalgamation on June 1, 2017, all of IAMGOLD's interests in the groups of properties comprising the Project are now owned by and registered in the name of IAMGOLD, with the exception of the 986813 Ontario Ltd (986813 Ontario) property, which is held in the name of 986813 Ontario, an IAMGOLD subsidiary.

On June 20, 2017, IAMGOLD completed a transaction with Sumitomo wherein Sumitomo agreed to acquire a 30% undivided participating joint venture interest in the IAMGOLD's property interests in the Property package.  Sumitomo's interest in the Project is held by the Sumitomo subsidiary SMM Gold Côté Inc. (SMM).

The properties acquired through the Trelawney transaction were the result of a number of agreements with third parties.  These third parties may retain an interest in some of the properties within the Property package either by way of an actual property interest or through royalty interests.

IAMGOLD holds a significant land package which adequately covers the Project and area outside the Project mining leases.  Overall, the Property package consists of 2,972 tenures covering a surface area of approximately 59,536 ha (or 595.36 km²).

IAMGOLD has regularly completed assessment work to maintain the claims in good standing.

1.3.3 Existing Infrastructure

Surface infrastructure at Chester 1 includes an electrical distribution system, warehouse, workshop, offices, and various pieces of mobile equipment.  More recently a temporary construction camp was fully installed at Chester 1 to temporarily accommodate workers, while awaiting the completion of the permanent camp.  Chester 1 is currently connected to the 115 kV Provincial power grid via a 24 kV feeder.  The surface electrical distribution system, warehouse, workshop, offices, and various pieces of mobile equipment of the Chester 1 site were used to support the construction of the Project.

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A facility located on Mesomikenda Lake Road includes the exploration core shack, a kitchen, rooms for 55 people, and a recreation hall.  These have been used as needed during the exploration work phases for the Gosselin drilling program and regional exploration activities.  A series of cabins and a lodge located by Mesomikenda Lake also exists and can accommodate up to 15 people.

1.3.4 History

Prospecting and exploration activity in the Project area began circa 1900 and has continued sporadically to the present, spurred on periodically from exploration in the Porcupine and Elk Lake-Gowganda-Shiningtree camps.  The first discovery of note was the Lawrence copper prospect on the east shore of Mesomikenda Lake in 1910.  Further interest in the area was sparked in 1930 when Alfred Gosselin found an outcropping gold mineralization on the east shore of Three Duck Lakes.

Historical work on the Property has been conducted in multiple stages:

• In the early 1940s extensive prospecting and trenching was conducted, in addition to the sinking of several shallow shafts and some minor production.

• Through to the late 1960s little or no work was performed.

• From the early 1970s to approximately 1990, extensive surface work was performed, in addition to some limited underground investigations.

• From 1990 to 2009, fragmented property ownership precluded any major programs.

• In 2009, a group of properties that became the Chester property was consolidated by Trelawney.

A significant number of gold showings have been discovered on the Property.

1.3.5 Geology and Mineralization

The Côté and Gosselin deposits are located in the Swayze greenstone belt in the southwestern extension of the Abitibi greenstone belt of the Superior Province.  The Abitibi Subprovince comprises Late Archean metavolcanic rocks, related synvolcanic intrusions, and clastic metasedimentary rocks, intruded by Archean alkaline intrusions and Paleoproterozoic diabase dykes.  The Swayze greenstone belt, like the rest of the Abitibi greenstone belt, contains extrusive and intrusive rock types ranging from ultramafic through felsic in composition, as well as both chemical and clastic sedimentary rocks.

The Côté and Gosselin deposits are situated within the Chester Township area, within the southeast corner of the Swayze greenstone belt.  The greenstone (supracrustal) assemblage is part of the well-defined Ridout syncline that separates the Kenogamissi granitoid complex to the north from the Ramsey-Algoma granitoid complex to the south.

The Côté and Gosselin deposit type gold mineralization consists of low to moderate grade gold (±copper) mineralization associated with brecciated and altered tonalite and diorite rocks.

Several styles of gold mineralization are recognized within the deposit, and include disseminated, breccia hosted and vein type, all of which are co-spatial with biotite (± chlorite), sericite and for the Côté deposit silica-sodic alteration.

Disseminated mineralization in the hydrothermal matrix of the breccia is the most important style of gold (±copper) mineralization.  This style consists of disseminated pyrite, chalcopyrite, pyrrhotite, magnetite, gold (often in native form), and molybdenite in the matrix of the breccia and is associated with primary hydrothermal biotite and chlorite after biotite.

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The nature of the veins and fractures vary from stockworks to closely-spaced, planar, subparallel sheeted vein sets.

1.3.6 Exploration Status

Exploration programs to date have identified the Côté and the Gosselin deposits and have evaluated several nearby gold showings for their potential to be bulk-mineable gold deposits.  The discovery of the Gosselin deposit resulted from IAMGOLD's focussed exploration efforts.  Other gold zones situated near the Côté and Gosselin deposits remain prospective for additional bulk-tonnage gold mineralization, and active exploration programs will continue to evaluate these targets.

Exploration programs to date have been sufficient to screen many areas for the presence of a Côté-style deposit, with grid line spacing and general traverse spacing of <200 m (some areas <100 m spacing for traverse/grid line density).  Litho-sampling and geological mapping is representative over much of the Property land holdings, with some exceptions where glacial till and lacustrine deposits form thick mantels on the bedrock.  In areas of thick overburden, induced polarization (IP) geophysical surveys and diamond drilling has helped screen these overburden-covered areas.

1.3.7 Mineral Resources

1.3.7.1 Côté Deposit

In 2019, SLR prepared an updated Côté Mineral Resource estimate which included the incorporation of additional drilling and updated mineralization wireframes, recognized local grade trends, eliminated the Fault domain, and used a new classification approach.  IAMGOLD is treating this estimate as the current Mineral Resource estimate for the Côté deposit.  Table 1-4 presents a summary of the updated Côté deposit Mineral Resource estimate as of December 19, 2019.

Table 1-4: Summary of Côté Mineral Resources - December 19, 2019

IAMGOLD Corporation - Côté Gold Project

Classification	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)
Measured	152.1	0.97	4.72
Indicated	213.4	0.80	5.48
Measured and Indicated	365.5	0.87	10.20

Inferred	189.6	0.63	3.82

Notes:

1. Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions) were followed for Mineral Resources.

2. Mineral Resources are inclusive of Mineral Reserves.

3. Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au.

4. Mineral Resources are estimated using a long term price of US$1,500/oz Au, and a US$/C$ exchange rate of 1.30.

5. Bulk density varies from 2.69 t/m3 to 2.85 t/m3.

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6. Mineral Resources are constrained by an optimized resource shell.

7. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

8. Numbers may not add due to rounding.

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

1.3.7.2 Gosselin Deposit

In 2021, SLR prepared an estimate of the Gosselin Mineral Resources based on an open pit mining scenario.  Indicated Resources total 124.5 Mt at an average grade of 0.84 g/t Au, containing 3.35 Moz Au.  An additional 72.9 Mt at an average grade of 0.73 g/t Au, containing 1.71 Moz Au are estimated in the Inferred Mineral Resource category.  The Mineral Resources are estimated at a 0.3 g/t Au cut-off grade, based on a price of US$1,500/oz Au, and have an effective date of October 4, 2021 (Table 1-5).

Table 1-5: Summary of Gosselin Mineral Resources - October 4, 2021

IAMGOLD Corporation - Côté Gold Project

Category	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)
Measured	-	-	-
Indicated	124.5	0.84	3.35
Total Measured + Indicated	124.5	0.84	3.35

Inferred	72.9	0.73	1.71

Notes:

1. CIM (2014) definitions were followed for Mineral Resources.

2. Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au.

3. Mineral Resources are estimated using a long term price of US$1,500/oz Au, and a US$/C$ exchange rate 1:1.2.

4. Bulk density varies from 2.69 t/m3 to 2.85 t/m3.

5. Mineral Resources are constrained by an optimized resource shell.

6. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7. Numbers may not add due to rounding.

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

1.3.8 Mineral Reserves

Mineral Reserves were classified in accordance with the CIM (2014) definitions.  Only Mineral Resources that were classified as Measured and Indicated were given economic attributes in the mine design and when demonstrating economic viability.  Mineral Reserves for the Côté deposit incorporate mining dilution and mining recovery estimations for the open pit mining method.

The Mineral Reserve estimate for the Côté deposit is based on the resource block model estimated by SLR (2019), as well as information provided by IAMGOLD and information generated by Wood.

The Mineral Reserves statement is summarized in Table 1-6.

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Table 1-6: Mineral Reserves Statement - October 1, 2021

IAMGOLD Corporation - Côté Gold Project

Classification	Tonnes (Mt)	Grade (g/t Au)	Contained Metal (000 oz Au)
Total Mineral Reserves
Proven	130.5	1.02	4,262
Probable	102.5	0.89	2,932
Proven and Probable	233.0	0.96	7,194

Notes:

1. The Mineral Reserves were estimated assuming open pit mining methods and are reported on a 100% Project basis.

2. Mineral Reserves used the following assumptions:  price of US$1,200/oz Au; fixed process recovery of 91.8%; treatment and refining costs, including transport and selling costs of $1.75/oz Au; variable royalty percentages by zone: 0.75% for Zone 1, 1.00% for zone 2, 0.00% for zone 3, 1.50% for zone 4, 0.75% for zone 5, 1.50% for zone 6, and 0.75% for zones 7 and 8; overall pit slope angles varying by sector with a range of 45.8° to 56.4°; processing costs of $10.17/t, which includes process operating costs of $7.01/t, general and administrative costs of $1.84/t, sustaining costs of $0.82/t, and closure costs of $0.50/t; mining costs of $1.61/t incremented at $0.029/t/12m below 388 elevation (life-of-mine average mining costs of $2.01/t); and rehandling costs of $0.87/t.  The cut-off applied to the reserves is 0.35 g/t Au.

3. Numbers have been rounded.  Totals may not sum due to rounding.

The Mineral Reserves estimated for the Côté deposit are subject to the types of risks common to most open pit gold mining operations in Ontario.  The risks are reasonably well understood at the feasibility level of study and should be manageable.  Proper management of groundwater will be important to maintaining pit slope stability.  The current TMF permit covers approximately 87% of the Mineral Reserves.  There is a reasonable expectation that all permitting required to support the Mineral Reserve-based LOM plan will be obtained.

The QP is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

1.3.8.1 Dilution and Ore Losses

The resource model is diluted by regularization to a standard block size of 10 m wide by 10 m deep by 12 m high.  Individual blocks captured within the final pit design were tagged as either ore or waste by cut-off grade, accounting for increasing mining costs with depth and varying royalties by zone.

Ore losses during mining are accounted for by simulating the mixing of material from adjacent blocks.  The procedure to determine ore losses during mining results in a reduction of gold grade but does not reduce tonnage.  Ore losses were estimated using the following steps:

• The grade of a given block will be blended using 5% of the tonnage from each of the four adjacent blocks.

• If an adjacent block is classified as an Inferred Mineral Resource, its grade is considered to be zero.  If the adjacent block is Measured or Indicated, but below cut-off, dilution is taken at the grade of the adjacent block.

After the above adjustments, the Mineral Reserve tonnage and grade was reported using the partial block percentages within the final pit design.

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1.3.9 Mining Method

Pit optimization parameters, financial assumptions, pit-shell selection, and mining dilution and recovery factors remain unchanged from 2018.  The current Mineral Reserves (totalling 233 Mt) are based on what was previously known as the Base Case (203 Mt) plus the Extended Case (30 Mt).

1.3.9.1 Geotechnical Considerations

Wood updated the mine plan to a feasibility level pit slope design by carrying out geomechanical logging, compilation of previous geotechnical data , geotechnical modelling, kinematic analysis, and confirmation of overall slope stability by limit equilibrium and finite element analysis.

Initial pit slope design criteria were based primarily on all the compiled, reconciled, and updated geomechanical data, with reference to the prefeasibility study (PFS) pit shell geometry defined by Amec Foster Wheeler (2017).  Following pit optimization, the pit geometry was compared for changes in the slope orientation that may be impacted by different kinematic influences and reviewed using limit equilibrium modelling of the potential modes of failure to determine adequacy of the bench and inter-ramp design, with recommendations for adjustments which were incorporated into the final pit design.

1.3.9.2 Pit Optimization

The pit shells that define the ultimate pit limit, as well as the internal phases, were derived using the Lerchs-Grossmann (LG) pit optimization algorithm.  This process considers the information stored in the geological block model, the pit slope angles by geotechnical sector, commodity prices, cost inputs, and royalties by zone.

Wood imported the resource model, containing gold grades, block percentages, material density, slope sectors, rock types, and net smelter return (NSR), into the optimization software.  The optimization run was carried out using only Measured and Indicated Mineral Resources to define the optimal mining limits.

The optimization run included 55 pit shells defined according to different revenue factors, where a revenue factor of 1 is the base case.  To select the optimal pit shell that defines the ultimate pit limit, Wood conducted a pit-by-pit analysis to evaluate the contribution of each incremental shell to NPV, assuming a processing plant capacity of 36,000 tpd and a discount rate of 6%.

1.3.9.3 Mine Design

The mine plan is designed as a truck-shovel operation assuming 220 t autonomous trucks and 34 m3 shovels.  The pit design includes four phases to balance stripping requirements while satisfying concentrator requirements.

The design parameters include a ramp width of 36 m, road grades of 10%, bench height of 12 m, berm height interval of 24 m, geotechnical catch bench of 20 m if height is greater than 150 m, a minimum mining width of 40 m, and variable slope angles and berm widths by sector.

The smoothed final pit design contains approximately 239 Mt of ore at 0.95 g/t Au and 620 Mt of waste for a resulting stripping ratio of 2.6:1.  The total LOM mill feed is 233 Mt at 0.96 g/t Au, constrained by TMF capacity, and 6 Mt of low grade ore material remaining in stockpiles at the end of mine life.  These tonnages and grades were derived by following an elevated cut-off strategy in the production schedule.

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1.3.9.4 Storage Facilities

The mine rock area (MRA), overburden stockpile, and ore stockpiles have been designed to ensure physical and chemical stability during and after mining activities.  To achieve this, the storage facilities were designed to account for benching, drainage, geotechnical stability, and concurrent reclamation.

1.3.9.5 Production Schedule

Pre-production commenced with contractor works in Q1 2021 consisting of overburden removal, supply of material for construction, and initial bench establishment.  Contractor mining will continue for a period of two years until Q1 2023.  In parallel, delivery of autonomous equipment will begin in Q2 2022 and owner mining will commence in Q4 2022.  Mill commissioning is currently planned for Q2 2023 and full production in Q1 2024.

The Côté deposit is planned to be mined in four phases included within the ultimate pit limit.  The scheduling constraints establish the maximum mining capacity at 62 Mtpa and the maximum number of benches mined per year at eight in each phase.  Additional constraints were used to guide the schedule and to obtain the desired results.  Examples of these additional constraints include feeding lower grade material during the first months of the plant ramp up schedule, the maximum stockpile capacity, and reducing the mining capacity in later years to balance the number of trucks required per period.

The schedule produced a 16 year LOM with stockpile reclaim extending into Year 18.  The amount of re-handled mill feed is 79 Mt, which requires a maximum stockpile capacity of 62 Mt, in Year 10.  The average grade is 0.96 g/t Au.

The mine is scheduled to operate 24 hr/day, seven days per week (24/7 schedule), using four rotating crews working 12 h shifts.

1.3.9.6 Mining Equipment

Mining operations will use an autonomous truck and drill fleet, supported by a conventional manned loading fleet and a fleet of manned support equipment.  The truck fleet will be diesel-powered with the capacity to mine approximately 60.0 Mtpa operating on 12 m benches.  The loading fleet will include two electric-powered hydraulic shovels, supported by three large diesel-powered front-end loaders (FELs).  Primary mobile equipment will consist of:

• Loading - CAT 6060 electric/hydraulic (6060E) shovel and CAT 994K high lift FELs

• Hauling - CAT 793F mechanical drive truck operated in autonomous mode

The mine will be supported by multiple contractors.  A contractor miner is assumed to mine all overburden within the mine plan and to develop the initial benches in the pre-production period for the autonomous fleet.  A maintenance and repair contract (MARC) will be in place during pre-production and the first three years of operation.  Blasting will be conducted by a contract down hole service during the LOM.  A full-service contract tire provider will be used throughout the LOM to supply, repair, and change tires at the mine site.

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1.3.10 Metallurgical Test Work and Mineral Processing

1.3.10.1 Metallurgical Test Work

Metallurgical laboratories involved with the test work programs have included:  SGS facilities (SGS) in Lakefield, Ontario, COREM (a consortium composed of several mining companies and the Government of Québec), in Québec City, Québec, and the University of British Columbia.

Metallurgical test work completed since 2009 has included:  comminution (Bond low-impact (crusher), RWi and BWi, Ai, SMC, HPGR, piston press, and Atwal) tests, GRG tests, cyanide leaching (effect of head grade, effect of grind size, reagent usage, CIP modelling, cyanide destruction, solid-liquid separation and barren solution analysis) test work, development of recovery projections; and review of the potential for deleterious elements.

The comminution test work indicated that the material tested was very competent, and that the mineralization is well-suited to an HPGR circuit.

The mineralization is free-milling (non-refractory).  A portion of the gold liberates during grinding and is amenable to gravity concentration and the response to gravity and leaching is relatively consistent across head grades.  Therefore, the lower grade gold material is expected to exhibit the same level of metal extraction.  Individual lithologies follow the general trends for grind size sensitivity and cyanide consumption, however, there is evidence of differences in free gold content.  Silver content is consistently reported below 2 g/t Ag and the test work does not report on silver recovery.

Overall gold recovery is estimated at 91.8% for the processing of 36,000 tpd using the proposed flowsheet.

Cyanide and lime consumption are quite low in comparison to what is typically observed in industry, however, this reflects the lack of cyanicides and other cyanide consumers.  Lime consumption is also positively impacted by the basic nature of the ore.

Metal dissolution during cyanide leaching was found to be low, and there are no obvious concerns with deleterious elements.

Overall, metallurgical test results indicate that all the variability samples were readily amenable to gravity concentration and cyanide leach.  Samples selected for metallurgical testing were representative of the various types and styles of mineralization within the different zones.  Samples were selected from a range of locations within the deposit zones.  Sufficient samples were taken so that tests were performed using adequate sample weights.

For the Gosselin deposit a preliminary test work program was complete in the summer of 2020.  The comminution parameters and gold recovery are similar to those of the Côté ore.  Cyanide and lime consumption were slightly higher for Gosselin material, due to the higher copper and sulphur content.

A more detailed test work program needs to be undertaken for the Gosselin deposit.  The program should include gravity recovery and metal dissolution characterization.

1.3.10.2 Mineral Processing

The process plant design is conventional and uses conventional equipment.  The process plant will consist of:

• Primary (gyratory) crushing

• Secondary cone crushing and coarse ore screening

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• A coarse ore stockpile

• Tertiary HPGR crushing

• Fine ore screening and storage

• Two milling stages (ball mill followed by vertical stirred mills)

• Gravity concentration and intensive leaching

• Pre-leach thickening

• Whole ore cyanide leaching

• CIP recovery of precious metals from solution

• Cyanide destruction

• Tailings thickening

• Elution of precious metals from carbon

• Recovery of precious metals by EW

• Smelting to doré

The processing plant will have facilities for carbon regeneration, tailings thickening, and cyanide destruction.  Plant throughput will be 36,000 tpd and it is expected that a ramp up period of 10 months will be required to reach the design throughput.

Water from the mine water pond will be the primary source of mill water, providing the majority of the processing plant requirements, whereas the plant site pond and other collection areas will be secondary sources of process water.  Fresh water required for reagent mixing at the processing plant will be pumped from Mesomikenda Lake.

The primary reagents required will include flocculant, sodium hydroxide, cyanide, copper sulphate, liquid sulphur dioxide, anti-scalant, lime, hydrochloric acid, and oxygen.  A dedicated, self-contained air service system will be provided.

The mill will require approximately 56.7 MW of power to operate at full capacity.

1.3.11 Project Infrastructure

Project infrastructure will include:

• Open pit

• MRA and stockpile facilities

• TMF

• Permanent camp and a temporary construction camp

• Emulsion plant

• Process facilities

• Workshop, offices, facilities, and other services

• Watercourse realignment dams and channels

• New lake to be created to compensate the loss of Côté Lake habitat

• Storm/mine water, polishing, and tailings reclaim ponds

• Collection, surplus water discharge, and dispersion systems

• Two-lane gravel access road

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• Upgraded existing transmission line from Timmins to Shining Tree Junction and a new 44 km long 115 kV electrical power transmission line from Shining Tree Junction to the Project site

• Electrical distribution network.

1.3.12 Market Studies

Gold doré bullion is typically sold through commercial banks and metals traders, with sales prices obtained from the World Spot or London fixes.  These contracts are easily transacted, and standard terms apply.

IAMGOLD expects that the terms of any sales contracts would be typical of, and consistent with, standard industry practices, and would be similar to contracts for the supply of gold doré elsewhere in Canada.

1.3.13 Environmental, Permitting and Social Considerations

1.3.13.1 Environmental Considerations

An EA was completed for the Project under the Ontario Environmental Assessment Act (EAA, 1990) and the Canadian Environmental Assessment Act, 2012 (CEAA 2012).  The Amended Environmental Impact Statement / Final Environmental Assessment Report is hereafter referred to as the EA (AMEC, January 2015).  A Decision Statement was issued by the Federal Minister of Environment and Climate Change Canada (ECCC) on April 13, 2016, and a Notice of Approval was issued by the Ontario Minister of the Environment and Climate Change (MOECC) on December 22, 2016.

Following receipt of the EA approvals, IAMGOLD optimized the Project based on feedback from First Nations, Métis, local communities, and regulators.  Project optimizations were evaluated through an Environmental Effects Review (EER) which concluded that predicted environmental effects of the Project are similar or reduced compared to the EA, and the conclusions of the EA remain valid.  The EER also included an updated summary of EA process mitigation and monitoring commitments, including commitments resulting from the consultation and engagement program.  The EER was accepted by the Ontario Ministry of Environment, Conservation and Parks (previously the MOECC, now the MECP) and Canadian Environmental Assessment Agency (now the Impact Assessment Agency of Canada).  IAMGOLD received a revised Decision Statement from the Federal Minister of Environment and Climate Change Canada on February 25, 2019.  The MECP confirmed via letter on April 29, 2019, that the 2016 Notice of Approval remains in effect for the Project.  The MECP letter provided comments on the applicability of each EA condition, and included guidance and clarifications related to MECP expectations.

Permitting for mine construction was initiated in 2018 and since that time environmental permits have been secured to advance mine construction, as well as for the mine operations phase.  The majority of these permits have been issued by the Province with lesser numbers being issued by the Federal government.  Provincial permits have included those pertaining to water management, dam construction, ore processing and tailings deposition, watercourse diversions and water crossings, air and noise emissions, tree clearing, closure planning, and domestic sewage treatment.  Permits received from the Federal government have included those related to fish habitat offset authorizations, including Schedule 2 listings and effluent discharges pursuant to Metal and Diamond Mining Effluent Regulations requirements, and permits pertaining to navigable waters.  Additional permitting to meet further project needs is in progress.

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1.3.13.2 Social Considerations

IAMGOLD has actively engaged Indigenous, local, and regional communities, as well as other stakeholders, to gain a better understanding of their issues and interests, identify potential partnerships, and build social acceptance for the Project.  Stakeholders involved in Project consultations to date include those with a direct interest in the Project, and those who provided data for the baseline studies.  The involvement of stakeholders will continue throughout the various Project stages.  The range of stakeholders is expected to increase and evolve over time, to reflect varying levels of interest and issues.

As part of the Provincial conditions of EA approval, IAMGOLD developed and submitted a Community Communication Plan to the responsible Provincial ministry, outlining its plan to communicate with stakeholders through all phases of the project.

IAMGOLD worked collaboratively with the community of Gogama on the development of a socio-economic management and monitoring plan to manage potential socio-economic effects of the Project (both adverse and positive).  The plan was accepted in 2020 and implementation began in 2021.

An understanding of the Indigenous communities potentially interested in the Project was first developed through advice from the Province to the previous property owner Trelawney in a letter dated August 19, 2011, and through advice from the Canadian Environmental Assessment Agency based on information provided by Aboriginal Affairs and Northern Development Canada (now Indigenous and Northern Affairs Canada).  IAMGOLD sought further direction from both Provincial and Federal Crown agencies on the potentially affected communities.

Based on Federal and Provincial advice and information gathered through engagement activities, IAMGOLD engaged a range of Indigenous groups during the preparation of the EA.  IAMGOLD has continued to engage the identified communities through information sharing (e.g., newsletters, notices, invitations to open houses, various permit applications), and has focused on actively engaging affected communities identified through the EA process.  IAMGOLD signed Impact Benefit Agreements (IBAs) with the Mattagami First Nation and Flying Post First Nation in April 2019 and with the Métis Nation of Ontario (Region 3) in June 2021.

As part of the Provincial and Federal conditions of EA approval, IAMGOLD developed and submitted an Indigenous Consultation Plan to the responsible government departments, outlining the Project's plan to consult with identified Indigenous groups throughout all phases of the Project.  IAMGOLD consulted all identified Indigenous groups as part of the development of the Indigenous Consultation Plan, as required.

IAMGOLD committed to work with the communities of Mattagami First Nation and Flying Post First Nation to collaboratively develop a socio-economic management and monitoring plan to manage potential socio-economic effects of the project (both adverse and positive).  This plan was developed collaboratively with the communities and implementation began in 2021.

1.3.14 Capital and Operating Cost Estimates

1.3.14.1 Capital Cost Estimates

The total estimated cost to design, construct, and commission the Project with a throughput of 36,000 tpd is estimated to total approximately $1,866 million, with a remaining cost of $1,505 million at June 30, 2021, inclusive of an allowance for contingency of $84 million.  Table 1-7 presents a summary of the initial Project scope capital cost estimate.

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The total cost estimate is expressed in Q3 2021 US dollars.  Unless otherwise indicated, all costs in this section of the Technical Report are expressed without allowance for escalation, currency fluctuation, or interest during construction.  Costs quoted in Canadian dollars were converted to US dollars at an exchange rate of US$1 = C$1.30.

Cost implications and/or delays arising from the current COVID-19 pandemic have been considered in the forecast estimate.

The forecast estimate includes:

• Construction costs to execute the Project

• Contracts and Purchase Orders

• Indirect costs associated with the design, construction, and commissioning of the new facilities

• Camp costs

• Mining costs

• Owner's costs, including Operational Readiness and fees

• Contingency

Table 1-7: Initial Capital Cost Estimate Summary

IAMGOLD Corporation - Côté Gold Project

Project Scope	Initial Capital ($ million)
100 Owner Costs	200
200 Geology	5
300 Mining	265
400 Electrical & Communications	99
500 Infrastructure	134
600 Ore Handling & Process	532
800 Tailings & Water Management	211
900 Construction Indirects	420
Revised Project Budget (100% Basis)	1,866
Less Early Works Sunk Cost	-75
Subtotal Excl Sunk	1,791
Less Spent To June 2021	-286
Capital Going Forward	1,505

The estimate addresses the mine, process facilities, ancillary buildings, infrastructure, water management, and tailings facilities scope, and includes:

• Direct field costs including construction and commissioning of all structures, utilities, and equipment.

• Indirect costs associated with design, construction, and commissioning.

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• Provisions for contingency and Owner's costs.

The estimate was prepared in accordance with the AACE International Class 1 Estimate with an expected accuracy of +10%/-5% of the final Project cost remaining to construct.

Capital costs for surface facilities include the construction and installation of all structures, utilities, materials, and equipment, as well as all associated indirect and management costs.  The capital cost includes contractor and engineering support to commission the processing plant to ensure all systems are operational.  At the point of hand over of the processing plant to IAMGOLD, all operational costs, including ramp up to full production, are considered as operating costs.  The capital cost estimate is based on the remaining 27 months (inclusive Q3 2021 to Q3 2023) to commercial production (Figure 1-2).

Figure 1-2: Project Execution Schedule

1.3.14.2 Sustaining Capital and Operating Cost Estimates

After commercial production is achieved, sustaining capital costs, estimated at $866 million, include the following:

• Purchase of mining fleet to maintain production.

• Annual TMF build-out costs.

• Capital lease payments on the initial mining fleet and permanent camp.

The basis for estimating the sustaining costs for capital leases of mining equipment are as follows:

• 0% to 15% down payment of purchase order value on placement of order depending on the equipment (included in capital cost).

• Lease rate of 3.85% to 4.5% per annum depending on the equipment (interest incurred during the construction period is included in capital cost, while interest incurred during the operating period totals $161 million).

• Lease term of five to seven years depending on the equipment.

Reclamation and closure costs are estimated to total $74 million, distributed annually from early in the mine life until post-closure.  This is based on a detailed closure cost estimate prepared by Wood as part of the 2018 Feasibility Study (2018 FS), adjusted to include an allowance for security bond fees and a credit at the end of mine life to account for the estimated salvage value of equipment and materials.  This was also adjusted for inflation to bring the estimate to 2021 dollars.

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Total operating costs over the LOM are estimated to be $3,862 million (Table 1-8).  Mining (excluding CWS) and processing costs represent 35% and 48% of this total, respectively.  Average operating costs are estimated at $16.57/t of processed ore, as summarized in Table 1-9.

Table 1-8: Total Operating Costs Over the LOM

IAMGOLD Corporation - Côté Gold Project

Cost Area	Total ($ million)	Percent of Total
Mining Operating (excl CWS)	1,355	35
Processing	1,836	48
G&A	670	17
Total	3,862	100

Note:

1. Operating costs include those incurred during two months of mill commissioning in 2023.

Table 1-9: Average Unit Operating Costs

IAMGOLD Corporation - Côté Gold Project

Cost Area	$/t of processed ore
Mining	5.82
Processing	7.88
G&A	2.87
Total	16.57

In addition to the general G&A costs included above, Other Owner's Costs are incurred during the operating period, consisting of an Operator's fee, payment of Net Profit Interests, and First Nations IBA payments.  These costs are estimated to total $382 million over the LOM, averaging $1.64/t processed.

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2.0 INTRODUCTION

SLR Consulting (Canada) Ltd (SLR) and Wood Canada Limited (Wood) were retained by IAMGOLD Corporation (IAMGOLD) to prepare a Technical Report on IAMGOLD's Côté Gold Project (the Project or the Property), which covers an area of 595 km2 and is located approximately 125 km southwest of Timmins in northern Ontario, Canada.  The Project hosts both the Côté Gold deposit (Côté deposit or Côté) and Gosselin deposit (or Gosselin).  In 2019, SLR acquired Roscoe Postle Associates Inc. (RPA), which had been involved with the Côté Gold Project since 2011.  For the purpose of the Technical Report, references to SLR include RPA.

The purpose of this Technical Report is to support the disclosure of an initial Mineral Resource estimate for Gosselin and an updated Mineral Reserve estimate and economic analysis for Côté, in addition to an update on the advancement of the Project.  This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) as published by the Canadian Securities Administrators.  The effective date of this Technical Report is October 18, 2021

IAMGOLD is a mid-tier Canadian gold mining company operating in three regions globally: North America, South America, and West Africa.  Within these regions IAMGOLD is developing potential mining districts that encompass operating mines and construction, development, and exploration projects.  IAMGOLD's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada.  A solid base of strategic assets is complemented by the Côté Gold Project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD acquired the Project in 2012 following its acquisition of Trelawney Mining and Exploration Inc. (Trelawney or TME).  Trelawney had carried out exploration activities on the Property since 2009.

The Project, which is currently under construction, is a 70:30 joint venture between IAMGOLD, as the operator, and Sumitomo Metal Mining Co., Ltd. (Sumitomo).  Anticipated to begin operation in Q3 2023, the Project will feature open pit mining at rates up to 62 million tonnes per annum (Mtpa), and processing of 13 Mtpa of ore via high pressure grinding rolls (HPGRs), gravity concentration, whole-ore leaching, and gold recovery from solution using carbon-in-pulp (CIP).  Production is forecast to average 489,000 oz per annum for the first five years of an 18 year mine life.

In addition to the Côté deposit, this Technical Report describes an initial Mineral Resource estimate for nearby Gosselin, which represents potential for additional mine life for the Project.

2.1 Sources of Information

This Technical Report is authored by Qualified Persons (QPs) with IAMGOLD, SLR and Wood.  Numerous site visits have been carried out by the IAMGOLD, SLR, and Wood.  The most recent site visits by a number of the QPs are provided in Table 2-1 and the QP responsibility summary for this Technical Report is provided in Table 2-2.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Table 2-1: Recent QP Site Visits

IAMGOLD Corporation - Côté Gold Project

Qualified Person	Company	Title/Position	Date of Site Visit
Tudorel Ciuculescu, M.Sc., P.Geo.	SLR	Consultant Geologist	October 7 to 8, 2019 (Côté) July 19 to 21, 2021 (Gosselin)
Stephan Theben, Dipl.-Ing., SME (RM)	SLR	Mining Sector Lead and Managing Principal	October 2020
Marie-France Bugnon, M.Sc., P.Geo.	IAMGOLD	General Manager Exploration - Americas	July 19 to 21, 2021 (Gosselin)
Alan R. Smith, M.Sc., P.Geo.	IAMGOLD	District Manager - Exploration	October 05 to 06, 2021 (Gosselin)
Adam L. Coulson, Ph.D., P.Eng.	Wood	Principal Rock Mechanics Engineer	December 10 to 13, 2017 (Côté)
Bijal Shah, M.A.Sc., P.Eng.	Wood	Senior Engineer	October 10, 2018 (Côté)
Mickey M. Davachi, Ph.D., P.Eng., D.GE, FASCE	Wood	Principal Engineer	May 7 to 9, 2019 (Côté)

Mr. Ciuculescu carried out a site visit to the Côté deposit on October 7 to 8, 2019.  During the site visit, Mr. Ciuculescu reviewed the work performed at Côté.  The review included outcrop observations, collar position check with a hand-held GPS, review of core handling, logging, and sampling procedures.  Core from several drill holes was reviewed, covering the main lithologies and mineralization styles.  Drill logs and assay results from the selected drill holes were compared against the core.

Mr. Ciuculescu carried out a site visit to the Gosselin deposit on July 19 to 21, 2021 accompanied by Marie-France Bugnon, Alan Smith, and Brad McKinley.  During the site visit, Mr. Ciuculescu reviewed the work performed at Gosselin.  The review included stops at various outcrops and at working drill rigs on land and lake.  Collar positions were measured with a hand-held GPS.  Core handling, logging, sampling, assay methodology, and quality assurance/quality control (QA/QC) protocols were reviewed.  Relevant intervals of core from various holes were examined, comparing the logged information to the core.  The assay results were reviewed along with the core for the mineralized intercepts.

Mr. Theben visited the Property in October 2020, to review the Project environmental and permitting compliance.

Ms. Bugnon and Mr. Smith have visited the Property numerous times since June 2012 and January 2013, respectively.  Most recent site visits occurred from July 19, to 21, 2021 and October 5 to 6, 2021.

Dr. Davachi visited the Property on the following occasions: March 5 to 6, 2019 and May 7 to 9, 2019.  During these site visits, Dr Davachi inspected the Property mineral lease boundaries, topographic and geographical features, bedrock outcrops, drill sites, drill cores, and proposed infrastructure locations.

Mr. Shah visited the Property from October 10 to 12, 2018.  During this site visit Mr. Shah inspected existing and proposed Project infrastructure locations.

Dr. Coulson visited the Property from December 10 to 13, 2017.  During this site visit Dr. Coulson inspected the previously drilled geotechnical cores used for the open pit mine design to validate the rock mass quality recorded in two previous geotechnical drilling campaigns performed by others.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Table 2-2: Summary of QP Responsibilities

IAMGOLD Corporation - Côté Gold Project

Qualified Person	Company	Title/Position	Section
Jason J. Cox, P.Eng.	SLR	Technical Director - Canada Mining Advisory and Principal Mining Engineer

1.1.1.2, 1.1.1.7, 1.1.1.8, 1.1.2.2, 1.1.2.6, 1.2.1.1, 1.2.1.2, 1.2.1.4, 1.2.1.5, 1.2.2 to 1.2.4, 1.3.8, 1.3.9.2 to 1.3.9.6, 1.3.12, 1.3.14.2, 2, 3, 15, 16.1, 16.3, 16.4, 16.6 to 16.11, 19, 21.1.4, 21.1.6, 21.2, 22.1.1, 22.1.2, 22.1.4, 22.1.5, 22.2 to 22.4, 23, 24, 25.2, 25.7, 25.8, 26.2, and 26.6

Tudorel Ciuculescu, M.Sc., P.Geo.	SLR	Consultant Geologist	1.1.1.1 (Mineral Resources), 1.1.2.1 (Mineral Resources), 1.3.7, 12, 14, 25.1 (Mineral Resources), and 26.1 (Mineral Resources)
Stephan Theben, Dipl.-Ing., SME (RM)	SLR	Mining Sector Lead and Managing Principal	20.7
Marie-France Bugnon, M.Sc., P.Geo.	IAMGOLD	General Manager Exploration - Americas	1.3.1 to 1.3.4, 4 to 6, and 30
Alan R. Smith, M.Sc., P.Geo.	IAMGOLD	District Manager - Exploration	1.1.1.1 (Geology), 1.1.2.1 (Geology), 1.3.5, 1.3.6, 7 to 11, 25.1 (Geology), and 26.1 (Geology)
Gregory J. Gosson, Ph.D., P.Geo.	Wood	Technical Director - Geology & Compliance	1.1.1.6, 1.2.1.3, 1.3.14.1, 21.1, 21.1.1 to 21.1.3, 21.1.5, 22.1.3, and 25.6
Adam L. Coulson, Ph.D., P.Eng.	Wood	Principal Rock Mechanics Engineer	1.1.2.2 (Geotechnical), 1.3.9.1, 16.2, and 26.2 (Geotechnical)
Bijal Shah, M.A.Sc., P.Eng.	Wood	Senior Engineer	18.6
Mickey M. Davachi, Ph.D., P.Eng., D.GE, FASCE	Wood	Principal Engineer	1.1.2.4, 1.3.11, 16.5, 18.1 to 18.5, 18.7, 18.9, 20.4, 20.5, and 26.4
Paul M. O'Hara, P.Eng.	Wood	Manager - Process	1.1.1.3, 1.1.1.4, 1.1.2.3, 1.3.10, 13, 17, 25.3, 25.4, and 26.3
Raymond J. Turenne, P.Eng.	Wood	Technical Director - Electrical and Controls	18.8
Sheila E. Daniel, M.Sc., P.Geo.	Wood	Principal Geoscientist Discipline Lead, Mining Environmental Management Approvals	1.1.1.5, 1.1.2.5, 1.3.13, 20.1 to 20.3, 20.6, 20.8, 20.9, 25.5, and 26.5

Discussions were held with the following technical personnel from IAMGOLD:

• Craig MacDougall, Executive Vice President, Growth

• Philippe Gauthier, M.A.Sc., ing., Vice-President - Development Projects

• Mathew Wilson, Mine Manager, Côté Gold Project

• Neil Lincoln, P.Eng., Metallurgical Consultant

• Marie-France Bugnon, M.Sc., P. Geo., General Manager Exploration - Americas

• Alan R. Smith, M.Sc., P.Geo., District Manager - Exploration

• Brad McKinley, M.Sc., P.Geo., Senior Geologist - Exploration

• Lisa Ragsdale, P.Geo., Director, Mining Geology

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• Martin Perron, P.Eng., Manager, Resource Estimation

• Kenny Cheong, P.Eng., Mine Technical Services Superintendent, Côté Gold Project

• Irikefe Eruero, P.Geo., Senior Geologist, Production, Côté Gold Project

• Simon Bachand, P.Geo., Geologist

• Fumiaki Takeda, Geologist, Côté Gold Project

• Francis Letarte-Lavoie, Manager, Operations Readiness, Côté Gold Project

SLR would like to acknowledge the cooperation in the transmittal of data and the report production and editing assistance by a large team of IAMGOLD, Wood, and SLR personnel.

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The documentation reviewed, and other sources of information, are listed at the end of this Technical Report in Section 27 References.

2.2 List of Abbreviations

Units of measurement used in this Technical Report conform to the metric system.  All currency in this Technical Report is US dollars (US$) unless otherwise noted.

µ	micron	kW	kilowatt
µg	microgram	kWh	kilowatt-hour
a	annum	L	litre
A	ampere	lb	pound
bbl	barrels	L/s	litres per second
Btu	British thermal units	m	metre
°C	degree Celsius	M	mega (million); molar
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic feet per minute	MASL	metres above sea level
cm	centimetre	m3/h	cubic metres per hour
cm2	square centimetre	mi	mile
d	day	min	minute
dia	diameter	µm	micrometre
dmt	dry metric tonne	mm	millimetre
dwt	dead-weight ton	Moz	million ounce
°F	degree Fahrenheit	mph	miles per hour
ft	foot	Mt	million metric tonne
ft2	square foot	MVA	megavolt-amperes
ft3	cubic foot	MW	megawatt
ft/s	foot per second	MWh	megawatt-hour
g	gram	oz	Troy ounce (31.1035g)
G	giga (billion)	oz/st, opt	ounce per short ton
Gal	Imperial gallon	ppb	part per billion
g/L	gram per litre	ppm	part per million
Gpm	Imperial gallons per minute	psia	pound per square inch absolute
g/t	gram per tonne	psig	pound per square inch gauge
gr/ft3	grain per cubic foot	RL	relative elevation
gr/m3	grain per cubic metre	s	second
ha	hectare	st	short ton
hp	horsepower	stpa	short ton per annum

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hr	hour	stpd	short ton per day
Hz	hertz	t	metric tonne
in.	inch	tpa	metric tonne per annum
in2	square inch	tpd	metric tonne per day
J	joule	US$	United States dollar
k	kilo (thousand)	USg	United States gallon
kcal	kilocalorie	USgpm	US gallon per minute
kg	kilogram	V	volt
km	kilometre	W	watt
km2	square kilometre	wmt	wet metric tonne
km/h	kilometre per hour	wt%	weight percent
kPa	kilopascal	yd3	cubic yard
kVA	kilovolt-amperes	yr	year

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3.0 RELIANCE ON OTHER EXPERTS

This Technical Report has been prepared by SLR, Wood, and IAMGOLD.  The information, conclusions, opinions, and estimates contained herein are based on:

• Information available to the QPs at the time of preparation of this Technical Report.

• Assumptions, conditions, and qualifications as set forth in this Technical Report.

For the purpose of this Technical Report, the QPs have relied on ownership information provided by IAMGOLD.

The QP has not researched property title or mineral rights for the Project and expresses no opinion as to the ownership status of the property.

The QP has relied upon, and disclaims responsibility for taxation information as applied in the financial model, which was sourced from IAMGOLD through the following document:

Wilson, A.R., 2018:  Taxation Information and tax inputs to the financial model used in the Côté Gold Project Feasibility Study National Instrument 43-101 Technical Report prepared by Amec Foster Wheeler for IAMGOLD:  letter prepared by IAMGOLD for Wood, 15 November, 2018, 2 p.

This information is used in support of the financial analysis in Section 22 and in support of the Mineral Reserve estimate in Section 15.

Except for the purposes legislated under Provincial securities laws, any use of this Technical Report by any third party is at that party's sole risk.

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4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Location

The Project is located in the Porcupine Mining Division, 20 km southwest of Gogama, Ontario and extends approximately 73 km from Esther Township in the west to Londonderry Township in the east.  The Project comprises a group of properties assembled through staking and option agreements covering a total area of approximately 595 km2.  The Project mining leases area forms a portion of the overall claim area.

The Project is bisected by Highway 144 and is approximately 175 km north of Sudbury via Highway 144 and 125 km southwest of Timmins via Highways 101 and 144.

The original Chester exploration property is located in the central portion of the mining leases area, which hosts the Côté and Gosselin deposits, as well as the Chester 1 zone and several other gold occurrences.

The mining leases area is a subset of the overall tenement package of the Project as presented in Figure 4-1 .  The Project mining leases area is within the area demarcated by a thick black line on Figure 4-1.

4.2 Property and Title in Ontario

This subsection provides a general overview of mineral related laws and titles in Ontario, sourced from documentation in the public domain, including Natural Resources Canada (2015), Norton Rose Fulbright (2013), and the Ontario Mines Act (1990).

4.2.1 Introduction

Until 1913, surface and mineral rights in Ontario were acquired with the land purchase.  In 1913, the Ontario Government enacted legislation reserving land mineral rights to the Crown and granting leases to individuals or companies seeking to extract minerals.  Where mineral rights are privately owned due to granting prior to 1913, they can be sold independently of surface rights, as such the surface and mineral rights on the same property can be held by different owners.

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Figure 4-1: Project Land Holdings

BENTON
MALLARD
ERIC
FRATER (A.E.R.)
SOMME
JACK
NOBLE
TOGO
N
ESTHER
OSWAY
HUFFMAN
POTIER
NEVILLE
HWY 144
ST. LOUIS
GROVES
EDITH
FINGAL
ARBUTUS
YEO
CHESTER
BENNEWEIS
CHAMPAGNE
AREW
ALCONA
SMUTS
INVERGARRY
BISCOTASI
ARDEN
HOLLINGER
OFFRE
0 2.5 5 7.5 10
Kilometres
Legend:
Chester 2 (Young Shannon)
Chester 3A (Emerald Isle)
Chester 3
Clam Lake
Lelievr Patents
986813 Ontario Ltd
TAAC East
GoldON
Huffman Lake
Sheridan Option
TAAC West
Watershed
TME
TME-Champagne
Falcon Gold
Côté Gold Regional Land-holding
Côté Gold Project Mining Leases Area
Townships
400000
405000
410000
415000
420000
425000
430000
435000
440000
445000
450000
455000
Figure 4-1
IAMGOLD Corporation
Côté Gold Project
Ontario, Canada
Project Land Holdings

November 2021

Source: IAMGOLD, 2021

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The Ministry of Northern Development, Mines, Natural Resources and Forestry (NDMNRF) serves as the primary mineral rights regulatory body in Ontario.  The Canadian Federal Government may also be involved in the mining process where First Nations matters arise, or where the subject lands are federally regulated such as when the lands are classified as navigable bodies of water.

4.2.2 Mineral Tenure

4.2.2.1 Mining Claim

Ontario's unpatented mining claims are administered through the Mining Lands Administration System (MLAS) providing 24/7 online access to mining lands management.  All unpatented claims are contained within a cell based Provincial grid.  Mining claims are legally defined by their cell position on the grid and coordinate location in the MLAS Map Viewer bringing accuracy and certainty to the location of mining claims, greater certainty of rights and interests, as well as flexible management of land assets.

Annual assessment work requirements remain unchanged.  Assessment work requirements are C$400/cell claim and C$200/boundary claim or any claim that is encumbered.  Assessment work can be filed to renew or extend the claims at any time during the permitted five year period.  Where work has not been completed ahead of the due date, claims forfeit to the Crown.

Mining claims in the Sudbury area are administered under Mining Act, R.S.O. 1990, c. M.14 as well as several regulations thereunder.

4.2.2.2 Mining Lease

Mining claims can be converted into mining leases.  To convert a mining claim into a lease an application letter must be submitted to the Provincial Recording Office's Technical Services Unit any time after the fifth unit of assessment work has been performed on the land and the work has been submitted and approved.  Cash payment may be made in lieu of the second to fifth unit of assessment work.  After submitting the application letter, the land covered by the mining claims must be surveyed.  The applicant may also request that the surface rights be included in the mining lease where the surface rights are held by the Crown.  Where the surface rights are privately held, the lessee of the mineral rights may need to acquire the surface rights if required for development or production purposes.

A mining lease grants its owner title and ownership to the land, permits the extracting and sale of extracted resources, and removes the requirement to perform yearly assessment work.

To maintain a mining lease, rent must be paid annually.  A mining lease expires after 21 years but can be renewed if the lease holder can demonstrate continuous production of minerals for at least one year since issuance or if the lease holder can demonstrate that it has taken a reasonable effort to bring the property into production.  A mining lease can also be renewed on the basis of contiguity with other mining leases where production has occurred.

A mining lease cannot be transferred or mortgaged by the lessee without the prior consent of the NDMNRF.  Transfers require the lessee to submit various documentation and pay a fee.

4.2.2.3 Patented Claim

The owner of freehold lands in Ontario holds a fee simple real property interest.  Historically, the holder of a mining claim interested in extracting minerals from the ground could, instead of obtaining a mining lease, apply to the Ministry of Natural Resources and Forestry (MNRF), now NDMNRF, to acquire the freehold interest in the subject lands through the granting of a mining patent.

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Such patents can include surface and mining rights or may only comprise mining rights.  They give the patentee all of the Crown's title to the subject lands and to all mines and minerals relating to such lands, subject to any reservations set out in the patent.  Patented claims are subject to annual Ontario mining taxes and, where surface rights are held, Ontario mineral land taxes.

No regulatory consent is required for the patentee to transfer or mortgage those lands other than Planning Act approval where the transferred lands are adjacent to other lands held by the same party.

4.2.2.4 Mining Licence of Occupation

These mining licences of occupation (MLO) allow the holder to use the land in the manner specified in each licence, including the right to dig, excavate, and remove ores and minerals from below the surface.  The Province of Ontario has the right to revoke licences of occupation on 30 days prior notice.

4.2.3 Surface Rights

Surface rights refer to any land right that is not a mining right.  The process of acquiring surface rights for mining purposes depends on the owner of the rights:

• If the surface rights are owned by the claim holder, no action is required.

• If the surface rights are owned by the Crown, the ownership of the surface rights will be granted to the claim holder during the lease application process as requested by the claim holder.

• If the surface rights are privately owned by an individual or company, an agreement to allow the claim holder to use the land must be made with the surface rights holder.  The agreement should outline the compensation given if the land covered by the surface rights sustains any damages.

Confirmation of an agreement with the surface rights owner is required for the granting of a mining lease, or an order from the Mining Lands Commissioner indicating that surface rights compensation, if any, has been paid, secured, or settled must be provided.

4.2.4 Environmental Considerations

The Ontario Environmental Assessment Act is the legislation most often applied to environmental aspects of mining projects in Ontario.  Mining project components may also be subject to the Federal Canadian Environmental Assessment Act.

4.2.5 Closure Considerations

All land affected by mining development activity must be rehabilitated after the activity has finished.  A closure plan must be developed and acknowledged by the NDMNRF prior to mine development beginning.  The closure plan must outline how the affected land will be rehabilitated and the costs associated with doing so.  A financial guarantee equal to the estimated cost of the rehabilitation work is held in trust by the NDMNRF and is included with the submission of a closure plan.

4.2.6 First Nations and Métis Considerations

Section 35 of the Canadian Constitution Act, 1982, recognizes and protects Aboriginal and treaty rights in Canada.  The Crown has a legal duty to engage in meaningful consultation whenever it has reason to believe that its decisions or actions might infringe upon recognized Aboriginal or treaty rights and typically delegates the procedural aspects of the duty to consult to project proponents.

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NDMNRF has the responsibility for coordinating the Crown's consultation efforts on decisions relating to mining and mineral exploration.  If the project requires approvals or decisions by other Ministries with mineral development regulatory authority, there will be a coordinated approach to the government's consultation with Aboriginal communities.

4.3 Beneficial Ownership

On April 27, 2012, IAMGOLD announced that it had entered into a definitive agreement with Trelawney to acquire, through a wholly owned subsidiary, all the issued and outstanding common shares of Trelawney through a plan of arrangement (the Trelawney transaction).  On June 21, 2012, IAMGOLD announced the acquisition of all issued and outstanding common shares of Trelawney, which were subsequently delisted.

Trelawney Augen Acquisition Corporation (TAAC), a subsidiary of Trelawney at the time of the Trelawney acquisition, became an indirectly wholly owned IAMGOLD subsidiary.

Following an amalgamation on June 1, 2017, all of IAMGOLD's interests in the groups of properties comprising the Project are now owned by and registered in the name of IAMGOLD, with the exception of the 986813 Ontario Ltd (986813 Ontario) property, which is held in the name of 986813 Ontario, an IAMGOLD subsidiary.

On June 20, 2017, IAMGOLD completed a transaction with Sumitomo wherein Sumitomo agreed to acquire a 30% undivided participating joint venture interest in the IAMGOLD's property interests in the Property package.  Sumitomo's interest in the Project is held by the Sumitomo subsidiary SMM Gold Côté Inc. (SMM).

The properties acquired through the Trelawney transaction were the result of a number of agreements with third parties.  These third parties may retain an interest in some of the properties within the Property package either by way of an actual property interest or through royalty interests (see discussions on each agreement in Section 4.4 of this Technical Report).  IAMGOLD notes that the ownership interests discussed in Section 4.4 reflect the current registered ownership status, rather than the beneficial ownership status, with rare situations where some of the tenures may still need to change the registered ownership.

4.4 Mineral Title

4.4.1 Overall Tenure Package

IAMGOLD holds a significant land package which adequately covers the Project and area outside the Project mining leases (Figure 4-1).  Overall, the Property package consists of 2,972 tenures covering a surface area of approximately 59,536 ha (or 595.36 km²).

IAMGOLD has regularly completed assessment work to maintain the claims in good standing.

4.4.2 Project Mining Leases Area

The mineral tenure for the 2018 Feasibility Study (2018 FS) area consisted of a mixture of patented claims, mining leases, and a series of unpatented cell and boundary claims covering the area defined by the black outline in Figure 4-1.  The area of unpatented cell and boundary claims has since been converted to lease and is now referred to as the Project mining leases area.

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The following section describes each property included in the Project mining leases area using the property nomenclature of the legend in Figure 4-1 and the property names in Figure 4-2.  Figure 4-3 provides the location of the various leases (mining and surface leases) and patented claims listed in each subsection of Section 4.4.3.

The location of the Côté deposit open pit boundary and Gosselin resource pit with respect to the underlying mineral tenure is provided in Figure 4-2.

The Chester 1, Chester 2, and Chester 3 agreement/property areas are primarily held under patented lands and mining leases.  This combined area represents the original Chester property.  The remaining agreement/property areas were generally held as unpatented claims.

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Figure 4-2: Project Mining Leases Area - Property Group Map

N
426000
428000
430000
432000
434000
5268000
5266000
5264000
Watershed
LEA-109892
Clam Lake
LEA-109909
TAAC East
LEA-109881
GoldON
986813 Ontario Ltd.
LEA-109882
LEA-109902
LEA-107767
Chester 3B
LEA-107448
LEA-109903
LEA-109902
Chester 3C
Lelіever Patents
PAT-15026
PAT-15025
PAT-15023
PAT-11122
PAT-11126
PAT-11127
MLO-10659
MLO-10658
MLO-10660
PAT-11117
PAT-11118
PAT-11120
PAT-11119
PAT-15021
PAT-15022
LEA-107447
Chester 1
LEA-107446
PAT-11123
PAT-11124
LEA-109690
LEA-109687
Chester 3A
LEA-109908
PAT-11108
PAT-11107
PAT-11106
Chester 3D
PAT-11115
PAT-11116
PAT-11110
PAT-11109
PAT-11111
PAT-11113
PAT-11112
Chester 2
LEA-109689
LEA-109901
LEA-109904
Watershed
LEA-109890
LEA-109889
986813 Ontario Ltd.
Watershed
LEA-109880
0
1
2
3
4
Kilometres
Legend:
Leases (Surface Rights on Crown Setbacks and Reservations)
Leases and Patents (Mining and Surface Rights)
Chester 1 (Murgold-Chesbar)
Chester 2 (Young Shannon)
Chester 3A (Emerald Isle)
Chester 3B (Jack Rabbit)
Chester 3C (Chester)
Chester 3D (Canorth)
Clam Lake
Lelіever Patents
TAAC East
GoldON
986813 Ontario Ltd
Watershed
Gosselin Resource Pit
Côté Pit
Côté Gold Project Mining Leases Area
Townships
Lakes
Rivers Streams

Figure 4-2

IAMGOLD Corporation

Côté Gold Project

Ontario, Canada

Project Mining Leases Area - Property Group Map

November 2021

Source: IAMGOLD, 2021

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Figure 4-3:  Project Mining Leases and Patented Claims Location Map

N
426000
428000
430000
432000
434000
5268000
5266000
5264000
LEA-109879
LEA-109902
LEA-109891
LEA-107448
LEA-109882
LEA-107767
LEA-109903
LEA-109881
LEA-109902
LEA-109892
PAT-11127
PAT-11125
PAT-11126
MLO-10659
PAT-11122
MLO-10658
MLO-10660
PAT-11119
PAT-15021
PAT-15022
PAT-15024
PAT-11120
LEA-109688
PAT-11117
PAT-11121
LEA-109909
PAT-15025
PAT-11118
LEA-107447
LEA-107446
PAT-11123
PAT-15023
PAT-11124
LEA-109690
LEA-109908
LEA-109687
PAT-11108
PAT-11106
PAT-11107
PAT-11115
PAT-11116
PAT-11110
PAT-11109
LEA-109901
PAT-11112
PAT-11111
LEA-109689
PAT-11113
LEA-109904
LEA-109890
LEA-109889
LEA-109880
Bagsverd Lake
Moore Lake
Weeduck Lake
Little Clam Lake
Côté Lake
Clam Lake
Chain Lake
YEO
CHESTER
Three Duck Lakes
Chester Lake
Delaney Lake
Rene Lake
0
2.5
Kilometres
Legend
LEASE (Surface Rights on Crown Setbacks and Reservations)
LEASE (Mining and Surface Rights)
MLO
PATENT
Côté Gold Project Mining Leases Area
Townships
Lakes
Rivers Streams
November 2021
Source: IAMGOLD, 2021

Figure 4-3

IAMGOLD Corporation

Côté Gold Project

Ontario, Canada

Project Mining Leases and Patented Claims Location Map

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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4.4.3 Option Agreement Summaries - Project Mining Leases Area

Mineral claims subject to option agreements are kept in good standing by IAMGOLD as a requirement of the agreements.

IAMGOLD has no additional exploration expense obligations regarding the various option property agreements.  The following subsections are summaries of the various agreements included in the Project mining leases area.  Only a few unpatented mining claims, which form part of the Clam Lake property, were originally staked by Trelawney and are not subject to any agreement or any royalties.

4.4.3.1 Chester 1 Agreement

The location of the Chester 1 (Murgold-Chesbar) claims is presented in Figure 4-2.

4.4.3.1.1 Agreements

On August 11, 2009, Trelawney entered into a definitive option agreement with Treelawn Investment Corp. (Treelawn Investment) granting Trelawney the exclusive and irrevocable option to earn up to a 70% interest in the Chester 1 (Murgold-Chesbar) claims.  Pursuant to the terms of this option agreement with Treelawn Investment, Trelawney had the option to acquire an initial 50% interest in the claims (the First Chester 1 Option) and an option to increase the 50% interest in 10% increments to 70% (the Second Chester 1 Option).

Treelawn Investment and the Treelawn Group Inc. (Treelawn Group) are sister companies owned by Mr. Jeff Wood and are independent of Trelawney.

Under the terms of an amending agreement between Trelawney and Treelawn Investment, dated November 22, 2011, Trelawney accelerated the terms of the Chester 1 Option Agreement dated August 11, 2009 and announced on November 23, 2011 that it had exercised the First Chester 1 Option and the Second Chester 1 Option, to earn 70% of Treelawn Investment's interest in the Chester 1 (Murgold-Chesbar) claims.

4.4.3.1.2 Tenure

The mineral tenure within the Chester 1 (Murgold-Chesbar) agreement area is summarized in Table 4-1 and covers an area of approximately 150 ha.

The beneficial and registered ownership of the Chester 1 (Murgold-Chesbar) claims package presented in Table 4-1 is:

• IAMGOLD: 49%

• SMM: 21%

• Treelawn Capital Corp. (Treelawn Capital): 30%

Table 4-1: Chester 1 (Murgold-Chesbar) Mining Leases

IAMGOLD Corporation - Côté Gold Project

Lease Number	PIN	Claim Number	Lease Expiry Date
107447	73193-0072	P1222832	31-Jul-2023
107446	73193-0071	CLM270	31-Jul-2024

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4.4.3.1.3 Royalties

In addition, in consideration of waiving certain commercial production requirements under the Chester 1 Option Agreement, Treelawn Investment's residual 30% working interest in the Chester 1 (Murgold-Chesbar) claims was converted into a 30% net profits interest in November 2011 and transferred to Treelawn Capital in October 2016.

Mining Lease 107446 covering CLM270 is also subject to a 3% net smelter return (NSR) payable to Larry Noël Gervais, with IAMGOLD having the right to purchase 2% of the NSR for C$2.0 million.

4.4.3.2 Chester 2 Agreement

The location of the Chester 2 claims is presented in Figure 4-2.

4.4.3.2.1 Agreements

On October 27, 2009, Trelawney signed an amended and restated Mining Claim Acquisition Agreement with Metallum Resources Inc. (Metallum), which would allow Trelawney to acquire a 92.5% interest in the Young-Shannon property (now part of the Chester 2 property package).

At the time of closing the Metallum agreement in 2009, Trelawney held at least a 92.5% interest in the staked and patented Young-Shannon property claims and the remaining interest was held by Treelawn Investment.

On February 2, 2017, Metallum received final approval from the TSX Venture Exchange to change its principal business from a Mining Issuer to an Investment Issuer (Torrent Capital Ltd).  Metallum has no further rights or interests associated with the Chester 2 property packages.

Treelawn Investment acquired its undivided property interest as a result of a settlement of a charge on a minority owner of the Young-Shannon property.

4.4.3.2.2 Tenure

The Chester 2 agreement property package consists of four mining leases, four surface rights leases, 11 patented claims (PAT) and three MLO.  These claims cover the southern portion of the Côté deposit and its northeast (Gosselin deposit discovery) and southwest geological extensions.  The mining leases and patented claims held in the Chester 2 agreement tenure are summarized in Table 4-2 and are contiguous, covering an area of approximately 674 ha.

The beneficial and registered ownership of the Chester 2 claims package presented in Table 4-2 is:

• IAMGOLD: 64.75%

• SMM: 27.75%

• Treelawn Group: 7.5%

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Table 4-2:  Chester 2 Mining Leases and Patented Claims

IAMGOLD Corporation - Côté Gold Project

Lease / Patent / MLO Number	Parcel Number	PIN	Claim Number	Lease Expiry Date
109689	N/A	73193-0080 to 73193-0085 inclusive	CLM 501	31-May-2038
109688	N/A	73193-0077 to 73193-0079 inclusive	P1213793	31-May-2038
109690	N/A	73193-0086 to 73193-0088 inclusive	P1213796	31-May-2038
109904	N/A	73193-0141 to 73193-0144 inclusive	CLM 555	31-Jan-2041
109922[1]	N/A	73193-0172	CLM 501	31-May-2038
109955[1]	N/A	73193-0184 to 73193-0186 inclusive	CLM 501	31-May-2038
109960[1]	N/A	73193-0196 and 73193-0197, 73193-0199 to 73193-0201 inclusive	CLM 501, CLM 555, P1213793 and P1213796	31-May-2038
199904[1]	N/A	73193-0141 to 73193-0144 inclusive	CLM 555	31-Jan-2041
PAT-11125	9609 SWS	73193- 0039	S19966	-
PAT-11126	9608 SWS	73193-0038	S19970	-
PAT-11117	8471 SWS	73193-0019	S19971	-
PAT-11127	9610 SWS	73193-0040	S19972	-
PAT-11122	10087 SWS	73193-0046	S19976	-
PAT-11120	9607 SWS	73193-0037	S19995	-
PAT-11123	10090 SWS	73193-0047	S19999	-
PAT-11124	10092 SWS	73193-0048	S20001	-
PAT-11121	8478 SWS	73193-0021	S20096	-
PAT-11119	8791 SWS	73193-0068	S20094	-
PAT-11120	8472 SWS	73193-0020	S20095	-
MLO-10658[2]	9610 SWS	-	PT S19972	-
MLO-10659[2]	9609 SWS	-	PT S19966	-
MLO-10660[2]	9608 SWS	-	PT S19970	-

Note:

1. Surface Rights Only Lease acquired to cover surface rights setbacks or road reservations (as the case may be) and cover existing mining rights.

2. Mining Rights Only, surface right leases approved, however, corresponding PIN numbers pending.

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4.4.3.2.3 Royalties

The patented Chester 2 claims are subject to a 3.0% NSR payable as follows: (i) 1.5% to IAMGOLD, (ii) 1.35% to Metalla Royalty & Streaming Ltd., and (iii) 0.15% to James T. Riley.

The Chester 2 leases are also subject to a 3.0% NSR payable as follows: (i) 2.25% to IAMGOLD, and (ii) 0.75% to Deborah Depuis, as successor to Edward Blanchard.

4.4.3.3 Chester 3 Agreements

The location of the Chester 3 claims is presented in Figure 4-2.

4.4.3.3.1 Agreements

On December 21, 2009, Trelawney and Treelawn Group entered into a Mining Option Agreement, pursuant to which Treelawn Group granted Trelawney the right to acquire up to a 92.5% interest in Treelawn Group's interests (the Treelawn Interest) in the Chester 3 claims.  The Treelawn Interest included various mining leases, patented claims, and unpatented claims.  Pursuant to the terms of the Mining Option Agreement, Trelawney had the option to acquire an initial 50% interest in the Treelawn Interest (First Chester 3 Option) and an option to increase such interest to 92.5% (the Second and Third Chester 3 Options).  Under the terms of an amending agreement between Trelawney and Treelawn Group, dated November 22, 2011, Trelawney accelerated the terms of the Second and Third Chester 3 Options of the Chester 3 Option Agreement dated December 21, 2009 and announced on November 23, 2011 that it had exercised the First Chester 1 Option and the Second Chester 1 Option, to earn 92.5% of the Treelawn Interest in the Chester 3 claims.

On November 26, 2010, Trelawney entered into an agreement to purchase Gold Bar Resources Inc.'s (Gold Bar) 21.62% undivided interest in Mining Lease CLM266.  On September 9, 2011, Trelawney announced that it had completed the acquisition of the 21.62% undivided interest in Mining Lease CLM266 to hold a 94.1215% interest.  Gold Bar retains no interest in the Project.

4.4.3.3.2 Tenure

The Chester 3 agreement tenure package is entirely located in the center of Chester township and is mostly included in the Project mining leases area.  For reference different sub-property names were given to blocks of tenures with different ownerships and existing royalties.  These sub-properties include Chester 3A (also referred to as Emerald Isle Block), Chester 3B (also referred to as Gold Bar or Jack Rabbit), Chester 3C, Chester 3D, and Chester 3E (also referred to as the Spider Block).

The Chester 3 agreement tenure package included in the Project mining leases area consists of four mining leases, two surface leases, and 13 patented claims for approximately 659.9 ha.  The Chester 3 agreement tenure package hosts a large portion of the Côté deposit (refer to Figure 4-2).

An additional 12 unpatented claims (pertaining to Chester 3C) and six patented claims (Chester 3E block) border the mining leases area to the east and cover approximately 232.3 ha.  These 18 mining claims forming the remainder of the Chester 3 property are described in Section 4.4.4 Project Regional Land Holding and listed in Appendix 1.

Table 4-3 summarizes the Chester 3A (Emerald Isle Block), currently held as one mining lease and one surface lease within the Chester 3 agreement tenure package (shown in green on Figure 4-2).  The Chester 3A (Emerald Isle Block) hosts the northern portion of the Côté deposit.

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The beneficial and registered ownership of the Chester 3A (Emerald Isle Block) claims package presented in Table 4-3 is:

• IAMGOLD: 64.75%

• SMM: 27.75%

• Treelawn Group: 7.5% net profits interest.

Table 4-3: Chester 3A (Emerald Isle Block) Mining Leases

IAMGOLD Corporation - Côté Gold Project

Lease Number	PIN	Claim Number	Lease Expiry Date
109687	73193-0073 to 73193-0076 inclusive	CLM 500	31-May-2038
109964[1]	73193-0193	CLM 500	31-May-2038

Note:

1. Surface Rights Only Lease acquired to cover surface rights setbacks or road reservations (as the case may be) and cover existing mining rights.

Table 4-4 summarizes the Chester 3B (Jack Rabbit) claim held under a mining lease and referred to as Chester 3B (Jack Rabbit) in Figure 4-2.

The beneficial and registered ownership of the Chester 3B (Jack Rabbit) claim package presented in Table 4-4 is:

• IAMGOLD: 65.88505%

• SMM: 28.23645%

• Treelawn Group: 5.8785%

Table 4-4: Chester 3B (Jack Rabbit) Mining Lease

IAMGOLD Corporation - Côté Gold Project

Lease Number	PIN	Claim Number	Lease Expiry Date
107767	73193-0001	CLM 266	31-Mar-2026

Table 4-5 presents the Chester 3C surface and mineral rights that surround the Chester 1 agreement property and are bounded in part by the Chester 2 agreement property as shown in Figure 4-2.  Different registered ownerships are linked to the Chester 3C mineral tenure.

The beneficial and registered ownership of the Chester 3C claims package presented in Table 4-5 is:

• IAMGOLD: 38.85%

• SMM: 28.65%

• 986813 Ontario: 28%

• Treelawn Group: 4.5%

986813 Ontario acquired Arimathaea Resources Inc.'s (Arimathaea) original interest in this portion of Chester 3C after an. order by the Commissioner dated February 6, 2012 granted 986813 Ontario the transfer of this interest in the Arimathaea property.  Refer to section 4.4.3.6.1.023.

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The two patented claims (S19992 and S20009) that form part of the Chester 3C sub-property have the following beneficial and registered ownership:

• IAMGOLD: 38.85%

• SMM: 16.65%

• Treelawn Group: 4.5%

• Murgold Resources Inc. (Murgold): 40%

The existing Murgold registered Interest in S19992 and S20009 is beneficially owned by 986813 Ontario and title is currently in the process of being transferred from Murgold to 986813 Ontario.

Furthermore, Mining Lease 107448 covering claim P1238635 has the following beneficial and registered ownership:

• IAMGOLD: 64.75%

• SMM: 27.75%

• Treelawn Group: 7.5%.

Table 4-5: Chester 3C Mining Leases and Patented Claims

IAMGOLD Corporation - Côté Gold Project

Lease / Patent Number	Parcel Number	PIN	Claim Number	Lease Expiry Date
109902	N/A	73193-0131 to 73193-0140 inclusive	CLM 561	31-Jan-2042
PAT-15021	8773 SWS	73193-0022	S19992	-
PAT-15022	8774 SWS	73193-0023	S20009	-
107448	N/A	73193-0070	P1238635	31-Jul-2024
109926[1]	N/A	73193-0173 to 73193-0175 inclusive	CLM 561	31-Jan-2042
109982[1]	N/A	73193-0223	P1238635	31-Jul-2024

Note:

1. Surface Rights Only Lease acquired to cover surface rights setbacks or road reservations (as the case may be) and cover existing mining rights.

Table 4-6 presents a list of the surface and mineral rights held under patented claim in the Chester 3D package shown in Figure 4-2.  On August 10, 2020, IAMGOLD entered into a purchase agreement with Canorth Resources Inc. to acquire Canorth's 25% registered interest in the eleven Chester 3D patented mining claims.

IAMGOLD notes that there is a difference in ownership between the surface rights, and the mineral rights.

The beneficial and registered ownership of the Chester 3D surface rights is:

• IAMGOLD: 64.75%

• SMM: 27.75%

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• Treelawn Group: 7.5%.

The beneficial and registered ownership of the Chester 3D mineral rights is:

• IAMGOLD: 66.0625%

  SMM: 28.3125%

  Treelawn Group: 5.625%

Table 4-6: Chester 3D Patented Claims

IAMGOLD Corporation - Côté Gold Project

Patent Number	Parcel Number	PIN	Claim Number
PAT-11106	8380 SWS (SRO) 29284 SWS (MRO)	73193-0008 (SRO) 73193-0067 (MRO)	S20655
PAT-11107	8381 SWS (SRO) 29284 SWS (MRO)	73193-0009 (SRO) 73193-0067 (MRO)	S20656
PAT-11108	8382 SWS (SRO) 29284 SWS (MRO)	73193-0010 (SRO) 73193-0067 (MRO)	S20657
PAT-11109	8383 SWS (SRO) 29284 SWS (MRO)	73193-0011 (SRO) 73193-0067 (MRO)	S20660
PAT-11110	8384 SWS (SRO) 29284 SWS (MRO)	73193-0012 (SRO) 73193-0067 (MRO)	S20661
PAT-11111	8377 SWS (SRO) 29284 SWS (MRO)	73193-0005 (SRO) 73193-0067 (MRO)	S20663
PAT-11112	8378 SWS (SRO) 29284 SWS (MRO)	73193-0006 (SRO) 73193-0067 (MRO)	S20664
PAT-11113	8379 SWS (SRO) 29284 SWS (MRO)	73193-0007 (SRO) 73193-0067 (MRO)	S20665
PAT-11114	8385 SWS (SRO) 29284 SWS (MRO)	73193-0013 (SRO) 73193-0067 (MRO)	S20666
PAT-11115	8386 SWS (SRO) 29284 SWS (MRO)	73193-0014 (SRO) 73193-0067 (MRO)	S20667
PAT-11116	8387 SWS (SRO) 29284 SWS (MRO)	73193-0015 (SRO) 73193-0067 (MRO)	S20668

Note:

1. SRO = surface rights ownership, MRO = mineral rights ownership.

4.4.3.3.3 Royalties

In accordance with the Mining Option Agreement, after exercising the First Chester 3 Option, Trelawney granted Treelawn Group a 1.5% NSR on the Treelawn Interest in the Chester 3 claims.  During the 48 months following the grant of the royalty, Trelawney had the right to purchase 0.5% of the royalty from Treelawn Group for the sum of C$1.0 million.  On May 20, 2015, Trelawney exercised its right to purchase a 0.5% NSR by paying Treelawn Group the sum of C$1.0 million.  This royalty is payable as follows: (i) 1% to International Royalty Corporation and (ii) 0.5% to IAMGOLD.

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In consideration for accelerating the exercise of the Chester 3 Option Agreement, Treelawn Group's residual interest in the Chester 3 property was converted into a free-carried interest of 7.5% on the Treelawn Interest (Amended Interest dated November 22, 2011).  On 28 March 2012, Trelawney announced that it had entered into a restated amending agreement with Treelawn Group regarding the Chester 3 property.  Pursuant to the restated amending agreement, the Amended Interest was converted into a 7.5% net profits interest on the Treelawn Interest.

In addition to Treelawn Group's royalty under the Mining Option Agreement covering Chester 3B (Jack Rabbit), CLM266 is also subject to an additional 1% NSR royalty payable to a third party.

4.4.3.4 Clam Lake

The location of the Clam Lake claims is presented in Figure 4-2.

4.4.3.4.1 Agreements

On May 19, 2010, Trelawney announced that it had signed a letter of intent with Crown Minerals Inc. (Crown Minerals) on its Chester/Yeo property in close proximity to the Chester properties and contiguous to some mining claims staked by Trelawney.  Trelawney purchased an 80% interest in the Chester/Yeo property and Crown Minerals was to retain a 20% carried interest until the completion of a positive pre-feasibility study (PFS).

On June 13, 2013, TAAC signed an Acquisition Agreement with Crown Minerals to purchase its interest to earn a 100% interest in the Chester/Yeo property.

Under the Sanatana Option and Joint Venture Agreement signed on February 14, 2011 between Sanatana Resources Inc. (Sanatana) and TAAC further described in Section 4.4.3.9, Sanatana exercised its right under the area of interest clause of five kilometres from any portion of the Watershed property to acquire half of the acquired interest in the Chester/Yeo claims (the location of the Watershed property is included as the pale lavender claims in Figure 4-1).  This 20% interest was then held 50:50 between Sanatana and TAAC.  Following the purchase of Sanatana's 50% interest in the 20% interest in the Watershed property on March 9, 2016, TAAC obtained control of the full 20% interest.

In July 2017, the TAAC and Trelawney interests were transferred to IAMGOLD.

4.4.3.4.2 Tenure

The Clam Lake property tenure package acquired from Crown Minerals and staked by Trelawney is provided in Table 4-7.  The claims are within the Chester and Yeo townships.  The Clam Lake property is contiguous with, and to the west of, the Chester properties, and consists of two mining leases and three surface leases covering an area of approximately 321 ha.

The beneficial and registered ownership of the Clam Lake claims package presented in Table 4-7 is:

• IAMGOLD: 70%

• SMM: 30%

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Table 4-7: Clam Lake Mining Leases

IAMGOLD Corporation - Côté Gold Project

Original Property	Lease Number	PIN	Claim Number	Lease Expiry Date
Crown Minerals	109909	73194-0116 to 73194-0121 inclusive	CLM 556	31-Jul-2041
	pt. 109921[1]	73194 0022	CLM 556	31-Dec-2040
	pt. 109959[1]	73194-0029 and 73194-0030	CLM 556	31-Jul-2041
	pt. 109944[1]	73194-0027 and 73194-0028	CLM 556	31-Jul-2041
Claims staked by Trelawney	109901	73193-0146 to 73193-0151 inclusive	CLM 554	31-Jan-2041
	pt. 109959[1]	73193-0206 to 73193-0210 inclusive	CLM 554	31-Jul-2041

Note:

1. Surface Rights Only Lease acquired to cover surface rights setbacks or road reservations (as the case may be) and cover existing mining rights.

4.4.3.4.3 Royalties

The Crown Minerals mining claims are subject to a 2% NSR payable to Peter Roberts, Yvan Veronneau, and Steve Anderson with IAMGOLD having the right to purchase 1% of the NSR for C$1.0 million.

There is no royalty payable on the Trelawney staked mining claims.

4.4.3.5 Leliever Property

The location of the Leliever property, is presented in Figure 4-2 (labelled as Leliever Patents).

4.4.3.5.1 Agreements

Pursuant to an acquisition agreement between Trelawney and John Leliever, dated February 24, 2012, Trelawney purchased a 100% interest in the Leliever Patents.

4.4.3.5.2 Tenure

The Leliever property is located in the central area of the Project mining leases area, immediately to the northwest of the Côté deposit.  The Leliever property is found exclusively within Chester Township and is a single contiguous block of three patented claims with an approximate area of 54.4 ha (Table 4-8).

The beneficial and registered ownership of the Leliever claims package presented in Table 4-8 is:

• IAMGOLD: 70%

• SMM: 30%

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Table 4-8: Leliever Patented Claims

IAMGOLD Corporation - Côté Gold Project

Patent Number	Parcel Number	PIN	Claim Number
PAT-15023	8417 SWS	73193-0016	S8995
PAT-15024	8418 SWS	73193-0017	S8996
PAT-15025	8420 SWS	73193-0018	S8997

4.4.3.5.3 Royalties

The Leliever property is not currently subject to any royalty payments.

4.4.3.6 986813 Ontario Ltd. Property

The location of the 986813 Ontario property is presented in Figure 4-1, Figure 4-2 and Figure 4-4.

4.4.3.6.1 Agreements

Pursuant to an asset purchase agreement between Arimathaea and 986813 Ontario dated June 26, 1982, 986813 Ontario acquired the Arimathaea property.  By an application to the Commissioner from 986813 Ontario, dated December 26, 2011, several separate requests were made.  These included vesting a 100% interest in the claims comprising the Arimathaea property to 986813 Ontario, an application for exclusions, and an application for a time extension.

An order by the Commissioner dated February 6, 2012 granted all of the relief sought with the effective transfer date of the Arimathaea property to 986813 Ontario being June 26, 1992.  2294167 Ontario Inc. (2294167 Ontario) acquired 55%ownership of 986813 Ontario on August 3, 2011.  2294167 Ontario was a wholly-owned Trelawney subsidiary.

4.4.3.6.2 Tenure

The entire 986813 Ontario property is separated into four, 100% 986813 Ontario owned distinct blocks in the Project area as illustrated in Figure 4-4, however the Project mining leases area includes only a portion of the 986813 Ontario claims.  While all the claims for the mining leases area are within Chester township the 986813 Ontario property also extends into the Benneweis township.

The portion of the 986813 Ontario property included in the Project mining leases area consists of three mining leases and four surface rights leases as presented in Table 4-9.  These leases combine for a total area of approximately 1,095.4 ha.  The 119 unpatented claims forming the remainder of the 986813 Ontario property are described in Section 4.4.4 Project Regional Land Holding and listed in Appendix 1.

The beneficial and registered ownership of the 986813 Ontario claims package presented in Table 4-9 is:

• IAMGOLD: 70%

• SMM: 30%

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Table 4-9: 986813 Ontario Property Mining Leases

IAMGOLD Corporation - Côté Gold Project

986813 Ontario Ltd Property (Project Property Portion)
Lease Number	PIN	Claim Number	Lease Expiry Date
109879[2]	73193 0115	CLM 559	31-Oct-2040
109882	73193-0089 to 73193-0092 inclusive, 73193-0095 and 73193-0101	CLM 551	31-Oct-2040
109889	73193-0125 to 73193-0130 inclusive	CLM 552	31-Dec-2040
pt. 109959[1]	73193-0202 to 73193-0205 inclusive	CLM 551	31-Jul-2041
109961[1]	73193-0194	CLM 552	31-Dec-2040
109986[1]	73193-0224	CLM 552	31-Dec-2040
109923[1]	73193-0177 to 73193-0179 inclusive	CLM 552	31-Dec-2040

Note:

1. Surface Rights Only Lease acquired to cover surface rights setbacks or road reservations (as the case may be) and cover existing mining rights.

2. Mining Rights Only, and no current surface lease application.

4.4.3.6.3 Royalties

The 986813 Ontario property is not currently subject to any royalty payments.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Figure 4-4: IAMGOLD Regional Property Interests - Central Area

415000
420000
425000
430000
435000
440000
445000
5275000
5270000
5265000
5260000
N
HUFFMAN
POTIER
GoldON Neville-Potier
TME North
NEVILLE
HWY 144
ST. LOUIS
GROVES
986813 Ont. Northeast
986813 Ont. North
986813 Ont. East
TME East
YEO
CHESTER
BENNEWEIS
GoldON Mollie River
986813 Ont. South
TME South
SMUTS
INVERGARRY
Legend:
Chester 1 (Murgold-Chesbar)
Chester 2 (Young Shannon)
Chester 3A (Emerald Isle)
Chester 3
Clam Lake
Lelievre Patents
986813 Ontario Ltd
TAAC East
GoldON
Huffman Lake
TAAC West
Watershed
TME
TME-Champagne
Sheridan Option
Falcon Gold
Côté Gold Project Mining Leases Area
Côté Gold Regional Land-holding
Townships
0 1.5 3 4.5 6
Kilometres
IAMGOLD Corporation
Côté Gold Project
Ontario, Canada
IAMGOLD Regional Property Interests - Central Area

Figure 4-4

November 2021 *Source: IAMGOLD, 2021*

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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4.4.3.7 Watershed Property

The location of the Watershed property is presented in Figure 4-1, Figure 4-2, and Figure 4-4.

4.4.3.7.1 Agreements

The Sanatana Option was under an earn-in agreement between TAAC and Sanatana signed on February 14, 2011.  Under the terms of the Sanatana Option agreement, Sanatana had the right to acquire a 50% interest in the originally 100% TAAC owned claims of the Watershed property by completing various terms including, staged payments in cash, shares of Sanatana, and exploration expenditures.  Sanatana met all the conditions of the Sanatana Option agreement and could have increased its interest to 51% in the Watershed property upon completion and delivery of a PFS on or before March 23, 2016.  On November 30, 2015, Sanatana announced that it had given TAAC notice to form a 50/50 joint venture (the JV) to manage the Watershed property.

The JV agreement included a provision for an area of interest (also termed the Sanatana right of first refusal or Sanatana ROFR) extending up to five kilometres from any portion of the Watershed property.  This required that any acquisition or staking of mineral claims by TAAC or its affiliates must be offered to Sanatana for the benefit of the parties.  If exercised by Sanatana, the costs of such an acquisition would be reimbursed under the JV terms and the interest would be included in the property for the benefit of Sanatana and TAAC.  This was exercised once in relation to TAAC's purchase of Crown Minerals 20% interest in the original Crown Minerals Clam Lake property as indicated in Section 4.4.3.4.1.  This 20% interest was then held 50:50 between Sanatana and TAAC.

On March 9, 2016, Sanatana sold its 50% interest in the Watershed property (including its interest in the Crown Minerals Clam Lake property) to TAAC in exchange for C$2.0 million in cash consideration, C$3.0 million in contingent consideration and a 1% NSR.  In July 2017, the TAAC interests were transferred to IAMGOLD.

4.4.3.7.2 Tenure

The entire Watershed property as illustrated in Figure 4-4 surrounds the Project mining leases and forms a single contiguous block of mining leases and unpatented claims located in the Yeo, Chester, Neville, and Benneweis townships.  The Project mining leases area includes only a portion of the claims located in the Chester and Yeo townships.

The portion of the Watershed property included in the Project mining leases area consists of five mining leases and 11 surface rights leases as presented in Table 4-10.  The Watershed property leases combine for a total area of approximately 1,277.0 ha.  The 427 unpatented claims forming the remainder of the Watershed property are described in Section 4.4.4 Project Regional Land Holding and listed in Appendix 1.

The beneficial and registered ownership of the Watershed claims package presented in Table 4-10 is:

• IAMGOLD: 70%

• SMM: 30%

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Table 4-10: Watershed Property Mining Leases

IAMGOLD Corporation - Côté Gold Project

Lease Number	PIN	Claim Number	Lease Expiry Date
109892	73194-0002 to 73194-0015 inclusive	CLM 564	31-Dec-2040
109880	73193-0107 to 73193-0114 inclusive	CLM 562	31-Oct-2040
109890	73193-0120 to 73193-0124 inclusive	CLM 558	31-Dec-2040
109908	73193-0164 to 73193-0166 inclusive	CLM 553	31-Jul-2041
109903	73193-0145	CLM 560	31-Jan-2041
109963[1]	73193-0191 and 73193-0192	CLM 553	31-Jul-2041
pt. 109944[1]	73193-0190	CLM 553	31-Jul-2041
pt. 109921[1]	73194-0023 to 73194-0026 inclusive	CLM 564	31-Dec-2040
pt. 109959[1]	73194-0031 to 73194-0033 inclusive	CLM 564	31-Jul-2041
pt. 109925[1]	73193-0183	CLM 562	31-Jan-2041
pt. 109987[1]	73193-0225 and 73193-0226	CLM 562	-
pt. 109925[1]	73193-0180 and 73193-0181	CLM 558	31-Jan-2041
pt. 109959[1]	73193-0216	CLM 558	31-Jul-2041
pt. 109944[1]	73193-0187	CLM 558	31-Jul-2041
pt. 109925[1]	73193-0182	CLM 560	31-Dec-2040
pt. 109959[1]	73193-0217 and 73193-0218	CLM 560	31-Jul-2041

Note:

1. Surface Rights Only Lease acquired to cover surface rights setbacks or road reservations (as the case may be) and cover existing mining rights.

4.4.3.7.3 Royalties

In the agreement signed on March 9, 2016 whereby Sanatana sold its 50% interest in the Watershed property to TAAC, a 1% NSR was granted to Sanatana.  IAMGOLD has the option to re-purchase 0.5% of the NSR for a C$2.0 million cash payment.  In addition, IAMGOLD also has the right of refusal on any sale of the NSR to other parties.  The royalty is currently payable to Ely Gold Royalties.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Both the patented and unpatented claims that comprise the Watershed property and the area of the Sanatana ROFR were also subject to a 1% NSR payable to Trelawney based on an agreement signed between TAAC and Trelawney (pre-acquisition of TAAC).

4.4.3.8 GoldON Swayze Properties

The location of the GoldON Swayze properties is presented in Figure 4-1, Figure 4-2, and Figure 4-4 (identified as GoldON).

4.4.3.8.1 Agreements

Under the terms of a definitive agreement dated December 30, 2016, Trelawney purchased a 100% interest in GoldON Resources Ltd.'s (GoldON) Swayze properties including the small block located in the Project mining leases area for C$300,000 in cash, forgiveness of the C$125,000 promissory note issued by GoldON to Trelawney, and assignment of Trelawney's 1,170,544 GoldON shares.  In addition, if a storage facility or pond of any nature is constructed on any of the GoldON Swayze properties for the purpose of tailings storage, Trelawney will pay to GoldON an additional C$800,000.

4.4.3.8.2 Tenure

The GoldON Swayze properties were originally separated into three blocks composed of the Chester township lease, the Neville-Potier townships block, and the Mollie River block located in Benneweis township.  Only the Chester block is located within the Project mining leases area.

The Chester block consists of one mining lease located approximately two kilometres north of the Côté deposit.  This mining lease covers an approximate surface area of 30.1 ha.  The 315 unpatented claims forming the Neville-Potier block and 46 unpatented claims forming the Mollie River block are described in Section 4.4.4 Project Regional Land Holding and listed in Appendix 1.

The Chester block consists of one mining lease and one surface lease shown in dark green on Figure 4-2 and detailed in Table 4-11.

All the GoldON Swayze claims were registered in Trelawney's name at the time of their acquisition.  The beneficial and registered ownership of the GoldON Swayze claim package presented in Table 4-11 is:

• IAMGOLD: 70%

• SMM: 30%

Table 4-11: GoldON Swayze Property Mining Leases

IAMGOLD Corporation - Côté Gold Project

Lease Number	PIN	Claim Number	Lease Expiry Date
109891	73193-0116 and 73193-0119	CLM 563	31-Dec-2040
pt. 109959[1]	73193-0219	CLM 563	31-Jul-2041

Note:

1. Surface Rights Only Lease acquired to cover surface rights setbacks or road reservations (as the case may be) and cover existing mining rights.

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4.4.3.8.3 Royalties

On May 12, 2010, GoldON acquired a 100% interest in the Chester block and signed a Royalty Agreement dated May 12, 2010 with the original owner Pete Robert.  The original owner is entitled to a 3.0% NSR with the possibility to buy-back one-third of the NSR (total 1.0% NSR) at any time within 25 years from the date of signature of the agreement, upon payment of C$1.0 million.

Royalties associated with the GoldON Neville-Potier block and Mollie River block are described in Section 4.4.4.

4.4.3.9 TAAC Properties

The location of the TAAC properties is presented in Figure 4-1, Figure 4-2, and Figure 4-4.  The TAAC properties are separated into two distinct blocks and are labelled TAAC East and TAAC West.

4.4.3.9.1 Agreements

There are no agreements in place for the TAAC properties.  These properties were acquired by IAMGOLD with the acquisition of Trelawney, TAAC being a subsidiary of Trelawney at the time of the Trelawney acquisition.  TAAC is currently an indirectly wholly owned IAMGOLD subsidiary.

4.4.3.9.2 Tenure

The TAAC properties originally consisted of two 100% TAAC owned distinct blocks separated by the Watershed property.  Only the TAAC East block is located within the Project mining leases area and is shown in light red on Figure 4-1, Figure 4-2, and Figure 4-4.  The TAAC West block is referred to as TAAC West property in Figure 4-1 and Figure 4-4 and consists of a number of patented claims, MLO, and unpatented claims.  The TAAC West claim package is described in Section 4.4.4 Project Regional Land Holding and listed in Appendix 1.

The TAAC East block is located directly to the north of the Côté deposit and comprises one mining lease and three portions of surface leases covering a total area of approximately 300 ha as presented in Table 4-12.

The beneficial and registered ownership of the TAAC East claim package presented in Table 4-12 is:

• IAMGOLD: 70%

• SMM: 30%

Table 4-12: TAAC East Property Mining Leases

IAMGOLD Corporation - Côté Gold Project

Lease Number	PIN	Claim Number	Lease Expiry Date
109881	73193-0152 to 73193-0163 inclusive	CLM 557	31-Oct-2040
pt. 109920 (1)	73193-0167 to 73193-0169 inclusive	CLM 557	31-Oct-2040
pt. 109959 (1)	73193-0213 to 73193-0215 inclusive	CLM 557	31-Jul-2041
pt. 109921 (1)	73193-0171	CLM 557	31-Dec-2040

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Note:

1. Surface Rights Only Lease acquired to cover surface rights setbacks or road reservations (as the case may be) and cover existing mining rights

4.4.3.9.3 Royalties

The TAAC properties are not currently subject to any royalty payments.

4.4.4 Project Regional Land Holding

IAMGOLD holds an extensive regional land package consisting of 2,820 tenures covering a surface area of approximately 55,081 ha (or 550.81 km²).  The regional land package entirely surrounds the Project mining leases area and is constituted largely of unpatented mining claims and a certain number of patented claims and MLO (Chester 3 and TAAC West properties only).

As noted in Section 4.3, the regional package includes tenures with different ownership interests and royalty considerations as some properties were acquired through option agreements.  Table 4-13 indicates the number of tenures, surface area, registered ownerships, and existing royalty obligations of the various property blocks of the regional land holding.  For some properties, the option agreements are already summarized in Sections 4.4.3.3 and 4.4.3.6 to 4.4.3.9 of this Technical Report (Chester 3, 986813 Ontario, Watershed, GoldON Swayze, and TAAC East properties).  Reference is made to the 2018 FS for the other option agreements concerning the rest of the regional land holding (Huffman Lake, Falcon Gold, Champagne, and Sheridan Options).

Table 4-13 uses the same property nomenclature as used in Figure 4-1 and illustrated in detail in Figure 4-4 (Central Area), in Figure 4-5 (West Area) and in Figure 4-6 (East Area).

All mineral claims are kept in good standing by IAMGOLD.  There are no additional exploration expense obligations regarding any of the existing option property agreements.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Table 4-13: Project Regional Land Holding Tenures Summary

IAMGOLD Corporation - Côté Gold Project

Property Block	No of. Leases/Pat/ MLO	Area (approx. ha)	No. of Claims	Area (approx. ha)	Registered Ownership	Existing Royalties / Payments	Royalty Holder	Royalty Buy- Down Option
Chester 3C	-	-	12	144.32	38.85% IMG, 28.65% SMM, 28%, 986813 Ont. Ltd, 4.5% Treelawn Group[1]	1.5% NSR	1% to International Royalty Corp and 0.5% to IMG	-
Chester 3E	6	87.95	-	-	64.75% IMG, 27.75% SMM & 7.5% Treelawn Group	1.5% NSR	1% to International Royalty Corp and 0.5% to IMG	-
986813 Ontario - Northeast	-	-	9	85.32	70% IMG & 30% SMM	None	-	-
986813 Ontario - East	-	-	119	1,965.74	70% IMG & 30% SMM	None		-
986813 Ontario - South	-	-	36	590.49	70% IMG & 30% SMM	None	-	-
Watershed	-	-	427	6,689.54	70% IMG & 30% SMM	1% NSR	Sanatana	0.5% for C$2,000,000
GoldON Neville-Pottier	-	-	315	6,662.63	70% IMG & 30% SMM	3% NSR	Pete Robert, Wade Kornik and 2125930 Ont. Ltd	1% for C$1,000,000
	-	-	-	-	-	C$800,000[2]	GoldON
GoldON Mollie River			46	701.17	70% IMG & 30% SMM	3% NSR	Larry Salo	1% for C$1,000,000
TAAC West	91	1,219.29	782	16,412.76	70% IMG & 30% SMM	None	-	-
Huffman Lake Option	-	-	46	631.05	-	2% NSR	John G. Brady & Reginald J. Charron	1% for C$1,000,000

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Property Block	No of. Leases/Pat/ MLO	Area (approx. ha)	No. of Claims	Area (approx. ha)	Registered Ownership	Existing Royalties / Payments	Royalty Holder	Royalty Buy- Down Option
Falcon Gold Option	6	150.99	30	423.05	51% IMG & 49% Falcon Gold Corp[3]	2.5% NSR	Martin L. Burton, Cumming S. Burton, and Archie S. Burton	1.5% for C$1,500,000 or for a 10% NPI
	-	-	-	-	-	2% NSR	To the diluted party of a JV	2.0% for C$2,000,000
TME North	-	-	41	902.00	70% IMG & 30% SMM	None	-	-
TME East	-	-	241	4,708.77	70% IMG & 30% SMM	None	-	-
TME South	-	-	238	4,852.32	70% IMG & 30% SMM	None	-	-
TME Makwa	-	-	24	277.85	70% IMG & 30% SMM	None	-	-
TME Powerline	-	-	144	3,032.59	70% IMG & 30% SMM	None	-	-
Champagne	-	-	93	1,608.00	70% IMG & 30% SMM	None	-	-
Sheridan Option	-	-	217	3,934.99	49% ET Gold Mining, 35.7% IMG & 15.3% SMM	None	-	-

Notes:

1. IMG for IAMGOLD Corporation and SMM for SMM Cote Gold Inc. (Sumitomo)

2. Compensation payment of C$800,000 if a storage facility or pond is constructed

3. The application to transfer a 30% interest in IAMGOLD's interest to SMM Gold Côté Inc. in the unpatented and patented claims is still pending.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Figure 4-5: IAMGOLD Regional Property Interests - West Area

BENTON
MALLARD
ERIC
FRATER (A.E.R.)
N
ESTHER
OSWAY
HUFFMAN
POTIER
GoldON Neville-Potier
FINGAL
ARBUTUS
YEO
TME South
Legend:
Chester 1 (Murgold-Chesbar)
Chester 2 (Young Shannon)
Chester 3A (Emerald Isle)
Chester 3
Clam Lake
Lelievre Patents
986813 Ontario Ltd
TAAC East
GoldON
Huffman Lake
TAAC West
Watershed
TME
TME-Champagne
Sheridan Option
Falcon Gold
Côté Gold Project Mining Leases Area
Côté Gold Regional Land-holding
Townships
395000
400000
405000
410000
415000
420000
425000
5280000
5275000
5270000
5265000
0 1.5 3 4.5 6
Kilometres

Figure 4-5

IAMGOLD Corporation

Côté Gold Project

Ontario, Canada

IAMGOLD Regional Property Interests - West Area

November 2021 *Source: IAMGOLD, 2021*

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Figure 4-6: IAMGOLD Regional Property Interests - East Area

986813 Ont. Northeast
986813 Ont. East
TME East
ST. LOUIS
GROVES
BRUNSWICK
CONNAUGHT
LONDONDERRY
MIRAMICHI
CHAMPAGNE
BENNEWEIS
TME Powerline
GoldON Mollie River
TME Makwa
WESTBROOK
N
Legend:
Chester 1 (Murgold-Chesbar)
Chester 2 (Young Shannon)
Chester 3A (Emerald Isle)
Chester 3
Clam Lake
Lelievre Patents
986813 Ontario Ltd
TAAC East
GoldON
Huffman Lake
TAAC West
Watershed
TME
TME-Champagne
Sheridan Option
Falcon Gold
Côté Gold Project Mining Leases Area
Côté Gold Regional Land-holding
Townships
0 1.5 3 4.5 6
Kilometres
440000
445000
450000
455000
460000
465000
470000
5270000
5265000
5260000
5255000

Figure 4-6

IAMGOLD Corporation

Côté Gold Project

Ontario, Canada

IAMGOLD Regional Property Interests - East Area

November 2021

Source: IAMGOLD, 2021

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4.5 Surface Rights

The owner of a mining claim does not hold the surface rights.  At the time of application for a mining lease, mining claims must be surveyed, and an application for surface rights submitted.

IAMGOLD has applied for the necessary surface rights as part of the mining lease applications and has also applied for a number of surface leases to cover surface rights setbacks or road reservations (as the case may be) and cover existing mining rights.  The approval process is largely complete with pending approval for the three Chester 2 MLOs as detailed in Section 4.4.3.3 and for a few minor areas located east of Upper Three Ducks Lake.

All mining leases and surface leases are listed in subsections of Section 4.4.3 with the appropriate property agreement.

4.6 Water Rights

On February 23, 2010, Trelawney announced that it had received a permit to take water (PTTW) for dewatering from the Ontario Ministry of the Environment (MECP).  The PPTW grants the taking of water from the Bates shaft on the Chester 1 property for construction dewatering.  Trelawney initiated the process to begin dewatering the Chester 1 ramp in Summer 2010.  On July 7, 2010, Trelawney announced that the Mineral Development and Lands Branch of the NDMNRF acknowledgement the filing of its Advanced Exploration Closure Plan for the Chester 1 Project.  Pursuant to approval for filing of the Closure Plan by the NDMNRF, Trelawney began the planned underground exploration program.

Portal and underground rehabilitation began in H2 2010 and continued through early 2011.  Trelawney recovered an underground bulk sample comprising approximately 10,000 t of mineralized material and on May 25, 2011, announced its intention to reduce underground operations at the Chester 1 Project.  The Chester 1 Project was placed on care and maintenance (State of Inactivity) until 2018 at which point its status was changed to Advanced Exploration.  IAMGOLD has received approval for the erection of a 264 temporary camp facility on the Chester 1 Project to support development of the Project.

All Project permits and approvals are in good standing with the appropriate regulatory bodies.  Amendments are performed in compliance with appropriate legislation.  Further detail is available in Section 20 of this Technical Report.

4.7 Indigenous Communities

Information about affected and interested Indigenous communities engaged by IAMGOLD is presented in Section 20.8.2.  In addition to the Impact Benefit Agreements (IBAs) described therein, Augen Gold Corp. (Augen Gold) entered into an Exploration Agreement with Mattagami First Nation, Flying Post First Nation and Brunswick House First Nation in 2008 related to the Jerome mining claims (or TAAC West property block), which are located outside of the Project area as described within this Technical Report.

This agreement remains current and is administered by IAMGOLD.  The Exploration Agreement establishes a commitment to an ongoing relationship between IAMGOLD and the communities with respect to IAMGOLD's exploration activities on the TAAC West property, located in the traditional territories of the three First Nations.

Further detail is available in Section 20 of this Technical Report.

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4.8 Environmental Site Remediation

IAMGOLD is not aware of any environmental liabilities associated with or attributable to any of the subject property groups in the Project area, other than those that would normally be expected as a result of historical mining activities and associated mine workings.

Legacy diamond drill site remediation took place from 2013 to 2018 with 186 legacy drill sites remediated.  This work comprised removal of historic debris, capping of drill casings, and attaching a marker flag to the casing.

A program of drill collar decommissioning took place between 2019 to 2020 in areas of planned Côté Mine Infrastructure.  These drill holes were grouted to prevent ground water flow and the casings were removed.

4.9 Access and Work Program Risks

IAMGOLD is not aware of any other risks that could affect access, title, or the right or ability to perform work on the Project.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Accessibility

The Project is located approximately 20 km southwest of Gogama, Ontario.  The Project is bisected by Highway 144 and is approximately 175 km north of Sudbury via Highway 144 and 125 km southwest of Timmins via Highways 101 and 144 (Figure 5-1).

Access to the Project area is via a network of logging roads and local bush roads accessed from Highway 144 and from the Sultan Industrial Road which runs east-west along, and below, the southern portion of the Project area.

Additional information on Project access is provided in Section 18 of this Technical Report.

5.2 Climate

The Project is located in the Boreal Shield Ecozone of Ontario, which is characterized by long, cold winters and short, warm summers.  Regional Environment Canada climate stations indicate total annual precipitation of 800 mm to 900 mm, and average temperatures in the range 1.3°C to 3.7°C with minimums occurring in January and maximums in June to July.  Winds are generally from the south or southwest during the summer months and from the north and northwest during the winter months.

Data collected from the Project site meteorological station indicates that precipitation at the Project site falls within the range of average annual precipitation for the region, as do daily average temperatures.  Wind speeds at the Project site range from approximately 27 km/h to 5.4 km/h, based on readings taken from August 2012 to August 2013.

Any future mining operations would be expected to be conducted year round.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Figure 5-1: Project Access Plan

N
AREA ENLARGED
500
km
DISTRICT OF COCHRANE
Timmins
Night Hawk Lake
ABITIBI 70
FLYING POST 73
Hwy 101
Kirkland Lake
Horwood Lake
MATACHEWAN 72
DISTRICT OF SUDBURY
MATTAGAMI 71
DISTRICT OF TIMISKAMING
Englehart
DUCK LAKE, 76B
MOUNTBATTEN 76A
Rice Lake
GOGAMA
Hwy 560
Minisinakwa Lake
Project Site
Temiskaming Shores
0
25
50
100
Kilometres
Hwy 144
Hwy 129
BEAR ISLAND 1
WAHNAPITEI 11
Wanapitei Lake
DISTRICT OF ALGOMA
City of Greater Sudbury
DISTRICT OF NIPISSING
GARDEN RIVER 14
Hwy 546
Sudbury
Elliot Lake
MISSISSAGI RIVER 8
Hwy 108
Hwy 17
NIPISSING 10
Hwy 17
WHITEFISH LAKE 6
THESSALON 12
Hwy 64
SERPENT RIVER 7
SAGAMOK
WHITEFISH RIVER 4
POINT GRONDINE 3
DOKIS 9
DISTRICT OF PARRY
Lake Huron
DISTRICT OF MANITOULIN
Esri, Garmin, GEBCO, NOAA NGDC, and other contributors

Legend:

Regional Community		Conservation Reserve (Regulated)	
Project Site Location		Provincial Park	
Major Roads		First Nation Reserve	
Railway		Wooded Area	
Upper Tier Municipal Boundary		Waterbody / Large Watercourse	
Lower Tier Municipal Boundary			

NOTES

This map is for conceptual purposes only and should not be used for navigational purposes.
Basedata: ESRI, GARMIN, GEBCO, MOAA NGDC, and others contributers

Figure 5-1

IAMGOLD Corporation

Côté Gold Project

Ontario, Canada

Project Access Plan

November 2021

Source: IAMGOLD, 2014

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5.3 Local Resources and Infrastructure

The community of Gogama is located on the Canadian National Railway Company (CN Rail) line and is connected to the regional electric power grid but has few resources that could be used to support exploration and mining activity.  Sudbury and Timmins, however, are approximately 175 km and 125 km via road, respectively, both of which have mining suppliers and contractors plus experienced mining and general labor.

The closed mine infrastructure on the Chester 1 property, consists of a 3 m by 5 m, 1,675 m decline to a final depth of 162 m plus 700 m of lateral drifting on five levels.  A shallow shaft (Bates) is located on the east end of the main vein structure and 90 m of raises in mineralization.  This infrastructure is located on Lease CLM 270 and Mining Lease P1222832 (Chester 1).  While development work on the Chester 1 property was completed from 1986 to 1989, no formal production was achieved.  Chester 1 was closed in July 2015, and all infrastructure was placed on care and maintenance, with all underground infrastructure decommissioned.

Surface infrastructure at Chester 1 includes an electrical distribution system, warehouse, workshop, offices, and various pieces of mobile equipment.  More recently a temporary construction camp was fully installed at Chester 1 to temporarily accommodate workers, while awaiting the completion of the permanent camp.  Chester 1 is currently connected to the 115 kV Provincial power grid via a 24 kV feeder.  The surface electrical distribution system, warehouse, workshop, offices, and various pieces of mobile equipment of the Chester 1 site were used to support the construction of the Project.

A facility located on Mesomikenda Lake Road includes the exploration core shack, a kitchen, rooms for 55 people, and a recreation hall.  These have been used as needed during the exploration work phases for the Gosselin drilling program and regional exploration activities.  A series of cabins and a lodge located by Mesomikenda Lake also exists and can accommodate up to 15 people.

A permanent camp is nearing completion at another location to the northeast and north of the Côté and Gosselin deposits, respectively, to accommodate up to 1,000 workers for the Project.

5.4 Physiography

The Project area is typical glaciated terrain of the Canadian Shield, consisting of gently rolling topography, with glaciated high points seldom exceeding 50 m above local lake levels.  Elevations range from 375 MASL to 425 MASL in the general area, however, elevations within the Project are generally between 380 MASL and 400 MASL (IAMGOLD and AMEC, 2015d).

Higher ground typically has a veneer of glacial soil over bedrock, with peat and glaciolacustrine deposits present in the low lying areas between the hills.  Outcrops represent only a small percentage of the area and are mostly confined to higher ground.

The Project is located within an area with moderately hilly boreal mixed wood forest (birch, pine, poplar, and spruce), bogs, fens, and lakes commonly less than 10 m deep.  Most of the area has been logged in the last 30 years, so vegetation is generally small and second growth.

Watersheds in the Project area form part of the headwaters of the Mattagami River Watershed, just north of the divide that separates the James Bay Watershed from the Great Lakes Watershed.  Surface water flows at the Project are controlled by a number of lakes and creeks, which flow to the Mollie River and Mesomikenda Lake prior to discharging to Minisinakwa Lake and ultimately the Mattagami River.

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5.5 Comments on Section 5

There is sufficient space available in the Project area to locate the Project infrastructure envisaged in the 2018 FS and currently being constructed.  This includes space for the potential future development of Gosselin, and the tailings management facility (TMF) (as initially planned or expanded), mine rock area (MRA), mine infrastructure, and mineral processing plant.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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6.0 HISTORY

6.1 Exploration History

Prospecting and exploration activity in the Project area began circa 1900 and has continued sporadically to the present, spurred on periodically from exploration in the Porcupine and Elk Lake-Gowganda-Shiningtree camps.  The first discovery of note was the Lawrence copper prospect on the east shore of Mesomikenda Lake in 1910.  Further interest in the area was sparked in 1930 when Alfred Gosselin found an outcropping gold mineralization on the east shore of Three Duck Lakes (Laird, 1932).

Historical work on the Property has been conducted in multiple stages:

• In the early 1940s extensive prospecting and trenching was conducted, in addition to the sinking of several shallow shafts and some minor production.

• Through to the late 1960s little or no work was performed.

• From the early 1970s to approximately 1990, extensive surface work was performed, in addition to some limited underground investigations.

• From 1990 to 2009, fragmented property ownership precluded any major programs.

• In 2009, a group of properties that became the Chester property was consolidated by Trelawney.

A significant number of gold showings have been discovered on the Property.

Table 6-1 summarizes the work completed in the general Project area prior to IAMGOLD's involvement in the Project.  Exploration conducted by IAMGOLD is detailed in Section 9 of this Technical Report.

Figure 6-1 presents the locations of the occurrences and prospects recorded on OGS Map P-3511 (2002) and discussed in Table 6-1.  In Figure 6-1, the numbered occurrences and the locality they correspond to are:

• Murgold-Chesbar (Chester 1):  67, 68, 69, 70

• Young-Shannon (Chester 2):  58, 59, 82

• Jack Rabbit (Chester 3):  73, 76, 77

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Table 6-1: Exploration History

IAMGOLD Corporation - Côté Gold Project

Area	Year	Operator	Work Conducted
Murgold-Chesbar (Chester 1)	1932-1938	Gomak Mines	Completed shaft sinking and underground development.
	1938	Strathy Basin Mines Limited	Sank the Strathmore shaft.
	1945-1948	Chesgo Mines Limited (Chesgo)	Drilled 4,786 ft in 16 holes in the No. 3 Vein System.
Drilled two surface holes for a total of 482 ft at the Strathmore zone.
	1947	Strathmore Mines Limited	Rehabilitated the Strathmore shaft and completed an underground drilling program.
	1963	Rinaldi Mines Limited	Drilled four surface drill holes totalling 1,240 ft at Strathmore.
	1967-1971	Kingsbridge Mines Limited	Work program unknown
	1968-1969	Three Duck Gold Mines Limited	Completed 252 ft in three drill holes in the No. 3 Vein System.
	1974-1975	Olympian International Resources Limited (Olympian)

Drilled five holes totalling 1,340 ft and collected two bulk samples of 47 tons and 49 tons which reportedly assayed 0.30 oz Au/st and 0.17 oz Au/st, respectively, over estimated widths of six feet to 10 ft

	1979-1985	Murgold

Carried out surface stripping and trenching over the main veins, while airborne magnetic and electromagnetic (EM), plus photo-geological surveys were completed over the claims.  On the ground, these results were followed up with geological, geophysical, and geochemical surveys and surface diamond drilling.
This work led to the discovery of 12 separate vein structures.  No. 1 and No. 3 veins were the primary targets.

Sampled the Strathmore area from underground.  Took a 656 ton bulk sample from a stope on the west drift.  Forty-two holes were drilled in 1982 for a total of 12,776 ft, with approximately two-thirds of this drilling concentrated on the previously untested central section of the No. 3 Vein.  Bates shaft (200 ft) commenced on the No. 3 Vein System in 1982, 1,250 ft to the northwest of the Strathmore shaft.

Completed trenching and drilling in 1985.
	1986	Chesbar Resources Inc. (Chesbar)

Drilled 56 holes totalling 19,040 ft on the No. 3 Vein System between 1986 and 1988.  Constructed a decline to investigate the No. 3 Vein System.  Completed 45,000 ft of surface drilling and 53,000 ft of underground drilling by early 1989.  In April 1989, an 11,000 t surface stockpile was shipped to a custom mill in Timmins.

	1988-1989	Murgold

Wade contracted to resample and re-evaluate the underground workings.  Completed mineral resource estimate.  No further work was conducted on the decline until Trelawny began dewatering and underground rehabilitation in the summer of 2010.

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Area	Year	Operator	Work Conducted
Young-Shannon (Chester 2)	1930-1931	Three Ducks Syndicate	Stripped the C-Zone area of the Young-Shannon property.
	1930-1931	Three Ducks Syndicate	Stripped the C-Zone area of the Young-Shannon property.
	1931	Consolidated Mining and Smelting Company Limited	Optioned the original Young-Shannon claim group, however, after surface sampling of two veins the option was allowed to lapse.
	1932	Martin Syndicate	Completed a core drilling program in 1932 on the A-Zone.
	1932-1946	Young-Shannon Gold Mines, Limited (Young-Shannon)	Developed an inclined shaft, and completed lateral underground development, a surface geophysical survey, and limited core drilling.
	1978	Canadian Gold Crest Ltd

Constructed a steel headframe and 60 tpd flotation mill near the C-Zone shaft.  Material for the mill came from underground workings on the C-Zone and from a small open pit on the B-Zone.  Operations occured for approximately seven months and a gold-copper concentrate was sold to Noranda Ltd.

	1984-1986	Robert S. Middleton Exploration Services

Conducted very low frequency electromagnetic (VLF-EM) and induced polarization (IP) surveys.  Several weak IP anomalies were delineated, both under the lake and on land.  Several of the anomalies appeared to align with known gold zones

	1989	Chesbar-Murgold	Mined a 10,900 t sample and reportedly sent it for treatment at the Giant Yellowknife Mines Limited mill in Timmins.
	1987 to 1990	Young-Shannon	Completed 182 drill holes (24,696 m) in four drilling programs.
	1997	Nord Pacific Limited (Nord)

Completed 23 drill holes aggregating 3,650 m to test the C-Zone.  A further six drill holes (1,190 m) tested geophysical targets.  Performed a mineral resource estimate that outlined 10 separate zones in the C-Prime area.

	2002-2003	Northville Gold Corp. (Northville)	Completed 24 drill holes (12 drill holes in 2002, and 12 drill holes in 2003).
	2004-2005	Young-Shannon	Drilled an additional six drill holes in 2004 to extend the known mineralization laterally. Completed five drill holes in 2005. Both programs targeted the C-Prime Zone.

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Area	Year	Operator	Work Conducted
Jack Rabbit (Chester 3	1965	Sulmac Exploration Services Limited	Explored Zone 3 or Texas Gulf Zone.
	1972	Viewpoint Exploration Limited	Zone 3, work program unknown.
	1977-1979	Texas Gulf Canada Limited (Texas Gulf)	Drilled nine holes on the Zone 3 testing copper anomalies.
	1981	Chester Resources	Zone 3, work program unknown.
	1981	Murgold	Discovered Zone 1.
	1982	Rockwell	Drilled approximately 6,000 ft in more than 20 holes on Zone 3 (exact total unknown).
	1985	Pamour Porcupine Mines	Percussion drilling program.
	1987	unknown	Sent a 7,118 t bulk sample from Zone 2 to the Diepdome mill in Timmins.
	1989?	Rockwell Mining Corp. (Rockwell)	Drilled 26 drill holes in Zones 1 and 2.
	1989?	Kidd Resources Ltd. (Kidd Resources)	Drilled three drill holes in Zones 1 and 2.
	1989?	Monte Carlo Resources/Canadian Gold	Drilled two drill holes in Zones 1 and 2.
	1989	Gold Bar	Drilled 34 drill holes totalling 17,028 ft on Zone 1 and completed an IP survey.
	1989	James Wade Engineering (Wade)	Estimated mineral resources for Zones 1 and 3.

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Area	Year	Operator	Work Conducted
Crown Minerals	1933-1934	Chester Shannon Group; Young-Shannon GML	Conducted test pitting, shaft sinking, and underground lateral development on the Shannon Island prospect. Drilled at total of 3,000 ft of core drilling.
	1965	Chester Minerals Ltd	Completed geological mapping, and magnetic and horizontal loop electromagnetic (HLEM) surveying. Based on this work, five drill holes were drilled to test targets east of Shannon Island.
	1973	Park Precious Metals	Dewatered the Shannon Island shaft, extended the lateral development a short distance, and sampled the mineralized veins. Completed one drill hole.
	1980	Hargor Resources; Canadian Gold and Metal Inc.	Completed a regional airborne magnetic and VLF EM survey.
	1984	Chester Minerals	Conducted a geological evaluation of the Shannon Island occurrence in combination with other known occurrences on Clam Lake.
	1987	Young-Shannon Gold Partnership	Completed a seven drill hole drill program totalling 679 m to test the mineralization in a sheared and brecciated structure plus other targets.
TAAC East	1981	Canadian Crest Gold Mines (Canadian Crest)	Completed two drill holes for a total of 404.77 m.
	1987-2001	Emerald Isle Resources

During 1987, drilled seven holes for 379.48 m; and sited a further 2 holes (181.05 m) near the Canadian Crest drill holes.  Conducted power stripping at two locations northwest and north of Côté Lake in 2001.

	2007-2011	TAAC

Conducted prospecting, till, channel, strip, and grab sampling.  Completed airborne geophysical surveying (magnetic, EM, radiometric).  Conducted ground geophysical surveys (ground magnetics, VLF, IP), and drilled 32 drill holes (11,098.60 m).  Completed down hole IP surveying of nine drill holes petrography.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Area	Year	Operator	Work Conducted
TAAC West	1938	Bert Jerome	Jerome deposit discovered.
	1939-1945	Jerome Gold Mines, Ltd	Shaft sinking, underground development with six levels, and erection of a 500 stpd mill and some production from 1941 to 1945.
	1974	E. B. Eddy (Eddy)	Completed a 21 drill hole surface diamond drilling program, for a total of 8,414 ft over the Jerome deposit.
	1980-1981	Bridgeview Resources Incorporated

Exploration of the Jerome deposit under option from Eddy.  Shop construction, headframe and hoistroom rehabilitation, shaft rehabilitation to the 200 ft level, and underground sampling.  Completed geophysical survey and eight holes totalling 2,710 ft to test IP anomalies.

	1983	Osway Explorations, Ltd. (Osway)	Hill-Goettler-De Laporte Ltd completed a mineral reserve estimate for the Jerome deposit on Osway's behalf.
	1984-1989	Muscocho Explorations, Ltd. (Muscocho)

Completed surface and underground diamond drilling, hoist installation, headframe and camp construction, dewatering, and shaft rehabilitation to the 500 ft level, exploration drifting on the 500 ft level east to test the South Zone 1-B, mapping and sampling on the 200 ft, 350 ft, and 500 ft levels, and property wide geophysical surveys.  Undertook mineral reserve estimates.

	1998	Domtar Inc. (Domtar)	Purchased claims hosting the Jerome deposit from Eddy.
	2004	Boardwalk Creations, Ltd. (Boardwalk)	Purchased claims from Domtar and added additional claims to property holdings.
	2004	Osprey Gold Corp. (Osprey)	Purchased property from Boardwalk. Completed 33 BQ sized diamond drill holes (DDH) east-southeast of the Jerome Mine Shaft for a total of 18,780 ft.
	2006	Coldrock Resources Inc. (Coldrock)	Purchased property from Osprey.
	2007-2011	TAAC

Completed check sampling of legacy core.  conducted drill programs consisting of 21 holes (10,440 m) in 2008, 148 holes (32,728 m) from 2009 to 2011, soil, rock chip, and grab sampling, and magnetic, VLF and IP surveys.

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Area	Year	Operator	Work Conducted
Falcon Gold Option (Burton)	circa 1928	Archie Burton Sr. and Northern Aerial Minerals Exploration Ltd	Gold discovered, and shaft excavated
	late 1930s and early 1940s	Hollinger Consolidated Gold Mines Limited (Hollinger)	Completed a 32 short hole diamond drilling program in the immediate Shaft Zone area.
	1945	Burscott Mines Limited (Burscott).	Completed a 10 hole diamond drilling program near the Shaft Zone.
	1982 to 1985	Canadian Nickel Company Limited (Canico)	Conducted line cutting, mapping, geophysics, geochemistry, stripping, sampling, and drilling (total of 2,096 m in 29 holes).
	1987-1988	Grandad Resources Limited (Grandad)

Completed a 31 hole core drill program totalling 3,077 m, primarily in the Shaft Zone area.  Grandad also completed a limited humus sampling geochemical program and down hole mise-à-la-masse geophysical surveys.

	1989	Northern Mining Properties (Northern)	Conducted a desktop data review.
	1996-1997	Rainbow Petroleum Corp. (Rainbow)

Re-established the project grid and completed 3,327 m of core drilling in 33 holes.  The drilling completed by Rainbow included 22 drill holes centred over the Shaft Zone, six drill holes to the east of the Shaft Zone, and five drill holes immediately west of the Shaft Zone.

	2010	Apex Royalty Corporation (Apex)	Purchased 100% of project from the Burton family. Completed line-cutting of a new grid over the Shaft Zone and East Zone, and a EarthProbe high resolution resistivity/IP survey.
	2011	Falcon Gold Corp. (Falcon Gold)	Apex was acquired by Chesstown Capital Inc., which subsequently changed its name to Falcon Gold in May/July 2011. Falcon Gold drilled 24 holes on the Burton property totalling 2,755 m.

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Figure 6-1: Chester Property Gold Occurrences

Legend
Gold Occurrences
Historical Shafts
Cote Fault
Swayze Mineralized Zones
15 Diabase Dike
13 Alkalic Intrusive Suite
12 Felsic to Intermediate Intrusive Suite
11 Porphyry Suite
10 Mafic Intrusive Rocks
9 Ultramafic Intrusive Rocks
8 Timiskaming-type Clastic Metasedimentary Rocks
7 Chemical Metasedimentary Rocks
6 Clastic Metasedimentary Rocks
4 Felsic (to Intermediate) Metavolcanic Rocks/Intrusions
3 Intermediate (to Felsic) Metavolcanic Rocks/Intrusions
2 Mafic (to Intermediate) Metavolcanic Rocks/Intrusions
1 Ultramafic (to Mafic) Metavolcanic Rocks/Intrusions
N
426000
428000
430000
432000
434000
5272000
5270000
5268000
5266000
5264000
5262000
NEVILLE
YEO
CHESTER
Chester 3
Chester 1
Young-Shannon
73
76
77
67
68
59
58
82
70
0 0.75 1.5 2.25 3
Kilometres
Gosselin Resource Pit
Côté Pit
Côté Gold Project Mining Leases Area
Côté Gold Regional Land-holding
Leases and Patents (Mining Rights and Surface Rights)
Townships

Figure 6-1

IAMGOLD Corporation

Côté Gold Project

Ontario, Canada

Chester Property Gold Occurences

November 2021 ***Source: IAMGOLD, 2021***

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6.2 Production

Production records have not been compiled for the early mining efforts.  As noted in Table 6-1, some bulk sampling has occurred as part of historical exploration efforts.  No modern production has occurred.

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7.0 GEOLOGICAL SETTING AND MINERALIZATION

7.1 Regional Geology

The Côté and Gosselin deposits are located in the Swayze greenstone belt in the southwestern extension of the Abitibi greenstone belt of the Superior Province.  The Abitibi Subprovince comprises Late Archean metavolcanic rocks, related synvolcanic intrusions, and clastic metasedimentary rocks, intruded by Archean alkaline intrusions and Paleoproterozoic diabase dykes.  Figure 7-1 presents the location of gold deposits and fault zones in the Abitibi Subprovince, modified from Dubé and Gosselin (2007), and Poulson et al. (2000).  The traditional Abitibi greenstone belt stratigraphic model envisages lithostratigraphic units deposited in autochthonous successions, with their current complex map pattern distribution developed through the interplay of multiphase folding and faulting (Heather, 1998).

The Swayze greenstone belt, like the rest of the Abitibi greenstone belt, contains extrusive and intrusive rock types ranging from ultramafic through felsic in composition, as well as both chemical and clastic sedimentary rocks (Heather, 2001).  The geology of the South Swayze belt underlying the Project area is illustrated in Figure 7-2 and Figure 7-3.  All of the rock types within the Swayze belt are older than 2,680 Ma, with the oldest dating 2,748.2 Ma (Heather et al., 1996, Gemmell and MacDonald, 2017).  Igneous lithologies predominate and include both volcanic and plutonic rocks.  The latter are observed both internally in the supracrustal belts and externally, in large granitoid complexes.  Sedimentary rocks occur predominantly near the top of the succession.

Heather (2001) recognized six supracrustal groups, from the oldest to the youngest these are the Chester, Marion, Biscotasing, Trailbreaker, Swayze, and Ridout groups.  These groups have subsequently been correlated by Ayer et al. (2002) with coeval assemblages across the southern Abitibi greenstone belt having similar characteristic features, respectively named the Pacaud, Deloro, Kidd-Munro, Tisdale, Blake River, and Timiskaming assemblages.

Plutonism in the Swayze greenstone belt lasted from 2,740 Ma to 2,660 Ma, during the entire period of volcanism and subsequent sedimentation.  No geochronological evidence for pre-existing basement has been observed.  Plutonism continued after cessation of extensive volcanism.  This was also a period of orogen-wide shortening across the entire Superior Province, an event that coincided with gold mineralization (van Breemen et al., 2006).

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Figure 7-1: Simplified Geology Map of the Abitibi Subprovince

N
80°W
72°W
49°N
48°N
Casa Berardi
Hollinger - McIntyre
Pamour
Dome
PDF
Kirkland Lake?
Kerr Addison
Horne
LLCF
Doyon
Bousquet-LaRonde
Malartic
Sigma-Lamaque
Côté Gold
0
25
50
75
100
Kilometres
Figure 7-1
Legend:
Granitoid rock
Mafic intrusion
Volcanic rock
Proterozoic cover
Sedimentary rock
Major fault
World-class greenstone-hosted quartz-carbonate vein deposits
World-class gold-rich volcanogenic massive-sulphides
Other smaller gold-rich VMS
Other gold deposits of various types
LLCF Larder Lake - Cadillac Fault Zone
PDF Pocupine - Destor Fault Zone

IAMGOLD Corporation

Côté Gold Project

Ontario, Canada

Simplified Geology Map of the Abitibi Subprovince

November 2021

Source: Dubé et al., 2007

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Figure 7-2: Regional Geology of Swayze Belt

N
Cochrane
Timmins
PDDZ
Matheson
NRGC
Kapaskasing Structure Zone
PDDZ
Kirkland Lake
Larder Lake
CLLDZ
Matachewan
SG
KGC
Location of South Swayze Properties Area
RDZ
RAGC
Shining Tree
Gowganda
0
25
50
Kilometres
Hudson Bay
LABRADOR TROUGH
GRENVILLE PROVINCE
SOUTHERN PROVINCE
MICHIGAN BASIN
Location of the study area within the Superior Province

Legend:
Proterozoic cover
Granitic plutons
Timiskaming assemblage (2676-2670 Ma)
Porcupine assemblage (2690-2685 Ma)
Upper Blake River assemblage (2701-2696 Ma)
Lower Blake River assemblage (2704-2701 Ma)
Tisdale assemblage (2710-2704 Ma)
Study Area
Kidd-Munro assemblage (2719-2710 Ma)
Stoughton-Roquemaure assemblage (2723-2720 Ma)
Deloro assemblage (2730-2724 Ma)
Pacaud assemblage (2750-2735 Ma)
Major Fault
SG Swayze Greenstone Belt
KGC Kenogamissi granitoid complex
RAGC Nat River granitoid complex
RAGC Ramsey-Algoma granitoid complex
PDDZ Porcupine-Destor deformation zone
CLLDZ Larder Lake-Cadillac deformation zone
RDZ Ridout deformation zone

November 2021

Source: Modified after Van Bremen O. et al, 2006

Figure 7-2

IAMGOLD Corporation

Côté Gold Project

Ontario, Canada

Regional Geology of Swayze Belt

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Figure 7-3: South Swayze Greenstone Belt Rock Units

IAMGOLD
CORPORATION
N
ERIC
SOMME
Kenogamissi Batholith
JACK
NOBLE
Ridout Deformation Zone
POTIER
OSWAY
Jerome Mine
Huffman Au
NEVILLE
144
GROVES
Côté Deposit
Gosselin Resource Pit
YED
CHESTER
CHAMPAGNE
SMUTS
VROOMAN
Ramsey-Algoma Granitoid
WESTBROOK
400000
410000
420000
430000
440000
450000
5280000
5270000
5260000
Legend:
15 Diabase Dike
13 Alkalic Intrusive Suite
12 Felsic to Intermediate Intrusive Suite
11 Porphyry Suite
10 Mafic Intrusive Rocks
9 Ultramafic Intrusive Rocks
8 Timiskaming-type Clastic Metasedimentary Rocks
7 Chemical Metasedimentary Rocks
6 Clastic Metasedimentary Rocks
4 Felsic (to Intermediate) Metavolcanic Rocks/Intrusions
3 Intermediate (to Felsic) Metavolcanic Rocks/Intrusions
2 Mafic (to Intermediate) Metavolcanic Rocks/Intrusions
1 Ultramafic (to Mafic) Metavolcanic Rocks/Intrusions
Gosselin Resource Pit
Cote Pit
Mining Leases Area
Claim Package Outline
Highway_144
Secondary roads
0 2.5 5 7.5 10
Kilometres

Figure 7-3

IAMGOLD Corporation

Côté Gold Project
Ontario, Canada
South Swayze Greenstone Belt Rock Units

November 2021

Source: IAMGOLD, 2021

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The Swayze greenstone belt underwent a complex and protracted structural history of polyphase folding, development of multiple foliations, ductile high strain zones, and late brittle faulting.  The map pattern preserved within the Swayze greenstone belt is dominated by regional F2 folding, and anticlines and synclines with an associated S2 axial-planar foliation interpreted to have formed during orogen-wide shortening across the entire Superior Province.  An important structural element is the Ridout Deformation Zone (RDZ), a major east-west high strain zone that is interpreted to be the western extension of the Larder Lake-Cadillac deformation zone of the Abitibi greenstone belt (van Breemen et al., 2006).  The F2 Ridout Synform coincides with the RDZ wherein intense deformation is characterized by intense flattening, tight to isoclinal folding, transposition, and locally a component of dextral simple shear in east-southeast-striking zones (Heather et al., 1996).  Metamorphic grade within the southern Abitibi greenstone belt ranges from sub-greenschist to greenschist.

In the Swayze greenstone belt, there are at least four separate diabase dyke swarms, ranging in age from late Archean to late Proterozoic:

• North-striking Matachewan dyke swarm

• Northwest-striking Sudbury dyke swarm

• East-northeast-striking Abitibi dyke swarm

• Late, southeast-striking dyke swarm

7.2 Local and Property Geology

7.2.1 Local Geology

The Côté and Gosselin deposits are situated within the Chester Township area, which overlies a narrow greenstone belt assemblage that extends easterly from the southeast corner of the Swayze greenstone belt to the Shining Tree area, approximately 60 km to the east.  The greenstone (supracrustal) assemblage is part of the well-defined Ridout syncline that separates the Kenogamissi granitoid complex to the north from the Ramsey-Algoma granitoid complex to the south (refer to Figure 7-1).  The Kenogamissi complex, yielding ages of 2,747 Ma, consists of sheet-like dioritic and tonalitic intrusions, which are interpreted locally to be synvolcanic.  The Chester Intrusive Complex (CIC), which hosts the Côté and Gosselin deposits, is also synvolcanic and was emplaced along what is now the southern margin of the Ridout syncline.  The CIC is a crudely stratified tonalite-diorite-quartz diorite laccolith containing numerous screens and inclusions of mafic volcanic rocks.

The oldest rocks found in the Swayze greenstone belt are assigned to the Chester Group, which occupies the bulk of the stratigraphy of the Ridout syncline through Chester Township and Yeo Township to the west.  Ayer et al. (2002) correlated the Chester Group with the 2,750 Ma to 2,735 Ma Pacaud assemblage, which comprises the oldest volcanic rocks in the southern Abitibi greenstone belt.  The Chester Group includes:

• A thin, basal felsic volcanic unit (ca. 2,748.2 Ma; Gemmell and MacDonald, 2017) that is overlain by a thick sequence of massive mafic flows or sills, mafic pillows, and amphibolite of the Arbutus Formation.

• An overlying intermediate felsic volcanic rocks with associated minor sedimentary rocks and iron formation of the Yeo Formation (ca. 2,739 to 2,734 Ma; refer to Figure 7-3).

• Bedding and foliation are steep to vertical.  Both formations are highly folded and flattened, presumably by the D2 and F2 events, between the diorite and tonalite intrusions of the Kenogamissi granitoid complex to the north and the synvolcanic CIC (ca. 2,741-2739 Ma, Katz, 2016) Ma) to the south (van Breemen et al., 2006) (refer to Figure 7-1 and Figure 7-3).

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To the south of the Chester volcanic rocks is the CIC, a tonalite-diorite intrusion (Heather, 1993; Heather et al., 1996).  Locally, within the tonalitic phase of the complex, there is strongly developed, fracture controlled (stockwork) magnetite-chlorite-epidote ± quartz ± sericite alteration which Heather et al. (1996) interpreted as positive indications for base metal mineralization.

An important structural element in the area is the RDZ, a major zone of east-west high strain that generally follows the north boundary of Chester Township and extends a further 22 km to the west to Osway Township where it is associated with the former Jerome gold mine.  The RDZ is described as an anastomosing zone, up to 2,500 m wide, of high strain with local strong carbonate (calcite and iron carbonate), chlorite, sericite, and silica alteration within a wide variety of rock types.  Kinematic indicators in the RDZ suggest that it was initially a zone of extreme flattening, probably related to early folding, that with progressive strain became a zone of oblique simple shear.  Kinematic information indicates an early component of sinistral shear followed by a dextral component.  Z-shaped folds of the schistosity are common within the RDZ.  Elongation lineations and mineral lineations within high strain zones are moderately to steeply plunging (Heather, 2001).

The RDZ high strain zone is localized within the F2 Ridout syncline which extends for at least 80 km in a generally east-west direction across the southern Swayze greenstone belt.  The Timiskaming-like, Ridout Series metasedimentary rocks are localized within the core of the F2 Ridout synform and are interpreted to unconformably overlie the older metavolcanic and metasedimentary rock packages.  According to Furse (1932): "In the Swayze area, the Ridout assemblage consists of a narrow band (less than 2 km) of steeply dipping turbidites, arkose and conglomerate, containing well-rounded pebbles and boulders of "granite", chert, vein quartz, mafic metavolcanic rock, porphyritic rhyolite and rare jasper fragments."

7.2.2 Property Geology

The Project mining leases area, which hosts both the Côté and Gosselin deposits, contains calc-alkalic pyroclastic metavolcanic rocks of felsic to intermediate composition, felsic to intermediate intrusive rocks (predominantly tonalite and diorite) of the CIC, and related migmatites.  Siragusa's remapping (1993) and the Ayer and Trowell (2002) Compilation Map P3511 depict granitoid rocks as the dominant lithology.  Recent mapping by Gemmell and MacDonald (2017) provide the most up to date Geological Survey coverage of the mining leases area.  Laird (1932) noted that, locally, the granitoid varies considerably in texture and composition and contains inclusions of older rocks.  The texture varies from granular to porphyritic, while in other areas it has the appearance of a quartz porphyry phase of the granite.

Large north and north-northwest trending diabase dykes crosscut the intrusive and supracrustal rocks.  An available detailed aeromagnetic map of Chester Township (Timmins Assessment File, T-3183) clearly shows the prominent north-south and northwest-southeast trends of diabase dykes which overprint all other magnetic fabrics.

Map P-3511, Geological Compilation of the Swayze Area, Abitibi Greenstone Belt (Ayer and Trowell, 2002) presents a two kilometre wide belt of felsic-intermediate tuff, lapilli tuff, tuff breccia and pyroclastic breccia (4bc) stretching across the northern end of Chester Township and located just north of the Côté and Gosselin deposits.  Centred over the southern half of Bagsverd Lake (Figure 7-4) is an area mapped as intermediate to felsic, variolitic flows (3c).

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Figure 7-4: Chester Property Geology

Legend:
Chester Geology
Lithology
Diabase dike
Chemical sedimentary rocks
Clastic sedimentary rocks
Felsic volcanic
Intermediate volcanic
Mafic volcanic
Felsic to intermediate intrusive rocks
Hydrothermal breccia
Diorite breccia
Tonalite breccia
Tonalite
Diorite
Ramsey-Algoma granitoid complex
Kenogamissi granitoid complex
Swayze Mineralized Zones
IAMGOLD CORPORATION
N
428000
430000
432000
5268000
5266000
Gosselin Resource Pit
Côté Deposit
CHESTER
YEO
Beaverbridge
JR Zone 2 (Main Kidd)
JR Zone 1 (Texas Gulf/Kidd #1)
JR Zone 3 (Kidd 3#)
Kandy Kane
C-Zone
B-Zone
A-Zone (Gosselin)
No 11 Vein
No 1 Vein (Gomak-set of intermittent veins)
No 3&4 Vein (Chester Trend)
No 2 Vein
No 8 Vein
No 5 Vein
Baxter Trend
Landing Veins
Three Ducks Lake
Odyssey Vein
iPod Zone
Cote Lake Fault
Hopkins Zone
Chester Gold
Cote Fault
Gosselin Resource Pit
Cote Pit
Secondary roads
0
0.5
1
1.5
2
Kilometres

Figure 7-4

IAMGOLD Corporation

Côté Gold Project

Ontario, Canada

Chester Property Geology

November 2021

Source: IAMGOLD, 2021

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West of Bagsverd Lake and straddling the western boundary of Chester Township are two localized units mapped as 7db, chert, oxide, and silicate facies iron formation, and 8db, Timiskaming-type mudstone, siltstone, and wacke.  While stratigraphic relationships are not implied, units within 8db are most reasonably remnants of the Ridout Series.  Units 4bc and 7db are compatible with the Yeo Formation (Chester Group).  Unit 3c is slightly challenging as it could represent the basal Arbutus Formation of the Chester Group or the basal Rush River Formation of the Marion Group (which overlies the Chester Group).

7.2.3 Côté and Gosselin Deposits Geology

The Côté and Gosselin deposits are located with 1.5 km of each other and are both hosted by the CIC.  The deposits are similar in geological composition with a few key differences in terms of breccia rocks and alteration.  Both deposits are centred on magmatic and hydrothermal breccia bodies that intrude tonalitic and dioritic rocks.  The CIC intruded into the mafic volcanic rocks of the Arbutus Formation, which forms the basal formation in the Chester Group.  The formation consists of low potassium tholeiitic pillow basalts, mafic flows, and sills.  The intrusive host rocks formed from a number of pulses of several distinct and evolving dioritic and tonalitic magmas that display complex crosscutting relationships (Katz et al., 2015).

A previous geochemical study by Berger (2012) suggested that tonalite and diorite phases of the CIC are genetically related, however, geochemical evidence from Katz et al. (2015) suggests otherwise.  The diorite contains slightly elevated light rare earth element (LREE) patterns whereas the tonalite contains a relatively flat and less fractionated LREE pattern.  Although the tonalite and diorite have been demonstrated to be temporally related (Katz et al., 2015), the fractionation pattern suggests that they are genetically unrelated.

The diorite and quartz diorite phases are tholeiitic to transitional in nature, whereas the tonalitic phases have a calc-alkaline to transitional affinity.  This spread of chemical affinity and, hence, petrogenetic associations for spatially associated rocks, in particular the quartz diorite-tonalite trondhjemite suites, has been previously documented and may indicate that the intrusive suite consists of a composite of differentiated lithospheric mantle and lower crust partial melts (Galley and Lafrance, 2014).

Katz (2016) suggests a spread across petrogenetic origins for tonalitic and dioritic phases.  Although petrogenetically unrelated, several high precision U-Pb zircon geochronology dates for both the tonalite and diorite provide contemporaneous crystallization ages for these rocks.  These results are supported by extensive observations in the field and in core both within the deposits area and regionally within the CIC.  The Côté deposit is hosted by several tonalite and diorite phases that are intruded by both magmatic and hydrothermal breccias.  Each phase is distinguished by its relative crosscutting relationships, textures, and chemistry, and include (Katz, 2016):

• Tonalite

• Diorite

• Quartz diorite

• Tonalite breccia

• Hornblende-plagioclase ± quartz pegmatite

• Diorite breccia

• Hydrothermal breccias

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The intrusive phases were followed by hydrothermal brecciation and the emplacement of several stages of gold bearing veins.  Subsequently, the Côté deposit was intruded by several types of dyke rocks, and was subjected to deformation, in the form of deformation zones and brittle faulting.

The gold mineralization envelopes, post-mineralization dykes, and main fault zones of the Côté and Gosselin deposits are presented in Figure 7-5 and Figure 7-6, respectively.

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Figure 7-5: Côté Deposit Geology

+5267400
+5267200
+5267000
+5266400
+429000
+430200
0
150
300
Metres
N
Legend:
Fault Zone (FLT)
Diabase dykes (DIA)
Hydrothermal breccia (HdBx)
Diorite breccia (BXDR)
Diorite (DR)

Figure 7-5

IAMGOLD Corporation

Côté Gold Project
Ontario, Canada
Côté Deposit Geology

November 2021

Source: IAMGOLD, 2018

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Figure 7-6: Gosselin Deposit Geology

+431000 E
+432000 E
+5268000 N
0
150
300
Metres
N
Legend:
Diabase dykes (DIA)
Tonalite II (Ton 2)
Hydrothermal breccia (HdBx)
Diorite breccia (BXDR)
Diorite (DR)
Tonalite (Ton)

Figure 7-6

IAMGOLD Corporation

Côté Gold Project
Ontario, Canada
Gosselin Deposit Geology

November 2021

Source: IAMGOLD, 2021

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7.2.3.1 Lithology Description

The following is a summary of lithological descriptions intersected during diamond drilling in both the Côté and Gosselin deposits.  An extensive photo re-log of pre-2017 DDH was performed for the Côté deposit in 2018 to update the previous database to new nomenclature.  Since both the Côté and Gosselin deposits are hosted within the CIC, almost all lithological units are similar between the two deposits.  Minor differences exist between the hydrothermal breccia bodies and a unique unit only observed at Gosselin referred to as Tonalite II.  This unit requires more study but appears to be an intensely altered version of the host tonalitic rock.

7.2.3.1.1 Major Lithologies

7.2.3.1.1.1 Tonalite

Tonalite occurs as sill-like bodies and is a medium grained, equigranular to inequigranular, light to dark grey, intermediate intrusive rock.  Tonalite occurs as the earliest phase in the Côté deposit into which dioritic phases intrude but also occurs as a later more voluminous phase that intrudes dioritic phases (Katz et al., 2016).

7.2.3.1.1.2 Dioritic Phases

In the Côté and Gosselin deposits several co-temporal dioritic phases occur and include diorite, quartz diorite and hornblende-plagioclase ± quartz pegmatite.  Diorite is typically equigranular, although plagioclase porphyritic varieties occur, whereas quartz diorite is typically plagioclase ± quartz porphyritic and rarely equigranular.  The diorite and quartz diorite intrude tonalite and commonly exhibit chilled or brecciated margins.  Both melanocratic and leucocratic varieties of the dioritic phases occur.  The crosscutting relationship suggests that diorite evolved over time, fractionating to more leucocratic quartz diorite (Katz et al., 2016).  Hornblende-plagioclase ± quartz pegmatite is the least abundant magmatic phase and generally occurs as small dykes of less than one metre in apparent thickness.  The pegmatite has thus far been restricted to the Côté deposit, having not been observed at Gosselin.

7.2.3.1.1.3 Tonalite Breccia

Tonalite breccia is a magmatic breccia and formed as a result of tonalite brecciating diorite and rarely, tonalite, along its intrusive margins.  Therefore, the tonalite matrix is mineralogically and texturally identical to the tonalite described above (Katz et al., 2016).  The diorite fragments range from centimetres to metres in size and are angular to round, with sharp to diffuse contacts.  Nearly all tonalite breccia observed is matrix supported.  This breccia is also observed on the outside of the Côté and Gosselin deposit areas.

7.2.3.1.1.4 Diorite Breccia

The diorite breccia is another type of magmatic breccia, formed as a result of dioritic magma brecciating tonalite and dioritic rocks (diorite, quartz diorite, and hornblende-plagioclase ± quartz pegmatite).  This breccia contains several different types of dioritic matrices:

• Medium to coarse grained melanocratic diorite

• Fine to medium grained, typically quartz porphyritic, melanocratic quartz diorite

The tonalite fragments range from centimetres to metres in size and are angular to round, with sharp to diffuse contacts (Katz et al., 2016).  Most diorite breccia observed is matrix supported, though clast supported varieties are observed at Gosselin.  The heterolithic nature of this unit (i.e., presence of both tonalitic and dioritic clasts), may suggest some transport of the clasts and late establishment.  This breccia is also observed regionally.

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The compositional zonation of the diorite and hydrothermal breccia is presented in Figure 7-7.

7.2.3.1.1.5 Hydrothermal Breccia

Tonalite is intruded by two hydrothermal breccia bodies on which the gold(-copper) Côté and Gosselin deposits are partially centred.  For the hydrothermal breccia, two matrixes have been recognized:

• An amphibole rich hydrothermal breccia

• A biotite rich hydrothermal breccia

The amphibole rich hydrothermal breccia unit (Figure 7-6) is the least abundant breccia type and appears to be restricted to the southern and central parts of the Côté deposit area; it has not been observed in the Gosselin area to date.  The unit contains millimetre to centimetre scale tonalite and rare diorite fragments in a hornblende-quartz-biotite-carbonate matrix.  This breccia post-dates the magmatic events.  Some gold mineralization does occur in amphibole bearing breccias, however, significant sulphide mineralization is rare with only minor disseminated pyrite and chalcopyrite associated with amphibole or biotite (Katz et al., 2016).  Due to the restricted nature of this breccia, it was not included in the model.

The biotite rich hydrothermal breccia (Figure 7-6) predominantly occurs in the northern and central parts of the Côté deposit, and in the eastern part of Gosselin.  The breccia is monolithic and contains millimetre to metre-sized tonalite fragments.  With limited drilling thus far, the hydrothermal breccia in the Gosselin area appears to be less well developed than at Côté, and is manifested as an in situ, 'crackle-style' breccia, featuring a high fracture density.  The fractures commonly contain sulphides (pyrite ± chalcopyrite ± pyrrhotite).  The hydrothermal breccia at Gosselin is predominantly fragment supported, containing up to 95% tightly packed fragments.  In field samples, the matrix comprises biotite ± chlorite ± magnetite ± sulphides, although mineralogical studies have not yet been undertaken on the Gosselin hydrothermal breccia.

The breccia matrix varies and consists of:

• Fine grained biotite-quartz ± epidote ± carbonate ± pyrite ± chalcopyrite ± magnetite ± allanite ± titanite ± fluorite.

• Fine- to coarse grained biotite-magnetite-quartz-carbonate-chalcopyrite-pyrite ± allanite ± bastnäsite ± apatite ± titanite with up to 50% magnetite.

• Biotite-carbonate-quartz-pyrite ± magnetite ± apatite ± chalcopyrite ± pyrrhotite with coarse biotite set in finer grained quartz, carbonate, and biotite groundmass (Katz et al., 2016) .

This breccia type is characterized by an increase in the amount of disseminated sulphides (up to 15% pyrite and chalcopyrite) compared to the magmatic or amphibole rich hydrothermal breccias.

The relative timing relationships suggest that hydrothermal brecciation post-dates the magmatic brecciation.  At the Côté deposit, the magmatic breccia dominates in the southern part of the deposit, whereas the biotite rich hydrothermal breccia dominates in the northern part (Figure 7-6).  At Gosselin, the magmatic breccia and the hydrothermal breccia occur in close proximity (Figure 7-6).

7.2.3.1.1.6 Tonalite II

Tonalite II has only recently been recognized in the mining leases area.  Its occurrence is largely spatially restricted around, and extending northward from, the island in Three Duck Lake amidst the breccia bodies of Gosselin.  Tonalite II is aphanitic to fine grained, equigranular, massive, and light beige in colour.

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7.2.3.1.1.7 Tonalite II Breccia

Tonalite II breccia is also restricted to Gosselin and may be either monolithic or heterolithic.  Fragments are angular to rounded, range in composition from tonalite, to diorite, to quartz diorite, and range in size from the millimetre to decimetre scale, although generally being on the centimetre scale.  The matrix is tonalite II, as described previously.  Tonalite II breccia is invariably matrix supported, with matrix proportions ranging from 10% to 85%.  Contacts between matrix and fragments may be sharp, or extremely diffuse.

Source: IAMGOLD, 2018.

Figure 7-7: Compositional Zonation of the Diorite and Hydrothermal Breccia Body

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7.2.3.1.2 Minor Lithologies

7.2.3.1.2.1 Later Phases

A few identifiable phases have been observed in the Côté deposit that post-date the host rocks of the CIC.

7.2.3.1.2.2 Quartz-Feldspar Porphyry

This unit includes several types of plagioclase ± quartz porphyritic, grey to black, felsic to intermediate dykes.

7.2.3.1.2.3 Diorite and Gabbro Dykes

Occasionally melanocratic dioritic and gabbro dykes occur along with other more typical dioritic textures.  These dykes have been demonstrated to be geochemically distinct from the dioritic phases of the CIC (Katz, 2016).  They often display small or absent chill margins, differentiating them from most dykes.

7.2.3.1.2.4 Mafic Dykes

Mafic dykes are fine to medium grained, grey to green and generally less than 10 m in apparent thickness.  They are typically massive, but foliated varieties also occur.

7.2.3.1.2.5 Lamprophyre

Fine to medium grained, porphyritic dark green to black intrusive dykes.  They are generally weakly to moderately foliated and occasionally display internal folding and crenulation.

7.2.3.1.2.6 Diabase

This dark grey to black mafic intrusive suite is part of the 2,452 Ma Matachewan Dyke Swarm.  The dykes strike north-northwest and are sub-vertical to steeply dipping northeast.  They crosscut all rocks within both the Côté and Gosselin deposits.  These dykes are distinctive on aeromagnetic survey maps.  At the Côté deposit, Matachewan diabase dykes are offset by the late west-striking main fault.

7.2.3.2 Fault Zone

The main east-west trending fault offsets the Côté deposit.  The fault can be traced to the southeast but does not intersect or influence the Gosselin deposit.  The fault has been interpreted to offset the Côté deposit in a normal (north-side down) dextral offset.  The fault zone is varied and consists of the following units:

• From surface to 100 m depth a fault gouge comprises most of the fault zone.  This zone is characterized by strong argillic alteration.

• At depth, the fault zone width is reduced (10 m to 30 m true width) and is often composed of a heterolithic quartz carbonate breccia.  The unit is composed of angular to rounded tonalite, diorite, quartz diorite, quartz, carbonate, and mafic fragments set in a veined to flooded matrix of quartz-carbonate-chlorite material.  It may also occur as zones of quartz-carbonate flooding without any brecciation.

7.2.3.3 Post-Emplacement Veining and Alteration

Several types of magmatic-hydrothermal alteration are spatially associated with mineralization at the Côté and Gosselin deposits.  Most of the detailed work to date has been completed on the Côté deposit.  Currently, no paragenesis work related to the alteration or veins has been completed at Gosselin.  Both deposits, however, share similarities in their alteration assemblages and these are discussed below.

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For the Côté deposit a paragenetic sequence has been determined.  The dominant minerals associated with the Côté deposit alterations are amphibole, biotite, sericite, silica-sodic, epidote, and chlorite (after biotite).  Less common alterations such as hematite, leucoxene, fuchsite, and clay were also observed.

The study and description of alteration types is complicated by syn-tectonic alteration associated with regional D2 deformation zones, including chlorite, sericite, silica, iron, and calcium carbonate, sulphidation, and tourmaline alteration (Heather, 2001).  At the deposit scale, syn-tectonic silica and sericite alteration are associated with D2 deformation zones.  Several discrete syn-tectonic shear zones, typically less than three metres wide, cut through the Côté deposit.  Within the shear zones, there is the development of locally strong, pervasive sericite and silica alteration which overprints earlier syn-intrusion amphibole, biotite, sericite, silica-sodic and epidote alteration.  Typically, these shear zones do not contain mineralization, however, they can be mineralized when cutting through previously mineralized zones, such as a breccia unit or sheeted veins (Katz et al., 2015).

7.2.3.3.1 Major Alteration

7.2.3.3.1.1 Amphibole

Amphibole alteration is rare in the Côté and Gosselin deposits and occurs as a variety of amphibole rich veins and breccias.  This assemblage consists of hornblende ± apatite ± titanite ± magnetite ± quartz ± albite ± biotite ± pyrite ± chalcopyrite.  These amphibole rich veins crosscut the tonalite, diorite, and the magmatic breccia and therefore post-date magmatic events.  The veins occur predominantly in the southern portion of the Côté deposit, and more rarely at Gosselin, and represent the earliest hydrothermal alteration type associated with gold mineralization (Katz et al., 2015).

7.2.3.3.1.2 Biotite

Biotite alteration is ubiquitous and affects all intrusive phases.  The biotite assemblage consists of biotite ± quartz ± magnetite ± epidote ± allanite ± carbonate ± pyrite ± chalcopyrite ± pyrrhotite ± titanite ± apatite ± bastnäsite ± fluorite.  This assemblage occurs as disseminations in tonalite and diorite, in stockwork zones and in sheeted veins.  Biotite occurs as disseminated anhedral to subhedral, fine grained (<1% to >50%) disseminations that partly replace primary plagioclase and amphibole, as well as amphibole in veins and breccias (Katz et al., 2015; Katz, 2016).

Sheeted veins consist of east-west trending, planar, subparallel, moderately to steeply dipping, closely (centimetres to tens of centimetres apart) to widely (several metres apart) spaced veins that occur throughout both the Côté and Gosselin deposits.  They are also found outside Côté and Gosselin, within the CIC.  These veins contain quartz-biotite-pyrite ± chalcopyrite ± pyrrhotite ± carbonate ± titanite ± allanite, and are therefore inferred to be early, having formed during biotite alteration, but are typically overprinted by sericite alteration and deformation resulting in distinct sericite alteration haloes with or without shearing.  The various types of biotite alteration are partially to wholly altered by chlorite (Katz et al., 2015).

7.2.3.3.1.3 Sericite

The sericite bearing alteration assemblage consists of sericite-quartz ± carbonate ± pyrite ± chalcopyrite ± chlorite ± rutile and occurs throughout both the Côté and Gosselin deposits.  Sericite is light grey to dark grey and rarely green-grey with fine grained, elongated to stubby grains that replace primary plagioclase.  Sericite alteration may occur as veins, disseminations, and pervasive types.  Sericite often forms alteration halos surrounding stockworks and sheeted veins, both of which contain an earlier biotite alteration assemblage.  Although the extent of sericite alteration has not been fully determined for either deposit, at Côté, it is strongest within the centre and its intensity decreases with distance from the core of mineralization (Katz et al., 2015).  Within the Côté deposit area, the sericite alteration occurs as haloes marginal to veins with halo size varying from metre to decimetre scale (Figure 7-8).  Preliminary results of a sericite alteration study at Gosselin indicate that within tonalite, there is a strong positive correlation between sericite alteration intensity and gold mineralization, however, sericite alteration locally overprints hydrothermal breccia.

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7.2.3.3.1.4 Silica-Sodic Alteration

Silica-sodic alteration is a texturally destructive alteration that occurs as vein controlled alteration, as well as a pervasive type, that overprints earlier biotite and sericite alteration.  The alteration envelope can be up to 900 m wide, moderately to steeply dipping to the north or northwest, and is most intensely developed towards the centre of the Côté deposit.  Silica-sodic alteration on the outcrop scale is presented on the Skidder Outcrop (Figure 7-8).  This alteration overprints the host rocks of the CIC, as well as the biotite and sericite alteration.  In drill core, this alteration is characterized by bleaching, destruction of primary textures, including grain boundaries, and replacement of mafic minerals.  In thin section, this alteration is characterized by replacement of plagioclase by albite, grain size reduction, and sutured grain boundaries due to dissolution of plagioclase and quartz.  At the Côté deposit, mineralization can be spatially associated with this alteration, however, no consistent correlation has been observed (Katz et al., 2015).  Silica-sodic alteration mainly occurs in the tonalite and hydrothermal breccia in the Gosselin area, but with limited drilling, its extent and associations are not currently well understood.

7.2.3.3.1.5 Chlorite

Chlorite is ubiquitous and occurs as disseminated, replacement, and vein-controlled alteration.  Petrographic observations of samples from the Côté deposit indicate chlorite partially to wholly replacing plagioclase, amphibole, and secondary biotite.  Chlorite alteration has been observed at Gosselin, however it is not very widespread and mostly contained to the matrix of the hydrothermal breccia and vein margins within the tonalite.  Little is known at this time on its relationship (if any) to gold mineralization.

As a result of replacing biotite, titanium bearing phases, such as rutile, form in association with chlorite.  The timing of chlorite alteration is not fully constrained and therefore its importance in terms of deposit formation is unclear.  Gold mineralization within the Côté deposit is spatially associated with hydrothermal chlorite alteration, but its genetic association is not fully understood as it pseudomorphs earlier, higher temperature hydrothermal biotite (Katz, 2015).

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Skidder Outcrop
429962
429982
430002
430022
5266704
5266664
N
Legend
Sericite alteration scale
Weak
Moderate-strong
Intense
Quartz-plagioclase miarole
Quartz sulphide miarole
Quartz vein
Quartz breccia
Quartz-chlorite vein
Quartz-tourmaline vein
Fractures
Alteration fractures
Strike and dip
Alteration contact
Sample location
Gold Grades
<0.3 g/t
0.3 g/t - <1 g/t
1 g/t - <5 g/t
5 g/t or >
Meters
0 5 10 20
SK-02
SK-03
SK-04
SK-05
SK-06
SK-07
SK-08
SK-10
SK-11
SK-12
SK-13
SK-14
SK-15
SK-16
SK-17
SK-18
SK-19
SK-20
SK-21
SK-22
SK-23
Mapped by: Laura Katz, Joycelyn Smith
Drafted by: Laura Katz

Source: IAMGOLD, 2018.

Figure 7-8: Sericite Alteration - Skidder Outcrop (Côté Deposit)

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Skidder Outcrop
429962
429982
430002
430022
5266704
5266664
N
Legend
Silica-sodic alteration scale
Weak
Moderate to strong
Intense
Quartz-plagioclase miarole
Quartz sulphide miarole
Quartz vein
Quartz breccia
Quartz-chlorite vein
Quartz-tourmaline vein
Fractures
Alteration fractures
Strike and dip
Alteration contact
Sample location
Gold Grades
<0.3 g/t
0.3 g/t - <1 g/t
1 g/t - <5 g/t
5 g/t or >
SK-02
SK-03
SK-04
SK-05
SK-06
SK-07
SK-10
SK-11
SK-12
SK-13
SK-14
SK-15
SK-16
SK-17
SK-18
SK-19
SK-20
SK-21
SK-22
Meters
0 5 10 20
Mapped by: Laura Katz, Joycelyn Smith
Drafted by: Laura Katz

Source: IAMGOLD, 2018.

Figure 7-9: Silica-Sodic Alteration - Skidder Outcrop (Côté Deposit)

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7.2.3.3.2 Minor Alteration

7.2.3.3.2.1 Hematite

Hematite alteration is minor, and currently thought to be associated with the mafic dykes that crosscut the Côté deposit.  Specifically, at Gosselin, hematite alteration appears to be largely restricted to tonalite in the western part of the deposit, hosting Matachewan diabase dykes.  Fuchsite and leucoxene are secondary alterations observed in association with areas of strong silica-sodic alteration.  Argillic alteration, which is not considered as a true alteration, is restricted to areas chiefly proximal to the main fault in the Côté deposit area.

7.2.3.3.2.2 Epidote

The epidote bearing alteration, consisting of an epidote ± quartz ± carbonate ± chlorite assemblage, occurs as both disseminated and vein-controlled alteration.  Epidote occurs as fine-grained anhedral disseminations in the groundmass replacing primary plagioclase and amphibole.  An area of vein-controlled epidote alteration is restricted to an approximately 300 m wide by 400 m long zone in the northernmost part of the Côté deposit.  Within the Gosselin deposit, epidote alteration is rarely observed.  Within both the Côté and Gosselin deposits, epidote alteration is infrequently associated with gold mineralization.  Not to be confused with this alteration, is the presence of weakly developed, patchy disseminated epidote alteration that occurs throughout both the Côté and Gosselin deposit areas and is interpreted to be a result of later, greenschist facies metamorphism.

7.2.4 Mineralogy and Mineralization

Two different types of gold mineralization are recognized on IAMGOLD's Chester Township properties.  The historically important mineralization can be termed quartz vein and fracture associated (Type 1), while the Côté deposit is interpreted by Kontak et al. (2012) and Katz (2016) as an Archean intrusion related gold (±copper) deposit (Type 2).

7.2.4.1.1 Property Mineralization (Type 1)

The Type 1 quartz vein and fracture mineralization occurs in the Chester 1, 2, and 3 areas on the Chester property and elsewhere in the Project area at the Shaft Zone on the Falcon Gold Option property.

7.2.4.1.2 Côté and Gosselin Deposits Mineralization (Type 2)

The Côté and Gosselin deposit type gold mineralization consists of low to moderate grade gold (±copper) mineralization associated with brecciated and altered tonalite and diorite rocks.

Several styles of gold mineralization are recognized within the deposits, and include disseminated, breccia hosted and vein type, all of which are co-spatial with biotite (± chlorite), sericite and for the Côté deposit silica-sodic alteration.

Disseminated mineralization in the hydrothermal matrix of the breccia is the most important style of gold (±copper) mineralization.  This style consists of disseminated pyrite, chalcopyrite, pyrrhotite, magnetite, gold (often in native form), and molybdenite in the matrix of the breccia and is associated with primary hydrothermal biotite and chlorite after biotite.  In contrast, disseminated biotite and chlorite (after biotite) alteration are not typically associated with gold mineralization.  When present, however, disseminated gold and chalcopyrite are intergrown with biotite-chlorite in the Côté deposit (Katz et al., 2015).  Disseminated mineralization is typically associated with sericite alteration within the Gosselin deposit or silica-sodic alteration within the Côté deposit.

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The nature of the veins and fractures vary from stockworks to closely spaced, planar, subparallel sheeted vein sets.  Stockwork mineralization cuts through all major rock types but is most prominent in the more brittle tonalitic phases compared to the dioritic phases and formed during the biotite alteration event (Katz et al., 2015; Katz, 2016).  The mineralized sheeted veins and stockwork zones cut the hydrothermal breccia and therefore post-date the breccia-controlled mineralization.  Miarolitic-like cavities, which are common within the Côté deposit but not observed within the Gosselin deposit, consist of millimetre to centimetre size openings lined with feldspar, carbonate, and sulphide, and can also contain gold.  Importantly, the gold bearing sheeted veins have been observed to be syn-intrusion in timing based on a structural study in the Côté deposit area (Smith, 2016).  In addition, Re-Os molybdenite dating of one of these gold bearing veins returned an age of 2,746.8 ± 11.4 Ma, which overlaps with the age of the intrusive events.

Visible gold (VG) is observed in several settings within the Côté and Gosselin deposits:

• Quartz ± carbonate ± biotite-chlorite veins:  gold is observed to be hosted within the vein quartz and also along fractures cutting the vein.  Sulphides include pyrite, chalcopyrite, and pyrrhotite

• Sheeted syn-intrusion-related veins:  a set of subparallel, sheeted, millimetre to decimetre scale quartz ± carbonate ± chlorite veins with 0.5% to >50% pyrite ± chalcopyrite ± pyrrhotite that commonly contain millimetre to centimetre scale barren sericite alteration haloes.  Gold is also observed marginal to these veins within sericite ± silica-sodic ± biotite-chlorite alteration halos.  These veins have been interpreted to be syn-intrusion in timing (Smith, 2016) and are also found outside the Côté deposit within the CIC (e.g., Chester 1).

• Magmatic-hydrothermal breccia:  gold is more commonly observed in larger, well developed breccia units but is also present in small, less than one metre units.  At hand sample scale, gold appears to have some correlation with biotite-chlorite, sulphides, and magnetite.

• Miaroles (Côté deposit only):  gold is observed hosted within miarole quartz, in fractures cutting primary miarole minerals, and within the host rock, proximal to the host/miarole interface commonly within a moderate to intense silica and/or sericite alteration halo.

• Alteration related/disseminated:  gold is also observed in moderate to intense hydrothermally altered tonalite and diorite.  Typically, this mineralization occurs in silica-sodic (Côté deposit) and/or sericite alteration of the host (both Côté and Gosselin deposits), but it may also be associated with biotite/chlorite.

The hydrothermal breccia and associated hydrothermal alteration zones are the material component of the mineralization providing the mineable widths and grades to the deposits.  Areas outside of its significant development are likely not a significant contribution to economically important mineralization.  The various gold bearing quartz vein systems, also observed immediately adjacent to the proposed open pit, serve to upgrade the hydrothermal envelope where they are present.  The amount of gold contributed by these quartz vein systems to the deposits is difficult to determine but is thought to be of some significance to overall metal content.

No mineralogical or paragenetic studies have yet been undertaken on the Gosselin deposit.  Nonetheless, gold mineralization has been observed in the same settings as those noted above, namely, both vein hosted and disseminated in tonalite, diorite, magmatic breccias, and hydrothermal breccia, most commonly in association with sericite and silica-sodic alteration.

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7.3 Other Gold Mineralization Styles

Gold mineralization occurs in two other settings of significance on the IAMGOLD South Swayze property:

• Orogenic (structurally hosted vein occurrences)

• Syenite intrusion-related gold zones.

7.3.1 Orogenic (Vein Hosted) Gold

Orogenic gold zones are the most abundant and take several forms, such as the quartz-carbonate-sulphide vein hosted gold zones at Chester (#1 Vein, refer to Figure 7-4).  Another example is the presence of narrow quartz-sulphide vein networks with subparallel veins containing sericite alteration haloes hosted in altered tonalite (Young-Shannon B and C Zones).  Quartz-sulphide vein zones have been discovered throughout the Property by historical exploration work and by recent IAMGOLD exploration (refer to Figure 7-4).  Zones often display distinct orientations along zones of weakness but are often difficult to trace over more significant strike lengths.  Structural features such as the RDZ which strikes through the South Swayze greenstone belt (possible extension to the Larder Lake-Cadillac Deformation zone) could have provided ground preparation and fluid corridors which could have helped channel mineralizing fluids and act as depositional sites for gold bearing solutions.

Several examples of this vein style of gold mineralization include the following:

• Veins #1 to 8 known collectively as the Chester veins, located 2.5 km east of the Côté deposit (Gomak Mines 1932 to 1938)

• B and C Zone Veins adjacent to, and extending for up to 800 m to the east northeast of the Côté deposit (Young-Shannon Mines)

• Clam Lake gold zones including the HAVA deformation zone (HDZ), the pyrite-sphalerite zone, and the quartz vein zone (IAMGOLD discoveries in 2013 to 2014).

Veins in the Chester area occupy zones of structural weakness generally oriented east-west and are steeply dipping.  Despite the long strike length of the vein systems (Chester #3 vein was traced over 1.77 km), the pinch and swell character of the veins make these deposits generally small and discontinuous.  Quartz-sulphide and quartz-carbonate-sulphide veins appear to contain higher gold concentrations when located immediately adjacent to the Côté deposit and in a temporal sense may be part of the broader structural/alteration footprint of the Côté breccia zones.

An interesting variant of the quartz-carbonate-sulphide veins occurs immediately west of Clam Lake (HDZ).  Here, structural weakness in the form of a strong deformation zone along the contact of diorite/quartz diorite and tonalite breccia hosts gold bearing quartz-sulphide veins.  The HDZ has been traced for 300 m in strike length.

7.3.2 Syenite Intrusion-Related Gold Zones

Syenite intrusion related gold zones occur in the South Swayze property in lesser abundance than orogenic vein deposits and represent good targets for gold exploration.  Host rocks are typically syenite with strong potassic and hematitic alteration, and gold is contained in stockwork quartz and iron-carbonate vein systems.  Veins are often concentrated on the outer margins of the porphyry bodies where they intrude Timiskaming conglomerates, and often the veins extend into the adjacent sediments.  These veins typically contain unique mineral assemblages which may include arsenian pyrite, tetrahedrite, and electrum.  This style of gold mineralization represents an appealing target as syenite intrusion hosted stockwork veins are often amenable for bulk mining techniques, such as at the Young-Davidson mine owned by Alamos Gold Inc. near Matachewan Ontario, approximately 200 km east of the Côte deposit.

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The Jerome deposit located approximately 38 km northwest of the Côté deposit (refer to Figure 7-3) is a syenite intrusion related gold zone where the gold mineralization is spatially associated with a quartz and iron-carbonate stockwork within and adjacent to a syenite porphyry.  A zone of breccia is developed along the porphyry-sediment contact with mineralization consisting of native gold, chalcopyrite, tetrahedrite, galena, sphalerite, and molybdenite hosted by blue quartz.

The Huffman or Namex zone on the Huffman Option Property, located approximately 10 km to the south southeast of the Jerome deposit (refer to Figure 7-3), is another example of a syenite intrusion hosted gold zone.  Veins here are localized along the shear zone contact between porphyry and mafic volcanic/sedimentary rocks, and gold is contained within tetrahedrite and tellurides in narrow quartz veins.  An envelope of lower grade gold appears associated with disseminated pyrite within the porphyry as well.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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8.0 DEPOSIT TYPES

8.1 Côté Deposit

The Côté deposit is a new Archean low grade, high tonnage gold (± copper) discovery.  It is described as a synvolcanic intrusion related and stockwork disseminated gold deposit (Kontak et al., 2012, Katz et al., 2015, Dubé et al., 2015, Katz, 2016).  Deposits of this type are commonly spatially associated with and/or hosted in intrusive rocks.  They include porphyry copper-gold, syenite associated disseminated gold and reduced gold-bismuth-tellurium-tungsten intrusion related deposits, as well as stockwork disseminated gold.

Certain features of the Côté deposit resemble those characteristic of gold rich porphyry deposits (as described by Sillitoe, 2000).  These include:

• Emplacement at shallow (one to two kilometre) crustal levels, frequently associated with coeval volcanic rocks.

• Localized by major fault zones, although many deposits show only relatively minor structures in their immediate vicinities.

• Hydrothermal breccias are commonly associated with the deposits and consist of early orthomagmatic as well as later phreatic and phreatomagmatic breccias.

• Gold is fine grained, commonly <20 µm, generally <100 µm, and is closely associated with iron and copper-iron sulphides (pyrite, bornite, chalcopyrite).

8.2 Gosselin Deposit

The Gosselin deposit, similar to the Côté deposit, is also hosted in the synvolcanic CIC and most of its mineralization lies within hydrothermal breccia, diorite breccia, and tonalite units.  Both the Gosselin deposit and the Côté deposit are classified as intrusion related disseminated gold deposits.  Preliminary investigations completed on host breccias of the Côté deposit and the Gosselin deposit reveal that the Gosselin breccias resulted from fracturing and infiltration of fluids via fractures and veins.  It is postulated that the combination of fracturing and fluid infiltration resulted in intense alteration through extensive fluid wall rock interaction, resulting in the formation of the breccia type appearance (J. Dyer 2020 - B. Sc. Thesis).  Observations from the Gosselin deposit drill core reveal a spatial distribution of gold grades with increasing sericite alteration and associated with narrow quartz-carbonate-biotite-chlorite-pyrrhotite ± pyrite±chalcopyrite veins.  Further work is planned to assess the detailed mineralogy and petrogenesis of the Gosselin deposit.

8.3 Other Models

Two other gold deposit models are applicable in the Project area:

• Orogenic shear-zone hosted.

• Syenite intrusion related.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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8.3.1 Orogenic Shear-Zone Hosted

The discussion below is sourced from Moritz (2000), Goldfarb et al., (2005), and Groves et al., (1998; 2003).  Orogenic deposits have many synonyms, including mesozonal and hypozonal deposits, lode gold, shear zone related quartz-carbonate deposits, or gold only deposits.

These deposits occur in metamorphic terranes of various ages.  The host geological environments include volcano-plutonic and clastic sedimentary terranes that have been metamorphosed to greenschist facies conditions, and locally may reach amphibolite or even granulite facies conditions.  Gold deposits can be hosted by any rock type.  There is a consistent spatial and temporal association with granitoids of a variety of compositions.

Gold deposition typically occurs adjacent to first order, deep crustal fault zones.  These first order faults, which can be hundreds of kilometers long and kilometers wide, exhibit complex structural histories.  Economic mineralization typically formed as vein fill of second and third order shears and faults, particularly at jogs or changes in strike along the crustal fault zones.  Mineralization styles vary from stockworks and breccias in shallow, brittle regimes, through laminated crack seal veins and sigmoidal vein arrays in brittle-ductile crustal regions, to replacement and disseminated type orebodies in deeper, ductile environments.

8.3.2 Syenite-Intrusion Related

The discussion below is sourced from Robert (2001), and Hart and Goldfarb (2005).

These deposits are spatially associated with quartz-monzonite to syenite stocks and dikes and are located along major fault zones.  Disseminated gold orebodies can occur within composite syenitic stocks or along their margins, along satellite dikes and sills, and along faults and lithologic contacts away from intrusions.  Mineralized zones in these different positions are interpreted to represent proximal to distal components of large magmatic hydrothermal systems centred on, and possibly genetically related to, composite syenitic stocks.

Mineralized zones consist of disseminated sulfide replacement zones with variably developed stockworks of quartz-carbonate-K-feldspar veinlets, within zones of carbonate, albite, K-feldspar, and sericite alteration.

In known Canadian examples, the syenitic intrusions are broadly contemporaneous with deposition of Timiskaming sedimentary rocks and are often identified in association with preserved slivers of alluvial-fluvial sediments.  Syenite intrusion related gold zones developed either contemporaneous with or after emplacement of syenite intrusions and may be hosted within shear zones developed in the syenite, along the contacts between syentite and Timiskaming sediments, or within Timiskaming sediment/volcanic host rocks.

8.4 Comments on Section 8

8.4.1 Côté Deposit

Katz (2016) completed a study of the Côté deposit as a part of a Ph.D. thesis, and made a number of observations and conclusions as summarized below:

• The Côté deposit is located in the southern limb of the Swayze greenstone belt, which lies in part of the gold rich Abitibi Subprovince.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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• The zones of gold mineralization are centred on multi-phase magmatic and hydrothermal breccias, including a mineralized Au-Cu±Mo±Ag hydrothermal breccia that intrudes tonalitic and dioritic phases of the CIC (Katz et al., 2015).

• U-Pb zircon and titanite and Re-Os molybdenite dating highlights the co-temporal link between magmatism and hydrothermal events (Katz, 2016).  The hydrothermal breccia is itself overprinted by several types of hydrothermal alteration associated with mineralization.  The age of this syn-volcanic-hydrothermal system is ca. 2,740 Ma (Katz, 2016).

• Age dating of a number of samples by Katz indicate that the gold mineralization is of hypogene origin and provides additional evidence that the Côté deposit is syn-magmatic and supports a porphyry style model.  Furthermore, the Côté deposit now represents the oldest documented gold mineralization within the Abitibi Subprovince (Kontak et al., 2012).

The deposit model for the formation of the Côté deposit proposed by Katz (2016) is included as Figure 8-1.  Evidence to date suggests that the Gosselin deposit is of similar origin.

8.4.2 Other Models

Orogenic-style gold zones have been identified in the form of quartz-sulphide vein systems (e.g., Chester veins).  These veins formed during compressional to transpressional deformation processes and form narrow veins (generally less than two metres wide) with strike lengths varying from less than 500 m to 1,500 m.

Syenite intrusion related gold zones are evident locally within the South Swayze project area with the most notable one being the Jerome deposit.  At Jerome, quartz-carbonate veins host gold mineralization with altered syenite, along the sheared contacts between syenite and Timiskaming sediments, and along the contacts between syenite and Timiskaming sediments.

The QP considers that exploration programs that use these two deposit models, in addition to the synvolcanic-intrusion related gold model, are appropriate for the Project.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Source: Katz, 2016.

Figure 8-1: Côté Deposit Model

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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9.0 EXPLORATION

9.1 Overview

The Project area is divided into three sectors for exploration purposes:

• South Swayze West (western area)

• Chester (central area)

• South Swayze East (eastern area)

Exploration activity within these areas is summarized in the following tables and figures:

• South Swayze West (western area)

  Table 9-1:  South Swayze West Exploration Activities

  Figure 9-1:  South Swayze West Properties

• Chester (central area)

  Table 9-2:  Chester Exploration Activities

  Figure 9-2:  Chester Area Gold Zones

  Figure 9-3:  Clam Lake Geology and Gold Zones

  Figure 9-4:  Chester Exploration Areas 2019 to 2021 Properties

• South Swayze East (eastern area).

  Table 9-3:  South Swayze East Exploration Activities

  Figure 9-5:  South Swayze East Property Locations

9.2 Grids and Surveys

Exploration grids across the South Swayze properties have been established in a number of orientations and generally oriented with lines trending 340° to 360° to be perpendicular to lithological contacts and structures.  Grid line spacing are typically 50 m to 100 m for detailed grids and 200 m to 400 m for reconnaissance grids.

9.3 Geological Mapping

Geological mapping over the Côté deposit key outcrop exposures has been on going over several field seasons.  In the fall of 2013, a mapping program over the entire area within the proposed pit shell commenced.  This mapping program assisted in validating the geological interpretations of the 3D deposit model.

Reconnaissance mapping has been conducted for exploration purposes as outlined in Table 9-1, Table 9-2 , and Table 9-3.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Table 9-1: South Swayze West Exploration Activities

IAMGOLD Corporation - Côté Gold Project

Year	Area	Activity	Comment
2013	TAAC West	Data reviews and compilation.	Data was compiled into ArcGIS and Geovia GEMS databases for four primary project areas including the Main North Shore, North Shore, Huffman, and Schist Lake areas.
	Huffman Lake Option	Data reviews, geological mapping, and sampling program.

Compilation of all historical work done on the area was carried out with all available information from TAAC and MNDM, compiled and organized into Geovia GEMS and Arc GIS projects.  Geological mapping focused on a combination of prospective magnetic breaks, east-west trending quartz feldspar porphyry intrusions, and mobile metal ion (MMI) soil anomalies identified by the TAAC 2011 MMI survey.

2014	TAAC West	Initial prospecting and geological mapping.
	Huffman Lake Option	Geological mapping and modelling.

Small, detailed mapping program over the Huffman Lake Zone to verify historical gold values, check historical drilling collar locations, and gain a better understanding on the controls of gold mineralization.  Modelling in Geovia GEMS and a review of the model with grade and thickness criteria revealed a very low grade zone that would require a significant upgrade to make it a viable economic zone.

	Schist Lake	Initial prospecting and geological mapping.

Channel and grab samples revealed significant anomalous gold in proximity to known shear zones, and the stratigraphic sequence and position of major shear structures were determined.  Other work included orientation soil and humus sampling.

2015	TAAC West	B horizon soil sampling, geological mapping, prospecting, and sampling, core drilling.	Nortsh Shore area subject to geological mapping, prospecting, mechanized stripping, channel sampling, orientation soil and humus sampling, and core drilling (14 holes, 4,300 m).
	Schist Lake	Outcrop stripping, channel sampling, geological mapping, reconnaissance geophysical surveys, and core drilling.

Mechanized stripping and channel sampling were completed to expose the main shear zones and subsequent sampling and mapping validated the stratabound nature of the shear zones.  Semi-continuous pyrite and arsenopyrite mineralization was noted and often accompanied by moderate to strong alteration of host volcanic and Temiskaming conglomerate units.  Reconnaissance VLF sampling was also completed as an orientation survey across the shear zone and on reconnaissance lines to the east and west.  A three hole, 657 m drill program tested the main target shear zone as well as a secondary shear zone located immediately to the south.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Year	Area	Activity	Comment
2016	Watershed	Data review, geophysical survey, and core drilling.

Review of previous geological mapping and mechanized stripping in the Watershed East portion of the Watershed property led to reconnaissance IP surveying, geological mapping and four core holes (1,109 m) testing three altered, gold bearing structures including the North Shear, South Shear, and Hydro Zone.

	TAAC West	Geological mapping, mechanized stripping, IP survey, and core drilling.

Work focussed on geological and geophysical investigations to the northwest of Jerome where favorable structures along porphyry/Timiskaming Sediment contacts were identified.  The work culminated in a drilling of nine core holes (2,806 m) on three target areas located in the corridor between Cipway and Occurrence 22.

2017	TAAC West	Geological mapping, Airborne EM / Mag., prospecting, soil sampling, petrographic study, and core drilling.

Geological mapping focussed on key mineralized trends identified in the 2016 program and also follow-up of the airborne surveying.  Petrography / geochemical characterization of porphyry's with anomalous gold mineralization was completed.  The program included two DDH (669 m).

	Watershed	Prospecting, geological mapping, litho-sampling, mechanized stripping, and diamond drilling

Watershed exploration continued on gold bearing structures with geological mapping, mechanized outcrop stripping, power-washing, and channel sampling.  Geological mapping and core drilling (five holes, 2,244 m) drilled on that portion of Watershed property just west of the Côté deposit (Central Watershed).  In the northwest part of the Watershed property, drilling of one hole (388 m) was completed.

2018	Watershed (West)	Geological mapping, prospecting, manual outcrop stripping, and channel sampling.	Geological mapping and prospecting work expanded to the western part of the Watershed property where efforts were accelerated to screen targets in the planned footprint of Côté deposit infrastructure.
	Schist Lake	Prospecting, geological mapping, manual outcrop stripping, and channel sampling.

Exploration focussed on the evaluation of gold showings and structures in the area within and north of the proposed Côte deposit infrastructure.  Key work included geological mapping of showings, prospecting, and sampling of favorable areas, and some manual stripping and channel sampling of historic trenches.

2019	TAAC West	Prospecting, geological mapping, manual outcrop stripping, and channel sampling.

Work focussed on four target areas which included Cipway, Monella Point, Jerome Peninsula, and North Shore West.  The work identified favorable altered porphyries and shear zones at porphyry/sediment contacts.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Figure 9-1: South Swayze West Properties

BENTON
MALLARD
ERIC
FRATER (A.E.R.)
SOMME
N
Falcon Gold
Cipway
ESTHER
OSWAY
Monella Point
HUFFMAN
Jerome Mine
Northshore
Jess-Mac
Occurrence 22
POTIER
NEVILLE
Huffman
Gosselin Resource Pit
Côté Deposit
ARBUTUS
YEO
CHESTER
0 0.5 1 2 3
Kilometres
IAMGOLD CORPORATION
Legend
15 Diabase Dike
13 Alkalic Intrusive Suite
12 Felsic to Intermediate Intrusive Suite
11 Porphyry Suite
10 Mafic Intrusive Rocks
9 Ultramafic Intrusive Rocks
8 Timiskaming-type Clastic Metasedimentary Rocks
7 Chemical Metasedimentary Rocks
6 Clastic Metasedimentary Rocks
4 Felsic (to Intermediate) Metavolcanic Rocks/Intrusions
3 Intermediate (to Felsic) Metavolcanic Rocks/Intrusions
2 Mafic (to Intermediate) Metavolcanic Rocks/Intrusions
1 Ultramafic (to Mafic) Metavolcanic Rocks/Intrusions
Au Occurrence
TAAC West
Huffman Lake
Falcon Gold Property
Gosselin Resource Pit
Cote Pit
Mining Leases Area
Secondary roads

Figure 9-1

IAMGOLD Corporation

Côté Gold Project

Ontario, Canada

South Swayze West Properties

November 2021

Source: IAMGOLD, 2021

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Table 9-2: Chester Exploration Activities

IAMGOLD Corporation - Côté Gold Project

Year	Area	Activity	Comment
2013	Clam Lake, Leliever, West Côté	Detailed compilation, prospecting, geological mapping, core drilling, and structural modelling.

Compilation of all historical work in Geovia GEMS and Arc GIS platforms was first completed to highlight significant gold showings and to outline the most prospective targets for additional work.  Exploration work focused within the Clam Lake property, the Leliever Option, and the West Côté property.  Key targets included the previously discovered Baxter and Hopkins trends as well as several historical gold bearing zones identified by surface grab sampling.  A three hole diamond drill program totaling 892.5 m was completed in late 2013 and was successful in discovering the HDZ.  Subsequent down hole rock property surveying, geology and structural modelling were completed by DGI Geosciences to better understand the zone orientation and host stratigraphy.

	Jack Rabbit	Detailed compilation, geophysical interpretation, prospecting, and geological mapping.

Compilation of all historical work and geophysics data was completed in Geovia GEMS and Arc GIS platforms which helped define areas of interest and priority targets.  Work focused within Jack Rabbit historical Zone 1 (No. 20 Vein), Zone 2, and Zone 3 (Texas Gulf Zone) followed by the Murgold Chesbar Zone as well as multiple surrounding surface showings.  Geological mapping and prospecting were completed over approximately 75% of the Jack Rabbit property in 2013, and two drill holes (495.3 m) were completed in early December, targeting the western extension of Zone 2 and the north branch of Zone 1 (No. 20 Vein).  Narrow sulphide bearing mineralized zones comprising quartz-sulphide veins were delineated, with the most favourable results on the western extension of Zone 2.

2014	Clam Lake	Geological mapping, surface sampling, and core drilling.

Completed a 12 hole (2,841 m) drill program.  This program was successful in extending the strike length of the HDZ and also outlined two additional zones: the gold bearing Pyrite-Sphalerite Zone located to the north of the HDZ, and the upper Quartz-Sulphide Zone parallel to the HDZ.

	Jack Rabbit	Geological mapping, and reconnaissance sampling.	Continued geological mapping and sampling of prospective gold sulphide shear zones in attempts to better define the stratigraphy and structures hosting the known gold zones.
	South Côté Condemnation Area, Three Duck Lakes area	Geological mapping and sampling.	Trace gold bearing structures intersected in 2012 condemnation DDH. A two hole, 634 m program was completed in 2015 to determine if these gold bearing structures had strike continuity or depth extent.
	South Côté SGH target	Geological mapping and sampling.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Year	Area	Activity	Comment
2015	Clam Lake	Outcrop stripping, core drilling, and physical rock property analyses.

Mechanized stripping of the HDZ conducted.  A seven hole (1,659 m) drill program designed to test the HDZ for easterly and down plunge continuity and the Pyrite-Sphalerite Zone for its potential strike extent was undertaken.  Drilling was successful in discovering narrow gold rich intervals and effectively extending the HDZ further to the east by 100 m.  It also outlined narrow quartz-sulphide veins up to 10 cm wide with anomalous gold in the hanging wall.

	Jack Rabbit	Geological mapping, reconnaissance sampling, outcrop stripping, and core drilling.

Identified the South Road Quartz Zone.  The area northeast of Zone 2 was evaluated by manual stripping of historic trenches, resulting in the discovery of highly anomalous gold values within intensely altered shear zones in tonalite.  A four hole, 921 m core program evaluated the eastern strike extent and depth potential of Zone 2 and the South Road Quartz Vein in proximity to an IP chargeability anomaly.

	South Côté South Côté Condemnation Area, Three Duck Lakes area	Geological mapping, reconnaissance sampling, and core drilling.

Exploration along the east shore of Three Duck Lakes helped to define the location and nature of four historic gold bearing veins (Veins 1, 2, 2', and 8) with surface sampling yielding anomalous gold values in grab samples.  Mapping served to identify a zone of strongly silicified and albitized tonalite (South Côté Alteration Zone) approximately two kilometres to the southeast.  Three core holes, (1,024 m) drilled, with the Three Duck Lakes vein systems tested for possible northwest strike extensions in an area of favorable IP chargeability.  In addition, the South Côté Alteration Zone was tested with a single drill hole.

	South Côté SGH target	Geological mapping, sampling, and core drilling.

Grab samples in proximity to the anomalies returned anomalous gold values from silicified tonalite containing quartz vein networks and fracture-fill quartz veins.  The proximity of SGH geochemistry anomalies to the main Côté deposit and the presence of elevated gold in B horizon soils warranted additional follow-up, and a two hole, 600 m core drill program was initiated to test each of these anomalies.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	9-6

Year	Area	Activity	Comment
2016	Clam Lake	Geological mapping, minor in-fill IP surveying (on grid line extensions) and core drilling.	Completed four core holes (1,331 m) to investigate for an eastern extension of the HDZ, and to test south of the HDZ to investigate IP and magnetic responses in close proximity to the HDZ.
	Leliever	Desktop review.	Brief review of previous Augen Gold litho-sampling and core drilling.
	Jack Rabbit	Geological mapping, outcrop stripping, channel sampling, and core drilling.

Geological mapping and mechanized stripping were successful in extending the gold bearing shear zones for 170 m east of the eastern edge of Zone 2.  Diamond drilling (two DDH, 590 m) was also completed on both the JR #2 Zone and the east extension.

	South Côté Condemnation Area, Three Duck Lakes area	IP surveys.

Started to cover the East Chester grid area with the hopes of tracing favorable structures outlined in the Three Ducks Lake/South Chester areas.  The work was required to determine if these structures were associated with the gold mineralizing events of the Côté deposit.

	Gosselin (A-Zone) / B-Zone	Mechanized stripping and core drilling.	Completed three core holes (801 m) to investigate anomalous IP responses in the B Zone and completed two core holes (589 m) to follow-up mechanized stripping/channel sampling results.
2017	South Côté	Geological mapping and litho-sampling.	Geological mapping south of the Côte deposit continued from the program started in 2016.
	Gosselin (A-Zone)	Mechanized stripping and core drilling.	Following the favorable 2016 results, mechanized stripping, and diamond drilling (four core holes, 1,692 m) continued to investigate the corridor between Gosselin (A-Zone) and the B Zone.
	Odyssey Vein, Chester East Grid	Mechanized stripping and core drilling.	Prospecting, IP surveying, geological mapping, mechanized stripping, and core drilling (two holes - 487 m) was completed on the Odyssey vein.
	Jack Rabbit	Geological mapping and prospecting.	Geological mapping and prospecting work covered a small corridor north of Jack Rabbit towards Bagsverd Lake.
2018	Gosselin (A-Zone)	Geological mapping and core drilling.	Geological mapping, prospecting, and core drilling of three drill holes (1,693 m) was completed up to the end of September 2018.
	Bagsverd Lake	IP Surveying, geological mapping, and prospecting.	Exploration work focussed on the area north of the Côte deposit and included IP surveying, geological mapping, and prospecting.
2019	Gosselin	Diamond drilling, geological modelling, and structural modelling.	Definition diamond drilling (19 DDH, 6,783 m) was completed to define the shallow extents of the zone and geological / structural modelling to assist targeting. Initial development of vein model.
	Young-Shannon / Gosselin	Drill core re-logging/re-sampling.

Re-logging and re-sampling of 33 drill holes (5,453 m) and re-interpretation of Young-Shannon zone.  Gold assays from the re-sampled drill holes support the new interpretation of a low grade intrusion hosted gold model similar to Côté and Gosselin.

	Clam Lake / Watershed	Geological mapping, manual outcrop stripping, and channel sampling.

Work focussed in the area around the south portion of Clam Lake south of the Hopkins Zone and west of Clam Lake in proximity to the planned Côté deposit TMF area.  Several gold occurrences were discovered in brecciated Chester Intrusive host rocks.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Year	Area	Activity	Comment
2020	Gosselin	Diamond drilling, preliminary metallurgical sampling, vein modelling study, and geological modelling.

Gosselin and Young-Shannon zone In-fill delineation diamond drilling at 75m centres with 29 drill holes (11,840m) completed.  Ten drill core composite core samples were provided for initial metallurgical sampling.  Geology vein model study completed along with geology model update.

	Young-Shannon	Drill core re-logging/re-sampling and merging of database with Gosselin database.

Re-logging and re-sampling of 20 drill holes (3,619 m).  Work revealed anomalous gold in all the Young-Shannon lithologies and more significantly in intervals with a high density of veins.  Young-Shannon database migrated into the Gosselin database to produce one database and a combined LeapFrog model.

2021	Gosselin	Diamond drilling, geological and structural model updates, and submission of Gosselin database.

Gosselin deposit In-fill delineation diamond drilling at 70 m centres with 31 drill holes and 11,735 m completed up to the freezing of the Gosselin Database (11-Aug-2021).  Updates made to the geology model, grade shell, density dataset, and structure/alteration information in advance of handing over to SLR in mid-August.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	9-8

Figure 9-2: Chester Area Gold Zones

1:35,000
N
426000
429000
432000
435000
5268000
5265000
Little Clam Lake
Beaverbridge
JR Zone 2 (Main Kidd 2)
JR Zone 1 (Texas Gulf/Kidd #1)
JR Zone 3 (Kidd 3#)
Mustang Zone
No 16 Vein
No 11 Vein
B-Zone
C-Zone
A-Zone (Gosselin)
No 1 Vein (Gomak-set of intermittent veins)
No 2 Vein
No 8 Vein
South Shear
Landing Veins
Baxter Trend
Three Ducks Lake
Odyssey Vein
Hopkins Zone
iPod Zone
Cote Lake Fault
Chester Gold
Legend
Cote Fault
Swayze Mineralized Zones
Gosselin Resource Pit
Cote Pit
Secondary roads
Cote Gold Lease Perimeter
Legend
Chester Geology
Lithology
Diabase dike
Chemical sedimentary rocks
Clastic sedimentary rocks
Felsic volcanic
Intermediate volcanic
Mafic volcanic
Felsic to intermediate intrusive rocks
Hydrothermal breccia
Diorite breccia
Tonalite breccia
Tonalite
Diorite
Ramsey-Algoma granitoid complex
Kenogamissi granitoid complex
IAMGOLD Corporation
Côté Gold Project
Ontario, Canada
Chester Area Gold Zones
Figure 9-2
0
2,000
4,000
Metres
November 2021
Source: IAMGOLD, 2021

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	9-9

427000
427500
428000
428500
429000
429500
5269000
5268500
5268000
5267500
5267000
5266500
5266000
5265500
Watershed
Clam Lake
TAAC East
Little Clam Lake
Leliever
Baxter Trend
Landing Veins
Hava Deformation Zone
Py-Sphal
Qtz Vein Zone
Area E & F
TMF
Cote Lake Fault
Hopkins Zone
Chester 2
Chester Gold
Site Infrastructure
Chester Logging Rd.
Property Outline
Mineralized Zones
Côté Fault
Gold Showings
0
250
500
1,000
Meters

Source: IAMGOLD, 2016

Figure 9-3: Clam Lake Geology and Gold Zones

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	9-10

Figure 9-4: Chester Area Exploration in 2019 to 2021

426000
429000
432000
435000
5268000
5265000
5262000
N
YEO
CHESTER
Legend
Road_Trail_Compile_2014 selection
Chester Mine Road
Secondary roads
Highway_144
Claim Package Outline
ALL_GOS_DDH
Gosselin Resource Pit
Cote Pit
Mining Leases Area
15 Diabase Dike
13 Alkalic Intrusive Suite
12 Felsic to Intermediate Intrusive Suite
11 Porphyry Suite
10 Mafic Intrusive Rocks
9 Ultramafic Intrusive Rocks
8 Timiskaming-type Clastic Metasedimentary Rocks
7 Chemical Metasedimentary Rocks
6 Clastic Metasedimentary Rocks
4 Felsic (to Intermediate) Metavolcanic Rocks/Intrusions
3 Intermediate (to Felsic) Metavolcanic Rocks/Intrusions
2 Mafic (to Intermediate) Metavolcanic Rocks/Intrusions
1 Ultramafic (to Mafic) Metavolcanic Rocks/Intrusions
Lakes
Townships
2019-2021 Gosselin DDH
Young-Shannon DDH Core Re-Logging
2019-2020 Claim Lake Mapping
2019-2020 Watershed Mapping
0
1000
2000
Metres
Figure 9-4
IAMGOLD Corporation
Côté Gold Project
Ontario, Canada
Chester Area Exploration
in 2019 to 2021

November 2021

Source: IAMGOLD, 2021

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Table 9-3: South Swayze East Exploration Activities

IAMGOLD Corporation - Côté Gold Project

Year	Area	Activity	Comment
2013	Sheridan Option	Soil sampling, reconnaissance sampling, geological mapping, IP surveys, core drilling, and geo-referencing.	452 soil samples, 66 rock grab samples, 2.03 km2 of geological mapping, a 19.65 line-km of IP chargeability/resistivity surveying on the Sheridan Option (phase II) and 545 m of BQTK size core.
	Trelawney (North, South, and East blocks)	Georeferencing.	All claims within the TME blocks were georeferenced and the work submitted for an assessment credit.
2014	Sheridan Option	Georeferencing.	All claims within the Sheridan Option property were georeferenced and the work submitted for an assessment credit.
	Ontario 986813 Ltd. Arimathaea NE	Georeferencing.	All claims within Ontario 986813 Ltd (Arimathaea North block) were georeferenced and the work submitted for an assessment credit.
	TME East (Benneweis) and Ontario 986813 Ltd. Arimathaea East	IP surveys, geological mapping, and core drilling.	Line cutting, IP geophysical surveying, geological mapping, sampling, and diamond drilling (three DDH, 815 m) on the Arimathaea East portion.
2015	Sheridan Option	Georeferencing, IP surveys.	South Sheridan grid was extended to the west and six lines of IP surveying were completed targeting an area with several B Horizon soil anomalies.
	Trelawney South (Yeo) Block	Soil sampling.	A widely spaced reconnaissance B horizon soil survey was completed over specific structurally interpreted features (geological contacts, folds, and magnetic breaks).
	Ontario 986813 Ltd. Arimathaea NE Block		Geological mapping and IP surveying as part of the larger Errington and Errington West grids.
	TME East (Benneweis) and Ontario 986813 Ltd Arimathaea East	IP surveys, geological mapping, soil surveys, and core drilling.

Recognition of significant magnetic breaks, possibly representing second order structural splays from the RDZ along the north margin of the property.  Line cutting, IP surveying, geological mapping, prospecting, humus, and B horizon soil sampling and core drilling (four drill holes, 1,547 m) completed.  Targets included sheared geological contacts, favourable IP chargeability anomalies, magnetic breaks, and recently discovered quartz vein stockwork zones and sediment hosted sulphide zones.

	King Errington	Geophysical surveys, geological mapping, soil surveys, and core drilling.

Focused on the delineation of the King Errington main zone, which comprises a series of quartz-sulphide veins and veinlets in a highly silicified and fractured diorite.  The zone is interpreted to be a third order growth structure and splay from a large northeast/southwest structure coincident with the Errington Creek drainage.  Geological mapping, prospecting, soil sampling, reconnaissance VLF surveying, and diamond drilling (two DDH, 637 m) was completed to determine if the zone had strike or depth continuity and to examine the immediate stratigraphy for additional structurally controlled zones.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	9-12

Year	Area	Activity	Comment
2016	TME East (Benneweis) and Ontario 986813 Ltd Arimathaea East	IP surveys, geological mapping, soil surveys, and core drilling.	Geological mapping and sampling with some prospecting, humus sampling, 28.7 km of gridding and pole-dipole IP surveys, and one core hole (506 m).
2017	Watershed East	IP surveying, geological mapping, and mechanized stripping.	Targets outline by IP surveying were further investigated by mechanized stripping and geological mapping. The work culminated in a three core hole (853 m) diamond drilling program.
	Makwa	IP surveying and prospecting.	Grid cutting, IP surveying, and prospecting were completed on the Makwa Property, and reconnaissance prospecting was completed east of Makwa.
2018	Ontario 986813 Ltd. Arimathaea S Block	Geological mapping, reconnaissance, prospecting, and litho-sampling	The continuation of geological mapping to cover areas completely surrounding the Côté deposit progressed well, and areas with anomalous gold were subjected to prospecting.
	Makwa / Champagne	Geological mapping and litho-sampling.

Geological mapping and litho-sampling was completed over the 2017 IP grid area.  Reconnaissance prospecting was completed on the property adjacent to Makwa (Champagne) as part of an evaluation of the Champagne property prior to acquisition

	Powerline	Reconnaissance prospecting and road access scouting.	Early stage prospecting / litho-sampling was completed along access roads and in small areas of recent logging activity.
2019	TME East / Arimathaea East	Prospecting, geological mapping, and sampling.	Exploration work consisted of reconnaissance prospecting and mapping of new forestry roads.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	9-13

Figure 9-5: South Swayze East Property Locations

N
POTIER
NEVILLE
986813 Ont. North
986813 Ont. Northeast
ST. LOUIS
986813 Ont. East
TME East
GROVES
BRUNSWICK
YEO
CHESTER
BENNEWEIS
CHAMPAGNE
LONDONDERRY
GoldON Mollie River
986813 Ont. South
TME Makwa
HWY 560
VROOMAN
WESTBROOK
0 1 2 3 4
Kilometres
425000
430000
435000
440000
445000
450000
455000
5270000
5265000
5260000
5255000
Gosselin Pit
Cote_Pit
Côté Gold Project Mining Leases Area
Chester 1 (Murgold-Chesbar)
Chester 2 (Young Shannon)
Chester 3A (Emerald Isle)
Clam Lake
986813 Ontario Ltd
GoldON
TME
Chester 3
TAAC East
Sheridan Option
TME- Champagne
Chester 3E (Spider)
Watershed
Lelievev Patents
Townships
Legend
Gold Occurrences
15 Diabase Dike
13 Alkalic Intrusive Suite
12 Felsic to Intermediate Intrusive Suite
11 Porphyry Suite
10 Mafic Intrusive Rocks
9 Ultramafic Intrusive Rocks
8 Timiskaming-type Clastic Metasedimentary Rocks
7 Chemical Metasedimentary Rocks
6 Clastic Metasedimentary Rocks
4 Felsic (to Intermediate) Metavolcanic Rocks/Intrusions
3 Intermediate (to Felsic) Metavolcanic Rocks/Intrusions
2 Mafic (to Intermediate) Metavolcanic Rocks/Intrusions
1 Ultramafic (to Mafic) Metavolcanic Rocks/Intrusions

IAMGOLD Corporation

Côté Gold Project

Ontario, Canada

South Swayze East Property Locations

Figure 9-5

November 2021

Source: IAMGOLD, 2021

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	9-14

9.4 Geochemical Sampling

Geochemical sampling has been conducted for exploration purposes as outlined in Table 9-1, Table 9-2, and Table 9-3.

9.5 Geophysics

Ground IP, pole-dipole IP/resistivity, and VLF geophysical surveys were conducted as part of exploration activities (see Table 9-1, Table 9-2, and Table 9-3).

9.6 Petrology, Mineralogy, and Research Studies

A Ph.D. thesis was completed on the Côté deposit in 2016 (Katz, 2016), and a Master of Science thesis the same year (Smith, 2016).  Petrography and geochemical characterization of the porphyries was completed as part of exploration activities (see Table 9-1).

A research study was conducted in 2020 as part of a B.Sc. Thesis at Laurentian University (Dyer, 2020) to provide preliminary petrography for the Gosselin breccia units and to compare them with the Côté deposit breccia units.

9.7 Exploration Potential

The objective of the present exploration work is to outline new occurrences of gold mineralization and to evaluate new and existing gold showings for the possibility of economic extraction.  Targets with the highest potential to result in bulk-mineable gold will continue to be prioritized.

The discovery of the Gosselin deposit resulted from the systematic evaluation of priority gold showings.  Initial geological mapping and mechanized stripping of a high grade structurally hosted gold showing on the east shore of Three Ducks Lake eventually resulted in the delineation of irregular anomalous gold-bearing wall rock within the trenched area.

Structural measurements of the high grade veins assisted in drill targeting to test the wall rock and host veins both at depth and along strike to the northeast, eventually leading to the blind discovery of a broad zone of anomalous gold at approximately 200 m depth.  The geological modelling of the nearby Côté deposit was being completed at the same time as the Gosselin exploration, and structural information from this modelling work was instrumental in assisting with the targeting strategy at Gosselin.

Additional discovery potential exists within the CIC, and exploration work will strive to focus within a favorable structural corridor which has been outlined concurrent with the discovery of Gosselin.

9.8 Comments on Section 9

Exploration programs to date have identified the Côté and the Gosselin deposits and have evaluated several nearby gold showings for their potential to be bulk-mineable gold deposits.  Gold zones situated near the Côté and Gosselin deposits remain prospective for additional bulk-tonnage gold mineralization, and active exploration programs will continue to evaluate these targets.

Exploration programs to date have been sufficient to screen many areas for the presence of a Côté-style deposit, with grid line spacing and general traverse spacing of <200 m (some areas <100 m spacing for traverse/grid line density).  Litho-sampling and geological mapping is representative over much of the Property land holdings, with some exceptions where glacial till and lacustrine deposits form think mantels on the bedrock.  In areas of thick overburden, IP geophysical surveys and diamond drilling has helped screen these overburden covered areas.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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General results and conclusions from ongoing exploration work are summarized below by target area:

• South Swayze West:  Côté-style tonalite and diorite hosted breccia zones have not been discovered to date.  Exploration for syenite intrusion or shear zone hosted gold zones continues.  The presence of Timiskaming-style basin sediments cut by porphyry intrusions and broad structural deformation zones provide a good environment for gold bearing vein networks.

• Chester Area:  West of the Côté deposit, the discovery of gold mineralization in the HDZ (with associate breccia) reveals some similar host rocks and alteration styles to the Côté deposit.  Southwest of the Côté deposit, gold bearing breccia outcrops and sheeted sulphide veins have been mapped along the shoreline of Clam Lake in 2019 and 2020 and this area is considered highly prospective for the occurrence of gold mineralization.  Northeast of the Gosselin deposit, gold mineralization occurs in narrow shear zones hosted in diorite and tonalite in the Jack Rabbit area, which also remains prospective for economic gold accumulations.

• South Swayze East:  Gold mineralization discovered and investigated to date reveals only narrow and discontinuous shear zone hosted veins.  The lack of Côté-style mineralization makes this area less favorable for the discovery of a bulk-tonnage gold zone.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	9-16

10.0 DRILLING

10.1 Introduction

Core drilling of the Côté deposit commenced in 2009 and has included various phases of exploration, infill, metallurgical and condemnation drilling.

Exploratory diamond drilling at Gosselin was initiated in 2016 and following completion of five drill holes (2016 to 2017) resulted in a significant new discovery.  Following the initial drilling period, successive drilling campaigns from 2018 to 2021 have been completed to delineate the Gosselin Mineral Resource and to complete the required in-fill drilling to support an initial Mineral Resource estimate.

Other regional exploration drilling completed outside of the Côté and Gosselin deposits is summarized in Section 10.4.

A significant component of drill core work that greatly assisted the on-going delineation of the Gosselin deposit was the core re-logging, re-sampling, and assaying of historic Young-Shannon drill core.  The details of this program are provided in Section 10.5.

10.2 Côté Deposit Drilling

10.2.1 Drill Methods

Table 10-1 provides a list of the completed drill holes by year.  Drill hole collars are presented in Figure 10-1.

Core sizes have included the following:  HQ (63.5 mm core diameter), NQ (47.6 mm), BQ (36.4 mm), and BQTW (36 mm).

For holes drilled on land, the casing was left in place and capped.  Holes drilled on lakes were cemented and the casing pulled.

10.2.2 Logging Procedures

Geologists checked all core boxes upon arrival at the core shack and ensured that no core was missing and any reported drill hole orientation information was provided from the drilling contractor.  Technicians made meterage marks and logged rock quality designation (RQD).  All core was photographed.

Geologists completed the core log, recording details of lithology, alteration, mineralization, and structure.

For oriented core, technicians drew the bottom of hole line on the core.  A full line was drawn when orientation marks were perfectly aligned.  Alpha and beta angles were measured for all veins and contacts when the bottom of the hole line was defined.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Table 10-1: Côté Deposit Drilling by Year

IAMGOLD Corporation - Côté Gold Project

Year	Diameter	Number of Drill Holes	Metres (m)	Max Length (m)	Min Length (m)
2009	NQ	3	1,049	582	141
2010	BQ	1	54	54	54
2010	NQ	56	25,802	683	134
2010	NQ/BQ	1	594	594	594
2011	BQ	2	1,261	672	589
2011	NQ	116	59,684	1,047	60
2011	NQ/BQ	9	5,682	814	503
2012	BQ	8	3,977	650	373
2012	BQTW	81	40,117	1,102	20
2012	NQ	135	87,427	1,613	15
2013	BQ	1	478	478	478
2013	BQTW	41	23,138	992	66
2014	NQ	71	19,140	693	21
2015	NQ	11	5,082	780	60
2016	-	-	-	-	-
2017	NQ	140	26,762	552	70
2018	NQ	94	21,628	597	70
2019	NQ	38	5,558	569	48
Total		808	327,433

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	10-2

Figure 10-1: Côté Drilling Collar Location Plan by Year

N
Resource Shell

Legend:

Drilling Years

- *2009-2017*
- *2018*
- *2019*

0 100 200 300 400 500

Metres

Figure 10-1

IAMGOLD Corporation

Côté Gold Project

Ontario, Canada

Côté Drilling Collar Location Plan by Year

November 2021

Source: SLR, 2021

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	10-3

10.2.3 Recovery

Côté gold mineralization is predominantly hosted by tonalite, diorite, and breccias.  The mineralized and barren core is observed to be very competent, except for very local, multiple metre-length intervals of blocky core where minor faults are encountered.  One larger fault has been encountered in the western portion of the Côté deposit with true widths varying from five metres to ten metres.

The Côté database has core recovery measurements for 179 Trelawney drill holes and 423 IAMGOLD drill holes.  Overall, the core recovery from the 2009 to 2019 programs was approximately 99%.

10.2.4 Collar Surveys

The collar azimuths for pre-2017 holes were established using front and back site markers located in the field with compass or global positioning system (GPS) instruments.  The collars are subsequently re-surveyed post-drilling.

L. Labelle Surveys based in Timmins, Ontario has been responsible for collecting the survey measurements for Côté since 2009.

10.2.5 Down Hole Surveys

IAMGOLD reports a FlexIT SmartTool instrument was used to collect down hole survey measurements for key index holes drilled between 2009 and 2013.  The SmartTool contains triaxial accelerometers and magnetometers and is capable of single and multishot down hole measurements.  The SmartTool records an azimuth to magnetic north for each measurement.  This azimuth combined with the local magnetic declination values allow correction to true north coordinates.  The measurements were collected in single shot mode at approximately 50 m down hole intervals.

The 2010 to 2011 holes drilled by Bradley Brothers Limited were surveyed with a Flexit instrument in multishot mode, taking measurements of dip and azimuth at 50 m intervals down the hole.

A Reflex EZ-TRAC tool was used to collect down hole survey measurements for holes drilled between 2014 and 2019.  The EZ-TRAC tool is a magnetic and gravimetric instrument with three fluxgate magnetometers to measure the local geomagnetic field and provide the azimuth relative to magnetic north.  The measurements at the Côté deposit were collected in multi-shot mode at three metre down hole intervals.

Collar azimuth and dip measurements for holes E14-420 to E17-537 were collected by geologists using a Reflex APS (Azimuth Pointing System) tool.  The Reflex APS is a GPS-based tool that is not affected by local magnetic interference.  Drillers measured collar azimuth and dip measurements for holes drilled after E17-537 using a Reflex TN14 tool.  The Reflex TN14 is a gyroscopic tool that is also not affected by local magnetic interference.

10.2.6 Definition Drilling

From December 2009 to September 2011, Trelawney completed a total of 129 core drill holes on the Côté deposit (65,699 m).  This program was used to delineate deposit extents and supported Mineral Resource estimation.

Between September 2011 and June 2012, 79 additional core holes (44,856 m) of infill drilling were completed, this data was used to support an updated Mineral Resource estimate.

Infill drilling continued from late 2012 to July 2014 to further delineate the Côté deposit, adding 190 definition drill holes (263,247 m).  All definition drilling performed between 2012 and 2014 was inside the then-proposed conceptual pit shell area with objective of to achieving a 50 m drilling pattern.  A drilling pattern of 25 m was completed inside a small area of 200 m x 200 m to test the short range geological and grade continuity.  Approximately 19,000 m of oriented NQ core was drilled in 2014.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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The 2015 drilling program was completed by March 2015 and comprised 5,082 m of oriented diamond drill core.  The program was intended to fill some gaps and aid in interpretation, resulting in a 50 m drill spacing all over the study zone.

No drilling was conducted in 2016.

The 2017 to 2018 drilling campaign was initiated in September 2017 and completed by March 2018.  It consisted of 208 core drill holes (40,395 m).  A 50 m centred drilling pattern was achieved over the bulk of the mineralization within the conceptual pit shell outline at Year 3 in the PFS design.  Additionally, a 100 m x 100 m area was drilled at a 25 m drilling pattern, including a 25 m x 25 m area drilled at a 12.5 m drilling pattern.  Areas outside the bulk of the mineralization were also targeted at a 50 m drill pattern.

In 2019, 38 NQ diamond drill holes totalling 5,558 m were drilled.  These 2019 holes mostly targeted the mineralization periphery.

In 2020, three geotechnical drill holes totalling 1,931 m were drilled.

No diamond drilling was conducted at the Côté deposit in 2021.

10.2.7 Condemnation Drilling

Between February 2012 and April 2012, Trelawney completed eight drill holes (1,678 m) north of the Côté deposit within Neville Township.  This campaign targeted potential MRA and TMF locations.

Throughout the 2012 condemnation drilling program, Chenier Drilling of Val Caron, Ontario, was the sole drilling contractor.  An LC 3000 drilling rig was used, with the major criterion being the ability to drill to a depth of 300 m using BQTW drill rods.  The holes were cased northwest into bedrock and drilled at BQTW size to depth.  The holes were sited on grid and collar sites surveyed by differential GPS instrument.

Holes drilled by Chenier Drilling were surveyed with a Reflex instrument in multi-shot mode, taking measurements of dip and azimuth at 50 m intervals down the hole.  All holes were drilled on land, with the casing left in place and capped.

The 2017 to 2018 drill campaign added 26 NQ diameter condemnation core drill holes (7,757 m).  These drill holes targeted the planned TMF area, the proposed mill site, the anticipated ore and overburden stockpile locations and the MRA.  All 2017 to 2018 condemnation drilling was conducted by Norex drilling.

10.2.8 Metallurgical/Geotechnical Drilling

From June 2012 to July 2012, Trelawney drilled six geotechnical (3,858 m) holes in various locations within the conceptual pit shell.  The core was processed by Knight Piésold Engineering and Environmental Services, North Bay, Ontario and was also sent for metallurgical testing.  This drilling campaign was focused on gathering structural information for open pit construction and design.  The IAMGOLD exploration team completed core logging and incorporated the logging information into the database.

From August 2013 to September 2013, IAMGOLD completed seven metallurgical (1,185.5 m) drill holes in various locations within the conceptual pit shell of the Côté deposit.

In July 2014 and August 2014, four core holes were completed by IAMGOLD and logged by Golder Associates Ltd. on site.  In 2014, a total of 1,404 m of HQ drill core was drilled targeting the pit shell wall.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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In November 2016 and December 2016, six HQ size holes (1,422 m) were drilled by Norex Drilling as part of a metallurgical testing program.  Two of the drill holes twinned previous metallurgical holes such that the effect of core aging could be assessed.  IAMGOLD personnel logged and sampled the core.
10.2.9 Sample Length/True Thickness

Drilling at Côté is typically oriented perpendicular to the strike of the mineralization.  Depending on the dip of the drill hole and the dip of the mineralization, drill intercept widths are typically greater than true widths.

10.3 Gosselin Deposit Drilling

10.3.1 Drill Methods

A summary of the Gosselin drill holes by year for the Gosselin drill programs is presented in Table 10-2.  Gosselin drill hole locations are provided in Figure 10-2.

Land and ice-based drill holes were NQ core size (47.6 mm core diameter), whereas barge based drill holes were BTW core size (42 mm core diameter).  Drill rigs employed wireline systems and generally oriented-core drilling techniques.

For holes drilled on land, the casing was left in place and capped.  Holes drilled on lakes were cemented and the casing pulled.

10.3.2 Logging Procedures

Geologists checked all core boxes upon arrival at the core shack and ensured that no core was missing and any reported drill hole orientation information was provided from the drilling contractor.  Technicians made meterage marks and logged RQD.  All core was photographed.

Geologists completed the core log, recording details of lithology, alteration, mineralization, and structure.

For oriented core, technicians drew the bottom of hole line on the core.  A full line was drawn when orientation marks were perfectly aligned.  Alpha and beta angles were measured for all veins and contacts when the bottom of hole line was defined.

10.3.3 Recovery

Gosselin gold mineralization is predominantly hosted by tonalite and breccias.  The mineralized and barren core is very competent, with minor zones (less than 50 cm length) of broken core associated with local shearing.  The Gosselin database has core recovery measurements for all 95 IAMGOLD drill holes.  Core recovery is generally very good at an average recovery of 99.5%.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Table 10-2: Gosselin Deposit Drilling by Year

IAMGOLD Corporation - Côté Gold Project

Year	Diameter	Number of Drill Holes	Metres (m)	Max Length (m)	Min Length (m)
2016	NQ	2	589	317	272
2017	NQ	3	2122	900	500
2018	NQ	11	5330	634	312
2019	NQ	19	6783	534	40
2020	NQ	12	4709	510	76
2020	BTW	17	7131	438	275
2021	NQ	24	9296	467	110
2021	BTW	7	2438	482	36
Total		95	38,398	900	36

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Figure 10-2: Gosselin Drilling Collar Location Plan by Year

0
125
250
375
500
Metres
N
+430500 E
+431000 E
+431500 E
+5268000 N
+5267500 N
+5267000 N
Legend:
Drilling Year
2021
2020
2019
2018
2017
2016
2015
2000
1987
Looking down
Resource Shell
Collar

Figure 10-2

IAMGOLD Corporation

Côté Gold Project

Ontario, Canada

Gosselin Drilling Collar Location Plan by Year

November 2021

Source: SLR, 2021

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10.3.4 Collar Surveys

Both land and ice-based drill hole collars were initially positioned using a handheld Garmin 64s GPS with ± three metre accuracy.  Prior to drilling on ice and barge-based platforms, Tulloch Geomatics was contracted to further correct the final collar locations using a Trimble R10 GPS receiver in Real Time Kinematic mode (vertical and horizontal accuracy of ± 0.03 m).  Land-based drill hole collars were surveyed by Tulloch Geomatics once drilling was completed.

On land and ice-based drill platforms, the collar azimuths were initially established by IAMGOLD geologists using front and back sight markers with a compass, then further refined with a Reflex North Finder APS (Azimuth Pointing System) tool.  The Reflex APS is a GPS based tool that is not affected by local magnetic interference.  On barge-based platforms, Tulloch Geomatics was contracted to mark the initial collar locations by placing marker buoys positioned with a Trimble R10 GPS receiver in Real Time Kinematic mode.  Reflex APS was used to align the collar azimuths.

10.3.5 Down Hole Surveys

A Reflex EZ-TRAC tool was used to collect down hole survey measurements for holes drilled between 2018 and 2021.  The EZ-TRAC tool is a magnetic and gravimetric instrument with three fluxgate magnetometers to measure the local geomagnetic field and provide the azimuth relative to magnetic north.  During drilling, the down hole orientation and deviation of each drill hole was monitored using a Reflex EZ-Trac unit taking single-shot measurements while the holes were in progress and multi-shot (three metre intervals) upon completion.  Collar tests were taken 12 m from the toe of the drill casing on average to reduce any magnetic interference and then every 50 m after the initial collar test until the end of the hole.

10.3.6 Definition Drilling

From 2016 to 2020, a total of 64 exploration core drill holes were completed on the Gosselin deposit (26,664 m).  This work was used to delineate the extents of Gosselin.  The 2021 drill program (31 core drill holes, 11,631 m) pattern was planned to achieve a nominal spacing of 70 m and support initial Mineral Resource estimation.

10.3.7 Sample Length/True Thickness

The Gosselin deposit mineralization orientation varies in strike and dip locally.  Actual core widths are estimated at approximately 60% to 95% of the core interval.

10.4 Regional Exploration Drilling

10.4.1 Drill Methods

Regional diamond drilling programs completed on the Property between 2009 and 2021 are listed in Table 10-3 and drill hole collar locations are provided in Figure 10-3 and Figure 10-4.  Diamond drilling methods employed during regional exploration drilling programs were very similar to methods used during Côté and Gosselin drilling.  Programs generally employed the following methods:

• Drill core diameters were NQ (core diameter 47 mm) and BQTW (core diameter 42 mm).

• Drills employed wireline set-ups and employed stabilization equipment such as hexagonal core barrels and long remaining shells.

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• Alignment of drill rigs was completed by compass sighting, Azimuth Pointing Equipment, and rarely gyro-compass.

• For those programs that utilized drill core orientation methodology, the Reflex ACT III System was used.

• Drill collars were generally left in place following drilling and marked with casing caps and flags.

• Any drill collars in proximity to planned infrastructure were marked with wooden monuments, for easy identification should grouting be required.

• All drill holes completed on ice or water bodies by barge were cemented and the casings pulled.

Table 10-3: Exploration Drilling

IAMGOLD Corporation - Côté Gold Project

Area	Year	Company	Number of Drill Holes	Metres (m)	Property
Chester 1	2009	Trelawney	1	130	Chester 1
	2017	IAMGOLD	2	487	Chester 1
Chester 2	2010	Trelawney	13	5,031	Chester 2
	2011	Trelawney	3	703	Chester 2
	2012	Trelawney	18	5,156	Chester 2
	2015	IAMGOLD	4	1,370	Chester 2
	2016	IAMGOLD	3	805	Chester 2
	2018	IAMGOLD	4	1,902	Chester 2
Chester 3	2009	Trelawney	5	1,701	Chester 3
	2010	Trelawney	26	5,350	Chester 3
	2011	Trelawney	7	1,837	Chester 3
	2012	Trelawney	6	1,578	Chester 3
	2013	IAMGOLD	2	495	Chester 3
	2015	IAMGOLD	6	1,559	Chester 3
	2016	IAMGOLD	2	295	Chester 3
	2017	IAMGOLD	5	2,245	Chester 3 Emerald Isle
Clam Lake	2013	IAMGOLD	3	893	Clam Lake
	2014	IAMGOLD	10	2,181	Clam Lake
	2015	IAMGOLD	7	1,659	Clam Lake
	2016	IAMGOLD	4	1,332	Clam Lake
Leliever	2014	IAMGOLD	1	435	Leliever

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Area	Year	Company	Number of Drill Holes	Metres (m)	Property
Ontario 986813	2012	IAMGOLD	10	2,988	Arimathaea South
	2013	IAMGOLD	1	186	Arimathaea East
	2014	IAMGOLD	3	815	Arimathaea East
	2015	IAMGOLD	7	2,478	Arimathaea South, East
	2016	IAMGOLD	3	1,054	Arimathaea North
Watershed	2009	Augen Gold	9	927	Watershed
	2011	Sanatana Resources	4	2,141	Watershed
	2012	Augen Gold	2	1,606	Watershed
	2012	Trelawney	1	654	Watershed
	2012	IAMGOLD	1	953	Watershed
	2012	Sanatana Resources	24	10,423	Watershed
	2013	Sanatana Resources	14	3,906	Watershed
	2014	IAMGOLD	1	225	Watershed
	2016	IAMGOLD	4	1,109	Watershed East
	2017	IAMGOLD	18	4,377	Watershed
	2018	IAMGOLD	4	1,436	Watershed
TAAC East	2010	Augen Gold	3	716	TAAC East
	2011	Augen Gold	32	11,510	TAAC East
	2012	Augen Gold	2	1,606	TAAC East
TAAC West	2008	Augen Gold	21	10,175	TAAC West
	2009	Augen Gold	19	3,592	TAAC West
	2010	Augen Gold	77	14,922	TAAC West
	2011	Augen Gold	60	16,533	TAAC West
	2012	Augen Gold	18	4,882	TAAC West
	2015	IAMGOLD	17	4,934	TAAC West
	2016	IAMGOLD	9	2,806	TAAC West
	2017	IAMGOLD	2	769	TAAC West
Falcon Option	2011	Falcon Gold	26	2,934	Falcon Option
	2012	Falcon Gold	13	1,529	Falcon Option

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Area	Year	Company	Number of Drill Holes	Metres (m)	Property
GoldON	2008	Trelawney	8	1,678	GoldON
	2009	IAMGOLD	2	402	GoldON
	2010	IAMGOLD	1	210	GoldON
	2010	IAMGOLD	1	254	GoldON
TME	2015	IAMGOLD	6	2,202	TME East
	2017	IAMGOLD	3	853	TME East
Sheridan Option	2013	IAMGOLD	2	545	Sheridan Option
Total			560	155,769

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Figure 10-3: Regional Drill Hole Locations (Western Area)

395000
400000
405000
410000
415000
420000
BENTON
MALLARD
ERIC
CÔTÉ GOLD
ESTHER
OSWAY
HUFFMAN
POTIER
FINGAL
ARBUTUS
YEO
Diamond Drilling
Year
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Pre 2008 Drilling
Property Boundary
TMI
Watershed Property
TAAC West
GoldON
Falcon Gold Corp. Option
Huffman Lake
0 1 2 3 4
Kilometres

Figure 10-3

IAMGOLD Corporation

Côté Gold Project

Ontario, Canada

Regional Drill Hole Locations (Western Area)

November 2021

Source: IAMGOLD, 2021

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Figure 10-4: Regional Drill Hole Locations (Central and Eastern Areas)

425000
430000
435000
440000
445000
450000
455000
5270000
5265000
5260000
5255000
N
POTIER
NEVILLE
986813 Ont. North
986813 Ont. Northeast
ST. LOUIS
986813 Ont. East
TME East
GROVES
BRUNSWICK
YEO
CHESTER
BENNEWEIS
CHAMPAGNE
LONDONDERRY
GoldON Mollie River
986813 Ont. South
TME Makwa
HWY 560
VROOMAN
WESTBROOK
Gosselin Pit
Cote_Pit
Côte Gold Project Mining Leases Area
Chester 1 (Murgold-Chesbar)
Chester 2 (Young Shannon)
Chester 3A (Emerald Isle)
Clam Lake
986813 Ontario Ltd
GoldON
TME
Chester 3
TAAC East
Sheridan Option
TME- Champagne
Chester 3E (Spider)
Watershed
Lelievre Patents
Townships
Diamond Drilling Year
Legend
15 Diabase Dike
13 Alkalic Intrusive Suite
12 Felsic to Intermediate Intrusive Suite
11 Porphyry Suite
10 Mafic Intrusive Rocks
9 Ultramafic Intrusive Rocks
8 Timiskaming-type Clastic Metasedimentary Rocks
7 Chemical Metasedimentary Rocks
6 Clastic Metasedimentary Rocks
4 Felsic (to Intermediate) Metavolcanic Rocks/Intrusions
3 Intermediate (to Felsic) Metavolcanic Rocks/Intrusions
2 Mafic (to Intermediate) Metavolcanic Rocks/Intrusions
1 Ultramafic (to Mafic) Metavolcanic Rocks/Intrusions
0 1 2 3 4
Kilometres
Figure 10-4
IAMGOLD Corporation
Côté Gold Project
Ontario, Canada
Regional Drill Hole Locations
(Central and Eastern Areas)

November 2021

Source: IAMGOLD, 2021

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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10.5 Young-Shannon Re-Logging and Re-Sampling Program

10.5.1 Drill Methods

A program of recovering old drill core from collapsed core racks and cross-piles was completed between 2018 and 2020.  The core was retrieved from historic core storage locations on the Chester 1, 2, and 3 properties and re-logged, re-sampled, and sent for gold assay.

A total of 53 drill holes (9,072 m) were recovered from this operation.  The Young-Shannon historical drill program is divided into four different campaigns.  Table 10-4 lists the different series of holes used in this re-logging and re-sampling program.

Table 10-4: Young-Shannon Drill Core Re-Logged

IAMGOLD Corporation - Côté Gold Project

Holes Series	Number of Holes	Core Size	Retrieval Average (%)	Total Length (m)
YS87 to 90	42	BQ	97	6,387.75
Y97	3	NQ	100	570.66
YS04	3	NQ	30	909.87
NV02	5	BQ	99	1,202.78
TOTAL	53		91	9,071.06

10.5.2 Logging Procedures

The logging procedures for Young-Shannon core was the same as that employed at Gosselin with the exception of the following items discussed below.

The Young-Shannon core was in varying level of completeness, with some holes complete and missing almost no core markers.  Work was done to put new metre marks on the core following these procedures:

• If blocks exist, metre marks should be assigned from them.

• If box end depths exist, metre marks should be assigned from them.

• If end of hole depths exist, metre marks should be assigned from that.

• If overburden depth exists, metre marks should be assigned from that.

• If no depth reference exists then the top of core was assumed to be at zero, however, if the overburden depth could be estimated than this depth was used.

There were no structures recorded in the core as the core was drilled without core orientation devices.

The sample length varied between 0.5 m and two metres, with most of the samples at 1.5 m.  The sampling method was entirely core sampling.  Core that was previously split was sampled separately from whole core.

10.5.3 Recovery

The historical core was re-boxed and recovery averaged 91%.

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10.5.4 Collar Surveys

The YS87 to YS90 collar locations were taken from a map prepared for Young-Shannon Gold Mines Limited.  The map was geo-referenced and the collars were extracted from that map (Constable, 1990).

The NV02 Series collar locations were recovered from assessment report 41P12SW2013.

The YS97 Series collar locations were recovered from a map prepared for Northville Gold Corporation based on report 41P2SW2001 (McBride, 2002).

The YS04 Series collar locations were recovered from assessment report 41P12SW2016.

10.5.5 Down Hole Surveys

For the YS87 to YS90 Series holes azimuth and dip were extracted from a report prepared by Young-Shannon Gold Mines Limited (Constable, 1990).  The dip and hole length were measured from cross sections.

The NV02 Series azimuth and dip were recovered from assessment report 41P12SW2013.

The YS97 Series azimuth and dip were recovered from a map made for Northville Gold Corporation based on report 41P2SW2001 (McBride, 2002).

The YS04 Series azimuth and dip were recovered from assessment report 41P12SW2016.

10.6 Comments on Section 10

In the opinion of the QP, the quantity and quality of the collar, down hole survey, lithological, core recovery, and samples collected in the exploration and infill drill programs completed at the Côte and Gosselin deposits are acceptable to support Mineral Resource estimation.

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11.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1 Sampling Methods

The Côté and Gosselin sampling intervals were established by reviewing the minimum and maximum sampling lengths based on geological and/or structural criteria.  The minimum sampling length was 50 cm, while the maximum was 1.5 m.  The typical sample length in most of the mineralized zones is one metre.

Sample intervals were tagged using a procedure requiring the geologist to clearly mark the start and end of each sample on the core with a grease pencil.  The geologist or geological technician transferred all sample intervals to a sample book.  Each page in the sample book represented a unique number with two identical sample tags.  The borehole number and sample interval were transferred to one of the tags and recorded in the logs.  One tag was placed in a plastic sample bag with the sample and the second was stapled in the core box beneath the representative half sample.  This method of recording sample numbers was a quality control (QC) measure that ensured the proper sample tag was inserted into the correct sample bag.  During this procedure, the location for the insertion of standards and blanks into the sample sequence was noted.

IAMGOLD personnel sawed and sampled sthe entire length of a drill hole.  Diabase dykes that occur within the sequence were not sampled except for two one metre shoulder samples at the upper and lower contacts of the dyke.  Prior to sawing, geotechnicians oriented the core for cutting to mitigate biased sampling procedures.  For oriented core, the orientation line was used as the cut line.  Sawn core was placed in the core box with the cut facing upward, while the top half of the core was sent for assay.

Samples and inserted QA/QC samples were tagged and sealed in plastic bags, which were put into rice bags and sealed with security tags.  The sealed rice bags were placed on pallets or within plastic totes in a secure area of the camp.  Personnel from Gardewine Transport, Manitoulin Transport, or Quality Contractors collected the bagged samples from the IAMGOLD camp once or twice weekly and delivered them to the primary laboratory (Accurassay Laboratories (Accurassay) until 2014, and Activation Laboratories Ltd. (ActLabs) from 2015 onward.

11.2 Density Determinations

From 2009 to 2012, density measurements for the Côté deposit were obtained using the immersion method.  For 2014 and 2015, density was measured on pulps at ActLabs using a pycnometer.  In 2018, additional measurements by water immersion and a comparison between the historical pycnometer and water immersion methods was completed to validate the optimum method.  Lacquer sealed and uncoated water immersion pair measurements were also completed in 2018.

The 2018 test work demonstrated that there is little to no correlation between the pycnometer measurement over a selected sample interval and the average density measurement on three pieces of core using the water immersion method over the same corresponding interval.  Therefore, it was decided that density measurements obtained using the pycnometer method should not be mixed with density measurements obtained by water immersion in the Côté density database.

The Gosselin density database consists of 1,249 measurements.  A total of 767 measurements were collected from various lithologies within the Gosselin deposit to create an initial density database.  These initial samples were collected on half core from drill holes spanning GOS17-05 to GOS20-38.  After the initial collection of data, a density logging protocol was established.  The protocol had the geologist collect a density measurement on four samples out of each 100 samples as they logged a hole.  Therefore, every sample number ending in a 25, 45, 75, and 95 were taken and measured using the water immersion technique described below.

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The water immersion and lacquer sealed water immersion pair measurements compare well indicating minimal bias in the uncoated water immersion measurements.

The water immersion testing procedure involves two mass measurements, one in air, and the other while the sample is submerged in water.  The procedure was executed according to the following steps:

• Dry the samples for a 24 hour period.

• Set up the balance and ensure it is both level and zeroed.

• Measure the mass of the sample in air.  Make sure the balance is zeroed between samples.

• Measure the mass of the sample while submerged in water using the bottom-loading feature on the balance.  Be sure to note the water temperature prior to each measurement.

• Calculate the volume of the sample.  This is done by determining the difference in mass between the 'in air' and the submerged measurements.  The difference in mass is equal to the volume of the sample assuming that the water has a density of 1.0 t/m3.

• Calculate the bulk density of the sample by dividing the mass in air by the calculated volume.

11.3 Analytical and Test Laboratories

The primary laboratories used were:

Côté Deposit

• Accurassay (2011 to 2015), Timmins, Thunder Bay, (Ontario), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 434.

• ActLabs (2015 to 2018), Ancaster, Dryden, Timmins, Thunder Bay (Ontario), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 266.

Gosselin Deposit

• AGAT Laboratories (AGAT) (2017 to 2018), Mississauga, Ontario, accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 665.

• ActLabs (2016 to 2021), Ancaster, Timmins, (Ontario), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 266.

All of the above laboratories are independent of IAMGOLD.

The umpire laboratories included:

Côté Deposit

• ActLabs (2012 to 2014):  accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 266

• ALS Minerals (ALS), Val d'Or, Québec (2015): accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 689.

• AGAT (2017 to 2018), Mississauga, Ontario, accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 665.

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Gosselin Deposit

• AGAT (2021 to present), Thunder Bay, Ontario, accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 665.

These laboratories are all independent of IAMGOLD.

11.4 Sample Preparation and Analysis

11.4.1 Côté

Sample preparation and analysis at Accurassay comprised the following procedures:

• Samples were crushed to -8 mesh after which a 1,000 g subset of each sample was pulverized to 90% passing -150 mesh.

• Assays were completed using a standard fire assay (FA) with a 30 g aliquot and an atomic absorption (AA) finish.

• For samples that returned values of 2 g/t Au to 5 g/t Au, another pulp was taken, and fire assayed with a gravimetric (FA-gravimetric) finish.

• Samples returning values >5 g/t Au were reanalyzed by pulp metallic analysis.

• All samples were subject to a 33 element inductively coupled plasma (ICP) scan, using Accurassay procedure ICP 580.

Sample preparation and analysis at Actlabs until 2017 comprised the following procedures:

• Samples were crushed to 10 mesh after which a 1,000 g subset of each sample was pulverized to 85% passing 200 mesh.

• Assays were completed using a standard FA with a 30 g aliquot and an AA finish.

• For samples that return values between 2 g/t Au to 5 g/t Au, another pulp was taken and assayed using the FA-gravimetric method.

• Samples returning values >5 g/t Au were reanalyzed by pulp screen metallic analysis.

In 2017, the Actlabs procedure changed to the protocols outlined in Figure 11-1, and included:

• Sample preparation consisted of coarse crushing to 95% passing 2.8 mm screen (7 mesh screen), and then a 750 g to 850 g split was pulverized to 95% passing 100 mesh (150 µm).  The entire sample had to be crushed.

• Samples were analyzed using a standard 50 g FA (50 g aliquot) with an AA finish.

• For samples that returned assay values >2.0 g/t Au, another cut was taken from the original pulp and subjected to FA-gravimetric analysis.

• For samples displaying VG or samples which returned values >20.0 g/t Au, a reanalysis using pulp metallic methods was undertaken.  A second pulp (900 g to 1,000 g) was created from the reject.  However, flagged VG samples still underwent the entire assay process.

Umpire analysis at ALS and AGAT consisted of:

• Initial analysis using the FA-AA method.

• Overlimit assays using the FA-gravimetric method.

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11.4.2 Gosselin

Sample preparation and analysis at Actlabs consisted of:

• Samples were coarse crushed to 80% passing 2.0 mm screen (10 mesh screen), riffle split (250 g) and (mild steel) to 95% passing 105µm.

• Assays were completed using a standard FA with a 30 g aliquot and AA finish.

• For samples that returned assay values over 3.0 g/t Au, another cut was taken from the original pulp and FA-gravimetric finish.

• For samples displaying VG or samples that returned values greater than 5.0 g/t Au, these were re-analyzed by pulp metallic analysis.

• IAMGOLD inserts blanks and certified reference standards in the sample sequence for QC.

11.5 Quality Assurance and Quality Control

11.5.1 Côté

QA/QC insertion included standard reference materials (SRMs), blanks, and pulp duplicates as a standard procedure.  IAMGOLD inserted control samples after every 12th sample interval.  Over the Project life, approximately 23 different SRMs and two blanks have been used.

The following subsections outline the results of evaluations undertaken on the control data since the discovery of the Côté deposit.

Source: IAMGOLD, 2018.

Figure 11-1: Côté Actlab Protocols 2017 To Date

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11.5.1.1 SRMs

11.5.1.1.1 RPA, 2011

Seven OREAS gold standards ranging from 0.527 g/t Au to 7.15 g/t Au were acquired from Analytical Solutions Ltd. (Analytical Solutions) of Mulmur, Ontario.

In 2011, SLR, as Roscoe Postle Associated Inc. (RPA), compiled and plotted SRM data from the 2011 Côté deposit drilling program.  In all instances, the average of the SRM analyses completed at Accurassay was lower than the certified SRM value and, in the case of five of the seven SRMs, the average value was less than the lowest individual mean value the laboratories used in the testing to establish the SRM statistics.  In addition, the Trelawney SRM analyses generally exhibited a considerable data spread.

All SRMs were analyzed by the FA-AA method at Accurassay.  RPA (2011) recommended that the SRM analyses be consistent with the core sample analyses and what is used in the database.  For instance, if the SRM accepted value is <2 g/t Au, use the FA-AA analytical method and if the accepted value is >2 g/t Au, use the FA-gravimetric method.  In conjunction with a full assessment of the QA/QC basis, RPA recommended that an apparent low bias in the SRM data be evaluated.

11.5.1.1.2 RPA, 2012

For the 2012 Côté program, IAMGOLD acquired nine SRMs from Analytical Solutions, which ranged from 0.116 g/t Au to 8.79 g/t Au.  During 2012 and 2013, IAMGOLD used approximately 16 different SRMs with gold values ranging from 0.334 g/t Au to 8.79 g/t Au.

11.5.1.1.3 IAMGOLD, 2015

Following recommendations made in RPA (2012), IAMGOLD performed a follow up on the Côté QA/QC data since 2013.  A change from Accurassay to Actlabs was made in 2015 to support a comparison between laboratories.

Overall, 4.2% of the 473 CRMs sent to Actlabs failed in 2015.  Since 2014, follow up on the laboratory has been undertaken on a bi-monthly basis, which allows for a better control on the final QA/QC.

11.5.1.1.4 Wood, 2018

During the preparation of the 2018 FS Wood confirmed that the assay grade ranges within the SRMs used in 2017 to 2018 were acceptable.

Before 2015, a total of 11,332 SRMs were inserted in the sample stream, with an overall passing percentage of 86%.  In general, Wood found the IAMGOLD SRM analyses to exhibit considerable data spreads.  Of the 1,544 outliers, 349 were categorized as gross outliers, which may represent SRM miss-identifications.  Wood noted that it was difficult to clearly identify the source of error for the failed assays prior to 2014.  The standard deviation recorded during those campaigns exhibited more dispersion than expected.  Overall, Wood noted that the SRM assay results do not appear to exhibit a specific bias or any specific trend.  The overall SRM performance from 2009 to 2015 is summarized in Figure 11-2.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Source: Wood, 2018.

Note:

1. CRM = SRM.

Figure 11-2: 2009 to 2015 Côté SRM Results

11.5.1.1.5 SLR, 2019

IAMGOLD used four types of SRMs, one below the resource cut-off value, and three above the cut-off (medium low, medium, and high).  A total of 206 SRM samples were inserted in the sample stream.  With one exception, the assay values were within the accepted three standard deviation range.  Table 11-1 presents the certified values and the standard deviation of the SRM samples.

Table 11-1: 2019 SRM Certified Values

IAMGOLD Corporation - Côté Gold Project

SRM	Nominal Value (g/t Au)	Standard Deviation (g/t Au)	Insertion Rate	Samples	Failures	Average Grade (g/t Au)
OREAS 501c	0.221	0.007	1/24	47	0	0.223
OREAS 502c	0.488	0.015		54	0	0.483
OREAS 503c	0.698	0.015		51	1	0.681
OREAS 504b	1.610	0.037		54	0	1.588

Figure 11-3 presents a composite graph with all the SRM assay results and their nominal values.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Figure 11-3: All SRM Results 2019

11.5.1.2 Blanks

The IAMGOLD QA/QC protocol includes the use of blanks inserted in the sample stream at a frequency of approximately one in 24 samples.  These blanks are assigned regular sample numbers and inserted in the sample numbering sequence prior to shipment to the laboratory.  Until 2014, the blanks consisted of barren diabase, post 2014 both barren diabase and commercially acquired silica blanks were used.

11.5.1.2.1 RPA, 2011

Graphically, the analyses of the diabase blanks were described in RPA (2011) as falling into three groups:

• Analyses that returned less than detection limit values.

• Analyses that over time had grades greater than the lower detection limit and generally <0.015 g/t Au.

• Analyses that were >0.015 g/t Au and <0.1 g/t Au.

Of the 1,066 diabase blank analyses six were samples with gold >0.1 g/t Au.  The majority of the blank analyses were below an assumed upper control limit (UCL) of 0.015 g/t Au.

The diabase used in the blank samples was sourced from the Côté Lake drill holes.  In the drill hole database, there were 216 samples of diabase.  The average of all diabase database samples was 0.051 g/t Au with a maximum of 1.08 g/t Au and minimum analyses of <0.05 g/t Au.  The average grade of all samples where gold was above the detection limit was 0.062 g/t Au.  Diabase intrusion postdates emplacement of gold mineralization and, although Trelawney endeavored to sample only inclusion free, even textured diabase, the few samples above the UCL may be indicative of the assimilation of pre-existing gold mineralization, given that the majority are below the UCL.

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RPA (2011) recommended that Trelawney use an alternative to diabase for blanks and that Trelawney independently test the selected material for gold content.  RPA concurred with the frequency of use of the blanks but recommended that the blanks be inserted within, and immediately downstream of, clearly gold mineralized core samples.

11.5.1.2.2 RPA, 2012

In 2012, RPA received the results from 1,615 diabase and 147 standard silica blank analyses.  Assays were considered failures if the value returned was higher than the average plus two standard deviations.

In total, there were 18 failures for gold, 11 of which were in the diabase blanks (0.68%), and seven in the silica blanks (4.76%).  Although the impact of these blank failures was considered to be of little consequence due to the low grades reported, they did indicate that minor sample contamination problems may exist.  RPA (2011) postulated that the higher percentage of failures in the silica blank may be due to the small number of silica blanks used.  RPA (2011) recommended close monitoring of these blank results on a batch by batch basis.

11.5.1.2.3 Wood, 2018

Figure 11-4 presents the blank results in the Côté deposit database reviewed by Wood in 2018.  Overall, Wood found that 99.5% of the blank results were below 0.1 g/t Au, which is the IAMGOLD maximum threshold.  An improvement can be observed commencing in 2014.

Overall, Wood regarded the blank results as acceptable, with no indication of significant contamination from sample to sample during the preparation.

11.5.1.2.4 SLR, 2019

Blank samples inserted in the sample stream for the 2019 drilling had a very good performance.  A total of 231 blanks were assayed, representing approximately 5% of the assayed samples.  Figure 11-5 presents the blank results in the sequence order.  The attention threshold is set at 0.05 g/t Au, ten times the detection limit of the assay method.  All the blanks returned assay values below the threshold.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Source: Wood, 2018.

Figure 11-4: Côté 2018 Blank Assay Results

Figure 11-5: Côté 2019 Blank Assay Results

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11.5.1.3 Check Assays

11.5.1.3.1 RPA, 2011

In 2011, RPA plotted the repeat data completed at SGS and compared it with the original assays from Accurassay.  For the FA-AA data, the best-fit regression line had a coefficient of determination of 0.757.  There were a limited number of FA-gravimetric checks which had a coefficient of determination of 0.853.

RPA recommended that Trelawney complete a minimum of 5% check assays on an ongoing basis as part of the QA/QC program.  RPA also recommended that the number of check assays completed by FA-gravimetric method be increased to provide an initial baseline.

11.5.1.3.2 RPA, 2012

Trelawney sent 1,044 pulp samples to ActLabs for check assay.  In general, at higher grades, the results from the checks were higher than the results from the primary laboratory (Accurassay).

11.5.1.3.3 IAMGOLD, 2014 to 2015

Trelawney and IAMGOLD sent 9,772 pulp samples to ActLabs for check assay prior to 2014.  In general, at higher grades, the results from the checks were slightly higher than the results from the primary laboratory (Accurassay).  This demonstrates a bias between the two laboratories and that the repeatability on pulps is relatively poor.  Check assays sent to ActLabs returned grades that appear to be approximately 10% higher than Accurassay.

In 2015, 921 pulp samples were sent to ALS Minerals for check assaying.  Correlation between both laboratories was considered to be good overall.  Repeatability in 2015 was better than in the previous campaign.  The low precision was considered to be associated with coarse gold particles.

11.5.1.3.4 Wood, 2018

In the absence of IAMGOLD sample duplicates, Actlab duplicates were assessed for precision using average relatedness density (ARD) and maximum/minimum (max/min) charts.  Wood concluded that:

• The precision achieved for grades >20 times the detection limit (5 x 20 = 100 ppb) are reasonable.

• The FA-AA results are likely to meet internal Actlabs precision requirements.

11.5.1.3.5 SLR, 2019

Laboratory generated coarse reject sample duplicates were used to assess precision.  The coarse rejects duplicate samples have a very good performance.  Figure 11-6 presents the scatter plot and the correlation factor of the duplicates and original samples.

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Figure 11-6: Côté 2019 Coarse Reject Duplicate Scatter Plot

11.5.1.4 Heterogeneity Test

Agoratek International Consultants Inc. (AICI) reviewed the QA/QC data (AICI, 2016) and ran an ore heterogeneity test (AICI, 2017).

11.5.1.4.1 QA/QC Review

The QA/QC review analyzed the data generated throughout the various stages of the Côté program.  Based on check assays ran at ActLabs and Accurassay, the difference between ActLabs and Accurassay went from positive to negative, increasing in amplitude from 2011 to 2015.  SRM samples confirmed the Accurassay change from slightly lower to higher values.  The precision obtained from pulp duplicates was well related to gold particle size, in line with the findings of the heterogeneity study.  The performance of the laboratories improved over time, as the control on the laboratories increased.

11.5.1.4.2 Heterogeneity Test

The reproducibility of the duplicate pulp samples was evaluated to compare sampling difficulty in four areas, which included:

• Inside South Breccia

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• Outside South Breccia

• Inside North Breccia

• Outside North Breccia

This step indicated that the analytical reproducibility within the breccia area warranted further study.

The gold liberation sizes from the available assay duplicate data were plotted to form a liberation curve.  Visual observations of gold grains in core with the maximum size measurable on photographs were plotted in addition.  Gold appeared to progressively increase from very fine at low grades to the 2,000 µm range at high grades, with small inflexions that may or may not indicate mixed mineral populations.

Nomograms were prepared to describe the current core sample preparation in the worst sampling conditions, and more favourable core sampling conditions.

Overall, the heterogeneity study concluded that in order to bring the sampling precision within acceptable limits (32% maximum) and avoid grade under reporting, an optimized sampling protocol should include:

• 15 kg primary field sample crushed to a P95 estimated at 2.55 mm

• A 1.5 kg split pulverized to 150 µm

• Use of a 50 g assay charge.

11.5.1.4.3 Pulp Duplicate Test

A set of coarse duplicate sample assays, collected since the heterogeneity study was undertaken, was made available to AICI.  These samples were processed to compare the corresponding experimental sample precision to that predicted from the heterogeneity parameters.

The outcome was considered to be excellent (Figure 11-7), with results of 16.8% (actual) versus 15.5% (predicted).

AICI considered that as a large part of the heterogeneity parameters relied on pulp duplicates, this match to the predicted average precision of a full set of coarse duplicates validated the heterogeneity study recommendations.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Source: AICI, 2017.

Notes:

1. UL = upper limit

2. LL = lower limit.

Figure 11-7: Côté Coarse Duplicate Check on Heterogeneity

11.5.1.4.4 SLR, 2019

Laboratory generated pulp replicate samples were used to assess precision for pulverized material.  The pulp replicates demonstrate improved performance compared to the coarse reject duplicate samples, which is consistent with the expected behaviour.  Figure 11-8 presents the scatter plot and the correlation factor of the pulp replicates and original samples.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Figure 11-8: Côté 2019 Pulp Replicate Scatter Plot

11.5.2 Gosselin

The QC protocol used during the Gosselin drilling program includes the insertion of SRMs and blanks at a rate of 1 in 12 samples each.  This has amounted to a total of 3,746 QC sample insertions, including 1,755 SRMs and 1,991 blanks.  This is a sufficient level of coverage, 3.8% and 4.3% respectively, to ensure the accuracy of all assay fusion batches.  In addition, the remaining half of the cut core of every 20th sample was collected as a core duplicate starting at drill hole GOS19-30.  This provided a total of 1,320 duplicate matched-pair assays, which is sufficient for precision evaluation.

11.5.2.1 Blanks

The characterization certificates provided for "Granite Blanks" and "Silica Blanks" indicate that the blank material used had sufficiently low gold values as to be suitable for use as QC blanks.  The blanks were submitted as unprepared "coarse" material and are therefore suitable to detect contamination during both the assay and sample preparation procedures.

A review of the results for blanks indicates that there was essentially no contamination during the preparation and/or analytical stages.  Table 11-2 presents the blank material results.

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Table 11-2: Gosselin Blank Material Results

IAMGOLD Corporation - Côté Gold Project

Blank Type	Count	Gross Failure (>0.1 g/t Au)	Failure Rate (%)
Blank-Silica	1,239	7	0.6
Blank-Granite	534	6	1.1

A total of 1,773 blank sample assay results were available to SLR for review.  Prior to analyzing the data, results of blanks inserted following expected high grade field samples or samples with VG occurrences were flagged and inspected.  No contamination was detected in the flagged samples.  Blank assay results higher than ten times the detection limit were also compared against nominal values of the SRMs used in the QA/QC sample stream.  Only 13 blanks reported grades above an UCL of 0.10 g/t Au, amounting to 0.7% of the blanks submitted.  Five of the 13 values at or above the attention threshold, including the highest value recorded, were matching SRMs, hence there is a high probability that sample mislabelling is the cause of the abnormal values.  Figure 11-9 presents the results of the blank samples.

Figure 11-9: Gosselin Blank Assay Results

11.5.2.2 Standard Performance

The SRMs cover a suitable range for gold grades for Gosselin and the FA-AA method.  The upper and lower control limits are three standard deviations above and below the mean value based on all available assay laboratory data from 2016 through 2021, excluding significant outlier data.  The SRMs' relative standard deviation (RSD) values are optimal for gold.  SLR notes that a good SRM's RSD should be less than 5%.

Table 11-3 presents the Gosselin certified SRMs.

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Table 11-3: Gosselin Certified Standard Reference Material

IAMGOLD Corporation - Côté Gold Project

Standard	Mean (ppm Au)	SD (ppm Au)	Lower Limit (ppm Au)	Upper Limit (ppm Au)	RSD (%)	Count	Failures	Failure Rate (%)
OREAS 10c	6.600	0.160	6.120	7.080	2.4	4	0	0
OREAS 206	2.197	0.081	1.950	2.440	3.7	15	0	0
OREAS 218	0.531	0.017	0.480	0.580	3.2	15	1	6.7
OREAS 224	2.140	0.067	1.938	2.341	3.1	123	2	1.6
OREAS 501b	0.248	0.010	0.220	0.280	4.0	19	1	5.3
OREAS 501c	0.222	0.008	0.198	0.246	3.6	300	9	3.0
OREAS 502c	0.484	0.0017	0.434	0.536	3.5	375	9	2.4
OREAS 503c	0.685	0.021	0.622	0.747	3.0	98	1	1.0
OREAS 503d	0.666	0.016	0.618	0.714	2.4	152	4	2.6
OREAS 504b	1.586	0.052	1.430	1.742	3.3	263	12	4.6
OREAS 504c	1.471	0.050	1.321	1.621	3.4	210	6	2.9
OREAS 507	0.176	0.006	0.157	0.195	3.5	153	11	7.2
OREAS 522	0.574	0.018	0.520	0.630	3.1	12	1	8.3
OREAS 62c	8.790	0.273	7.970	9.610	3.1	16	1	6.3

The overall SRM failure rate is 3.3%, 58 out of 1,755, which is reasonable.  Steps have been taken to resolve standard failures.  Field samples associated with failed SRMs were re-assayed.

Overall, the SRM results indicate good performance, consistent with the certified values.  All of the SRMs were initially reviewed for overall performance, grouping, and labelling checks.  Figure 11-10 presents the results for the SRMs with means less than 3 g/t Au.  Potential mislabelling can be occasionally observed, with results of a specific SRM appearing in the range of another SRM or potentially as a blank sample.  Approximately 21 samples appear to be mislabelled, which is to be expected given the large number of different SRMs used.  The results indicate a good fit of the potentially mislabelled samples to existing SRMs.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Figure 11-10: Gosselin SRM Assays

OREAS502c, with a nominal value of 0.484 g/t Au, has been used throughout most of the drilling programs to date and has the largest number of QA/QC samples used at Gosselin.  Figure 11-11 presents the results of the OREAS502c SRM.  The highest value, of 0.66 g/t Au, is a potential mislabel, matching the range expected for OREAS503d (nominal 0.667 g/t Au) used at the same time.  The OREAS502c results indicate good performance, with a small number of samples outside of the certified ± 3SD, and consistent with the expected behaviour of the SRM.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Figure 11-11: Gosselin OREAS502c SRM Assays

11.5.2.3 Duplicate Field Samples

IAMGOLD submitted field duplicate samples in the sample stream to assess the close space gold grade variability.  A total of 1,626 sample pairs were available for review.  The average gold value of the duplicate samples was approximately 16% lower than the original sample with a correlation coefficient slightly lower than 0.5.  The scatter plot confirms the difference between the data pairs, indicating a cloud of points on both sides of the 1:1 line (Figure 11-12 and Figure 11-13).  In order to improve the correlation between the original and duplicate samples, it may be necessary to increase the sample size.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Figure 11-12: Gosselin Field Duplicate Samples Scatter Plot

Figure 11-13: Gosselin Field Duplicate Samples Q-Q Plot

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11.6 Databases

For Côté, pre-2017 drill hole data previously stored in a GEMS database was moved to acQuire.  All new drill hole collars are provided by surveyors and imported into GEMS and subsequently transferred to acQuire.  All new logging is recorded directly into a GEMS database and subsequently transferred to acQuire.  All new assay results are imported directly into acQuire and subsequently transferred to the GEMS database.

For Gosselin, MS Access is used with custom forms and queries for data input and management.

11.7 Sample Security

Analytical samples are transported by IAMGOLD or laboratory personnel using corporately owned vehicles.  Core boxes and samples are stored in safe, controlled areas.

Chain of custody procedures are followed whenever samples are moved between locations, to and from the laboratory, by filling out sample submittal forms.

11.8 Sample Storage

Drill core is stored on the Property in wooden core boxes under open sided roofed structures, arranged by year.  A map of the core shack is available on site.  Core boxes are labelled with the hole number, box sequence number, and the interval in metres.  Almost all boxes are labelled with an aluminum tag.  All rejects and pulps from the laboratory are also stored on site.  Pulps are categorized by batch number and are stored inside sea containers.  Rejects are stored inside plastic crates under temporary shelter.

11.9 Comments on Section 11

In the QP's opinion, sample collection, preparation, analysis, and security for drill programs conducted on the Project since 2009 are in line with industry standard methods for gold porphyry deposits.

Density data is measured from core samples using the water displacement method.  There are a significant number of measurements available to support tonnage estimates for the various lithologies.

Drill programs included the insertion of blank, duplicate, and SRM samples.

QA/QC program results do not indicate any significant issues with the sampling and analytical programs.

The QP is of the opinion that the quality of the analytical data is sufficiently reliable to support Mineral Resource estimation without limitations on Mineral Resource confidence categories.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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12.0 DATA VERIFICATION

12.1 Côté

The 2019 Côté drill hole database consisted of the 2018 Mineral Resource estimate data updated by SLR with files provided by IAMGOLD for the drilling performed since the 2018 Mineral Resource estimate.  The drill hole information added to the data base since the 2018 Mineral Resource estimate consisted of 4,882 samples from 38 drill holes, totalling 4,854.8 m of core.

The 2018 Côté database had previously been validated internally by IAMGOLD and by Wood for the 2018 Mineral Resource estimate.  In 2017, SLR, as RPA, validated the Côté database during the preparation of a Mineral Resource update.

IAMGOLD's internal validation for the 2019 Côté database included checks on collar position, down hole deviation survey, drill logging information, sampling procedures, and assay data.

SLR compared the 2019 drill hole database against static versions of the previously validated 2017 and 2018 versions.  Assay certificates for the samples collected since the 2018 Mineral Resource estimate were compiled and compared to the 2019 data.  SLR notes that no issues were identified.

As part of standard procedures, SLR verified the 2019 database using the validation tools available in Seequent's Leapfrog and Geovia Gems.  Checks on minimum and maximum values for various data fields, the presence of negative or zero values, and checks for the presence of unusual symbols were performed.  Visual inspection of borehole traces and comparison of collars and topographic surfaces were performed, as well as checks for gaps in the logging and interval overlaps.

Mr. Tudorel Ciuculescu, P.Geo., SLR Consultant Geologist, and independent QP, carried out a site visit to the Côté deposit on October 7 to 8, 2019.  During the site visit, Mr. Ciuculescu reviewed the work performed at Côté.  The review included outcrop observations, collar position check with a hand-held GPS, review of core handling, logging, and sampling procedures.  Core from several drill holes was reviewed, covering the main lithologies and mineralization styles.  Drill logs and assay results from the selected drill holes were compared against the core.

The QP had full access to all of the data required to conduct their data verification work and there are no limitations on this work.

The QP is of the opinion that the Côté drill hole database complies with industry standards and is adequate for the purposes of Mineral Resource estimation.

12.2 Gosselin

The Gosselin deposit has been drilled by IAMGOLD since 2016.  As the footprint of the mineralized zone increased, drilling proximal to Gosselin and adjacent deposits was used to complement the information collected during the Gosselin drilling campaigns.  Historical drilling of the Gosselin deposit or nearby dates since 1987, with the bulk of the information collected after 2010.  The Gosselin Mineral Resource estimation drill hole database has been maintained and updated by IAMGOLD personnel.

Mr. Ciuculescu, an independent QP, carried out a site visit to the Gosselin deposit on July 19 to 21, 2021.  During the site visit, Mr. Ciuculescu reviewed the work performed at Gosselin.  The review included stops at various outcrops and at working drill rigs on land and lake.  Collar positions were measured with a hand-held GPS.  Core handling, logging, sampling, assay methodology, and QA/QC protocols were reviewed.  Relevant intervals of core from various holes were examined, comparing the logged information to the core.  The assay results were reviewed along with the core for the mineralized intercepts.

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Mr. Ciuculescu collected quartered core material, from the half core witness material, as check samples to confirm the presence of mineralization in the Gosselin drilling.  The selected mineralized intercepts had grades above the intended resource cut-off value and came from two recent drill holes that were also part of the drill core reviewed during the site visit.  The mass of the quartered core check samples is half of that submitted for assaying original field samples and field duplicate samples, hence the assay results of the check samples were generally not expected to be fully comparable to the to the original samples.  The samples preparation and assay method are similar to those used for the original samples.  The results of the check samples were in good agreement with the original samples, as can be observed in Table 12-1.

Table 12-1: Independent Confirmation Samples

IAMGOLD Corporation - Côté Gold Project

Drill Hole	From (m)	To (m)	Sample Number	Original Assay (Au g/t)	Check Assay (Au g/t)
GOS20-38	168.00	169.09	1077185	0.62	0.38
GOS20-38	169.09	170.00	1077186	0.94	0.50
GOS20-38	170.00	171.00	1077187	0.43	0.65
GOS20-38	171.00	172.00	1077188	0.63	0.23
GOS21-67	155.00	156.00	438152	2.11	2.60
GOS21-67	156.00	157.00	438153	2.91	3.47
GOS21-67	157.00	158.00	438154	5.83	8.26

The Gosselin drill hole database is maintained by IAMGOLD's exploration team in Microsoft (MS) Access.  Drill hole logs, assay certificates, deviation survey measurements, and density data are collected in data sheets, subjected to validation protocols, and then imported into the master MS Access database.

SLR verified the supplied drill hole data prior to commencing Mineral Resource estimation.  The validation steps included checks of:

• Sample length

• Maximum and minimum values

• Negative values

• Detection limit/zero values/unusual symbols

• Borehole deviations

• Interval gaps

• Interval overlaps

• Drill hole collar versus topography

• Comparison of assay certificate versus database values

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IAMGOLD provided assay certificates for database validation.  Values from 202 assay certificates were compared to the Gosselin database assay table.  A total of 37,797 samples were matched, representing approximatively 80% of the samples in the Gosselin database.  SLR notes that no issues were identified.

SLR recommends that the unified Gosselin resource database, in addition to the currently available details, be updated with information identifying the assay laboratory file source of the final gold value.  This will enhance the auditability of the database content and facilitate tracking of the relevant certificate in the case of re-assayed sample batches.

The QP had full access to all of the data required to conduct their data verification work and there are no limitations on this work.

The QP is of the opinion that the Gosselin drill hole database complies with industry standards and is adequate for the purposes of Mineral Resource estimation.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

13.1 Metallurgical Test Work

13.1.1 Composites

Grinding and metallurgical test work was conducted at SGS facilities in Lakefield, Ontario, on mineralized material extracted from the Côté deposit during the 2009 to 2011 drilling campaigns, and in 2020 from the Gosselin deposit (Table 13-1 and Table 13-2).

The metallurgical sample list for Côté comprises 93 composites (variability samples) labelled C25-01 to C25-93.  Master composites A and B were prepared with the 93 variability samples.  Master Composite A represents non-copper-bearing mineralization.  Master Composite B represents high copper-content material, which represents approximately 10% of the Côté deposit.  Figure 13-1 presents the locations of the samples used to generate the composites.

A separate set of composite samples for comminution tests was generated following the same controls as the metallurgical composites.  This comminution characterization work was oriented towards SAG milling.

In 2016, a metallurgical drilling program was undertaken to support the PFS oriented towards HPGR milling.  Six new holes were drilled, totalling 1,422 m.  Sample intervals were selected on the basis of the prevalent lithology-alteration groupings within the mineralized zones.  Figure 13-2 presents the 2016 metallurgical drill holes.

For the Gosselin deposit, ten composite samples were prepared for the preliminary test program conducted at SGS during the summer of 2020.  The Gosselin composites were prepared from exploration drill holes and consisted of half NQ cores.  The samples were selected to represent the known extent of the Gosselin deposit.  The preliminary program consisted of chemical analysis, comminution testing, and whole ore cyanidation bottle roll tests.  The locations of the Gosselin composite samples are presented in Figure 13-3.

Table 13-1: Comminution Test Work Programs

IAMGOLD Corporation - Côté Gold Project

Program No.	Samples	Purpose
12589-001 (SGS, 2011)	Composite 1 (Cu mineralization) Composite 2 (Au mineralization)	Bond ball mill grindability test
12589-003 (SGS, 2012)	S-1 to S-3 (bulk material from surface)	JK Drop weight test, Bond low energy impact test, Bond rod mill and ball mill grindability test, Bond abrasion test, cyanidation tests
G-1 to G-10 (geotechnical samples)
GR-01 to GR-92 (geometallurgy study)

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Program No.	Samples	Purpose
12589-004 (SGS, 2014)	GR-2xx 17 samples	JK Drop weight test, Bond low energy impact test, Bond rod mill and ball mill grindability test, Bond abrasion test
	C25-2xx 31 samples	Variability, SAG mill comminution (SMC) test, Bond ball mill grindability test
T2127 (COREM, 2017)	COR0001 to COR0004	Effect of aging of drill core
	COR0005 to COR0013	Single pass HPGR on lithologies
	COR0014 - Design Composite	HPGR pilot plant
	COR0014 - Design Composite	Atwal test
	COR0016 - COR0021	Crushing test work
UBC_CL17 (UBC, 2017)	UBC0001 - UBC0031	31 piston press tests to determine relative ore hardness of 12 varying lithologies and alterations
2220-8975 (Thyssenkrupp, 2017)	WE 15367	High pressure grinding Atwal wear rate determination
T2446 (COREM, 2018)	COOR0014 - Design Composite	HPGR test work in close circuit validation of T2127 with Weir Minera's specialist present
T2622 (Nagrom, 2018)	COOR0014 - Design Composite	Dry screening test work
17868-01 (SGS, 2020)	GS-001 to GS-010	Grindability testing on Gosselin material

Table 13-2: Test Work Programs - Metallurgy

IAMGOLD Corporation - Côté Gold Project

Program No.	Samples	Purpose
13345-001 (SGS, 2011)	Composites 1, 2 & 3	Gold deportment, flotation, leaching, heap leaching, acid base accounting (ABA) studies on whole ore and leach tailings
12589-001 (SGS, 2011)	Composite 1 (Cu mineralization) Composite 2 (Au mineralization)

Gravity, flotation on whole ore and gravity tailings.  Leaching on whole ore, gravity tailings and flotation tailings.  Non-acid generation and ABA studies.  Qualitative mineralogical evaluation (QEMSCAN/RMS)

12589-002 (SGS, 2012)		Geometallurgical Investigation
12589-003 (SGS, 2012 to 2013)	S-1 to S-3 (bulk material from surface)	Gravity, leaching on gravity tailings
	G-1 to G-10 (geotechnical samples)	Gravity, leaching on gravity tailings
	Composite A & B C25-01 to C25-93	Variability test work program. Gravity, flotation, heap leaching. Leaching on whole ore, gravity tailings and flotation tailings. Optimization test work

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Program No.	Samples	Purpose
T2193 (COREM, 2017) (Phase I)	COR0014 - Design Composite	Mineralogy, gravity, leaching of gravity tails, thickening
16095-001 (SGS, 2017)	COR0005 to COR0010	Static settling, dynamic thickening, rheology, settling density tests
16529-001 (SGS, 2018)	COR0014-Design Composite	Optimization testing
17868-01 (SGS, 2020)	GS-001 to GS-010	Whole ore leaching (WOL) tests on Gosselin material

Source: Wood, 2018.

Notes:

1. Locations relative to the 0.25 g/t Au grade shell (pink shades)

2. Metallurgical composites are in blue.

3. Comminution composites are in red.

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Figure 13-1: Côté Metallurgical and Comminution Composites Spatial Location

Source: Wood, 2018.

Figure 13-2: 2016 Côté Metallurgical Drill Holes Location, Plan View

Source: Wood, 2018.

Figure 13-3:  Gosselin Metallurgical and Comminution Composites Spatial Location, Looking North

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13.1.2 Mineralogy

As part of the 2011 test work program, the mineral contents of Composites 1 and 2 were determined using the Rapid Mineral Scan (RMS) function in QEMSCAN.  SGS observed that the sulphide mineral content accounted for approximately 1% of the sample weight of Composite 1 and 0.06% of Composite 2.

Sulphide minerals and their proportions in Composites 1 and 2, respectively, were:

• Pyrite: 0.43% and 0.01%

• Chalcopyrite: 0.57% and 0.01%

• Other sulphides: 0.02% and 0.05%

Based on these analyses, the QP is of the opinion that no obvious environmental concerns are indicated.

In 2012, SGS undertook a gold deportment study which concluded that the primary gold mineral was native gold, with an average composition of 86.9% Au and 9.8% Ag.  The second-most abundant gold mineral was electrum, with an average composition of 64.8% Au and 30.8% Ag.  Other gold minerals identified were kustelite, calaverite, petsite, and an unknown tellurium-gold-bismuth alloy.

In processing a sample weighing approximately 753 g with a target size of K80 = 150 μm, a total of 132 gold grains were observed.  The grains ranged in size from 0.6 μm to 216.5 μm, with an average size of 12.5 μm.

The overall gold distribution analysis (disregarding the possible submicroscopic gold contribution to the head gold assay) demonstrated that:

• Liberated gold accounts for approximately 19.8% of the total gold assay, with a size range of 1.1 μm to 216.5 μm, and an average size of 27.1 μm.

• Gold attached to pyrite, chalcopyrite, bismuth-tellurium, non-opaque, and other minerals accounted for 1.0% of the total gold assay, with a size range of 1.5 μm to 22.6 μm, and an average size of 7.8 μm.

• Gold that was observed to be "locked" (at K80 = 150 μm) in non-opaque minerals, pyrite, and other minerals accounted for 54.0% of the total gold assay, with a size range of 0.6 μm to 51.7 μm, and an average size of 3.9 μm.

• The remaining 25% of the gold occurred in an unknown form.  A leach test conducted on this fraction determined that 75% of the gold in this sub-sample was leachable.  Since sulphides were not observed in this fraction, it was concluded that most of the gold in this fraction was associated with silicates.

Limited mineralogical information was obtained regarding silver.  Only traces of silver-bearing minerals, including electrum and silver-gold tellurides, were observed.

For the Gosselin deposit, samples were crushed to the required sizes for the comminution test work and the remaining material was crushed to pass 10 mesh.  A small sample was removed and submitted for head analysis.  Labelled with identification numbers GS-001 through to GS-010, the ten composites were analyzed for gold, silver, total sulphur, cyanide soluble copper (CuNaCNsol), total copper, and total organic carbon (TOC).  The chemical analysis results with lithology are provided in Table 13-3.  The Gosselin metallurgical sample locations are presented in Figure 13-3

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Table 13-3: Gosselin Head Assays with Predominant Lithology

IAMGOLD Corporation - Côté Gold Project

Deposit	Sample ID	Sample Weight (kg)	Lithology	Au g/t	Ag g/t	S %	S2- %	Cu %	CuNaCNsol %	TOC %
	GS-001	38	Diorite	0.97	<10	0.31	0.28	0.24	0.025	<0.05
	GS-002	35	Hydrothermal Breccia	1.21	<10	0.84	0.72	0.33	0.025	<0.05
	GS-003	36	Diorite Breccia	1.11	<10	0.30	0.29	0.19	0.022	<0.05
	GS-004	34	Tonalite	0.64	<10	0.23	0.21	0.061	0.008	<0.05
	GS-005	33	Tonalite	0.81	<10	0.67	0.57	0.086	0.011	<0.05
	GS-006	33	Tonalite	1.79	<10	0.44	0.44	0.22	0.018	<0.05
	GS-007	43	Tonalite	0.38	<10	0.34	0.34	0.22	0.018	<0.05
	GS-008	35	Tonalite	1.11	<10	0.29	0.29	0.11	0.011	<0.05
	GS-009	36	Tonalite	1.12	<10	0.17	0.17	0.061	0.010	<0.05
	GS-010	33	Tonalite	1.44	<10	0.42	0.42	0.073	0.010	<0.05
	5 PCTL	-	-	0.21	-	0.01	-	0.001	-	-
	25 PCTL	-	-	0.45	-	0.07	-	0.005	-	-
	50 PCTL	-	-	0.74	-	0.10	-	0.010	-	-
	75 PCTL	-	-	1.28	-	0.20	-	0.024	-	-
	95 PCTL	-	-	2.87	-	0.57	-	0.120	-	-

13.1.3 Comminution Test Work

Comminution data, which includes Bond low impact (crusher), rod mill (RWi), and ball mill work (BWi) indices and Bond abrasion indices (Ai), were produced during several test programs.  Within these test programs, SMC tests were completed to determine the ore hardness characteristics.

The product of A and b, referred to as A x b, is universally accepted as the parameter which represents an ore's resistance to impact breakage based on JK Drop Weight tests.  Most of the A x b values are below 30 (refer to the data in Table 13-5), which indicates very competent material and that the mineralization is well-suited to a HPGR circuit.

Work was also performed at the pilot plant level for HPGR testing at COREM.  COREM is a consortium, located in Québec City, Québec, composed of several mining companies and the Government of Québec, which provides a wide range of mineral processing and analytical services.

For the design composite (2016 Metallurgical Drill Holes in 5-Year Pit Shell), the recycle HPGR test results indicated that a specific throughput value (m-dot) of 226.3 (tph)/(m3/s), net energy consumed was 1.63 kWh/t of HPGR feed, a specific pressure of 3.4 N/mm2, a closing screen size of four millimetres, and a screen undersize, T80, value of 2.1 mm.

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Atwal test work was performed on the pilot plant sample used for HPGR sizing.  The specific wear rate measured for the sample was classified as high with the wear rate from two tests averaging 54.26 g/t at a specific grinding pressure of 4 N/mm2 and varying moisture contents between 1% and 3%.

Piston press testing was performed at the University of British Columbia (UBC) in Vancouver, British Columbia, as part of the mineralization variability assessments.  Specific energy consumption in the piston press tests varied from 1.2 kWh/t to 2.7 kWh/t, with an average of 1.81 kWh/t.  Wood notes that when compared to the pilot plant average specific energy of 1.63 kWh/t, this indicates that the net specific energy could rise to 2.4 kWh/t.  Although the variability indicates a risk to achieving throughput for the harder ores, it should be noted that piston press tests will always exhibit variability extremes and are only used as an additional method to confirm pilot plant results.  With the estimated installed power of 7,776 kW, the design circulating throughput can be achieved at a specific energy of 2.2 kWh/t or approximately the 75th percentile ore specific energy level.

The COREM 2.5 t design composite included proportional amounts of post mineralized dykes, namely, Proterozoic age diabase dykes, lamprophyre dykes, and Archean mafic dykes, whereas the UBC piston tests did not include this softer barren mafic material.  This is possibly an important reason why the average specific energy of the design composite is lower than the piston test results.

A summary of the comminution data is presented in Table 13-4.

Table 13-4: Comminution Design Parameters

IAMGOLD Corporation - Côté Gold Project

Metric	Units	75th Percentile
Ore SG		2.7[1]
Ore moisture content	%	3 - 5[1]
Ai		0.68[1]
Bond low energy impact (crushing) work index	kWh/t	13.3[1]
RWi	kWh/t	17.3[1]
BWi	kWh/t	16.1[2]
Drop-weight index (DWi)	kWh/m3	11.0[2]
Mia (coarse particle component)	kWh/t	28.9[2]
Mib (fine particle component)	kWh/t	19.7[2]
Mih (HPGR component)	kWh/t	23.6[2]
Mic (crusher component)	kWh/t	12.2[2]

Notes:

1. GS 1589-003 and 004 and COREM.

2. Production Year 1 to 5 samples.

These comminution design parameters were used primarily for the following activities:

• Calculating gyratory crusher and secondary cone crusher specifications using the standard Bond method.

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• Providing pilot plant test work to top tier HPGR manufacturers for the purpose of applying their proprietary scale up tools and recommending an m-dot for machine sizing and power requirement calculations.  HPGR sizing is based on the m-dot, or specific throughput value determined in the pilot plant work.

• Calculating ball mill and vertical stirred mill specifications using the SMC method.  SMC power was calculated from 80 samples, with adjustment from the bulk sample COR-014 as only Bond work was measured.  No credits were taken for micro cracking.

To add confidence to the use of HPGRs for Côté ore, external reviews were conducted at each stage of the test program.  The third-party reviewer was selected on the basis of having supervised HPGR test work and run operations at a HPGR facility.  The third-party recommendations were implemented in the current circuit configuration.

For the Gosselin deposit, SMC, BWi, and AI testing was performed on the ten composite samples.  The results of the Gosselin comminution tests are summarized in Table 13-5

Table 13-5: Gosselin Comminution Test Results

IAMGOLD Corporation - Côté Gold Project

Sample Name	Relative Density	JK Parameters					BWi (kWh/t)	Ai
		A x b	ta1	SCSE	Mia	Mib[1]
GS-001	2.90	22.8	0.20	13.8	30.3	20.1	15.8	0.340
GS-002	2.72	28.9	0.27	11.6	25.3	18.2	14.6	0.680
GS-003	2.70	27.0	0.26	11.9	26.8	17.9	14.4	0.698
GS-004	2.69	30.0	0.29	11.3	24.6	19.1	15.2	0.786
GS-005	2.71	24.0	0.23	12.7	29.9	14.7	12.1	0.685
GS-006	2.71	26.0	0.25	12.2	27.8	19.1	15.2	0.648
GS-007	2.70	30.0	0.29	11.3	24.4	19.7	15.7	0.732
GS-008	2.71	25.4	0.24	12.4	28.0	18.5	14.6	0.581
GS-009	2.69	25.0	0.24	12.4	28.2	18.0	14.4	0.626
GS-010	2.69	30.7	0.30	11.2	24.1	15.2	12.4	0.484
Maximum	2.90	22.8	0.20	13.8	30.3	20.1	15.8	0.786
Average	2.72	27.0	0.26	12.1	26.9	18.1	14.5	0.626
Minimum	2.69	30.7	0.30	11.2	24.1	14.7	12.1	0.340
Std. Deviation	0.06	2.8	0.03	0.8	2.3	1.8	1.2	0.130

Notes:

1. The ta and Mib values reported as part of the SMC procedure are estimates

Mia and Mib are used as indicators for grindability in mills of coarse and fine size materials, respectively.  The estimation of ball mill power requirements for Côté is based on these indicators from other operations using HPGR and ball mills.  Figure 13-4 demonstrates that the Gosselin Mia and Mib are slightly lower than for Côté.

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Based on the SMC test work and the specific energy calculation, the process plant throughput with Gosselin material is estimated to be approximately 4% higher than with Côté material due to the hardness of the Gosselin material.

Source: SGS, 2020.

Figure 13-4: Comparison Côté and Gosselin Mia and Mib Values

BWi is commonly used as an indicator for grindability in mills.  This parameter for Gosselin is slightly lower than for Côté, as demonstrated in Figure 13-5.

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Source: SGS, 2020.

Figure 13-5: Comparison Côté and Gosselin Ball Mill Work Indices

Ai is used as an indicator for metal wear, for crusher/mill liner life expectancy, and for grinding media consumption estimates.  The Gosselin results are similar to the 75th percentile for the Côté material, as such no modifications to those assumptions have been made for the Gosselin deposit.  A comparison between Côté and Gosselin Ai values is presented in Figure 13-6.

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Source: SGS, 2020.

Figure 13-6: Comparison of Côté and Gosselin Abrasion Indices

13.1.4 Gravity Test Work

Six Laplante extended gravity recoverable gold (GRG) tests were conducted on Côté composites.  The bulk extended GRG results and the cumulative three-state GRG recoveries varied between 61% and 74% with a size classification of the GRG as fine to moderate using the AMIRA size classification scale.

Overall, the samples are moderate in GRG, and the GRG is fine to moderate.  This characteristic, combined with the two-stage milling circuit configuration, makes gravity recovery more challenging.

Modelling was undertaken for several gravity circuit installation options, as follows:

• Primary grinding only

• Secondary grind only

• Primary and secondary grinding, combined

A secondary only gravity circuit resulted in the second highest recovery at a lower cost, with the gravity in both circuits resulting in the highest recovery.  Simulations have estimated gravity recovery in the range of 20% to 30%.  This estimate is considered indicative since the secondary gravity recovery results have a lower confidence level as any changes in upstream conditions will have a magnified effect on the downstream secondary model.

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13.1.5 Cyanide Leaching Test Work

Emphasis in earlier test work programs was on determining ultimate gold extraction, followed by variability work on geometallurgical samples, and, most recently, optimization on several master composites.  Table 13-6 lists the range of conditions of the WOL and gravity tailings leach tests performed to date.  The results indicate that high recoveries are attainable by cyanide leaching, gold recoveries are improved by finer grinding, and oxygen enhances the leaching kinetics and allows equivalent results using as little as 0.3 g/L NaCN.  All Côté samples leached with relatively consistent kinetics, with an average gravity recovery of 32% and overall extraction of 91% after 30 hours, reaching a plateau average extraction of 93% for these samples at 48 hours.

Table 13-6: General Test Conditions

IAMGOLD Corporation - Côté Gold Project

	Program (Composite)	Residence Time (h)	Available NaCN (g/L)	Nominal Grind P80[1] (µm)	Other
WOL tests	12589-001 (1 & 2)	48	0.5	75-150	Preconditioning - O2
	13345 (1, 2 & 3)	48	0.5	75-250	Preconditioning - O2 10 g/L carbon
	12589-003 (A)	48	0.5	75-150	Preconditioning - O2
	17868-01 (Gosselin)	72		100	O2
Gravity tailings cyanidation tests	12589-001 (1 & 2)	48	0.5	75-150	O2
	12589-003 (A)	48	0.5	75-150	O2
	12859-003 - Variability (C25, S & G)	48	0.5	75-100	Preconditioning - O2
	12859-004 - Variability (C25-RV)	48	0.5	85-120
	T2127 (COR014)	48	0.3-0.7	75-212	O2
	16529-001 (COR014)	30-48	0.2-0.5	75-212	O2

Note:

1. 80% passing (P80).

Overall, the results also indicated that gold leached well in the levels of oxygen (O2) provided in the standard bottle-roll procedure.

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13.1.5.1 Effect of Head Grade

The response of samples to the gravity leach circuit is identified as being relatively consistent through the head grade range plotted (> 0.25 g/t Au).  Grinding was noted as being a stronger driver of recovery than head grade.  The variability work also indicated that ultimate recovery is not determined by lithology, i.e., all the lithologies present appear to behave similarly.  This apparent uniformity in the mineralization, however, may be a consequence of the gravity step ahead of leaching, which removes liberated gold to produce a more uniform leach feed sample, highlighting the importance of the gravity step in achieving consistent plant recoveries.

13.1.5.2 Effect of Grind Size

The positive effect of grind size on extraction was recognized early in the project development, and each metallurgical test program to date has collected data on this aspect.

SGS Program 12589-003 compared the effect of grinding on the WOL and gravity tailings leach flowsheet options.  At coarser grinds, gravity concentration ahead of leaching can contribute to higher recovery by removing coarser gold that would take longer than the allocated leach residence time.  The regression coefficients between grind size and extraction suggests that grind size is indeed the primary driver.  Other factors, such as alteration, head grade, and lithology, are not determinants.  Similar trends were observed in the variability program.

In 2017, additional grind size versus leach extraction tests were performed on the five year production composite used for HPGR pilot plant testing.  While the five year composite was observed to follow the general trend, it exhibited better metallurgical extractions, which is likely a result of the higher than average GRG content in the composite.

13.1.5.3 Reagent Usage

The laboratory tests indicate the following cyanide consumption trends:

• The mineralization is clean, and no cyanicides are present except for small amounts of sulphur and iron.

• High NaCN concentrations result in increased NaCN consumption.

• For in-plant practice, the optimal dosage range is 0.3 g/L to 0.5 g/L NaCN.

• The use of oxygen allows the dosage to be brought to the lower end of the range.

• Cyanide consumption in the plant is anticipated to be in line with industrial practice, and gravity tailings leach is expected to be approximately 100 g/t of ore.

Laboratory results also indicate that cyanide and lime consumption are quite low in comparison to what is typically observed in industry , however, this reflects the lack of cyanicides and other cyanide consumers.  Lime consumption is also reduced due to the basic nature of the ore.  The use of oxygen further reduces cyanide and lime consumption.

The higher consumption reported by the five year composite is believed to be caused by the aging of the sample.  Moreover, the cyanide consumption in the test with sparged air was very likely a function of the large volume of air sparged into the pulp.  Cyanide was likely volatilized into the air, and not consumed by the ore itself.

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13.1.5.4 Carbon-in Pulp Modelling

The semi-empirical Mintek models were used to simulate the operating conditions and check the robustness of the CIP option.

Carbon adsorption modelling test work on the five year composite gravity tails demonstrated that the gravity tails respond well to the CIP process.  Barren gold solution losses of 0.006 mg/L were achieved based on a system comprising eight stages of 450 m3 tanks, using 50 g/L carbon concentration and a 20 tpd carbon transfer rate with an estimated carbon loading of about 1,000 g/t Au.

13.1.5.5 Cyanide Destruction

The cyanide destruction continuous laboratory tests using the SO2/air process resulted in tailings containing less than 1 mg/L total cyanide (CNT).  The best cyanide destruction results were achieved at a pulp density of 50% solids, pH of 8.8, using an SO2 / weakly acid dissociable cyanide (CNWAD) ratio of 5, and a Cu/CNWAD ratio of 0.1.  Retention time was estimated to be sufficient to achieve the target CNT of less than 1 mg/L.

13.1.5.6 Preliminary Cyanide Leaching Test for the Gosselin Deposit

For the Gosselin deposit, ten bottle roll cyanidation tests were performed (Program 17868-01), under the same conditions as the Côté optimized condition, with the exception of leaching duration.  As an WOL was performed instead of gravity tailings leach, a duration of 72 h was used versus 48 h.

While cyanide and lime consumption for Gosselin material was identified as being low, averaging 0.41 kg/t and 0.18 kg/t, respectively, it remains higher than for Côté material due to the higher copper and sulphur content.  Overall gold extractions for the Gosselin material ranged from 87.0% to 96.8%, averaging 93.8%, while silver extractions were lower, ranging from 30% to 74%, averaging 51%.  Cyanide soluble copper extraction was noted as being low, ranging from 4% to 12%, and averaging 5.7%.  The extraction rate at 30 hours averaged 89% despite the test work not including gravity separation.

The preliminary test work indicates that Gosselin ore will achieve similar recoveries to the Côté ore.  Wood recommends that a more detailed test program which includes gravity recovery be performed to validate and confirm the results from the preliminary test work.

13.1.6 Solid-Liquid Separation

13.1.6.1 Thickening and Rheology

Early solid-liquid separation test work indicated that an underflow density of 62% was achievable at a unit area of 0.075 m2/tpd while still maintaining acceptable levels of suspended solids in the overflow.  Test work also strongly indicated that operating at lower unit areas is possible, as unit rates of 0.06 m2/tpd to 0.07 m2/tpd still produced acceptable underflow densities.

Optimization test work was performed on a cyanide-destroyed (CND) five year composite sample.  Site water was not available for this test.  Results indicated:

• The flocculant scoping tests confirmed that Magnafloc 333 was suitable at a dosage of 15 g/t Au to a diluted thickener feed at 15% w/w solids.

• The thickener unit areas that were examined ranged from 0.1 m2/tpd to 0.05 m2/tpd.

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• The critical solids density reported was approximately 67.5%, which corresponds to a yield stress of 35 Pa under unsheared flow conditions.  The fully-sheared whole tailings yield stress at the thickener underflow target of 62% w/w solids was below 10 Pa.

In summary, high rate thickening should achieve the thickener underflow target of 62% w/w solids and laminar settling concerns are not expected.

13.1.7 Barren Solution Analysis

The barren solution analysis performed in the early scoping programs on Composites 1, 2, and 3 suggest that metal dissolution during cyanide leaching is low, and there are no obvious environmental concerns.

13.2 Recovery Estimates

The average gold recovery estimate remains at 91.8% as set during the PFS and is presented in Table 13-7.  Silver content is consistently reported below 2 g/t Ag and the test work does not report on silver recovery.

Table 13-7: Gold Recovery Estimate for 36,000 tpd and 100 µm Target Grind

IAMGOLD Corporation - Côté Gold Project

Parameter	Units	Value
Head gold grade, average	g/t Au	0.94
Head silver grade, average	g/t Ag	<2
Au Recovery by Gravity Concentration	%	23
Intensive leach recovery	%	99
Leach recovery	%	90.9
CIP Recovery (soluble and carbon fines losses)%		99
Desorption, regeneration, and refining recovery	%	99.5
Overall Au recovery	%	91.8

13.3 Metallurgical Variability

Samples selected for metallurgical testing were representative of the various types and styles of mineralization within the different zones.  Samples were selected from a range of locations within the deposit zones.  Sufficient samples were taken so that tests were performed using adequate sample weights.

Overall, metallurgical test results indicate that all the variability samples were readily amenable to gravity concentration and cyanide leach.  A total of 93 samples and 162 tests were performed.

13.4 Deleterious Elements

Metal dissolution during cyanide leaching was observed to be low, and there are no obvious concerns with deleterious elements.

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13.5 Comments on Section 13

Wood offers the following conclusions on mineral processing at Côté:

• The mineralization is free-milling (non-refractory).

• A portion of the gold liberates during grinding and is amenable to gravity concentration, and the response to gravity and leaching is relatively consistent across head grades.  Therefore, lower grade gold material is expected to exhibit the same level of metal extraction.

• Individual lithologies follow the general trends for grind size sensitivity and cyanide consumption.

• Overall recovery is estimated at 91.8% for the processing of 36,000 tpd using the proposed flowsheet.

• Cyanide and lime consumption is quite low in comparison to industry standards, this is believed to be a result of a lack of cyanicides and other cyanide consumers.  Lime consumption is also positively impacted by the basic nature of the ore.

• Metal dissolution during cyanide leaching was observed to be low, and there are no obvious concerns with deleterious elements.

Wood reviewed the preliminary test work conducted on the Gosselin deposit and concludes that:

• Gosselin material can be processed through the Côté process plant with similar throughputs and recoveries.

• SMC, BWi, and Ai results are similar to Côté material

  Mia is 28.1 kWh/t at 75th percentile (Côté is 28.9 kWh/t)
  Mib is 19.1 kWh/t at 75th percentile (Côté is 19.7 kWh/t)
  Bwi is 15.2 kWh/t at 75th percentile (Côté is 16.1 kWh/t)
  Ai is 0.69 g at 75th percentile (Côté is 0.68 g)

• Gold extraction at 30 hours ranged from 77% (GS006) to 96% (GS007), with an average of 89% without gravity separation ahead of cyanidation.

• A more detailed test program is required for the Gosselin deposit to validate and confirm the results from the preliminary test work.

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14.0 MINERAL RESOURCE ESTIMATE

14.1 Côté

14.1.1 Summary

In 2019, SLR prepared an updated Côté Mineral Resource estimate which included the incorporation of additional drilling and updated mineralization wireframes, recognized local grade trends, eliminated the Fault domain, and used a new classification approach.  IAMGOLD is treating this estimate as the current Mineral Resource estimate for the Côté deposit.  Table 14-1 presents a summary of the updated Côté deposit Mineral Resource estimate as of December 19, 2019.

Table 14-1: Summary of Côté Mineral Resources - December 19, 2019

IAMGOLD Corporation - Côté Gold Project

Classification	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)
Measured	152.1	0.97	4.72
Indicated	213.4	0.80	5.48
Measured and Indicated	365.5	0.87	10.20

Inferred	189.6	0.63	3.82

Notes:

1. Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions) were followed for Mineral Resources.

2. Mineral Resources are inclusive of Mineral Reserves.

3. Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au.

4. Mineral Resources are estimated using a long term price of US$1,500/oz Au, and a US$/C$ exchange rate of 1.30.

5. Bulk density varies from 2.69 t/m3 to 2.85 t/m3.

6. Mineral Resources are constrained by an optimized resource shell.

7. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

8. Numbers may not add due to rounding.

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

14.1.2 Resource Database

At the time of data handover, IAMGOLD was in the process of rebuilding the assay database for the Côté deposit.  IAMGOLD provided the 2018 Mineral Resource estimate database and data for the 2019 drilling.  SLR merged the previously validated 2018 Côté database with more recent drilling data in order to create the database for the December 2019 Mineral Resource estimate update.

The 2019 Côté database, with a data cut-off at the end of September 2019, contained 750 drill holes, for a total of 311,034 m drilled.  The assay table contained 300,768 samples, with a total length of 294,399 m of sampled core.  Down hole deviation survey, lithology, alteration, ICP analysis results, mineralization, and structural information were also present in the database.

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Since the previous 2018 Mineral Resource estimate, 5,558 m have been drilled at Côté, in 38 core drill holes.  The 2019 drilling had 4,482 samples for a total length of sampled core of 4,854.8 m.  Figure 14-1 presents the historic drilling, and the 2018 and 2019 drilling.  The 2019 holes are predominately peripheral to the interpreted mineralized domains.

Drill hole database verification steps are described in Section 12 of this Technical Report.

Figure 14-1: Côté Deposit Drilling

14.1.3 Geological Interpretation

IAMGOLD geologists prepared updated lithology, mineralization, and overburden domains incorporating the 2019 drilling information available.  Wireframes were provided as separate dxf files and as a Seequent Leapfrog project.

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SLR reviewed and adopted the provided Côté wireframes.  Subsequently, SLR decided to consider the Fault domain as a plane and to distribute the volume of the provided Fault domain in the neighbouring domains.  The plane of the fault, as redefined by SLR, is a break in grade along the fault intercept.  This plane was then used as a boundary for lithology and interpolation domains.  Figure 14-2 and Figure 14-3 present the low grade North and South domains, Extended Breccia, Diabase Dikes, Diorite, Diorite Breccia (BXDR), and Hydrothermal Breccia (HDBX) wireframes.

Figure 14-2: Côté Interpolation Domains

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Figure 14-3: Côté Lithology Domains

The mineralization, lithology, and fault plane allowed the separation of North and South, constrained (higher grade, more continuous) and unconstrained (lower grade, low continuity) domains, with a further subdivision based on lithology.

SLR created additional surfaces and solids in Leapfrog and GEMS to allow finer control for grade interpolation purposes inside the extended breccia domains.  Grade trends were identified, investigated, and modelled.

14.1.4 Resource Assays

Assays were back-flagged with mineralization and lithology information for descriptive statistics.  SLR notes that high grade gold samples were observed in almost all of the subdomains.  To reduce the influence of the erratic high grade values, SLR performed a capping analysis and determined capping levels for the various domains using histograms, probability plots, decile analysis, and disintegration analysis.  Descriptive statistics for uncapped and capped assay values are presented in Table 14-2 by mineralization and area domains, and in Table 14-3 by lithology subdomains.

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Table 14-2: Resource Assays Descriptive Statistics by Interpolation Domain

IAMGOLD Corporation - Côté Gold Project

Element	Domain	Area	Code	Count	Min	Max	Mean	Variance	StDev	CV
Au (g/t)	Unconstrained	N	100	108,312	0	210.98	0.158	2.43	1.558	9.89
		S	200	56,242	0	158.25	0.146	1.76	1.326	9.05
	Extended Breccia	N	1000	61,674	0	1370	0.734	66.2	8.136	11.08
		S	2000	70,745	0	2917.23	0.98	216.9	14.727	15.03
Capped Au (g/t)	Unconstrained	N	100	108,312	0	15	0.14	0.4	0.63	4.49
		S	200	56,242	0	15	0.13	0.4	0.636	4.88
	Extended Breccia	N	1000	61,674	0	50	0.64	5.46	2.337	3.65
		S	2000	70,745	0	60	0.82	8.56	2.926	3.57

Table 14-3: Resource Assays Descriptive Statistics by Subdomain

IAMGOLD Corporation - Côté Gold Project

Element	Model	Area	Lithology	Code	Count	Min	Max	Mean	Variance	StDev	CV
Au (g/t)	Unconstrained	N	HDBX	110	922	0	11.12	0.217	0.54	0.737	3.4
			BXDR	120	777	0	55.63	0.315	4.35	2.085	6.62
			Diorite	160	24,454	0	210.98	0.15	4.02	2.004	13.37
			Tonalite	170	82,159	0	193.53	0.158	1.95	1.398	8.87
		S	HDBX	210	295	0	5.11	0.232	0.29	0.539	2.32
			BXDR	220	619	0	24.9	0.191	1.16	1.077	5.64
			Diorite	260	11,389	0	104	0.151	2.58	1.606	10.61
			Tonalite	270	43,939	0	158.25	0.144	1.56	1.25	8.68
	Extended Breccia	N	HDBX	1010	17,536	0	755.4	0.861	53.8	7.335	8.52
			BXDR	1020	19,333	0	1370	0.788	136.2	11.672	14.82
			Diorite	1060	2,792	0	149.91	0.634	14.97	3.869	6.1
			Tonalite	1070	22,013	0	493.05	0.601	22.38	4.73	7.88
		S	HDBX	2010	9,816	0	168.99	1.025	18.1	4.255	4.15
			BXDR	2020	23,633	0	2917.23	1.081	398.2	19.954	18.46
			Diorite	2060	2,142	0	174.03	0.719	19.65	4.433	6.16
			Tonalite	2070	35,154	0	1810	0.915	163.5	12.787	13.97
Capped Au (g/t)	Unconstrained	N	HDBX	110	922	0	11.12	0.216	0.55	0.742	3.44
			BXDR	120	777	0	15	0.266	0.69	0.833	3.13
			Diorite	160	24,454	0	15	0.129	0.42	0.645	5.01

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Element	Model	Area	Lithology	Code	Count	Min	Max	Mean	Variance	StDev	CV
			Tonalite	170	82,159	0	15	0.142	0.39	0.622	4.39
		S	HDBX	210	295	0	5.11	0.233	0.29	0.537	2.31
			BXDR	220	619	0	15	0.171	0.5	0.705	4.12
			Diorite	260	11,389	0	15	0.126	0.45	0.668	5.28
			Tonalite	270	43,939	0	15	0.13	0.39	0.626	4.82
	Extended Breccia	N	HDBX	1010	17,536	0	50	0.781	8.29	2.879	3.69
			BXDR	1020	19,333	0	50	0.645	6.18	2.485	3.85
			Diorite	1060	2,792	0	20	0.549	2.56	1.599	2.91
			Tonalite	1070	22,013	0	30	0.536	2.92	1.707	3.19
		S	HDBX	2010	9,816	0	40	0.946	7.4	2.72	2.87
			BXDR	2020	23,633	0	50	0.886	7.96	2.822	3.19
			Diorite	2060	2,142	0	15	0.585	2.44	1.561	2.67
			Tonalite	2070	35,154	0	60	0.755	9.65	3.107	4.11

Table 14-4 presents the capping level by subdomain.

Table 14-4: Capping Level Summary

IAMGOLD Corporation - Côté Gold Project

Model	Area	Lithology	Code	Capping Value (g/t Au)
Unconstrained	N	HDBX	110	no capping
		BXDR	120	15
		Diorite	160	15
		Tonalite	170	15
	S	HDBX	210	no capping
		BXDR	220	15
		Diorite	260	15
		Tonalite	270	15
Extended Breccia	N	HDBX	1010	50
		BXDR	1020	50
		Diorite	1060	20
		Tonalite	1070	30
	S	HDBX	2010	40
		BXDR	2020	50
		Diorite	2060	15
		Tonalite	2070	60

Figure 14-4 presents an example of the statistical and location tools used for the capping analysis of subdomain 2020.

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Figure 14-4: Côté Subdomain 2020 Capping

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14.1.5 Compositing

Following the application of capping to raw data, assay intervals were composited to six metre equal length intervals within each domain, starting at the domain wireframe piercing points.  Composites shorter than two metres (one third of the nominal composite length) generated at the end of some intercepts were discarded.  Similarly, composites with less than two metres of sampled core, predominantly representing overburden and diabase dike intercepts, were discarded prior to estimation.  Table 14-5 and Table 14-6 present the descriptive statistics for resource composites by interpolation domain and subdomain.

Table 14-5: Resource Composites Descriptive Statistics by Interpolation Domain

IAMGOLD Corporation - Côté Gold Project

Element	Domain Field	Area	Code	Count	Min	Max	Mean	Variance	StDev	CV
Au (g/t)	Unconstrained	N	100	17,959	0	26.95	0.157	0.4	0.633	4.02
		S	200	9,432	0	26.52	0.146	0.34	0.587	4.02
	Extended Breccia	N	1000	9,940	0	143.5	0.737	9.94	3.153	4.28
		S	2000	11,697	0	491.47	0.978	34.06	5.836	5.97
Capped Au (g/t)	Unconstrained	N	100	17,959	0	5.57	0.14	0.09	0.29	2.11
		S	200	9,432	0	7.31	0.13	0.09	0.3	2.33
	Extended Breccia	N	1000	9,940	0	20.34	0.63	1.17	1.08	1.71
		S	2000	11,697	0	36.79	0.81	1.97	1.4	1.72

Table 14-6: Resource Composites Descriptive Statistics by Subdomain

IAMGOLD Corporation - Côté Gold Project

Element	Model	Area	Lithology	Code	Count	Min	Max	Mean	Variance	StDev	CV
Au (g/t)	Unconstrained	N	HDBX	110	159	0	2.18	0.215	0.15	0.383	1.78
			BXDR	120	138	0	9.56	0.311	0.74	0.857	2.76
			Diorite	160	4,049	0	26.95	0.15	0.61	0.78	5.21
			Tonalite	170	13,613	0	25.51	0.157	0.34	0.582	3.7
		S	HDBX	210	54	0.02	1.09	0.226	0.06	0.249	1.1
			BXDR	220	105	0	4.44	0.188	0.21	0.459	2.44
			Diorite	260	1,910	0	18.72	0.15	0.6	0.776	5.16
			Tonalite	270	7,363	0	26.52	0.144	0.28	0.53	3.69
	Extended Breccia	N	HDBX	1010	2,824	0	89.2	0.85	7.04	2.652	3.12
			BXDR	1020	3,082	0	143.5	0.787	19.54	4.42	5.62
			Diorite	1060	443	0	25.31	0.672	3.15	1.774	2.64
			Tonalite	1070	3,591	0	90.92	0.614	4.81	2.192	3.57
		S	HDBX	2010	1,615	0	75.74	1.073	7.53	2.744	2.56

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Element	Model	Area	Lithology	Code	Count	Min	Max	Mean	Variance	StDev	CV
			BXDR	2020	3,870	0	491.47	1.065	66.95	8.182	7.68
			Diorite	2060	359	0.01	28.21	0.796	4.85	2.202	2.77
			Tonalite	2070	5,853	0	249.92	0.905	21.42	4.628	5.12
Capped Au (g/t)	Unconstrained	N	HDBX	110	159	0	2.18	0.21	0.15	0.38	1.78
			BXDR	120	138	0	2.79	0.26	0.15	0.39	1.49
			Diorite	160	4,049	0	5.25	0.13	0.09	0.29	2.34
			Tonalite	170	13,613	0	5.57	0.14	0.08	0.29	2.07
		S	HDBX	210	54	0.02	1.09	0.23	0.06	0.25	1.1
			BXDR	220	105	0	2.79	0.17	0.1	0.32	1.85
			Diorite	260	1,910	0	7.31	0.12	0.12	0.35	2.8
			Tonalite	270	7,363	0	5.58	0.13	0.08	0.29	2.22
	Extended Breccia	N	HDBX	1010	2,824	0	14.42	0.75	1.56	1.25	1.66
			BXDR	1020	3,082	0	13.32	0.64	1.28	1.13	1.76
			Diorite	1060	443	0	6.06	0.54	0.61	0.78	1.45
			Tonalite	1070	3,591	0	20.34	0.54	0.81	0.9	1.66
		S	HDBX	2010	1,615	0	36.79	0.98	2.75	1.66	1.69
			BXDR	2020	3,870	0	15.2	0.87	1.86	1.36	1.56
			Diorite	2060	359	0.01	10.08	0.61	0.82	0.9	1.49
			Tonalite	2070	5,853	0	24.29	0.74	1.88	1.37	1.84

14.1.6 Grade Trend Analysis

SLR investigated the relationship between grade, lithology, and alteration information available for the Côté deposit.  Assay data was flagged according to the updated lithological model and with the 2018 alteration model.  Various resulting data groups were compared in an attempt to identify potential homogenous domains and their relationship with local or overall grade trends.  SLR notes that the mineralization did not appear to be consistently related to the presence or intensity of alteration, hence SLR elected to focus on the lithology and grade information.

Grade shells were generated by SLR with various constraints: isotropic or trended, unconstrained, or limited by lithology, mineralization, or lithological domain.  SLR selected the indicator method for grade shells at various thresholds, with the surface being generated for 0.5 (halfway between 0 and 1 values assigned based on the selected grade shell threshold value).  The most useful grade shells were the 0.3 g/t Au, 0.4 g/t Au, and 0.7 g/t Au.

The selected indicator gold grade shells:

• Recognized the natural mineralization break at the main fault.

• Confirmed the modelled Extended Breccia volume: almost all volume in the South domain and a large proportion of the North domain is filled by the 0.3 g/t Au indicator shell.

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• Highlighted the main grade trends for the North area: north-northeast (NNE) and east-west (EW), generally parallel to the fault (0.4 g/t Au shell).

• Highlighted grade trends for the South area: with variable dip and gently curved, aligned east-west (0.4 g/t Au shell).

• Delineated the core of higher grade mineralization within the grade trends by the 0.7 g/t Au shell.

The local grade trends and volumes highlighted by these three grade shells were used as a guide to define interpolation subdomains inside the Extended Breccia wireframes.  Figure 14-5 presents a series of views from the top and side (looking east) of the three grade shells.

During the trend analysis process, SLR noticed that the thinner low angle dikes (mafic, lamprophyre) appear in discrete bands, introducing local dilution.  SLR recommends the behaviour of single dikes and groups of dikes be investigated and potentially modelled in future updates as they trend differently than the mineralization.

Figure 14-5: Côté Indicator Shells at 0.3 g/t Au, 0.4 g/t Au, and 0.7 g/t Au

14.1.7 Variography

The compartmentalization and multiple grade trends in both the North and South areas, in conjunction with vertical and horizontal higher grade components, as highlighted by the grade shells, makes variographic analysis challenging and open to interpretation, with any global results that do not consider the local structural subdomains being less reliable.

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SLR modelled approximative volumes based on individual grade trends to increase the probability of obtaining better behaved experimental variograms.  Two partly overlapping wireframes were modelled for the North area, capturing the better-defined NNE trend and EW trend (Figure 14-6).  These wireframes were later used to separate the 1101 and 1201 grade interpolation domains.  In the South domain, one wireframe was modelled in the central part of the Extended Breccia to capture the S-EW trend.  The South domain trend wireframe includes a mix from three interpolation subdomains.

SLR notes that for the investigated subdomains, the experimental variogram ranges observed were 90 m to 150 m for major and semi-major directions, while minor ranges were generally within 50 m.  SLR modelled the relative nugget effect as 20%.  Modelled variograms reached 80% to 90% of the sill at a range of approximately 50 m for the major and semi-major directions.  Figure 14-7 and Figure 14-8 present variograms obtained for the North NNE and EW trends.

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Figure 14-6: Côté North and South Trends for Experimental Variograms

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Figure 14-7: Côté Variography North Area, NNE Trend - Subdomain 1101

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Figure 14-8: Côté Variography North Area, EW Trend - Subdomain 1201

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14.1.8 Block Models

A block model was generated in GEOVIA GEMS 6.8.1 software.  The block model has a block size of 10 m wide by 10 m deep by 12 m high.  The block model is rotated 30° (GEMS rotation convention).  SLR is of the opinion that the block size is appropriate for the intended open pit operation planning and adequate for the drill hole spacing at Côté.  Table 14-7 summarizes the Côté block model parameters.

Table 14-7: Côté Block Model Parameters

IAMGOLD Corporation - Côté Gold Project

Description	Parameters
Easting	429,000 E
Northing	5,265,000 N
Maximum Elevation	436 m
Rotation Angle (GEMS convention)	30°
Block Size (X, Y, Z in metres)	10 x 10 x 12
Number of blocks in the X direction	300
Number of blocks in the Y direction	225
Number of blocks in the Z direction	100

Blocks in the model were initially flagged with lithology and mineralization, with the majority rule used to determine the flagging of a block with respect to modelled wireframes.  Blocks outside the modelled lithology wireframes were assumed to be tonalite and flagged accordingly in order to facilitate processing of the block model data in the pit optimization algorithm.

For estimation domains, the in-situ blocks (below the overburden) were flagged using the mineralized Extended Breccia North and South wireframes (with higher precedence) and the low grade North and South solids.  Barren dike wireframes were not used for the interpolation domains flagging.  Four main volumes were separated, the 100 (N) and 200 (S) for low grade and 1000 (N) and 2000 (S) for constrained mineralization.  This flagging was assigned to the composites.  Blocks in the low grade domain were then flagged with 101 and 202, respectively.  The 1000 domain was separated into three subdomains, one reflecting the NNE grade trend (1101), one the EW trend (1201), and the remaining volume with mixed influence (1001).  The 2000 domain was separated into six subdomain reflecting the local grade trends: isotropic for 3202 and 3502, dipping north for 3102 and 3402, dipping vertically for 3302, and dipping south for 3602.  Figure 14-9 presents an isometric 3D view of selected blocks from a level.  Figure 14-10 presents the domains of all Extended Breccia blocks.

The lithology domains were based on the diorite, diorite breccia, and hydrothermal breccia wireframes.  Blocks were then reflagged as dike where this wireframe represented the majority of a block.  The overburden wireframe had the highest precedence for lithology flagging.  The lithology flagging, in combination with the area (North or South), were used as the basis to assign density.

After interpolation and classification, grade and classification were transferred to a final set of attributes.  At this stage, blocks from assumed barren lithological domains (dike and overburden) were sterilized.  This final set of parameters was used for pit optimization and resource reporting.

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Figure 14-9: Côté Interpolation Domains By Level

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Figure 14-10: Côté Extended Breccia Interpolation Domains

14.1.9 Search Strategy and Grade Interpolation Parameters

The Côté grade block model was interpolated in one pass.  The gold grades were estimated using six metre composites and the inverse distance cubed (ID3) interpolation method (anisotropic).  This method helps preserve local grades when using mineralized wireframes with occasional internal dilution and with lower grade intercepts.  Additionally, the experimental variograms reach high levels of variance within relatively short distances.  Alternative interpolation methods were used for block validation purposes.  Table 14-8 presents the sample selection strategy by interpolation domain.  A maximum of three or four composites per drill hole was used.  The orientation and geometry of the search ellipses are provided in Table 14-9.

The Extended Breccia domains shared the composites for all the subdomains.  Hard boundaries were enforced between low and high grade domains and between the North and South areas.

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Table 14-8: Sample Selection Strategy

IAMGOLD Corporation - Côté Gold Project

Area	Domain	Composites	Min Comps	Max Comps	Max Comps/Hole	Interpolation Method	Pass
N	101	100	1	12	3	ID3	1
	1001	1000	3	12	3	ID3	1
	1101	1000	4	12	4	ID3	1
	1201	1000	4	12	4	ID3	1
S	202	200	1	12	3	ID3	1
	3102	2000	3	12	3	ID3	1
	3202	2000	3	12	3	ID3	1
	3302	2000	3	12	3	ID3	1
	3402	2000	3	12	3	ID3	1
	3502	2000	3	12	3	ID3	1
	3602	2000	3	12	3	ID3	1

Table 14-9: Search Ellipse Parameters

IAMGOLD Corporation - Côté Gold Project

Area	Domain	Search Ellipse Ranges			Rotation Angles (GEMS ADA)
		Major (m)	Semi-Major (m)	Minor (m)	PrincAz (°)	PrincDip (°)	IntermAz (°)
N	101	110	110	110	0	0	-
	1001	200	140	140	145	60	65
	1101	200	160	70	87	63	196
	1201	200	160	70	195	70	285
S	202	110	110	110	0	0	-
	3102	200	160	50	0	-45	85
	3202	160	160	160	0	0	-
	3302	200	160	50	0	-90	80
	3402	200	160	50	350	-60	75
	3502	160	160	160	0	0	-
	3602	200	160	50	180	-75	75

14.1.10 Bulk Density

A total of 2,031 bulk density measurements from core samples were available for review by SLR.  Preliminary outlier identification and removal was performed by IAMGOLD, eliminating readings of less than 2.4 g/cm3 and higher than 3 g/cm3.  The density data was separated by lithology, mineralization, and position with respect to the fault.  The diorite average values in different subdomains exhibited contrasting values, hence the average value for each individual subdomain, as presented in Table 14-10, was used for the block model.  Figure 14-11 presents the box plot for the density data by lithology, mineralization, and area.

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Figure 14-11: Côté Bulk Density Subdomain

Table 14-10: Average Density Value (g/cm³) by Subdomain

IAMGOLD Corporation - Côté Gold Project

Domain	Mineralization	Area	Subdomain	Count	Min	Max	Mean	StDev	Median
Overburden			30				1.90
Diabase	Diabase		40	110	2.66	3.08	2.93	0.09	2.94
Hydrothermal Breccia	HDBX_out	N	110	11	2.64	2.76	2.69	0.04	2.68
		S	210	1	2.69	2.69	2.69	0	2.69
	HDBX_ext	N	1010	183	2.55	3.18	2.71	0.09	2.69
		S	2010	95	2.6	3.22	2.70	0.08	2.68

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Domain	Mineralization	Area	Subdomain	Count	Min	Max	Mean	StDev	Median
Diorite Breccia	BXDR_out	N	120	20	2.65	2.85	2.72	0.05	2.72
		S	220	5	2.66	2.86	2.73	0.08	2.69
	BXDR_ext	N	1020	268	2.61	3.3	2.70	0.07	2.68
		S	2020	377	2.53	3.04	2.72	0.07	2.69
Diorite	DIO_out	N	160	49	2.66	3.04	2.85	0.1	2.87
		S	260	23	2.67	2.93	2.81	0.08	2.81
	DIO_ext	N	1060	36	2.66	3.02	2.80	0.11	2.76
		S	2060	22	2.66	3.03	2.84	0.12	2.81
Tonalite	TON_out	N	170	374	2.58	3.24	2.70	0.07	2.69
		S	270	106	2.54	3.28	2.71	0.1	2.68
	TON_ext	N	1070	122	2.55	3.46	2.69	0.09	2.67
		S	2070	229	2.46	3.32	2.70	0.09	2.67
Outside Leapfrog model			71				2.70

Density data grouped by lithology and mineralization is presented for comparison as a box plot in Figure 14-12 and Table 14-11.

Figure 14-12: Côté Bulk Density by Lithology and Mineralization

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Table 14-11: Average Density Value (g/cm³) by Lithology and Mineralization

IAMGOLD Corporation - Côté Gold Project

Domain	Mineralization	Area	Subdomain	Count	Min	Max	Mean	StDev	Median
Overburden			30				1.9
Diabase	Diabase		40	110	2.66	3.08	2.93	0.09	2.94
Hydrothermal Breccia	HDBX_out	N and S	110 and 210	12	2.64	2.76	2.69	0.03	2.68
	HDBX_ext	N and S	1010 and 2010	278	2.55	3.22	2.71	0.08	2.69
Diorite Breccia	BXDR_out	N and S	120 and 220	25	2.65	2.86	2.72	0.06	2.72
	BXDR_ext	N and S	1020 and 2020	645	2.53	3.3	2.71	0.07	2.69
Diorite	DIO_out	N and S	160 and 260	72	2.66	3.04	2.84	0.09	2.83
	DIO_ext	N and S	1060 and 2060	58	2.66	3.03	2.81	0.11	2.79
Tonalite	TON_out	N and S	170 and 270	480	2.54	3.28	2.70	0.08	2.69
	TON_ext	N and S	1070 and 2070	351	2.46	3.46	2.70	0.09	2.67
Outside Leapfrog model			71				2.7

14.1.11 Drill Hole Spacing

SLR performed drill hole spacing tests for the Côté deposit using the 2018 data in order to assess the Wood classification criteria for Measured Mineral Resources.  The grade of blocks in the tightly drilled South domain were estimated repeatedly, each time reducing the number of holes available for estimation.  The results obtained using drill hole spacings from actual to 90 m were upscaled to quarterly and yearly production volumes.  The average percent difference in grades for blocks above cut-off grade between volume units was plotted in conjunction with the minimum and maximum differences.  Figure 14-13 presents the differences for quarterly production volumes.  While the results of this test agree with the drill spacings of 44 m for Measured and 66 m for Indicated categories, this test effectively tests for average grade variations in a fixed volume and does not account for volume variations that would occur if the mineralized volume were to be interpreted separately for each of the drill hole spacing scenarios.  Changing the interpretation of the mineralized volume would increase the differences between spacing scenarios.  This would most likely result in increasing the spread of the differences and suggests that a tighter drill hole spacing for the Measured Mineral Resource classification might be required in the future.

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Figure 14-13: Spread of Grade Differences for Quarters at Cut-off Grade for Various Drill Hole Spacing Distances

14.1.12 Classification

Definitions for resource categories used in this Technical Report are consistent with CIM (2014) definitions as incorporated by reference into NI 43-101.  In the CIM classification, a Mineral Resource is defined as "a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction".  Mineral Resources are classified into Measured, Indicated, and Inferred categories.  A Mineral Reserve is defined as the "economically mineable part of a Measured and/or Indicated Mineral Resource" demonstrated by studies at PFS or Feasibility level as appropriate.  Mineral Reserves are classified into Proven and Probable categories.

The classification uses a combination of interpreted geological continuity, expressed by the Extended Breccia wireframe, and drill hole spacing, expressed as average distance between drill holes and distance from the closest hole.

Interpolated blocks within the Extended Breccia wireframes were considered as candidates for classification in the Inferred category and higher, while blocks outside these wireframes were only considered for the Inferred category.

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Extended Breccia blocks in areas with up to 44 m drill hole spacing and within 25 m from the closest drill hole were classified as Measured.  Extended Breccia blocks in areas with drill hole spacing up to 66 m and within 40 m from the closest drill hole were classified as Indicated.  The remaining interpolated blocks, if located in areas with drill hole spacing up to 110 m and within 75 m from the closest drill hole, were classified as Inferred.  Average drill hole spacing for the Measured and Indicated categories was based on the average distance of a hole to the nearest five holes.  For the Inferred category, the average to the nearest three holes was used, to eliminate artifacts generated by the numerical approach observed at the edges of the drilled area and at depth.  A minimal manual cleanup of the scattered blocks from all classes was performed.

SLR recommends additional block classification smoothing work be carried out in the future in order to eliminate the presence of occasional small clusters of blocks of different classes generated by the essentially numerical approach used for this estimate.  SLR notes that this would primarily result in upgrading a small number of Inferred blocks to Indicated and would have a negligible impact.  Figure 14-14 presents the classified blocks for level 21, elevation 190 m.

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Figure 14-14: Côté Classified Blocks - Elevation 190 m

N
Resource Shell
Classified Block
5268000.0Y
5267500.0Y
5267000.0Y
5266500.0Y
5266000.0Y
429000.0X
429500.0X
430000.0X
Legend:
Block Classification
Measured
Indicated
Inferred
0 100 200 300 400 500
Metres

Figure 14-14

IAMGOLD Corporation

Côté Gold Project

Ontario, Canada

Côté Classified Blocks – Elevation 190 m

November 2021

Source: SLR, 2019

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Figure 14-15 presents a histogram of distance to the closest drill hole for classified blocks above the resource cut-off grade, with sharp limits at 25 m for Measured and 40 m for Indicated blocks.

Figure 14-15: Histogram of Distance from Drill Hole - Côté Classified Resource Blocks

14.1.13 Block Model Validation

SLR reviewed the block model domaining, interpolated grades, density assignment, and classification flagging.  The checks performed included:

• Comparison of domain wireframes with flagged blocks.

• Visual checks of the search ellipse alignment with local grade trends.

• Search for grade banding and high grade plumes.

• Comparison of composite and interpolated block grades.

• Comparison of block grades obtained through alternative interpolation methods (inverse distance to the power of two (ID2) and four (ID4), ordinary kriging (OK), and nearest neighbour (NN)).

• Statistical comparison between different estimation methods.

Figure 14-16 presents a plan view (elevation 190 m) with gold block grades, composites, and outlines of the extended breccia and low grade domains.

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Figure 14-16: Côté Estimated Block and Composite Grades - Elevation 190 m

N
Resource Shell
Composite
Block
Legend:
Gold Grade (g/t)
0.00 - 0.10
0.10 - 0.15
0.15 - 0.25
0.25 - 0.30
0.30 - 0.45
0.45 - 0.90
0.9 - 1.5
1.5 - 2.5
>2.5
0
100
200
300
400
500
Metres
November 2021
Source: SLR, 2019

Figure 14-16

IAMGOLD Corporation

Côté Gold Project

Ontario, Canada

Côté Estimated Block and Composite Grades – Elevation 190 m

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The alternate grade interpolation method check involved comparison with estimates obtained using different estimators.  In addition to the ID3 method, ID2, ID4, OK, and average grades of selected composites were used.  Additionally, SLR generated alternate 12 m composites and ran a NN estimate.  The data from these alternate runs was compared to the ID³ estimate and the composite data.  For comparison purposes, the grades from the 2018 Mineral Resource estimate were also used.  Figure 14-17 presents the swath plot by block model columns.  The swath group of five columns represents 50 m wide slices oriented perpendicular to 60°, or a rotation of 30° in GEMS convention.  The average grade of blocks in the swaths, obtained through different estimation methods, indicates a similar and consistent behaviour, toning down the trends indicated by the composites.  As expected, based on the amount of additional data and a relatively similar approach, SLR is of the opinion that the current Mineral Resource estimate compares well with the 2018 Mineral Resource estimate.

Figure 14-17: Swath Plot of Côté Resource Blocks and Composites

14.1.14 Cut-Off Grade and Whittle Parameters

Metal prices used for Mineral Reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources.  For Mineral Resources, metal prices used are slightly higher than those for Mineral Reserves.

Based on parameters outlined in Table 14-12, the Mineral Resources were reported at a cut-off grade of 0.3 g/t Au and constrained by an optimized resource shell.  Only the blocks inside the resource shell were reported.  This is similar to the cut-off value and approach used for the 2018 Mineral Resource estimate.

In compliance with the CIM (2014) requirement that Mineral Resources demonstrate "reasonable prospects for eventual economic extraction", SLR prepared preliminary Lerchs-Grossmann pit shells to constrain the Mineral Resources.  The cost and parameters assumed for the Côté deposit are presented in Table 14-12 and are the same as those used by Wood in 2018.

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Table 14-12: Côté Pit Optimization Parameters

IAMGOLD Corporation - Côté Gold Project

Parameter	Units	Values
Gold Price	$US/oz	1,500
Exchange rate	$US/$C	1.30
Resource Categories		MII
Treatment & Refining Cost	$US/oz	1.75
Royalty, variable by Zone	%	0 to 1.5
Plant Throughput	Mtpa	13,140
Metallurgical Recovery	%	91.8
Dilution	%	0
Mineral Recovery	%	100
Mining Cost	$/t mined	1.61
Incremental Mining Cost	$/t mined	0.029
Processing Cost	$/t milled	7.01
G&A	$/t milled	1.84
Sustaining Capital	$/t milled	0.82
Closure Cost	$/t milled	0.50
Cut-off Grade[1]	g/t Au	0.25
Overall Slope Angle, variable by Sector	°	41.3 to 48.1

Note:

1. Mill Marginal Cut-off Grade, excludes Mining Cost

Figure 14-18 presents the resource shell and the extended breccia wireframes.

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Figure 14-18: Côté Deposit Resource Shell and Extended Breccia Wireframes

14.1.15 Effect of Gold Grade Capping

Capping levels were established using statistical methods.  In order to understand the overall influence of capping on the Côté Mineral Resource estimate, SLR estimated and reported the uncapped Mineral Resources.  Table 14-13 presents the capped and uncapped resources at various cut-off levels.  The Measured and Indicated metal lost due to capping is 17% for the current Mineral Resource estimate.  SLR notes that for the 2018 Mineral Resource estimate, the metal reduction due to capping was similar, while metal loss in the 2012 Mineral Resource estimate was 22% in the NE domain and 14% in the SW domain and metal loss in the 2016 Mineral Resource update was 15% in the NE and 16% in the SW domain.

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Table 14-13: Effect of Capping

IAMGOLD Corporation - Côté Gold Project

Classification/ Cut-off Grade (g/t Au)	Capped			Uncapped			Change
	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)	Tonnage	Grade	Contained Metal
Measured
>1.5	22.6	2.41	1.75	25.5	3.44	2.81	13%	43%	61%
>1.2	35.5	2.02	2.30	38.0	2.74	3.36	7%	36%	46%
>0.9	57.1	1.65	3.02	59.2	2.13	4.06	4%	30%	34%
>0.6	94.1	1.29	3.90	95.3	1.60	4.91	1%	24%	26%
>0.3	152.1	0.97	4.72	152.5	1.17	5.72	0%	21%	21%
>0.1	196.4	0.79	5.01	196.4	0.95	6.01	0%	20%	20%
>0	207.2	0.76	5.03	207.2	0.91	6.03	0%	20%	20%

Indicated
>1.5	17.6	2.19	1.24	22.0	2.88	2.04	25%	31%	64%
>1.2	31.8	1.81	1.85	36.5	2.26	2.66	15%	25%	44%
>0.9	57.2	1.46	2.69	62.2	1.76	3.51	9%	20%	31%
>0.6	108.9	1.12	3.91	114.9	1.29	4.75	6%	15%	22%
>0.3	205.4	0.80	5.28	213.9	0.90	6.16	4%	12%	17%
>0.1	266.0	0.66	5.68	275.3	0.74	6.57	4%	12%	16%
>0	281.0	0.63	5.71	290.5	0.71	6.60	3%	12%	16%

Measured and Indicated
>0.3	356.7	0.87	9.98	366.3	1.01	11.88	3%	16%	19%

Inferred
>1.5	5.2	2.00	0.34	13.9	3.08	1.38	166%	54%	305%
>1.2	11.2	1.64	0.59	22.5	2.41	1.75	101%	47%	196%
>0.9	25.1	1.30	1.05	39.3	1.82	2.30	57%	40%	119%
>0.6	60.0	0.97	1.86	78.5	1.28	3.22	31%	31%	73%
>0.3	163.8	0.62	3.27	196.1	0.76	4.81	20%	23%	47%
>0.1	491.3	0.32	5.08	560.3	0.38	6.82	14%	18%	34%
>0	1,059.7	0.17	5.89	1,177.3	0.20	7.72	11%	20%	31%

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14.1.16 Mineral Resource Reporting

Table 14-14 presents the Côté Mineral Resource estimates at various cut-off grades.

Table 14-14: Côté Deposit Mineral Resource Reporting at Various Cut-off Grades

IAMGOLD Corporation - Côté Gold Project

Classification	Cut-off Grade (g/t Au)	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)
Measured	1.5	22.6	2.41	1.75
	1.2	35.5	2.02	2.30
	0.9	57.1	1.65	3.02
	0.6	94.1	1.29	3.90
	0.3	152.1	0.97	4.72
Indicated	1.5	18.2	2.18	1.28
	1.2	33.1	1.80	1.91
	0.9	59.5	1.46	2.79
	0.6	113.4	1.11	4.06
	0.3	213.4	0.80	5.48
Measured and Indicated	1.5	40.9	2.30	3.0
	1.2	68.6	1.91	4.2
	0.9	116.6	1.55	5.8
	0.6	207.5	1.19	8.0
	0.3	365.5	0.87	10.2
Inferred	1.5	6.6	1.98	0.42
	1.2	14.1	1.64	0.74
	0.9	30.1	1.31	1.27
	0.6	69.9	0.98	2.20
	0.3	189.6	0.63	3.82

Note:

1. Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au.

14.1.17 Comparison with Previous Estimate

Several changes have been implemented in the current Mineral Resource estimate compared to the 2018 Mineral Resource estimate:

• Incorporation of additional drilling.

• Update of the mineralization wireframes with a minor increase in volume.

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• Minor variations of the density values as a result of additional measurements.

• Elimination of the Fault domain.

• Subdomaining of the Extended Breccia wireframes according to observed local trends.

• Resource classification independent of alteration wireframes.

SLR notes that the additional drilling, mineralization wireframe adjustments, density measurements, and grade estimation approach introduced minor changes overall.  The largest changes included a firmer application of the classification criteria, resulting in a reduction of the Measured Mineral Resources, and detaching classification from the modelled alteration wireframes, resulting in the addition of significant Inferred Mineral Resources.  Previously the blocks outside the modelled mineralization wireframes were considered for the Inferred classification only if they were situated inside alteration wireframes that were considered favourable for mineralization.  Table 14-15 presents the comparison of the current Mineral Resource estimate with the previous estimate.

Table 14-15: Comparison with Previous Estimate

IAMGOLD Corporation - Côté Gold Project

Classification	Previous Estimate (2018)			Current Estimate (2019)			Change
	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)	Tonnage	Grade	Contained Metal
Measured	171.5	0.97	5.32	152.1	0.97	4.72	-11%	0%	-11%

Indicated	181.7	0.79	4.61	213.4	0.80	5.48	17%	1%	19%

M +I	353.2	0.87	9.93	365.5	0.87	10.20	3%	-1%	3%

Inferred	111.4	0.67	2.40	189.6	0.63	3.82	70%	-7%	59%

Figure 14-19 presents the current and 2018 Mineral Resource shells.  SLR notes that the shell footprint remained unchanged.  Differences included the current shell reaching a few benches below the 2018 shell, with the additional Inferred material resulting in a minor pushback in the NE wall.

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Figure 14-19: Current (2019) and Previous (2018) Côté Mineral Resource Pit Shells

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14.2 Gosselin

14.2.1 Summary

In 2021, SLR prepared an estimate of the Gosselin Mineral Resources based on an open pit mining scenario.  Indicated Resources total 124.5 Mt at an average grade of 0.84 g/t Au, containing 3.35 Moz Au.  An additional 72.9 Mt at an average grade of 0.73 g/t Au, containing 1.71 Moz Au are estimated in the Inferred Mineral Resource category.  The Mineral Resources are estimated at a 0.3 g/t Au cut-off grade, based on a price of US$1,500/oz Au, and have an effective date of October 4, 2021 (Table 14-16).

Table 14-16: Summary of Gosselin Mineral Resources - October 4, 2021

IAMGOLD Corporation - Côté Gold Project

Category	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)
Measured	-	-	-
Indicated	124.5	0.84	3.35
Total Measured + Indicated	124.5	0.84	3.35

Inferred	72.9	0.73	1.71

Notes:

1. CIM (2014) definitions were followed for Mineral Resources.

2. Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au.

3. Mineral Resources are estimated using a long term price of US$1,500/oz Au, and a US$/C$ exchange rate 1:1.2.

4. Bulk density varies from 2.69 t/m3 to 2.85 t/m3.

5. Mineral Resources are constrained by an optimized resource shell.

6. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7. Numbers may not add due to rounding.

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

14.2.2 Resource Database

A drill hole database for the Gosselin deposit was prepared and provided by IAMGOLD and reviewed by SLR.  The Gosselin database contains records of core drilling completed until the end of July 2021.  Collar position, down hole deviation survey, gold assay, lithology, density, structural, alteration, mineralization, ICP, magnetic susceptibility, RQD, and recovery information are stored in separate tables.  The Gosselin database was provided by IAMGOLD to SLR as part of a Seequent Leapfrog 2021.1 project and as separate csv files.  The Gosselin Leapfrog project also contained interpreted geology wireframes and topography.

The Gosselin database contains information from 163 drill holes with a total length of 54,775.4 m.  Table 14-17 presents the drilling available for the Gosselin deposit.  Drill hole database verification steps are described in Section 12 of this Technical Report.

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14.2.3 Geological Interpretation

IAMGOLD geologists prepared geological model wireframes in Leapfrog, using an implicit modelling approach with occasional manual control features (Figure 14-20).  SLR reviewed the wireframes provided and found them to be appropriate for Mineral Resource estimation purposes.

The Gosselin mineralization wireframes were defined by SLR in Leapfrog with a nominal cut-off grade of 0.3 g/t Au and modelled using implicit modelling aided by modelled trend surfaces and manual control features (Figure 14-21).  The Gosselin mineralization wireframes included lower grade intercepts to preserve the continuity of the solids and prevent unnecessary fragmentation, following the geometry of the lithological units where appropriate.  The trend surfaces used to aid the mineralization wireframes were based on the grade trends demonstrated by gold grade shells at various cut-off values.  Additional wireframes were modelled based on the grade shells to generate estimation subdomains inside the mineralization wireframe.  A 200 m wide buffer of waste material and occasional isolated mineralization intercept was defined and used as an unconstrained domain (Figure 14-22).

Figure 14-20: Gosselin Geological Model

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Figure 14-21: Gosselin Trend Surfaces

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Figure 14-22: Gosselin Mineralization and Buffer Domains

14.2.4 Resource Assays

Data from 159 holes was used for the Gosselin Mineral Resource estimate, for a total drill length of 50,106 m and 45,124 samples.  Descriptive statistics of the resource assays by lithological domain are presented in Table 14-18.

14.2.4.1 Treatment of High Grade Assays

Capping of high grade assays prior to compositing is a practice aimed at limiting the influence of erratic high grade assays, which otherwise have the potential to overpower surrounding lower grade samples.  In the absence of production data that would allow the determination of appropriate capping levels, a number of statistical methods are used.  SLR applied statistical methods to establish the capping levels for Gosselin.  Lithological domains were used as capping domains inside the modelled mineralization wireframe, while in the buffer wireframe all the various mineralized lithologies received the same capping value.  A combination of histograms, decile analysis, probability plots, disintegration, and visual inspection of the spatial location of higher grade assays was used to determine the capping levels for each capping domain.  SLR capped high grade assays prior to compositing.  A summary of the capping levels, number of values affected by capping, and metal loss for each of the capping domains is presented in Table 14-17.  Table 14-18 presents the raw (uncapped) and capped assay descriptive statistics.

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Table 14-17: Assay Capping Summary

IAMGOLD Corporation - Côté Gold Project

Domain	Domain Code	Capping Level (g/t Au)	Sample Count	Capped Samples	Metal Loss	Observations for Raw Assays
Diorite Breccia	BXDR	15	511	2	-57.6%	2 samples contain 61.7% of the metal
Diorite	DR	15	1,595	19	-29.6%	8 samples contain 31.0% of the metal
Hydrothermal Breccia	HdBx	15	2,473	15	-6.0%	2 samples contain 4.2% of the metal
Tonalite	Ton	20	15,044	47	-11.9%	10 samples contain 10.3% of the metal
Tonalite2	Ton2	6	705	3	-3.5%	3 samples contain 8.0% of the metal
Buffer	Buffer	3	24,796	103	-18.6%	10 samples contain 12.0% of the metal

Table 14-18: Assays Descriptive Statistics

IAMGOLD - Gosselin Project

Domain	Code	Count	Length (m)	Minimum (g/t Au)	Maximum (g/t Au)	Mean (g/t Au)	St Dev (g/t Au)	CV
Raw Assays
Diorite Breccia	BXDR	511	529.3	0	395	1.33	17.26	13.01
Diorite	DR	1,595	1,855.27	0	110	1	5.24	5.25
Hydrothermal Breccia	HdBx	2,473	2,434.71	0	74.6	1.25	2.79	2.22
Tonalite	Ton	15,044	15,843.69	0	239	0.81	4.02	4.95
Tonalite2	Ton2	705	694.91	0.01	14.8	0.55	1.04	1.89
Buffer	Buffer	24,796	28,748.87	0	161	0.14	1.35	9.51
Capped Assays
Diorite Breccia	BXDR	511	529.3	0	15	0.56	1.27	2.26
Diorite	DR	1,595	1,855.27	0	15	0.7	1.99	2.83
Hydrothermal Breccia	HdBx	2,473	2,434.71	0	15	1.18	1.87	1.58
Tonalite	Ton	15,044	15,843.69	0	20	0.72	1.66	2.31
Tonalite2	Ton2	705	694.91	0.01	6	0.53	0.86	1.63
Buffer	Buffer	24,796	28,748.87	0	3	0.12	0.28	2.45

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The capping exercise for the Diorite domain is presented in Figure 14-23 and Table 14-19.

Histogram	Probability plot
Sample Location
Decile analysis	Disintegration plot

Figure 14-23: Capping Graphs for Diorite Domain

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Table 14-19: Diorite Domain Metal Loss at Various Capping Grades

IAMGOLD Corporation - Côté Gold Project

Parameter\ Capping (g/t Au)	5.0	10.0	12.0	15.0	20	30.0	Uncapped
Percent Metal Loss	46.37	36.10	33.12	29.59	24.37	17.83	0
Min	0	0	0	0	0	0	0
Max	5	10	12	15	20	30	110
Average Grade	0.5	0.59	0.62	0.66	0.72	0.8	1.05
CV	2.01	2.58	2.76	2.98	3.34	3.91	5.65
Capping Percentile	0.975	0.984	0.987	0.988	0.99	0.993	1
Number of Caps	44	28	22	19	15	10	0
Percentile	(Percent of Contained Metal in Top Ten Percentiles and Top Decile)
90%	2.79	2.34	2.23	2.1	1.94	1.74	1.33
91%	3.48	2.92	2.78	2.62	2.42	2.17	1.66
92%	3.75	3.15	3	2.83	2.61	2.34	1.79
93%	4.57	3.83	3.65	3.45	3.17	2.85	2.18
94%	5.01	4.2	4	3.78	3.48	3.12	2.39
95%	5.7	4.77	4.54	4.29	3.95	3.54	2.71
96%	7.58	6.35	6.05	5.71	5.26	4.72	3.61
97%	9.42	8.67	8.25	7.8	7.18	6.43	4.93
98%	9.93	15.23	16.06	16.13	15.73	14.1	10.8
99%	10.15	17.01	19.43	22.94	28.16	35.6	50.68
90%-100%	62.38	68.47	69.99	71.65	73.9	76.61	82.08

14.2.5 Compositing

Resource samples were composited prior to grade estimation.  SLR selected a fixed interval compositing length of six metres.  Compositing was completed from collar to toe within mineralization wireframes, starting at the wireframe pierce-point and continuing to the point at which the hole exited the lens.  Composites shorter than half the compositing length were added to the previous interval.  Composites of capped assays were used for Mineral Resource estimation.

Table 14-20 presents the descriptive statistics of the capped and uncapped composite values by lithology domain.

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Table 14-20: Composites Descriptive Statistics

IAMGOLD Corporation - Côté Gold Project

Domain	Code	Count	Length (m)	Minimum (g/t Au)	Maximum (g/t Au)	Mean (g/t Au)	St Dev (g/t Au)	CV
Raw Composites
Diorite Breccia	BXDR	89	526.31	0.04	80.69	1.32	7.78	5.87
Diorite	DR	308	1,835.21	0	25.91	0.99	2.45	2.47
Hydrothermal Breccia	HdBx	408	2,431.66	0.03	14.8	1.25	1.47	1.17
Tonalite	Ton	2,643	15,801.73	0	44.67	0.81	1.94	2.39
Tonalite2	Ton2	115	687.73	0.01	2.76	0.55	0.55	1.01
Buffer	Buffer	4,791	28,717.20	0	31.78	0.14	0.57	4
Capped Composites
Diorite Breccia	BXDR	89	526.31	0.04	3.14	0.56	0.56	1
Diorite	DR	308	1,835.21	0	6.45	0.7	0.98	1.41
Hydrothermal Breccia	HdBx	408	2,431.66	0.03	7.12	1.17	1.11	0.95
Tonalite	Ton	2,643	15,801.73	0	14.87	0.72	0.91	1.27
Tonalite2	Ton2	115	687.73	0.01	2.62	0.53	0.51	0.98
Buffer	Buffer	4,791	28,717.20	0	2.08	0.12	0.15	1.28

14.2.6 Grade Trend Analysis

SLR investigated the relationship between sample gold grade and lithology for the Gosselin deposit.  Assay data was flagged according to the lithological model.  Initially, an apparent relationship between lithological domains and grade was observed.  Subsequently, grade shells at various cut-off values indicated that lenses of better grade continuity may be separated within the modelled mineralization domain (Figure 14-24).  In order to isolate more homogeneous grade domains, a set of estimation subdomains were modelled for the mineralization wireframe, capturing the local grade trends.

The available Gosselin alteration wireframe, while generally simulating the presence of mineralization and the modelled mineralization wireframe, did not appear to be consistently related to the mineralization.  As a result, SLR elected to focus on lithology and grade information for the Gosselin Mineral Resource estimate.  SLR recommends continuing the collection of alteration data and regular updates of the modelled alteration wireframes for the Gosselin deposit.

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Figure 14-24: Gosselin Grade Shells 0.8 g/t Au and Higher for Trend Analysis

14.2.6.1 Grade Contouring

Grade shells with cut-offs of 0.4 g/t Au, 0.6 g/t Au, 0.8 g/t Au, and 1.0 g/t Au were used as a guide for subdomain estimation modelling.  Figure 14-25 and Figure 14-26 present the Breccia and the Central estimation subdomains with the grade shells.  Figure 14-27 presents a plan view with the mineralization wireframe and estimation subdomains.

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Figure 14-25: Gosselin Breccia Estimation Domain

Figure 14-26: Gosselin Central Estimation Domain

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Figure 14-27: Gosselin Mineralization Wireframe and Estimation Subdomains

14.2.7 Variography

The Gosselin estimation subdomains capture the local grade trends and respect breaks in the mineralization or changes in orientation.  The intersection between the mineralization wireframe and estimation subdomains was used to parse the data for variographic analysis in Supervisor 8.14 and later for guiding the block grade estimation in Leapfrog.

In general, the capped composites produced variograms with erratic behaviour.  In order to reduce the variance, the data for variographic analysis was capped at a lower value of 4.0 g/t Au for all the estimation domains.  Overall, approximately 80% of the sill for the major and semi-major ranges was reached within 60 m to 80 m.  SLR considered 70 m as nominal drill hole spacing for classification.

Table 14-21 presents the variogram models for the Gosselin estimation domains.

Table 14-21: Estimation Domains Modelled Variograms

IAMGOLD Corporation - Côté Gold Project

Estimation Domain	Nugget	Type	First Structure				Second Structure				Third Structure
			Sill	R1 (m)	R2 (m)	R3 (m)	Sill	R1 (m)	R2 (m)	R3 (m)	Sill	R1 (m)	R2 (m)	R3 (m)
Central	0.2	Spherical	0.31	9	55	10	0.2	39	73	24	0.29	196	128	56

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Estimation Domain	Nugget	Type	First Structure				Second Structure				Third Structure
			Sill	R1 (m)	R2 (m)	R3 (m)	Sill	R1 (m)	R2 (m)	R3 (m)	Sill	R1 (m)	R2 (m)	R3 (m)
East	0.2	Spherical	0.13	130	107	9	0.67	200	158	40
Breccia	0.2	Spherical	0.12	22	66	69	0.33	138	107	94	0.35	193	124	114
West	0.2	Spherical	0.53	136	148	6	0.27	137	149	22
SW	0.2	Spherical	0.42	35	101	5	0.38	100	125	20

Figure 14-28 and Figure 14-29 present the modelled variograms and search ellipse for the Breccia and Central estimation domains in Supervisor.  For block grade interpolation in Leapfrog the orientation of the search ellipses was slightly adjusted to match the observed trends.

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Figure 14-28: Modelled Variograms and Ellipse for Gosselin Breccia Estimation Domain

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Figure 14-29: Modelled Variograms and Ellipse for Gosselin Central Estimation Domain

14.2.8 Block Models

A block model was generated in Seequent's Leapfrog 2021 software to support the Gosselin Mineral Resource estimate.  The block model for the Gosselin deposit has a block size of 10 m wide by 10 m deep by 12 m high.  The block model is rotated, aligned parallel to the average strike of the Gosselin deposit.  SLR is of the opinion that the block size is appropriate for the intended open pit operation planning and adequate for the drill hole spacing at Gosselin.  Table 14-22 summarizes the Gosselin block model parameters.

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Table 14-22: Gosselin Block Model Parameters

IAMGOLD Corporation - Côté Gold Project

Description	Parameters
Easting	430,100 mE
Northing	5,265,850 mN
Maximum Elevation	436 m
Rotation Angle	330°
Block Size (X, Y, Z in metres)	10 x 10 x 12
Number of blocks in the X direction	300
Number of blocks in the Y direction	225
Number of blocks in the Z direction	66
14.2.9 Search Strategy and Grade Interpolation Parameters

The Gosselin gold grade block model was interpolated in two passes inside the mineralized wireframe, and in one pass in the buffer domain.  The gold grades were estimated using six metre composites with the ID3 interpolation method.  The ID3 method was favoured in order to preserve local grades in the context of using mineralized wireframes with occasional internal dilution and with lower grade intercepts.  All the subdomains inside the mineralized wireframes have soft boundaries, and hard boundaries between the mineralized wireframe and the buffer domain.

Table 14-23 and Table 14-24 present the search ellipse geometry and the sample selection strategy for each pass used to estimate gold grades.

Table 14-23: Search Ellipse Geometry

IAMGOLD Corporation - Côté Gold Project

Domain	Pass	Method	Major (m)	Semi-Major (m)	Minor (m)	Dip (°)	Dip Azimuth (°)	Pitch (°)
Breccia	1	ID3	200	125	115	70	350	105
Breccia	2	ID3	200	125	115	70	350	105
Centre	1	ID3	200	130	60	67	350	98
Centre	2	ID3	200	130	60	67	350	98
East	1	ID3	200	160	40	70	355	150
East	2	ID3	200	160	40	70	355	150
SW	1	ID3	100	125	20	65	335	35
SW	2	ID3	100	125	20	65	335	35
West	1	ID3	140	150	25	67	340	0
West	2	ID3	140	150	25	67	340	0

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Domain	Pass	Method	Major (m)	Semi-Major (m)	Minor (m)	Dip (°)	Dip Azimuth (°)	Pitch (°)
Min 0.3 Outside	1	ID3	150	150	30	Variable Orientation
Min 0.3 Outside	2	ID3	200	200	50	Variable Orientation
Buffer	1	ID3	160	160	10	Variable Orientation

Table 14-24: Sample Selection Strategy

IAMGOLD Corporation - Côté Gold Project

Domain	Pass	Minimum	Maximum	Max Samples per Hole
Breccia	1	4	12	3
Breccia	2	2	12	3
Centre	1	4	12	3
Centre	2	2	12	3
East	1	4	12	3
East	2	2	12	3
SW	1	4	12	3
SW	2	2	12	3
West	1	4	12	3
West	2	2	12	3
Min 0.3 Outside	1	4	12	3
Min 0.3 Outside	2	2	12	3
Buffer	1	2	12	3

14.2.10 Bulk Density

The Gosselin drill hole database contained 1,249 density measurements from all the lithological unis.  The data were separated by lithology and analysed.  Figure 14-30 presents the box plot for the density by lithology.  A stacked histogram is presented in Figure 14-31.

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Figure 14-30: Gosselin Density Measurements Box Plot

Figure 14-31: Stacked Histogram of Gosselin SG Measurements

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Occasional outliers were removed by SLR prior to calculating the average bulk density value for each of the lithology domains.  SLR used the average domain values for the Gosselin deposit.  The average values were assigned to blocks in the block model flagged with lithology domains.  Table 14-25 presents the average values determined for each lithological type.

Table 14-25: Density by Lithological Domain

IAMGOLD Corporation - Côté Gold Project

Lithological Domain	Average Bulk Density (g/cm3)
Diabase	2.99
Hydrothermal Breccia	2.69
Overburden	1.90
Tonalite	2.70
Tonalite 2	2.70
Diorite	2.85
Diorite Breccia	2.73
Country Rock Outside Model	2.70

14.2.11 Classification

Definitions for resource categories used in this Technical Report are consistent with CIM (2014) as incorporated by reference into NI 43-101.  In the CIM classification, a Mineral Resource is defined as "a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction".  Mineral Resources are classified into Measured, Indicated, and Inferred categories.  A Mineral Reserve is defined as the "economically mineable part of a Measured and/or Indicated Mineral Resource" demonstrated by studies at PFS or Feasibility level as appropriate.  Mineral Reserves are classified into Proven and Probable categories.

Indicated Resources are classified where estimated blocks are situated inside the mineralized wireframe and inside the modelled estimation domains, within up to a 60 m to 70 m drill hole spacing, interpolated with a minimum of two drill holes.  Indicated blocks are expected to be within a maximum distance of 45 m from the closest drill hole.

Inferred Resources are classified as blocks estimated with a minimum of one hole.  Inferred blocks occur inside the constrained volume of the mineralization wireframe and outside the modelled estimation domains, within maximum distance to the closest composite of 100 m.  Interpolated blocks in the buffer volume, within 75 m from the closest drill hole were also classified in the Inferred category.

Classified blocks inside the Gosselin Mineral Resource shell are presented in Figure 14-32.  Figure 14-33 presents the distribution of classified blocks by distance from closest informing sample.

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Figure 14-32: Classified Resource Blocks Inside Gosselin Resource Shell

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Figure 14-33: Distance from Blocks to Closest Sample by Block Class

14.2.12 Block Model Validation

SLR used visual and statistical methods to validate the block model attributes, domain flagging, and interpolated block grades at Gosselin.  The checks performed included:

• Comparison of mineralized lenses with the flagged blocks.

• Spot checks for search ellipse alignment along mineralized lenses.

• Spot checks for composite and estimation domain flagging.

• Visual checks for interpolated grade artefacts (banding, smearing of high grades, and high grade plumes).

• Visual comparison of composite and block grade in section and plan view.

• Comparison of composite and block grades in swath plots.

• Comparison of interpolated block grades obtained by alternate interpolation methods.

Figure 14-34 and Figure 14-35 present a plan view and vertical section, respectively, showing interpolated block gold grades and the gold grades of the composites.  The grades of the blocks were in good agreement with the composite data used in the interpolation.  Figure 14-36 presents the swath plot by easting.

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Figure 14-34: Gosselin Interpolated Block Grades and Composites - Plan View 136 m Elevation

N
+5268000 N
+5267500 N
+430000 E
+430500 E
+431000 E
+431500 E
+432000 E
Legend:
Gold Grade (g/t)
>5.0
2.0 - 5.0
1.0 - 2.0
0.7 - 1.0
0.5 - 0.7
0.3 - 0.5
0.2 - 0.3
0.1 - 0.2
0.0 - 0.1
Interpolated Block
Composite
0
125
250
375
500
Metres
Plan section +136.00

Figure 14-34

IAMGOLD Corporation

Côté Gold Project

Ontario, Canada

November 2021

Source: SLR, 2021

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Figure 14-35: Gosselin Interpolated Block Grades and Composites - Vertical Section

Looking Southwest
+300
+150
+150
+0
-150
Legend:
Gold Grade (g/t)
>5.0
2.0 - 5.0
1.0 - 2.0
0.7 - 1.0
0.5 - 0.7
0.3 - 0.5
0.2 - 0.3
0.1 - 0.2
0.0 - 0.1
Plunge 00
Azimuth 240
0
50
100
150
Metres

Figure 14-35

IAMGOLD Corporation

Côté Gold Project

Ontario, Canada

Gosselin Interpolated Block Grades and Composites – Vertical Section

November 2021

Source: SLR, 2021

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Figure 14-36: Gosselin Swath Plot by Easting

14.2.13 Cut-off Grade and Whittle Parameters

Metal prices used for Mineral Reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources.  For Mineral Resources, metal prices used are slightly higher than those for Mineral Reserves.

In compliance with the CIM (2014) requirement that Mineral Resources demonstrate "reasonable prospects for eventual economic extraction", SLR prepared a Lerchs-Grossmann pit shells to constrain the Mineral Resources.  The costs and parameters assumed for the Gosselin deposit are presented in Table 14-26  Based on these parameters, the Mineral Resources were reported at a cut-off grade of 0.3 g/t Au and constrained by the optimized Mineral Resource shell.  Only the blocks inside the Mineral Resource shell were reported.

Table 14-26: Pit Optimization Parameters

IAMGOLD Corporation - Côté Gold Project

Parameter	Units	Values
Gold Price	$US/oz	1,500
Exchange rate	$US/$C	1.2
Resource Categories		MII

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Parameter	Units	Values
Treatment & Refining Cost	$US/oz	1.75
Royalty, variable by Zone	%	1.5
Plant Throughput	Mtpa	13,140
Metallurgical Recovery	%	91.8
Dilution	%	0
Mineral Recovery	%	100
Mining Cost	$/t mined	1.61
Incremental Mining Cost	$/t mined	0.029
Processing Cost	$/t milled	7.01
G&A	$/t milled	1.84
Sustaining Capital	$/t milled	0.82
Closure Cost	$/t milled	0.5
Cut-off Grade*	g/t Au	0.3
Overall Slope Angle, variable by Sector	°	45

14.2.14 Mineral Resource Reporting

The Gosselin deposit is located to the east of, and adjacent to, the Côté deposit.  The Mineral Resource shells developed for the two deposits overlap slightly, and SLR is of the opinion that this will benefit both deposits.  SLR notes that the Mineral Resource blocks reported for the Côté deposit (0.3 g/t Au and higher) were excluded from the Gosselin Mineral Resource estimate.

The Gosselin model blocks attributable to Côté total 0.13 Mt at an average grade of 0.54 g/t Au, and contained 2,260 oz Au, all in the Inferred category.  These Mineral Resources were not reported in the Gosselin Mineral Resource estimate.

Figure 14-37 presents the Gosselin Mineral Resource blocks (0.3 g/t Au and higher, classified, inside the resource shell) and the Mineral Resource shell.

The Gosselin Mineral Resource estimate inside the Mineral Resource shell, reported at various gold grade cut-off values, is presented in Table 14-27.  Figure 14-38 and Figure 14-39 present the sensitivity to cut-off grade for Indicated and Inferred blocks inside the Mineral Resource shell.

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Figure 14-37: Gosselin Mineral Resource Blocks and Resource Shell

Table 14-27: Gosselin Mineral Resource Reporting at Various Cut-Off Values

IAMGOLD Corporation - Côté Gold Project

Cut-Off Grade (g/t Au)	Indicated Resources			Inferred Resources
	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)
0.30	124.5	0.84	3.35	72.9	0.73	1.71
0.35	117.1	0.87	3.27	65.8	0.78	1.64
0.40	108.5	0.91	3.17	58.9	0.82	1.56
0.50	90.6	1.00	2.91	46.6	0.92	1.38
0.60	74.1	1.10	2.62	36.9	1.02	1.21
0.70	60.1	1.21	2.33	28.8	1.12	1.04
0.80	48.9	1.31	2.06	22.3	1.23	0.88
0.90	39.7	1.42	1.81	17.3	1.34	0.75
1.00	32.1	1.53	1.58	13.7	1.45	0.64

Note:

1. Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au.

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Figure 14-38: Sensitivity to Cut-Off Grade - Gosselin Indicated Resources

Figure 14-39: Sensitivity to Cut-Off Grade - Gosselin Inferred Resources

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15.0 MINERAL RESERVE ESTIMATE

15.1 Introduction

Mineral Reserves were classified in accordance with the CIM (2014) definitions.  Only Mineral Resources that were classified as Measured and Indicated were given economic attributes in the mine design and when demonstrating economic viability.  Mineral Reserves for the Côté deposit incorporate mining dilution and mining recovery estimations for the open pit mining method.

The Mineral Reserve estimate for the Côté deposit is based on the resource block model estimated by SLR (2019), as well as information provided by IAMGOLD and information generated by Wood.

Mineral Reserves are an estimate of the tonnage and grade of ore that can be economically mined and processed.  To be considered Mineral Reserves the estimated material must pay for all costs incurred during mining.

The following subsections outline the procedures used to estimate the Mineral Reserves.  The mine plan is based on the detailed mine design derived from the optimal pit shell produced by applying the Lerchs-Grossmann (LG) algorithm.

15.2 Pit Optimization

The pit shells that define the ultimate pit limit, as well as the internal phases, were derived using the LG pit optimization algorithm.  This process considers the information stored in the geological block model, the pit slope angles by geotechnical sector, commodity prices, and each of the inputs listed in Table 15-1.  Figure 15-2 illustrates the various royalty zones within the planned open pit area.

Wood imported the resource model, containing gold grades, block percentages, material density, slope sectors, rock types, and NSR, into the optimization software.  The optimization run was carried out using only Measured and Indicated Mineral Resources to define the optimal mining limits.

The optimization run included 55 pit shells defined according to different revenue factors, where a revenue factor of 1 is the base case.  To select the optimal pit shell that defines the ultimate pit limit, Wood conducted a pit-by-pit analysis to evaluate the contribution of each incremental shell to net present value (NPV), assuming a processing plant capacity of 36,000 tpd and a discount rate of 6% (Figure 15 2).

Table 15-1: Optimization Inputs

IAMGOLD Corporation - Côté Gold Project

Parameter	Unit	Value
Gold Price	$/oz Au	1,200
Discount Rate	%	6
Overall Slope Angles
KS 1a	degrees	54.0
KS 1b	degrees	54.0
KS 2 Upper	degrees	54.0
KS 2 Lower	degrees	56.4

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Parameter	Unit	Value
KS 3	degrees	53.4
KS 4a Upper	degrees	47.9
KS 4a Lower	degrees	49.2
KS 4b Upper	degrees	49.2
KS 4b Lower	degrees	45.8
KS 5 Upper	degrees	54.0
KS 5 Lower	degrees	56.4
Dilution	%	Resource model is already diluted
Mine losses	%	Considered by block
Mining Cost
Base elevation	m	388
Base cost	$/t	1.61
Incremental mining cost	$/t/bench	0.029
Stockpile reclaim cost	$/t	0.87
Process Costs
Operating cost	$/t milled	7.01
G&A cost	$/t milled	1.84
Process sustaining capital	$/t milled	0.82
Closure	$/t milled	0.50
Processing rate	tpd	36,000
Process recovery	%	91.80
Treatment and refining cost	$/oz	1.75
Royalties
Zone 1%		0.75
Zone 2%		1.00
Zone 3%		0.00
Zone 4%		1.50
Zone 5%		0.75
Zone 6%		1.50
Zone 7%		0.75
Zone 8%		0.75

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Source: Wood, 2018.

Figure 15-1: Royalty Zones

Source: Wood, 2018.

Figure 15-2: Pit-by-Pit Analysis

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Following this analysis, the selected pit shell is usually smaller than the base case pit shell.  The selected pit shell is shown in Figure 15-3.  This represents a NPV improvement of $17.9 million over the base case pit shell.

Source: Wood, 2018.

Figure 15-3: Selected Pit Shell

15.3 Dilution and Ore Losses

The resource model is diluted by regularization to a standard block size of 10 m wide by 10 m deep by 12 m high.  Individual blocks captured within the final pit design were tagged as either ore or waste by cut-off grade, accounting for increasing mining costs with depth and varying royalties by zone.

Ore losses during mining are accounted for by simulating the mixing of material from adjacent blocks.  The procedure to determine ore losses during mining results in a reduction of gold grade but does not reduce tonnage.  The procedure is illustrated in Figure 15-4.

Ore losses were estimated using the following steps:

• The grade of a given block will be blended using 5% of the tonnage from each of the four adjacent blocks.

• If an adjacent block is classified as an Inferred Mineral Resource, its grade is considered to be zero.  If the adjacent block is Measured or Indicated, but below cut-off, dilution is taken at the grade of the adjacent block.

The estimated average ore losses using this procedure is 0.7%.

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Source: Wood, 2018.

Figure 15-4: Ore Losses Estimation Procedure

15.4 Mineral Reserve Statement

The Mineral Reserve estimate includes the tonnage and grade of ore that can be economically mined and processed.  To be considered Mineral Reserves the mineralized material must pay for mining, processing, selling, and rehandling costs, in addition to royalties.

Since the mining cost increases with depth and the royalty percentage varies by zone, individual blocks captured within the final pit design were tagged as either ore or waste by applying the parameters presented in Table 15-1.  Using the partial block percentages within the final pit design, the ore tonnage and average grade were estimated.

The Mineral Reserves statement is summarized in Table 15-2.  The cut-off applied to the reserves is 0.35 g/t Au.  The effective date of the Mineral Reserves estimate is October 1, 2021.  The Qualified Person for the estimate is Jason J. Cox, P.Eng., SLR Principal Mining Engineer.

Table 15-2: Mineral Reserves Statement - October 1, 2021

IAMGOLD Corporation - Côté Gold Project

Classification	Tonnes (Mt)	Grade (g/t Au)	Contained Metal (000 oz Au)
Total Mineral Reserves
Proven	130.5	1.02	4,262
Probable	102.5	0.89	2,932
Proven and Probable	233.0	0.96	7,194

Notes:

1. The effective date of the Mineral Reserves estimate is October 1, 2021.

2. The Mineral Reserves were estimated assuming open pit mining methods and are reported on a 100% Project basis.

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3. Mineral Reserves used the following assumptions:  price of US$1,200/oz Au; fixed process recovery of 91.8%; treatment and refining costs, including transport and selling costs of $1.75/oz Au; variable royalty percentages by zone: 0.75% for Zone 1, 1.00% for zone 2, 0.00% for zone 3, 1.50% for zone 4, 0.75% for zone 5, 1.50% for zone 6, and 0.75% for zones 7 and 8; overall pit slope angles varying by sector with a range of 45.8° to 56.4°; processing costs of $10.17/t, which includes process operating costs of $7.01/t, general and administrative costs of $1.84/t, sustaining costs of $0.82/t, and closure costs of $0.50/t; mining costs of $1.61/t incremented at $0.029/t/12m below 388 elevation (life-of-mine average mining costs of $2.01/t); and rehandling costs of $0.87/t.  The cut-off applied to the reserves is 0.35 g/t Au.

4. Numbers have been rounded.  Totals may not sum due to rounding.

15.5 Factors That May Affect the Mineral Reserve Estimate

The Mineral Reserves estimated for the Côté deposit are subject to the types of risks common to most open pit gold mining operations in Ontario.  The risks are reasonably well understood at the feasibility level of study and should be manageable.  Proper management of groundwater will be important to maintaining pit slope stability.

The QP is of the opinion that there is a reasonable expectation that all permitting required to support the Mineral Reserve-based life of mine (LOM) plan will be obtained.

The QP is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

15.6 Comments on Section 15

• Pit optimization parameters, financial assumptions, pit-shell selection, and mining dilution and recovery factors remain unchanged from 2018.

• The previous 2018 Mineral Reserves statement outlined a Base Case (203 Mt) and an Extended Case which added an additional 30 Mt.  The current 2021 Mineral Reserves statement combines both cases for a total of 233 Mt.

• The current TMF permit covers approximately 87% of the Mineral Reserves.

• The QP is of the opinion that there is a reasonable expectation that all permitting required to support the Mineral Reserve-based LOM plan will be obtained.

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16.0 MINING METHODS

16.1 Overview

The mine plan is based on the Proven and Probable Mineral Reserves outlined in Chapter 15 with a total of 233 Mt of ore at a 0.35g/t Au cut off.  The tonnage is capped by the TMF storage capacity.

16.2 Geotechnical Considerations

Wood completed the following tasks to support and update the mine plan feasibility level pit slope design (Wood, 2019):

• Site visit to perform geomechanical logging and reconciliation of previously drilled rock core for QA/QC (572 m of "GT" core and 335 m of "GA" core).

• Data processing and compilation of previously completed geomechanical investigations and site-specific resources supplied by IAMGOLD to produce the following data summary for subsequent analysis:

  Sub-division of the structural and rock mass classification data into five design sectors (DS)

  Main joint sets orientation and joint set number (Jn) per domain

  Rock mass characterization per domain and lithology (RMR76, RMR89, GSI, Q)

  Laboratory strength testing data per lithology (density, unconfined compressive strength (UCS))

  Intact rock (m, s) or Joint (C, Phi) strength data per lithology

• Kinematic analysis establishing the potential mode of structural failures such as wedge, topple, and planar failures

• Limit equilibrium modelling of the above modes of failure to determine factor of safety and criticality based on the probability of failure and wedge size

• Overall slope stability analysis of the main pit walls including review of the hydrogeological conditions (Limit Equilibrium and Finite Element analysis)

• Evaluation and recommendation of the final pit walls geometry, by developing optimal bench design including bench face angles (BFA), bench widths (BW), inter-ramp angles (IRA), and overall slope angles (OSA) per sector.

Initial pit slope rock mechanics (geotechnical) design criteria were based primarily on all the compiled, reconciled, and updated geomechanical data with reference to the PFS pit shell geometry defined by Amec Foster Wheeler (2017).  Following pit optimization, the pit geometry was compared for changes in the slope orientation that may be impacted by different kinematic influences and reviewed using limit equilibrium modelling of the potential modes of failure to determine adequacy of the bench and inter-ramp design, with recommendations for adjustment.

The database of geomechanical features within each lithological unit was compiled based on comparison and review of the different data sources provided by IAMGOLD.  This database was used for pit slope design.  The assessment of various rock structural domains was based on the analysis of 26 NQ and HQ3 sized inclined boreholes from three different drilling programs.  These consisted of six GT-Series geotechnical boreholes totalling 3,707 m of core, four GA-Series geotechnical boreholes totalling 1,389 m of core, and Acoustic Televiewer (ATV) surveys of an additional 16 exploration boreholes, totalling approximately 4,636 m.

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The pit has been sub-divided into five main structural domains (design sectors) related to the pit geometry such that the structural joint fabric was analysed for each design sector with subdivision of the data into the upper (0 m to 150 m below ground surface (bgs)) and lower (150 m to 500 m bgs) zones of the pit to separate the near surface variation of the increased joint frequency.  The predominant rock type that is expected to form the final walls is tonalite, which is expected to form roughly 55% to 70% of the exposed wall.

It was found that the rock mass quality did not vary greatly with lithology, with an average weighted GSI for tonalite of between 62 and 66.  The UCS of the tonalite was on average 166 MPa with a mi of 11 for the Hoek and Brown intact failure parameter (Hoek et. al., 2002).  From direct shear testing on open joints, a Mohr-Coulomb shear strength of cohesion of 112 KPa and a friction angle of 35° were determined for the tonalite joints.

This geotechnical model was used as the basis for kinematic stability analysis and failure criteria filtering.  Wedge, plane, and toppling limit equilibrium analysis of critical failure modes were used to develop appropriate BFAs and IRAs that met an 80% reliability acceptance criterion.  These slope design criteria were then used to perform pit optimization per design sector.  A final evaluation of the slope stability and final OSA was undertaken under various conditions.

The five main design sectors of the pit related to the geometry and the major east-west-trending fault can be seen in Figure 16-1.

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KS 1A
KS 1B
KS 2A
KS 2B
KS 3
KS 4A
KS 4B
KS 5
DS 1
DS 2
DS 3
DS 4
DS 5
EAST/WEST FAULT
150 m DEPTH
429,500 E
429,000 E
429,500 E
430,000 E
430,500 E
431,000 E
5,267,500 N
5,267,000 N
5,266,500 N
5,266,000 N
5,265,500 N

Joint Set #	Dip (°)	Dip Dir. (°)
1	47	4
1a	42	311
2	81	45
4	82	173

Joint Set #	Dip (°)	Dip Dir. (°)
1	50	358
1a	49	304
2	88	241
3	26	163
4	63	178

Joint Set #	Dip (°)	Dip Dir. (°)
1	64	37
1a	44	343
2	85	63
4	65	156

Joint Set #	Dip (°)	Dip Dir. (°)
1	56	17
2	89	234
2a	60	255
4	86	360

Joint Set #	Dip (°)	Dip Dir. (°)
1	60	33
2	79	268
4	60	163

Tonalite 150 to 500 m depth dip overlay

Source: Wood, 2018.

Notes:

1. DS: Design Sector

2. KS: Kinematic Segments

Figure 16-1: Open Pit Design Sectors, Kinematic Segments and Joint Fabric

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For most sectors, a BFA of 75° is achievable, resulting in an IRA between 54° and 56.4°.  In the southeast and south design sectors 3 and 4, which are controlled by planar and wedge failures associated with the dominant joint set 1, the BFA was adjusted to an appropriate value between 60° and 72°.  Bench widths in each sector were widened as necessary, based on the significance of toppling and wedge failures, from a minimum value of 9.5 m up to 12 m, assuming double benching on the final wall (single bench height of 12 m).  A 20 m wide geotechnical berm is recommended for midpoint between inter-ramp spacing greater than 150 m.

The principal failure modes controlling bench and inter-ramp stability by design sector are:

• In the north and northeast walls (DS 1 and KS 2A): Toppling failure

• In the east wall (DS 2 and DS 3): Wedge failure dominates while planar failure controls BFAs

• In the south wall (DS 4): Some toppling failure

• In the west wall (DS 5): Wedge failure dominates but at a lower likelihood of formation

In general, wedge failure dominates the stability of the benches.

Overall slope stability analysis was performed using limit equilibrium and two-dimensional finite element modelling to determine a probabilistic assessment of the overall factor of safety and probability of failure.  Hydraulic consideration based hydrogeological modelling were incorporated into static and pseudo-static analyses.  The results indicate factor of safety ranges from a low of 1.3 to greater than 3.0 for the highest and steepest slope sectors for the pseudo-static and static cases respectively.  The acceptance criteria of 1.1 and 1.3 for pseudo-static and static cases  are exceeded for all pit sectors with a probability of failure of less than 1%, indicating global stability is anticipated (Read and Stacey, 2009).

16.3 Hydrogeological Considerations

Dewatering will be accomplished via inpit pumping for both ground water inflows and inflows from precipitation and runoff.

16.4 Mine Design

The mine plan is designed as a truck-shovel operation assuming 220 t autonomous trucks and 34 m3 shovels.  The pit design includes four phases to balance stripping requirements while satisfying concentrator requirements.

The design parameters include a ramp width of 36 m, road grades of 10%, bench height of 12 m, berm height interval of 24 m, geotechnical catch bench of 20 m if height is greater than 150 m, a minimum mining width of 40 m, and variable slope angles and berm widths by sector.

The smoothed final pit design contains approximately 239 Mt of ore at 0.95 g/t Au and 620 Mt of waste for a resulting stripping ratio of 2.6:1.  The total LOM mill feed is 233 Mt at 0.96 g/t Au, constrained by TMF capacity, and 6 Mt of low grade ore material remaining in stockpiles at the end of mine life.  These tonnages and grades were derived by following an elevated cut-off strategy in the production schedule.  Figure 16-2 presents the ultimate pit design.  Figure 16-3 and Figure 16-4 present sections through the pit illustrating the selected LG pit shell versus the pit design.

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Source: Wood, 2018.

Figure 16-2: Ultimate Pit Design

Source: Wood, 2018.

Figure 16-3: Section 1 Showing Mine Design and Selected Pit Shell

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Source: Wood, 2018.

Figure 16-4: Section 2 Showing Mine Design and Selected Pit Shell

16.5 Storage Facilities

The MRA, overburden stockpile, and ore stockpiles have been designed to ensure physical and chemical stability during and after mining activities.  To achieve this, the storage facilities were designed to account for benching, drainage, geotechnical stability, and concurrent reclamation.

Figure 16-5 presents the proposed locations of the various storage facilities.

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Source: IAMGOLD, 2021.

Figure 16-5: Storage Facilities

16.5.1 Mine Rock Area

The MRA will be constructed southeast of the planned open pit to store mine rock from the open pit excavation.  The rock piles will be built in 10 m lifts with 25.5 m benches to provide an overall safe slope of 2.6H:1V.  The inter-bench slopes will be at the angle of repose of the rock.  In its ultimate configuration, the MRA will store 580 Mt of mine rock with its final crest elevation at an approximate elevation of 520 masl, or an estimated 140 to 150 m in height.

Collection ditches and eight runoff collection ponds/sumps will be built at topographical low points around the MRA perimeter to collect runoff and seepage, which will then be pumped to the polishing pond.

Figure 16-6 presents the MRA design.

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Source: IAMGOLD, 2021.

Figure 16-6: Mine Rock Area Stockpile

16.5.2 Topsoil/Overburden Storage

The overburden storage, which will be located to the southwest of the proposed open pit, will have a storage capacity of approximately 8.2 Mm3.

The topsoil/overburden stockpiles will contain stripped materials from all project development excavations.  The stockpiled materials will be used for rehabilitation applications at closure.  A runoff collection ditch with two sedimentation ponds will be built to settle out solids before release to the environment.

Figure 16-7 presents the topsoil/overburden stockpile design.

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Source: Wood, 2021.

Figure 16-7: Topsoil/Overburden Stockpile

16.5.3 Ore Stockpiles

The ore stockpiles will be located on the north and east side of the plant and have a total storage capacity of 29.4 Mm3, which is anticipated to be sufficient to satisfy the maximum stockpiling capacity of approximately 63 Mt required in the production schedule.  Figure 16-8 presents the ore stockpile designs with respect to the processing plant.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Source: IAMGOLD, 2021.

Figure 16-8: Ore Stockpiles

16.6 Schedule

16.6.1 Pre-Production Schedule

Pre-production commenced with contractor mining in Q1 2021 consisting of overburden removal, supply of material for construction, and initial bench establishment.  Contractor mining will continue for a period of two years until Q1 2023.  In parallel, delivery of autonomous equipment will begin in Q2 2022 and owner mining will commence in Q4 2022.  Mill commissioning is currently planned for Q2 2023 and full production in Q1 2024.

16.6.2 Production Schedule

The Côté deposit is planned to be mined in four phases included within the ultimate pit limit.  The schedule was developed in quarters for the pre-production period for the first five years of production, then in annual periods.

The scheduling constraints establish the maximum mining capacity at 62 Mtpa and the maximum number of benches mined per year at eight in each phase.  Additional constraints were used to guide the schedule and to obtain the desired results.  Examples of these additional constraints include feeding lower grade material during the first months of the plant ramp up schedule, the maximum stockpile capacity, and reducing the mining capacity in later years to balance the number of trucks required per period.

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The schedule produced a 16 year LOM with stockpile reclaim extending into Year 18.  The amount of re-handled mill feed is 79 Mt, which requires a maximum stockpile capacity of 62 Mt, in Year 10.  The average grade is 0.96 g/t Au.  The proposed LOM schedule is illustrated in Figure 16-9, while Figure 16-10 presents the scheduled feed grade and Figure 16-11 the anticipated stockpile balance.

Source: IAMGOLD, 2021.

Figure 16-9: Production Schedule

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Source: IAMGOLD, 2021.

Figure 16-10: Scheduled Total Feed Grade

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Source: IAMGOLD, 2021.

Figure 16-11: Stockpile Balance

16.7 Operating Schedule

The mine is scheduled to operate 24 hr/day, seven days per week (24/7 schedule), using four rotating crews working 12 hour shifts.  During each 24 hour period, there are two 12 hour shifts scheduled, consisting of a day shift and a night shift.

Since the proposed mine will support autonomous truck and drill operations, "hot shift change" (overlap between shifts to allow for continuous mine operations) will occur.  Additionally, the autonomous trucks and drills do not require breaks and the shovels will use relief operators to cover for breaks, which should allow the equipment to achieve approximately 7,400 gross operating hours in a year.  Mechanical availability for major mining equipment varies from 85% to 87% and utilization of availability varies from 61.2% to 85.4%, as presented in Table 16-1.

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Table 16-1: Major Equipment Availability and Utilization

IAMGOLD Corporation - Côté Gold Project

Equipment	Availability	Utilization
793F Truck	87.0%	85.4%
6060FSE Shovel	85.5%	63.4%
994K Loader	87.0%	61.2%
PV231 drill	85.0%	75.4%
D65 drill	85.0%	65.9%
D10T Dozer	85.0%	71.2%
18M Grader	85.0%	71.2%

During the pre-production period, the truck and shovel equipment utilization has been de-rated to account for autonomous commissioning, initial site conditions, and operator skill level.  On the advice of multiple equipment suppliers, the schedule allows for a one year truck commissioning period .

Similar to mine operations, mine maintenance is scheduled to be on a 24/7 schedule to allow for continuous maintenance coverage, however, the majority of planned maintenance work is anticipated to be completed during the day shift with a reduced crew scheduled for the night shift.

Blasting is scheduled during the daylight hours.  Two contract blasting crews will rotate on a 12 hr/day shift, with seven day per week coverage.

A number of duties can only be performed during the daylight hours, as such for duties requiring seven day per week coverage, two crews will rotate day shifts.  For duties not requiring seven day per week coverage, personnel will work a four day on, three day off schedule, with 10 hour shifts.

16.8 Blasting and Explosives

Blasting operations will be contracted to a blasting explosives provider who will be responsible for explosive supply, loading, stemming, and blast initiation.

Drilling will be required for both ore control and blasting.  Rock fragmentation achieved through blasting is the overriding design criteria for the drill hole pattern design.

Production drill equipment is likely to consist of a PV231 drill fleet.  Assumptions on the total metres drilled include a 2% allowance for re-drills.  Penetration rate assumptions are based on field tests conducted by Epiroc within the deposit area, and are estimated to average 23.1 m/h.

In addition to production drilling, pre-split drilling will be required for all intermediate and final walls.  Smartroc D65 drills are likely to be used for pre-split drilling.  For highwall protection, a three hole trim pattern will be shot adjacent to all walls.

All material, with the exception of overburden, will be shot.  The overburden material, which consists of peat and glacial till that overlies the Côté deposit, will be free-dug by the contractor.  For production ore shots, electronic detonators will be used.  All other shots will use pyrotechnic detonators.

Figure 16-10 presents annual drill metres by type.

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Figure 16-12: Stockpile Balance

16.9 Grade Control

Ore control will be conducted by sampling the bench drill cuttings, assaying these cuttings at an onsite laboratory, estimating ore grades from the assays, and then muck staking the ore polygons in the field.  Ore and waste routing will be tracked via the MineStar fleet management system.

16.10 Mining Equipment

16.10.1 Overview

Mining operations will use an autonomous truck and drill fleet, supported by a conventional manned loading fleet and a fleet of manned support equipment.  The truck fleet will be diesel-powered with the capacity to mine approximately 60.0 Mtpa operating on 12 m benches.  The loading fleet will include two electric-powered hydraulic shovels, supported by three large diesel-powered front-end loaders (FELs).

The mine will be supported by multiple contractors.  A contractor miner is assumed to mine all overburden within the mine plan and to develop the initial benches in the pre-production period for the autonomous fleet.  A maintenance and repair contract (MARC) will be in place during pre-production and the first three years of operation.  Blasting will be conducted by a contract down hole service during the LOM.  A full-service contract tire provider will be used throughout the LOM to supply, repair, and change tires at the mine site.

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Equipment sizing and numbers are based on the mine plan, maintenance availability assumptions, and a 24/7 schedule and are presented in Table 16-2.

Table 16-2: Mining Equipment Fleet

IAMGOLD Corporation - Côté Gold Project

Equipment	Yr-1	Yr1	Yr2	Yr3	Yr4	Yr5	Yr6	Yr7	Yr8	Yr9	Yr10	Yr11	Yr12	Yr13	Yr14	Yr15	Yr16	Yr17	Yr18
793F Truck	14	18	22	23	23	22	18	22	20	22	21	16	16	16	19	15	7	2	3
6060FSE Shovel	1	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1	1	1	1
994K Loader	2	3	3	3	3	3	2	3	1	1	1	1	1	1	1	1
PV231 drill	4	6	6	6	5	6	5	5	5	5	5	3	3	3	3	3	1
D65 drill	2	2	2	2	2	2	2	2	2	1	2	1	1	1	1	1	1
D10T Dozer	4	6	6	6	5	5	5	5	4	4	4	3	3	3	3	3	1	1	1
18M Grader	2	3	3	3	3	3	3	3	3	3	3	2	2	2	3	2	1	1	1
844 RTD	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1	1	1	1
777 Water Truck	1	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1	1	1
395 Excavator	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
349 Excavator	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
745 Sand Truck	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
745 Fuel/Lube Truck	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1	1	1
Cable Reeler		1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Truck mount 40t Crane	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
120t Rough Terrain	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
5t Forklift					2	2	2	2	2	2	2	2	2	2	2	2	1	1	1
10t Forklift					2	2	2	2	2	2	2	2	2	2	2	2	1	1	1
Mechanic Service Truck					3	3	3	3	3	3	3	2	2	2	3	2	1	1	1
Small Fuel/Lube Truck					1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Skid Steer					1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Flatbed Truck					2	2	2	2	2	2	2	2	2	2	2	2	1	1	1
Telehandler					1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
450F Backhoe	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Lowboy	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Compactor	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Small Water Truck	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Light Vehicle	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	7	7
Crew Bus	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	2	2	2

16.10.2 Loading

The selected primary loading unit is the CAT 6060 electric/hydraulic (6060E) shovel.  Two are required at the peak mining rate.  Three CAT 994K high lift FELs are scheduled throughout the mine life.  The CAT 994K FELs are scheduled to supplement the 6060E production on an as-needed basis and to dig shovel drop cuts.  The FELs will also be used for stockpile re-handle, most of which is scheduled towards the end of mining.  The mine is designed in an over-shoveled configuration.

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16.10.3 Hauling

The selected primary hauling unit is a CAT 793F mechanical drive truck operated in autonomous mode.  It has a payload capacity of 217.6 t wet, assuming a standard body with a full set of liners.  The dry capacity is estimated at 215 t, assuming 1.2% moisture and carry back.

Truck requirements during preproduction are based on a one year commissioning period.  One autonomous truck is assumed to be assembled and commissioned every two weeks.  During the first two months, the trucks would be operated on day shift only.  The night shift would be introduced after the third month.  Truck commissioning would be performed in a large rock bench located in Phase 1 and developed by the contract miner during pre-production Year -2.  The autonomous trucks would be commissioned in isolation with no interference with contract miners or construction activities.  During the one year commissioning period, the truck fleet will increase to 14 trucks, and subsequently to 23 trucks within the first three years of production.  Truck requirements will then ramp down as production ramps down with two trucks remaining for stockpile re-handle in Years 17 and 18.

16.10.4 Support

Support equipment includes excavators, track dozers, rubber-tired dozers (RTDs), sand trucks, graders, water trucks, fuel/lube trucks, and water trucks.  The major tasks for the support equipment include:

• Bench and road maintenance

• Shovel support/clean up

• Blasting support/clean up

• MRA maintenance

• Stockpile construction/maintenance

• Road building/maintenance

• Field equipment servicing.

16.10.5 Auxiliary

To support mine maintenance and mine operation activities, a fleet of auxiliary equipment is required.  The equipment to support mine maintenance is planned to be purchased in Year 4 following the three-year MARC and prior to starting Owner maintenance.

16.11 Comments on Section 16

The mine plan is based on the 233 Mt of Proven and Probable Mineral Reserves.  The mine design is conventional.

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17.0 RECOVERY METHODS

17.1 Introduction

The process circuits will include primary crushing, secondary crushing, HPGR, ball milling, vertical milling, gravity concentration and cyanide leaching, followed by gold recovery by CIP, stripping and electrowinning (EW).  Tailings handling will incorporate cyanide destruction and tailings thickening.

Plant throughput will be 36,000 tpd and it is expected that a ramp up period of 10 months will be required to reach the design throughput.

Preliminary test work has indicated that the Gosselin deposit is similar to the Côté deposit (see Section 13 of this Technical Report), however, additional test work is required to validate and confirm this.  Based on discussions with Côté personnel, Wood believes that any modifications required to process Gosselin ore will be made by the operations group.

17.2 Process Flow Sheet

The process plant will consist of:

• Primary (gyratory) crushing

• Secondary cone crushing and coarse ore screening

• A coarse ore stockpile

• Tertiary HPGR crushing

• Fine ore screening and storage

• Two milling stages (ball mill followed by vertical stirred mills)

• Gravity concentration and intensive leaching

• Pre-leach thickening

• Whole ore cyanide leaching

• CIP recovery of precious metals from solution

• Cyanide destruction

• Tailings thickening

• Elution of precious metals from carbon

• Recovery of precious metals by EW

• Smelting to doré

The processing plant will have facilities for carbon regeneration, tailings thickening, and cyanide destruction.  The overall process flow diagram is presented in Figure 17-1.  The process design criteria assumptions are included as Table 17-1 and unit operations are summarized in Table 17-2.

17.3 Plant Design

17.3.1 Crushing and Coarse Ore Stockpile

Major comminution equipment parameters are presented in Table 17-3.

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The 54 in. x 75 in. primary gyratory crusher will crush the ore at an average rate of 2,143 tph to P80 140 mm.  Selection of this crusher was based on volumetric throughput and power requirements.

Run-of-mine (ROM) ore from the trucks will be discharged to a dump pocket with a capacity of 330 t (the equivalent of 1.5 times the size of a truckload).  The apron feeder discharge chute at the crusher exit will have a baghouse-type dust collector.  Crushed ore product from the primary crusher will be transferred to the covered coarse ore conveyor and conveyed approximately 300 m to a coarse ore screen distributor located in the screening building.

Primary crusher product will be sized on coarse ore screens consisting of two double-deck multi-slope vibrating screens.  Coarse ore screen oversize will be sent to the 1,250 hp secondary cone crusher, with secondary crusher product being sent back to the coarse ore screens through the coarse ore conveyor.

Coarse ore screen undersize will be conveyed to the covered coarse ore stockpile, which will have a live capacity of 20,157 t, equivalent to 12 h of nominal process plant operation.  Live storage capacity is defined as the portion of the stockpile that will flow into the feeders with out dozing, while the portion outside this live storage section is referred to as dead storage.  Total live and dead storage capacity will be 74,720 t, equivalent to 44 h of normal operation.  Using a bulldozer will enable the process plant to continue operating during primary/secondary crushing circuit maintenance shutdowns or upset conditions.

The coarse ore stockpile will be equipped with three reclaim apron feeders, sized in a manner that two feeders can deliver the design rate.  An 83 m diameter dome structure will cover the stockpile for weather and dust containment.  Additionally, apron feeder discharge chutes will be equipped with filter cartridge-type dust collectors to control dust in the tunnel.  Reclaim apron feeders will discharge onto an approximately 260 m long covered stockpile reclaim conveyor.

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Source: Wood, 2018.

Figure 17-1: Overall Process Flow Diagram

Table 17-1: Process Design Criteria

IAMGOLD Corporation - Côté Gold Project

Parameter		Units	Value
Plant Feed Rate	Shifts / Day		2
	Hours / Shift	hr	12
	Hours / Day	hr	24
	Days / Year	days	365
	Primary / Secondary crushing circuit Utilization	%	70
	Process Plant Availability[1]	%	94
	Annual Processing Rate	Mtpa, dry	13.1
	Daily Processing Rate	tpd, dry	36,000
	Crushing Processing Rate, Nominal[2]	tph, dry	2,143
	Plant Processing Rate, Nominal[2]	tph, dry	1,596

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Parameter		Units	Value
Mill Feed Properties	SG		2.7
	ROM Bulk Density, Unpacked	t/m3	1.6
	Moisture Content	%, w/w	3-5
	Design (75th percentile)
	Ai		0.68
	Crusher Work Index (Cwi)	kWh/t	13.3
	Bwi	kWh/t	16.1
	Rwi	kWh/t	17.3
	Dwi	kWh/m3	11
	Mia (coarse particle component)	kWh/t	28.9
	Mib (fine particle component)	kWh/t	19.7
	Mih (HPGR component)	kWh/t	23.6
	Mic (crusher component)	kWh/t	12.2
Head Grades and Recoveries	Head Gold Grade, Average	g/t Au	0.98
	Au Recovery by Gravity Concentration	%	23
	Intensive Leach Recovery	%	99
	Leach Recovery	%	91.2
	CIP Recovery	%	99
	Desorption, Regeneration, and Refining Recovery	%	99.5
	Overall Au Recovery	%	91.8

Notes:

1. 2018 FS target availability, to be confirmed in design phase.

2. Based on target availability to achieve daily processing rate.

Table 17-2: Summary of Unit Operations

IAMGOLD Corporation - Côté Gold Project

Item		Unit	Design
Crushing	Nominal throughput	tph	2,143
	Primary / secondary crushing circuit utilization	%	70
	Feed top particle size, maximum	mm	1000
	Product particle size, P80	mm	38
	Stockpile live capacity	t	20,157

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Item		Unit	Design
Grinding	Nominal throughput	tph	1,596
	HPGR feed, F80	mm	38
	HPGR product, P80	mm	2.4
	Ball mill grind, P80	μm	235
	Ball mill circulating load	%	300
	Vertical mill grind, P80	μm	100
	Vertical mill circulating load	%	250
	Grinding circuit availability	%	94
Leach	Leach feed thickener unit area	m2/tpd	0.075
	Type of circuit	-	CIP
	Residence time, leach tanks	hr	30
	Residence time, CIP tanks	hr	1.6
	Cyanide consumption	kg/t	0.1
	Carbon concentration	g/L	50
Elution	Stripping method		Pressure Zadra
	Number of carbon strip vessels		2
	Carbon strip vessel capacity	t	11.3
Carbon Regeneration	Type		Indirect
	Method of heating		Electric
	Number of kilns		1
	Rate	kg/h	1,100
Cyanide Destruction	Number of stages		1
	Residence time	min	120
	Oxidant		SO2/air
	SO2 addition	g/g CNWAD	5
	Total residual cyanide	mg/L	<2
	Leach tails thickener unit area	m2/tpd	0.072

Table 17-3: Major Comminution Equipment Parameters

IAMGOLD Corporation - Côté Gold Project

Equipment		Unit	Value
Gyratory Crusher	Number of units	#	1
	Throughput	dry tph	2,143
	Installed motor	kW	600
	Product particle size, P80	mm	140
	Size	mm	1,400 x 2,100[1]

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Equipment		Unit	Value
Cone Crusher	Number of units	#	1
	Throughput	dry tph	2,250
	Installed motor	kW	930
	Product particle size, P80	mm	38
HPGR	Number of units	#	1
	Throughput	dry tph	3,511
	Installed motor	kW	7,800
	Crusher Product, P80	mm	2.4
	Size	mm Ø x mm W	2,400 x 2,400
Ball Mill	Number of mills	#	1
	Throughput (fresh)	dry tph	1,596
	Size	m (ø x effective grinding length (EGL))	7.93 x 12.34
		m (ø x length EGL)	7.9 x 12.3
	Installed motor	kW	16,000
	Motor/mill		2
	Drive type		Dual pinion
	Cyclone O/F, P80	µm	235
Vertical Mill	Number of units	#	2
	Throughput (fresh)	dry tph	1,596
	Installed power (total)	kW	6,712
	Cyclone O/F, P80	µm	100

Note:

1. TSU - Top Service Ultra Duty.

Combined ore from HPGR screen oversize will report into the HPGR feed bin via two covered transfer conveyors approximately 90 m and 70 m long, respectively.

The screening building will be an insulated structure and will contain two coarse ore and three fine ore screens, apron feeders to each screen, product transfer conveyors and chute works.  Dedicated dust collectors for each set of screens will be located outside of the building.

The crushing building will also be an insulated structure.  Equipment will include a secondary crusher, a HPGR with respective apron feeders, and a shared 100 t / 20 t crane.  Dedicated feed bins and dust collectors will be located adjacent to the main building.

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17.3.2 HPGR and Grinding Circuits

The selected flowsheet to achieve 36,000 tpd with a final product size of P80 100 µm consists of a closed HPGR circuit, primary grinding with ball mill circuit, and secondary grinding with vertical mills circuit.

The HPGR will have 2,400 mm diameter by 2,400 mm width rolls, and two variable speed motors with a total installed power of 7,776 kW.  The HPGR discharge will fall into a discharge conveyor and feed a scalping screen feed distributor.  The crushed ore stream will be evenly split into three double-deck dry-scalping screens with 12 mm and 4 mm apertures, to achieve P80 2.4 mm.  Oversized material will be recycled back to the HPGR feed, while undersize will be sent to the primary grind ball mill circuit via a 16 m diameter fine ore bin capable of storing two hours of plant feed.  This bin will receive ore from the screening building via a 166 m long covered conveyor.  A dust collector system will be installed in the discharge to the bin.  Ore will be reclaimed from the bin using two reclaim feeders, which will discharge onto a 240 m long ball mill feed covered conveyor.

The 7.92 m diameter by 12.3 m EGL ball mill, powered by two motors of 8,000 kW each, will operate in a closed-circuit configuration with a 12-way radial cyclone cluster.  Fresh circuit feed will be fed directly to the ball mill and the product will be discharged via gravity through the mill trommel to the cyclone feed pumpbox, where the slurry will then be pumped to the cyclone cluster.  A total of ten 750 mm diameter cyclones will work in closed circuit with the ball mill, with two cyclones on stand-by.  All coarse cyclone underflow material will report to the ball mill with an estimated circulating load of 300%.  Overflow fine material from the primary cluster cyclones will report to the secondary grind cyclone feed pumpbox with P80 235 µm.

The secondary grind circuit will consist of two vertical stirred mills with a total installed power of 6,700 kW.  Stirred mills will operate in closed circuit with the secondary grind cyclone cluster consisting of 13 operating 750 mm diameter cyclones.  Underflow material from the cyclones will feed the stirred vertical mills.  A 40% split from the cyclone underflow will feed the gravity concentrators for gold recovery.  Tailings from the gravity circuit will be returned to feed the vertical mills.  Secondary cyclone overflow will be directed to the WOL circuit with a final product size of P80 100 µm.  A particle size analyzer will monitor the performance of the entire grinding circuit.

17.3.3 Gravity Concentration and Intensive Leach

Material from the secondary cyclone underflow, up to a maximum of 1,600 tph, will be directed to the gravity concentration circuit.  The stream will be evenly split directly from the cyclone cluster into two gravity concentrators working in parallel, to separate high density particles producing a high grade gold concentrate.  The gravity concentrators will be equipped with feed bypass arrangements to direct the slurry to the vertical mills during concentrate discharge cycles.

This high grade concentrate will be discharged by batches every 45 minutes and stored in the intensive cyanidation feed tank for further processing.  The contents of the intensive cyanidation feed tank will be discharged into the intensive cyanidation reactor, to be leached with a high cyanide concentration solution.  Sodium hydroxide will be added to maintain the pH between 10.5 and 11, along with a leaching aid to complete the gold dissolution process.  Solids from this reactor will be discharged back to the secondary cyclone feed pumpbox, and the pregnant solution, containing dissolved valuable metals, will be forwarded to the pregnant solution holding tank located in the gold room area.

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17.3.4 Whole Ore Leach and CIP

Secondary cyclone overflow will flow via gravity to a distribution box, where it will be split into two trash screens for the removal of organics, metal, and other miscellaneous tramp materials.  The oversize will be diverted to a trash screen bin, which will be emptied periodically.  Undersize from the two trash screens will flow via gravity to the pre-leach thickener feed de-aeration tank, where lime will be added to adjust pH as necessary before leaching.

The pre-leach feed thickener will be fed from the de-aeration tank.  An auto dilution high rate thickener of 45 m diameter will be used to thicken the slurry from 33% to 50% in the underflow.  The speed of the underflow pumps beneath the thickener will be varied to control the density of the feed to the leach circuit.

Thickener overflow water will be reused as process water in the different mill circuits, as required.

The pre-leach thickener underflow stream will be pumped to a leach feed tank, where it will be mixed with cyanide to achieve a concentration of 300 mg/L.  The slurry will then be distributed to two leach lines.  Each leach line will consist of five tanks in series, each 19.3 m diameter by 26.1 m high (average).  Each tank will have triple impeller agitators to maintain slurry solids in suspension in the high aspect ratio tanks.  Oxygen will be injected into the tanks to enhance the leaching kinetics of gold.  Slurry will overflow by gravity from one tank to the next as it makes its way through the line.  Total residence time in the leaching circuit will be 30 hrs.

Once leaching is completed, the slurry from both leach lines will be recombined in the pump cell CIP circuit feed launder.  The CIP circuit will consist of eight 450 m3 tanks operating in carousel mode.  In this mode of operation, each tank will have its own discrete batch of carbon, which will spend a defined period in the circuit before the entire batch is removed to elution.  Each tank will contain a total of 22.5 t of activated carbon, and will use a 29 m2 interstage screen, to prevent activated carbon from flowing with the slurry flow.

17.3.5 Stripping Circuit

Slurry containing loaded carbon from the CIP circuit will be pumped to a vibrating loaded carbon screen.  Carbon washed from the screen will fall through a chute into a storage bin, and then to the acid wash vessel with a capacity of 11.3 t each.  The remaining slurry on the recovery screen will flow through the screen deck, to be collected in a screen undersize launder and pumped back to the CIP feed.

All loaded carbon will be acid-washed in one of two washing vessels.  After four hours of acid-washing operations, the loaded carbon in the acid-wash vessel will be discharged and pumped to one of the elution vessels.  The loaded carbon in the storage bin will be acid-washed and transferred to the second elution vessel.

Pressure Zadra elution will be applied to the carbon stripping process for 16 hrs, using two elution vessels with a capacity of 11.3 t each.  Solution from the barren solution tank will be pumped to the carbon stripping vessels.  Pregnant solution will overflow from the vessels and will be distributed to the EW cells.  After stripping, the barren carbon will be pumped from the strip vessel to a carbon regeneration circuit, consisting of a vibrating carbon dewatering screen and a 1,100 kg/h regeneration kiln.  The screened carbon will be sent to the carbon regeneration kiln, and the undersize to a fines tank.  Material from the fines tank will be pumped through a carbon fines filter press and captured carbon will be stored in bags.  Periodically, the carbon fines will be treated in an off-site smelter to recover credits for residual gold values.

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17.3.6 Electrowinning and Refining

Overflow pregnant solution from the stripping vessels will report to an EW cells distribution box and split in two.  Four 3.5 m3 EW sludging cells, arranged in two lines of two, will capture valuable metals in a sludge form.  After EW, the eluate will flow to the barren solution tank, and be recycled to elution as part of the carbon stripping process.

Pregnant solution generated in the intensive leaching reactor and held in the pregnant solution holding tank will be treated in a dedicated EW cell.  This cell will operate in a closed loop with the holding tank.  At the end of the EW process, this eluate will be discharged into the barren solution tank.

Sludge recovered periodically from the EW cells will be mixed with flux in an induction-style furnace.

The melted metal will be poured into a series of moulds to produce doré bars, while the slag produced will be poured into slag moulds.  After cooling, the slag will be broken up, with the high grade slag material re-poured to increase recovery, and the low grade slag recycled to the grinding circuit.

17.3.7 Cyanide Destruction

Tailings generated in the CIP circuit will initially be screened through carbon safety screens, to capture any attritioned carbon particles remaining in the discharge slurry.  Undersize from the screens will be sent to cyanide destruction.

Cyanide destruction will take place simultaneously in two tanks, each 14 m in diameter by 17.5 m high.  The process will involve the addition of sulphur dioxide to destroy the cyanide, lime to neutralize the sulphuric acid that is formed as a by-product, and copper sulphate, which will act as a catalyst in the reaction.  An on-line cyanide analyzer will measure levels of free and CNWAD for the feed and product streams in the cyanide destruction circuit.

Liquid sulphur dioxide will be delivered by truck and will be the primary source of sulphur dioxide.

After cyanide destruction, the slurry will be discharged into a tailings thickener feed tank, from where it will be routed to the tailings thickener.

17.3.8 Tailings Thickening

The tailings thickener will be 55 m in diameter and will be equipped with a high rate type mechanism with an auto-diluting feed well.  The feed slurry density of 50% solids will be increased to a target of approximately 60% to 62% in the underflow after thickening.

Overflow water from the tailings thickener will be recycled back to the process-water tank, while underflow solids will be pumped to the TMF.

17.3.9 Production Ramp Up Schedule

The ramp up period will be highly influenced by design considerations, especially pertaining to the grinding circuit.  Current design incorporates learnings from HPGR circuits installed in the last decade.  Some sites have experienced ramp up periods as long as one year, although expansions at other sites have reached nameplate throughput in only six months.

The Côté processing plant is expected to take ten months to reach the design throughput of 36,000 tpd.  Reliable modelling, a focus on engineering design, and equipment selection will be key to achieving full production in this timeframe.

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17.4 Energy, Water, and Process Materials Requirements

17.4.1 Water

Tailings water from the reclaim pond will be the primary source of mill water, providing the majority of the processing plant requirements.  The stormwater/mine water pond will be a secondary source of process water.  Fresh water required for reagent mixing at the processing plant will be pumped from Mesomikenda Lake.  During the dry period the volume from Mesomikenda Lake is estimated to be 360 m3/hr.

Water from the polishing water pond will be filtered and stored for use in a filtered water tank, providing clean water for carbon handling, cooling, gland sealing, gravity concentration fluidization, and reagents preparation.  Fresh lake water will be stored and used as fire water.  Pumps will be installed to bring water to the process building and the truck shop.

Water for potable water will be sourced from two deep wells and fed to a potable-water treatment plant and stored in a high tank.  Potable water consumption is estimated to be 32 m3/hr.

17.4.2 Reagent Preparation

The reagent preparation area will include receiving systems, mixing and holding tanks, and metering systems for flocculant, sodium hydroxide, cyanide, copper sulphate, liquid sulphur dioxide, anti-scalant, lime, and hydrochloric acid.  These systems will be in individually contained areas forming part of the processing plant's main building, with easy access by delivery trucks.  The liquid sulphur dioxide tanks will be adjacent to the reagent area next to the cyanide destruction tanks.

Oxygen for the leach circuit will be delivered to site in bulk quantities and managed in stationary storage units.  Oxygen piping will run from the pad to the leach circuit.

17.4.3 Air Services

A dedicated, self-contained air service system will be provided for the:

• Crusher area to service the primary, secondary, and HPGR crusher facilities

• Reclaim area

• Screening building

• Storage bin

• Leaching circuit

• Cyanide destruction and reagent area.

The systems will consist of an air compressor with its own service-air receiver, air dryer, and instrument-air receiver.

Two additional air compressors, fitted with intake filters and silencers, will feed plant air into a receiver for distribution to different parts of the processing plant.  Some of this air will be fed to a system to prepare it for use as instrument air.

17.4.4 Cyanide Management

ISO tank containers (ISOtainers) containing solid sodium cyanide will be offloaded from trucks, parked on a concrete pad, and then stored within the reagent storage area.  Bulk cyanide will be dissolved within the ISOtainers and transferred to a mixing tank for further dilution with filtered water.  The cyanide solution will then be pumped to a holding tank for distribution to the leach circuit, barren eluate tank, and intensive cyanidation unit.  Secondary containment will be implemented in the reagent preparation, leach, and CIP areas.  Transportation, management, and storage of cyanide will be consistent with the International Cyanide Management Code.

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17.4.5 Energy

The mill will require approximately 56.7 MW of power to operate at full capacity.  Additional information on the power supply assumptions for the Project are provided in Section 18.8 of this Technical Report.

17.5 Comments on Section 17

• The process design uses a conventional flowsheet and conventional equipment.

• The ramp up period will be highly influenced by design considerations, especially pertaining to the grinding circuit.  The processing plant is expected to take 10 months to reach the design throughput of 36,000 tpd.  Reliable modelling, a focus on engineering design, and equipment selection will be key to achieving full production in this timeframe.

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18.0 PROJECT INFRASTRUCTURE

18.1 Introduction

Infrastructure will include:

• Open pit

• MRA and stockpile facilities

• TMF

• Permanent camp and a temporary construction camp

• Emulsion plant

• Process facilities

• Workshop, offices, facilities, and other services

• Watercourse realignment dams and channels

• New lake to be created to compensate the loss of Côté Lake

• Storm/mine water, polishing, and tailings reclaim ponds

• Collection, surplus water discharge, and dispersion systems

• Two-lane gravel access road

• Upgraded existing transmission line from Timmins to Shining Tree Junction and a new 44 km long 115 kV electrical power transmission line from Shining Tree Junction to the Project site

• Electrical distribution network.

A layout plan is included as Figure 18-1.

18.2 Road and Logistics

Current access to the Property is via a network of logging roads and local bush roads accessed from Highway 144 and from the Sultan Industrial Road, which runs east-west along and below the southern portion of the Project area.

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Source: Wood, 2018.

Figure 18-1: Infrastructure Layout Plan

The selected route to the processing plant is the existing Chester Logging Road which has already been upgraded from the Sultan Industrial Road, 4.62 km, at the intersection with an existing road to the planned open pit area.  The upgraded road is nine metres wide and deemed sufficient to serve as the main access to the mine site.  From the upgraded road to approximately the southeast corner of the TMF, Chester Logging Road will require upgrading to a 10 m design width, which is accounted for in the estimate.  At the corner of the planned TMF site, the existing road continues into the footprint of the TMF, and 4.28 km of new road construction will be required to extend the access to the construction/permanent camp entrance. This section of road will be constructed as part of the early works and will be used as a primary construction access to the processing plant site and the camp area.

A mine site bypass route will use the existing Yeo Road, from the Sultan Industrial Road to a point opposite the northwest corner of the TMF, without upgrade.  From there a new connector road of 3.94 km has been constructed to tie into an existing road which runs parallel to the North Dam of the TMF.  This existing road requires upgrading.  It will permit public access to Chester Logging Road north of the TMF without passing through the mine security gate and the mine site proper.

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Mine development will require three major haul roads, consisting of access to the MRA, the TMF, and the topsoil/overburden stockpile.  In addition, a major intersection is required on the north side of the open pit to tie together the exit from the pit with the pit bypass road, the ramps to the ore stockpiles, and the crusher and truck shop ramps.

Approximately 24.7 km of new six metre wide service roads are required to access all site facilities, including many shorter spurs to dam locations, and perimeter roads around the TMF and the east side of the MRA.

The site layout includes three major watercourse crossings.  Roads will be designed with a crossfall from side to side (as opposed to a central crown), such that the runoff from the entire road surface will be discharged to another developed drainage area on one side of the road, such as the processing plant site, the reclaim water pond basin, the TMF, MRA, polishing pond, or the open pit itself.

18.3 Stockpiles

Stockpiles required for the mine plan are discussed in Section 16.5 of this Technical Report.

18.4 Mine Rock Area Facilities

Mine rock area facilities required for the mine plan are discussed in Section 16.5 of this Technical Report.

18.5 Tailings Management Facilities

The TMF is discussed in Section 20.4 of this Technical Report.

18.6 Built Infrastructure

18.6.1 Mine and Process Facilities

The buildings and structures that will be required for the mine plan are summarized in Table 18-1.

Four building design types are envisaged:

• Pre-engineered, such as the processing building and truck shop.  All process and internal platforms/structures inside these buildings will be stick-built and tied to pre-engineered building columns where possible.

• Stick-built, such as secondary crusher/HPGR and screen buildings.  Each building and its internal platforms/structures will be designed as one structure.

• Modular structural steel, such as control rooms, metallurgical laboratory with foundations or supporting steel structures provided.

• Modular timber buildings, such as mine dry, plant dry with foundations.

All facilities will include the required electrical, HVAC, fire protection, and other services.

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18.6.2 Accommodation Facilities

18.6.2.1 Permanent Accommodation Facilities

The permanent accommodations will be pre-fabricated modular buildings consisting of the core services facilities and the individual dormitories which will be manufactured offsite and transported, assembled, anchored on permanent foundations, and commissioned at site.

Dormitories will consist of eight three-storey dorms to house 72 or 112 people each for a total available capacity of 816 rooms, connected by prefabricated, heated link/utility corridors to the one-storey core services building that will house recreation, dining, kitchen, food preparation, and food storage facilities.

Table 18-1: Buildings and Structures

IAMGOLD Corporation - Côté Gold Project

Item	Comment
Primary crusher	Cast-in-place concrete, a steel structure will support the control room and 80/15 t overhead crane. The crusher discharge conveyor will be approximately 270 m long, extending from the primary crusher tower (tail pulley) to the coarse ore feed distributor (head pulley) located in the screening building.
Secondary crusher and HPGR building	Insulated steel structure. Equipment will include the secondary crusher and the HPGR with respective apron feeders, and a shared 140/20 t area crane, access stairways, and platforms.
Coarse ore conveyors and reclaim	Coarse product from the coarse ore screens will travel on a 202 m long conveyor back to the secondary crusher feed bin, while the fine product will travel on a 208 m long conveyor to the covered coarse ore stockpile.
Coarse ore screen building	Insulated steel structure. Equipment will include two coarse ore and three fine ore screens, vibrating feeder to each screen, products transfer conveyors and chute works, 140 t overhead crane, access stairways, and platforms.
Coarse ore stockpile and reclaim tunnel	An 83 m diameter dome structure will cover the stockpile for weather protection and dust containment. The coarse ore reclaim tunnel will be approximately 181 m long overall, consisting of a reclaim section with a sump for pumping accumulated water, an escape tunnel, and a conveyor tunnel with varying cross-sectional areas for each.
Fine ore feed bin	A 15 m diameter fine ore feed bin capable of storing two hours of ball mill feed material will be located south of the secondary crushing building. This bin will receive fine ore from the screening building via a 183 and 87 m long fine ore bin feed conveyors. Ore will be reclaimed from this bin using two reclaim feeders, which discharge on to a 243 m long ball mill feed conveyor, which will directly feed the ball mill.
Process building (includes the subset areas below)	Pre-engineered steel structure with a ridged sloping roof, completely enclosed with a building envelope that will comprise pre-painted, insulated sandwich wall and roof panels, personnel access doors, large equipment access doors, air intake louvers, wall exhaust fans, and variation cowlings. South piperack will be part of this building.

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Item	Comment
Grinding area	One-storey structure that will house the ball mill, vertical mills, cyclones and feed pumps, ball bins, mill lube system, gravity circuit, and other associated equipment, including a traveling bridge 80/30 t crane.
Refinery, CIP, reagent and tailing pumping areas	Form part of the processing building, and will house the CIP, carbon operations, compressor, EW and refinery, reagent and cyanide areas and tailing pumphouse. These areas will contain related mechanical process equipment, piping, tanks and pumps, cranes including a 30/15 t and 5 t bridge cranes and will be provided with elevated platforms and stairs for maintenance.
Metallurgical laboratory	Two prefabricated, prefinished steel modules will house the metallurgical laboratory including a receiving/preparation area, metallurgical testing room, clean metallurgical room, and office.
Thickener and leaching area	A pre-leach thickener, tailings thickener, and leach tanks will be located outdoors, south of the process building.
Assay laboratory	One-story pre-engineered steel building. Will house sample receiving and preparation, mill preparation, FA, wet chemical laboratory, weighing and fluxing, environmental laboratory, and other functional areas to support sample analysis. Ancillaries will include offices, lunchroom, mechanical room, electrical room, and washrooms.
Lube oil room	Will contain the lube-oil skid unit.
Mill maintenance workshop	An enclosed room that will have an overhead 10 t crane to perform day-to-day mill maintenance equipment repair.
Control Room, mill offices, lunchrooms, and washrooms	Prefabricated modular steel assembly will comprise two 4 m wide modules which includes Mill control room, offices, lunchroom, and washroom.
Mine and Plant dry buildings	Two pre-fabricated modular buildings (one storey). Mine dry facility will include 315-man "clean side" and 315-man "dirty side" locker rooms with a central washroom consisting of shower areas, wash fountain area, toilet cubicles, urinals, and vanity lavatories. A similar facility will be provided for up to 35 women in this building Plant dry facility will include 150 man and 15 women locker rooms with separate central washroom.
Administration offices	One-storey prefabricated modular building will house a few private managers' offices and mostly open offices. It will also house the central mine and mill control room, security office, dispatch room, a large conference room with washrooms, lunchroom, and supporting services. First aid room will be located on east side of the building and will be connected to emergency vehicle storage with a heated corridor.
Truck shop	Insulated pre-engineered steel building. Will have high and low bays. The high bays will house four heavy mine vehicle repair bays with an overhead 50 and 25 t bridge cranes. These heavy repair bays will accommodate autonomous haul trucks and wheel loaders. The low bays will include lube storage, light-vehicle repair bays, compressor room, electrical and tool storage, women's and men's washrooms, and offices. A partial second floor will house building services, open maintenance offices, lunchroom, washrooms, and light storage/open assembly area.

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Item	Comment
Warehouse	Pre-engineered insulated fabric building. Will store general-inventory parts to support maintenance of the mine equipment fleet.
Truck wash	Insulated pre-engineered fabric building. Will house one drive through wash bay and related equipment to accommodate mine haul trucks and wheeled and tracked vehicles including light vehicles. Modified modular containers will house washing equipment, and water storage and filtration equipment.
Heated and cold storage	Pre-engineered insulated fabric structure. Will be divided into areas for heated storage, with an insulated double-skin fabric enclosure for palletized parts, and cold storage, unheated with a single-skin fabric enclosure. Reagent will be stored in a separate cold storage area with a full height partition wall.
Emergency vehicle storage and first aid	Pre-engineered insulated fabric facility. Will consist of two emergency vehicle storage bays to house the fire truck and mine rescue. First aid room will be located in Administration building and connected with a heated corridor.
Gate house	Prefabricated modular building. Will house a security office, washrooms, and search rooms. An X-ray room will be in the main facilities.
Sampling processing and dispatch facility	Insulated pre-engineered fabric building. Will house sampling processing and dispatch area. Modified modular containers will house server room, offices, mechanical room, and sample storage.

18.6.2.2 Construction Accommodation Facilities

Seven buildings, housing 44 people each, will be configured as "Jack and Jill" single occupancy bedrooms with every two bedrooms sharing a shower and toilet.  Each dorm will have a dedicated entry mudroom, personnel laundry, janitorial services, furnace closets, mechanical room, and other services.  All dorms will be connected to the permanent core services facility by 1.5 m wide treated timber walkways, slightly above ground to allow for proper drainage.

18.6.2.3 Chester Construction Camp

Six one-storey dorms will house a total of 264 people, configured as "Jack and Jill" single occupancy bedrooms with shared shower and toilet between two rooms.  Each dorm will have a dedicated entry mudroom, personnel laundry, janitorial, furnace closets, mechanical room, and other services.  All dorms will be connected to the construction core services facility via treated timber walkways slightly above the ground.  The core services facility will have with similar functional areas as the permanent core services facility at the mine site, including a 250 seat dining room.

18.7 Water Management

Water management for the Project is discussed in Section 20.5 of this Technical Report.

18.8 Power and Electrical

The power supply for the Project site will be delivered at 115 kV by a new 44 km overhead line from Hydro One's Shining Tree Junction.  Upstream of the Shining Tree Junction is an idle 118 km 115 kV line fed from Timmins Tie Station (TS) which will be refurbished and restrung.  The Independent Electricity System Operator (IESO) has completed a system impact assessment (SIA) and determined that the proposed connection to its power grid is technically feasible, that the system has sufficient capacity, and that it can meet the proposed in-service date of Q3 2020.

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The incoming 115 kV overhead line will terminate at the main substation north of the main process building.  The substation will include incoming circuit breakers, motorized isolating disconnect switches, power transformers, switchgear, and protective equipment for the transformation of power from 115 kV to 13.8 kV.  The site protection scheme will interface with Hydro One and will include a load-shedding scheme as identified in its SIA.

The calculated electrical load for the Project is as follows:

• 61 MW maximum demand load.

• 54 MW average demand load.

• 98% lagging (inductive) power factor.

This calculated load is based on the current electrical load list, and includes two electric shovels, mine dewatering, all ancillary loads, and a 10% allowance for growth during detailed design.

Hydro One has allocated a total of 72 MW of capacity to the Project.

The main substation will be adjacent to the mill grinding building, which has the largest electrical loads, to minimize cabling costs and losses.  The incoming transmission line from Shining Tree Junction will terminate at the substation, where incoming voltage will be stepped down from 115 kV to 13.8 kV for site distribution.  The main power transformer secondaries will be connected to the main site 15kV switchgear to distribute power around the site.  Feeders from the substation will be run in cable trenches, cable tray, and/or on overhead lines to the area loads.

The primary power supply to the open pit mine will be a single 13.8 kV overhead pole line running from the switchgear at the main substation to the west side of the open pit.  The system will comprise two portable skid mounted substations that transform the power from 13.8 kV to 7.2 kV for the mine's electric shovels and dewatering pumps.

Emergency back up power will be available from four diesel standby generators, sized to provide essential power to the process and ancillary electrical equipment.  The four 1 MW prime gensets will be located in the main substation area, will be 600 V rated and will be stepped up to 13.8 kV to be distributed around the site.

Uninterruptible power supplies (UPSs) will provide backup power to critical control systems including process control as well as autonomous fleet communications.  The UPSs will be sized to permit operations to shut down, and back up the computer and control systems to facilitate start up on restoration of normal (utility) power.

18.9 Comments on Section 18

Infrastructure required to support operations will include, the open pit, MRA, stockpiles, TSF and associated ponds, access and internal roads, powerlines and power distribution networks, watercourse realignments, diversion channels, dams and pond, a New Lake, process facilities, accommodation facilities, and mine support facilities including offices, workshops, and warehouses.

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19.0 MARKET STUDIES AND CONTRACTS

19.1 Market Studies

Gold doré bullion is typically sold through commercial banks and metals traders, with sales prices obtained from the World Spot or London fixes.  These contracts are easily transacted, and standard terms apply.

IAMGOLD expects that the terms of any sales contracts would be typical of, and consistent with, standard industry practices, and would be similar to contracts for the supply of gold doré elsewhere in Canada.

Limited additional effort is considered to be required to develop a doré marketing strategy.

19.2 Commodity Price Projections

The 2018 FS assumes a price of $1,600/oz Au for the estimation of Mineral Reserves, and subsequent updates have maintained that price.  SLR considers this price to be an industry consensus long term forecast price, using:

• Bank analysts' long term forecasts

• Historical metal price averages

• Prices used by industry peers

Gold prices were kept constant throughout the life of the Project.

SLR notes that it is common industry practice to use higher metal prices for Mineral Resource estimates than Mineral Reserve estimates.  For the estimation of Mineral Resources, a price of $1,500/oz Au (cut-off grade and constraining shell) was used.

19.3 Contracts

No sales contracts are in place for the Project, however, once gold is refined by IAMGOLD's refiner (within five to seven days of receipt of the doré), the bullion will be credited to IAMGOLD's bullion account at which time sales of IAMGOLD's bullion can be made immediately.  Cash from the settlement of those bullion sales will then be credited to IAMGOLD's bank account within two days.

IAMGOLD received indicative pricing for refining arrangements from the Royal Canadian Mint (the Mint).  Total costs of $1.75/oz Au for refining, transportation, and insurance were used in the cashflow analysis.

Other key contracts that will be required in support of construction and operations include, MARC, open pit mining, operation of the assay laboratory, fuel supply to site, camp operations, and mine construction.

19.4 Comments on Section 19

SLR reviewed the information provided by IAMGOLD regarding marketing and contracts.  In the QP's opinion, the information provided is consistent with that available in the public domain and can be used to support the financial analysis.

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20.0 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1 Introduction

An Environmental Assessment (EA) was completed for the Project under Canadian Environmental Assessment Act, 2012 (CEAA, 2012).  The Amended Environmental Impact Statement / Final Environmental Assessment Report is hereafter referred to as the EA (AMEC, January 2015).  An EA Decision Statement was issued by the Federal Minister of Environment and Climate Change Canada (ECCC) on April 13, 2016, and a Notice of Approval was issued by the Ontario Minister of the Environment and Climate Change (MOECC) on December 22, 2016.The Project has undergone optimizations since the 2015 EA, including:

• Relocation and reduction of the TMF to minimize overprinting of fish-bearing waters, reduction of the Project footprint, improved Project economics, reduction in the need for watercourse realignments, and the avoidance of effluent discharges to the Mesomikenda Lake watershed.

• Reduced open pit size.

• Modifications to the processing plant.

• Reduction in transmission line voltage and re-routing of the transmission line; a Provincial Class EA for the 115 kilovolt (kV) transmission line was completed in 2019.

IAMGOLD is of the opinion that there are no new net effects arising from the 2018 FS.  On October 19, 2018, the Canadian Environmental Assessment Agency (CEAA) confirmed that the proposed Project changes are not considered new designated physical activities and therefore a new EA was not required.  On November 9, 2018, the MECP also confirmed its concurrence with the conclusion in the Environmental Effects Review (EER) report, that the proposed changes to the undertaking result in no new net effects.

20.2 Baseline Studies

A list of the baseline studies completed to date is provided in Table 20-1.

Table 20-1: Baseline Studies

IAMGOLD Corporation - Côté Gold Project

Study	Comment
Water

The Project site is within the Mollie River and Neville Lake sub-watersheds.  A number of lakes lie within the Project area, including Chester Lake, Clam Lake, Côté Lake, Three Duck Lakes, Moore Lake, Chain Lake, Attach Lake, Sawpeter Lake, and Schist Lake.  Small tributaries, including Clam Creek, Unnamed Pond, and Mill Pond, drain from the Project site into the Mollie River.

The open water reach of the Mollie River between Chester Lake and Côté Lake ranges in width from five metres to 20 m, with a depth of one metre to two metres, and is bordered by a flooded grassy marsh, interspersed with dead standing conifers.  Numerous stands of planted jackpine occur adjacent to the marsh, and there is evidence of recent logging.

Air and Noise

Air quality in the vicinity of the Project site indicates no significant nearby anthropogenic sources of air emissions, and there are no significant emissions from the Project site.  Air quality in the Project area is, however, affected by long range transport of emissions from the south, and by natural sources such as fires and volatile organic emissions from vegetation.

Noise in the vicinity reflects a rural environment, including sounds of nature and minimal road traffic.

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Study	Comment
Soils

Overburden throughout the study area generally consists of an organic layer (peat in many cases) overlying silt and/or sand, with occasional till overlying bedrock.  Bedrock is very close to or at surface in most areas, except for valley bottoms and low-lying wet areas.  Overburden ranges in depth from zero metres to 18 m.

Soil pH values range from 6.8-7.3.

Geology and Geochemistry

A detailed assessment of the potential for metal leaching and acid rock drainage (ML/ARD) was completed for overburden, mine rock, and tailings.  The test work included characterization (static testing) of overburden and bedrock in previous areas planned for construction, with results indicating little potential for ML/ARD.  More extensive studies, including static and kinetic testing (humidity cells and field cells), were conducted for open pit mine rock and tailings.  The mine rock was characterized as having a generally low sulphide content (<0.3% sulphide), low potential for ML/ARD, and excess of neutralization potential overall.  The tailings were determined to be non-potentially acid generating (NPAG), with a substantial excess of neutralization potential expected.  Short term leaching tests indicated little evidence of concern for neutral metal leaching in mine rock or tailings.  Further field cell tests were conducted to confirm the low ML/ARD potential.  Simulated tailings were subjected to rheology tests that characterized settling rates and density.

The existing studies are largely expected to be representative of the proposed mine plan.  Updated geological and metallurgical information is being evaluated with respect to the 2018 FS designs (e.g., smaller pit design and ore processing modifications).  Further testing was completed to support permitting and detailed design and is ongoing.

Hydrology

The Project is within the Upper Mattagami River watershed, which drains northward through the City of Timmins and ultimately to James Bay.  Surface water flows are controlled by lakes and creeks that flow to the Mollie River and Mesomikenda Lake, before discharging to Minisinakwa Lake and ultimately the Mattagami River.  The Mattagami River upstream of the City of Timmins water filtration plant is within Intake Protection Zone 3 in the context of the Mattagami River Source Water Protection Program.  This zone does not prohibit the proposed mining activities.

Water Survey of Canada maintains regional hydrological monitoring stations in the Mollie River (unregulated flow) and at Minisinakwa Lake (regulated flow), and Ontario Power Generation monitors the Mesomikenda Lake Dam (regulated flow).  The regulated flow systems are governed by a Water Management Plan in place for the Mattagami River.

Surface water flow-paths at the Project site were initially monitored by 15 hydrological sampling stations selected and installed during 2012.  These were increased to 22 stations in 2016, and as of 2021 have been reduced to 18 stations that will be carried forward into the mine operations phase.  In general, these stations are distributed throughout the Mollie River sub-watershed and Neville Lake sub-watershed.  Automated water level data loggers have been installed and will be used in conjunction with instantaneous discharge measurements to develop a characterization of the streamflow regime.

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Study	Comment
Hydrogeology

Between 2012 and 2014, over 150 boreholes were drilled to characterize subsurface conditions.  Groundwater monitoring wells (single and nested) were installed at 62 of these locations, and slug testing and packer testing was conducted to develop estimates of the hydraulic conductivity of various overburden materials and at a range of bedrock depths.  In 2016, an additional 23 monitoring wells were installed in various locations within the proposed TMF footprint.  An additional 29 boreholes were drilled in 2017 and 2018 to reflect the updated site configuration.  In addition, six angled drill holes were advanced into the deep bedrock within the proposed open pit, to facilitate hydrogeological and geomechanical testing of major lithological units and structural features (e.g., dikes and faults) along ultimate pit walls.

Wells were installed in many of the boreholes drilled with screens located in overburden, where present, and bedrock materials.  Groundwater levels have been monitored at selected locations at various times.

Hydraulic conductivity estimates for granular overburden materials range to a high of 2E 03 m/s, with a geomean value of approximately 9E-06 m/s.  For fractured bedrock, hydraulic conductivity estimates ranged up to approximately 3E-04 m/s.  Hydraulic conductivity values demonstrated a trend to declining values with depth, generally independent of rock type and rock structure.  Where unfractured, a hydraulic conductivity of approximately 1E 11 m/s has been inferred.  It has been observed that the geomean hydraulic conductivity declines from 1E-07 m/s in the upper 10 m of the bedrock profile to approximately 2E-10 m/s below a depth of 200 m.

The primary groundwater flow paths are inferred to occur through the granular materials within bedrock troughs.  The bedrock troughs have limited lateral extent and an average depth of approximately seven metres, with a maximum observed depth of approximately 20 m.

Surface Water Quality

Quarterly or monthly surface water quality sampling was completed during the 2015 EA and 2018 feasibility baseline studies at 48 locations in the two main sub-watersheds of the Project site and in the vicinity of the site infrastructure, including lake outflow stations, lake water column profile stations, and watercourse stations.  The baseline monitoring program was modified in 2016 to reflect the updated site configuration and was further updated in 2020 and 2021 to support permitting requirements.  The current program consists of 26 lake stations and nine creek stations.

Results were typically consistent across seasons, with concentrations of copper, cadmium, iron, selenium, mercury, zinc, total phosphorus, and dissolved aluminum occasionally exceeding Provincial Water Quality Objectives (PWQOs) and the Canadian Council of Ministers of the Environment's Canadian Water Quality Guidelines (CWQGs) for the Protection of Aquatic Life.  Exceedances were generally interpreted to be naturally occurring.  Surface water quality monitoring is ongoing.

Water Sediment Quality

Sediment quality completed at same time, indicated good sediment quality, with most parameter concentrations below the 2008 MECP Provincial Sediment Quality Guidelines (PSQGs).  PSQG lowest-effect levels (LELs) were exceeded for most of the total organic carbon results.  A few results also exceeded PSQG severe-effect levels (SELs), however, this is typical of lakes in northern Ontario.  Provincial SELs were found to be exceeded for iron and manganese concentrations in the Mollie River.  In some surface waters, Federal threshold effect level exceedances were observed in 2011 for copper.

The PSQGs were developed for, and are strongly weighted by, data for sediments in the Great Lakes, which tend to have substantially lower content of many metals compared to Canadian Shield lakes (Prairie and McKee, 1994).  Natural background concentrations, particularly in mineralized areas of the Canadian Shield lakes, can naturally exceed PSQG LELs.

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Study	Comment
Groundwater Quality

In 2012, groundwater samples were collected three times at 37 wells, at sites of potential mine infrastructure development.  In 2016, an additional 23 wells were added to cover the PEA/PFS TMF location.  As of 2021 the groundwater monitoring network has been expanded to a total of 67 monitoring wells to meet permitting commitments.  Groundwater chemistry was analyzed for major ions, metals, nutrients, and physical parameters (e.g., conductivity and total dissolved solids).  Baseline results were compared to Ontario Drinking Water Standards (ODWS), PWQOs, and the Canadian Council of Ministers of the Environment CWQGs for the Protection of Aquatic Life.  Results indicated that baseline values occasionally exceeded these regulatory criteria, including but not limited to copper, zinc, molybdenum, aluminum, silver, arsenic, iron, free cyanide, and cadmium.  Additional investigations to verify these results were completed in 2013.

Groundwater quality and levels will continue to be monitored.

Aquatic Resources

Aquatic assessments of water bodies within, peripheral to, and downstream of proposed Project development facilities were conducted in 2010, 2013, 2016, and 2021.  Studies included characterization of fish habitat and community structure of the water bodies, including assessment of benthic communities and small and large fish populations.

The sampling did not indicate evidence of any aquatic species at risk (such as lake sturgeon), either under the Federal Species at Risk Act (SARA) or Ontario's Endangered Species Act (ESA).

Wildlife

Sensitive species refers to those listed in the ESA, the SARA (Schedule 1), or those considered vulnerable or imperiled in the Province (Provincial ranking of S1-S3).  Based on desktop studies, there is potential for 18 provincially listed wildlife species, one federally listed species, and two provincially tracked wildlife species to occur in the Project area.  Six of these species were documented as occurring in the general Project area, including, four listed as Special Concern (bald eagle, Canada warbler, common nighthawk, and olive-sided flycatcher); and one as Endangered (little brown myotis) under the Provincial ESA.  One species listed as Special Concern under SARA (the rusty blackbird) was also observed during field surveys.

Based on the habitat ranges provided by the Atlas of the Mammals of Ontario (Dobbyn, 1994), 49 mammals have potential to inhabit the Project area.  Winter aerial surveys to date have identified wildlife that are typical of northern Ontario including moose, red fox, wolves, lynx, river otter, pine marten, mink, weasel, snowshoe hare, and porcupine.

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Study	Comment
Socio-economics and Non-Traditional Land use	Studies completed included assessments of regional demographics, population, regional economy, agricultural, forestry and mining use, and recreation and tourism.
Cultural Heritage and Paleontological Resources

The cultural landscape consists of a 1930s era gold mining camp with associated sites and remains.  Further documentation and assessment of this landscape was conducted in 2013.  No built heritage resources other than ruins have been identified.

Archaeological sites and features were recorded in the study area, including pre-contact sites, historical sites, ancient trails, and portages.  While many of these sites have been mitigated or are outside the area of development, several require further archaeological work.

Almost all of the fieldwork undertaken on the Property has directly involved members of Mattagami First Nation, and a member of Flying Post First Nation during the 2012 and 2013 field seasons.

Indigenous Traditional Land Use

Traditional knowledge and traditional land use studies were conducted by a consultant selected by the Wabun Tribal Council, on behalf of the Wabun member communities of Mattagami First Nation and Flying Post First Nation.  The Métis Nation of Ontario also conducted a traditional knowledge and traditional land use study of the Project area.  Both studies indicate some level of current use in the broader area around the Project.

20.3 Environmental Considerations

Potential environmental effects associated with the construction, operation, and closure of the Project include:

• Changes in air quality

• Increases in noise

• Potential loss of aquatic habitat

• Disturbance of aquatic species

• Reduction of terrestrial habitat, and associated species disturbance

• Alteration of local groundwater infiltration rates and aquifers

• Changes in water quality in the Mollie River and Mesomikenda Lake watersheds

• Increased demands on community/regional infrastructure and social services

• Effects on cultural heritage resources

• Effects on local First Nation and Métis traditional land uses

• Alterations to local terrain and visual aesthetics.

The 2015 EA provides a complete assessment of potential environmental effects, and states that no significant adverse effects are anticipated after application of the proposed mitigation measures.  This statement is supported by the Federal and Provincial EA approvals.

IAMGOLD has conducted additional baseline studies within the boundaries of the new TMF and topsoil/overburden stockpile, and new transmission line alignment, to infill the physical, biological, and human environment characterizations conducted previously.  These additional baseline data, together with design information for the site configuration, were used to prepare the EER for the Project, for submission to the CEAA and the MECP, thus informing the regulatory agencies of changes or improvements to the 2015 EA.  On October 19, 2018, the CEAA confirmed that the proposed Project changes are not considered new designated physical activities and therefore a new EA is not required.  On November 9, 2018, the MECP also confirmed its concurrence with the EER report conclusion that the proposed changes to the undertaking result in no new net effects.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Based on the Federal and Provincial EA processes, IAMGOLD has established environmental monitoring programs that include monitoring parameters, methods, applicable standards, frequencies, and locations for the physical, biological, and human environments.  The programs have been and will continue to be updated to reflect conditions of various environmental approvals as they are received.  Environmental baseline monitoring programs provided the basis for the monitoring frameworks and have been and will continue to be modified to meet compliance and reporting requirements as the Project continues to move through the permitting phase into operation.  The monitoring programs apply to the construction, operation, closure, and post-closure phases of the Project, as appropriate, and will allow for compliance with environmental approvals and permits, while providing information to determine the effectiveness of proposed mitigation measures.

Follow up monitoring is expected to provide for an adaptive management approach, should environmental effects vary from those predicted, if mitigation measures prove less effective than anticipated, or as new information becomes available.  Mitigation strategies may be modified accordingly, and monitoring parameters, locations and/or frequencies will be adapted as appropriate.

20.4 Tailings Management Facility

20.4.1 Design Basis

Over the proposed 18 year LOM, tailings production is approximately 13.1 Mtpa from a nominal mill throughput of 36,000 tpd, except in Year 1 when it is approximately 11 Mt due to ramp up.  The TMF will store 203 Mt of tailings over the LOM.  There is a potential for additional tailings storage in the current TMF layout.  The tailings perimeter dams could be raised by approximate seven metres which would increase the capacity of the current TMF capacity to approximately 233 Mt.  Engineering and detailed design will need to be conducted to achieve the additional storage capacity.

Tailings will be thickened to between 60% to 62% solids concentration in slurry and discharged from the TMF perimeter dams, forming an overall beach slope of approximately 0.5% (Year 1) to 1% (Year 2 to 16).  Tailings solids will settle in the TMF with pore water retained in the voids and supernatant water forming a pond.  Based on recent rheology, drained and undrained column settling tests (SGS, 2017), an overall in-situ dry density of 1.2 t/m3 (Year 1) to 1.4 t/m3 (Year 2 to 16) is expected.

Additional tests on tailings which include confirmatory column settling tests, air drying tests and tailings consolidation tests have been completed at the SGS laboratories in Lakefield, ON.  During operations, a 1.0 Mm3 to 1.5 Mm3 pond will be maintained within the TMF.  This water will be used for mill reclaim water via a barge mounted pump.  Both the tailings and mine rock have been classified as NPAG materials, with a low potential for metal leaching.

20.4.2 TMF Layout and Configuration

Perimeter embankment dams, raised in stages, will be used for tailings management.  Figure 20- presents the general design layout of the TMF.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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A minimum 120 m off-set has been provided from the TMF to the surrounding major water bodies.

The dam rockfill will be primarily sourced from the open pit development.  Mine rock will be hauled to the dam, end-dumped and compacted.  The sand and gravel filter for the initial years of operation will be sourced from locally available commercial borrow pits.  The transition material and abutting select rock fill material will be sourced from mine rock.

Source: Wood, 2020.

Figure 20-1: Tailings Management Facility Layout Plan

The TMF east and west starter dams will be constructed with a low permeability, high strength bituminous geomembrane liner (BGML) on the upstream slopes.  For the East Dam, the BGML will be raised for Year 2 of operations.  The BGML will also be placed on the upstream slope of the TMF North Dam to its ultimate crest and extend in the TMF basin underneath the Tailings Pond which will abut the North Dam commencing in Year 5.  The BGML must be used because of the lack of low-permeability overburden materials onsite.

Water from the tailings pond will be recirculated to the processing plant via pumping from the tailings pond.  From Year 3 of operations the tailings dams will be raised as pervious dams with transition and filter layers placed along the upstream slopes of TMF perimeter dams.  To prevent potential erosion of the filter layer, a geotextile will be placed over the filter zone.  The TMF East Seepage Collection Pond constructed downstream of the TMF footprint will also be used to collect TMF water and recirculate it to the processing plant from Year 3 of operations to the end of the mine life.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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The proposed tailings dams' potential hazard classification is "VERY HIGH" according to Canadian Dam Association (CDA) Dam Safety Guideline (CDA, 2013), resulting from the risk of potential loss of life and extensive damage to buildings, agriculture, forestry, mineral aggregate and mining, and petroleum resource operations, infrastructure, and services.

In accordance with the CDA guidelines the TMF will be designed to contain the 1 in 100 year return period Environmental Design Flood (EDF) without direct discharge to the environment.  An emergency spillway will be provided in the TMF to safely pass the inflow design flood corresponding to the probable maximum flood.

TMF dams have been designed for seismic events corresponding to the maximum credible earthquake (MCE) with 1 in 10,000 year annual exceedance probability.

The upstream slopes of the dams are designed at 2.5H:1V and downstream slopes will be built at 2H:1V.  Dam slope stability analyses have been performed for various loading combinations.  The factors of safety of upstream and downstream slopes meet the required target factors of safety in accordance with the CDA guidelines.

Dam instrumentation will primarily include vibrating wire and standpipe piezometers in the foundation, ShapeArrays SAAV in the downstream slope footprints, and survey monuments along the downstream slopes to monitor dam deformation and dam settlement during both operation and post-closure.

Collection ditches and ponds will be located at topographical low points around the TMF perimeter to collect runoff and seepage.  In the ultimate TMF configuration there will be three collection ponds and three seepage collection sumps. The seepage collection sumps will lead the seepage to the seepage collection ponds by gravity (or by pumping in some cases).  The water collected in the North and West Seepage Collection Ponds is recirculated to the TMF and the water collected in the East Seepage Collection Pond is to pump to the processing plant.

20.4.3 Geotechnical Conditions

Geotechnical investigations indicate that the overall TMF site has very little overburden underlain by bedrock with the exception of the central portion of the East Dam.  The overburden units consist of generally free draining sand, sand and gravel and silty sand varying in thickness from zero metres to four metres.  The high permeability overburden deposits in the central valley vary from six metres to approximately 13 m thick while it ranges from seven metres to 25.5 m thick in the West Beaver Pond area.  The bedrock is at very shallow depths along the proposed TMF north dam site.

20.4.4 Tailings Deposition

Tailings slurry will be pumped to the TMF and spigotted along the dam crest during operations throughout the year.  The discharge locations will not be altered in the winter, to avoid buildup of ice on the beach.  The TMF will be developed in stages for better water management and water balance, with tailings deposited in a manner that optimizes dam raises and water management.  The tailings deposition plan will provide flexibility and facilitate progressive closure in the final years.

Tailings will initially be discharged from the west, then the south, and ultimately from the south, west, and east perimeter dams, to maintain the tailings pond on the north side of the impoundment for easy management during operation and closure.

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20.4.5 TMF Water Management

TMF water will be pumped from the tailings pond and East Seepage Collection Pond directly to the mill for reuse and hence forms a closed circuit without contact with other water bodies.

TMF water management assumptions include:

• The TMF will accumulate approximately 1.0 Mm3 of water prior to mill start up to ensure enough water for mill operation, which is anticipated to commence in spring 2023

• Significant amounts of mill make up water will be provided by reclaim from the TMF pond and East Seepage Collection Pond

• The TMF pond and the East Seepage Collection Pond are the primary sources of mill make up water with additional sources being the polishing pond

• A sitewide water balance study has been performed by Wood (2020) for climate normal, 1-in-100 year wet and 1-in-100 year dry scenarios.  The study indicates that the TMF pond and East Seepage Collection Pond would be able to supply the required volume of reclaim water to the mill for all scenarios supplemented by reclaim water from polishing pond and fresh water intake from the Mesomikenda Lake on seasonal basis when required.

All ponds will have emergency spillways to safeguard the dams.

20.4.6 Seepage Modelling

A 3D groundwater flow model of the Project site includes the proposed Project covering an area of approximately 91 km2.  The active model domain is delineated based on hydrogeological boundaries such as major lakes, rivers, and interpreted groundwater divides.

TMF seepage mitigation measures have been implemented in the model to reduce potential seepage bypass and include seepage collection ditches and ponds ringing the TMF, the installation of geomembrane liner along the upstream flanks of starter dams adjacent to Moore Lake and Clam Lakes, installation of geomembrane at the upstream surface of the North Dam, the geomembrane blanket on the basin extend from the North Dam under the tailings pond, and the installation of interceptor wells to the north of the TMF.

The simulation results demonstrate that, in the simulated seepage control design, a total of 1,710 m3/d seepage was generated, of which 74% was captured by the seepage collection system, with the remaining seepage bypass eventually reporting to the surrounding lakes.

20.4.7 TMF Water Quality Prediction

Water quality predictions for the TMF pond account for inputs from process water from the processing plant and tailings runoff within the TMF and use of recycle water from the TMF pond to the processing plant (no direct discharge to the environment).  The model also considers geochemical interactions expected along the flow path (e.g., attenuation of copper and cyanide in deep tailings and through observed organic rich terrain at selected receivers, natural degradation of cyanide in the TMF settling pond, following the use of in-plant cyanide destruction and metal precipitation using the SO2/Air process on the tailings slurry).  A 3D groundwater model has also been developed to estimate the rates of deep groundwater seepage reaching adjacent lakes at full development of the TMF (see Section 20.4.6).

The estimated maximum monthly average concentrations of total cyanide and copper in the tailings pond are above the Metal and Diamond Mine Effluent Regulations (MDMER) maximum authorized monthly mean concentrations of prescribed deleterious substances for existing mines.  However, the TMF water, including the water in the East Seepage Collection Pond, will be pumped to the processing plant for reuse and will not be directly discharged to the receiving environment.  All other predicted monthly average concentrations are below the MDMER.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Results of seepage modelling to adjacent lakes (Bagsverd Lake [south basin], Unnamed Lakes #5 and #6 [tributary to Schist Lake outflow], Schist Lake, Moore Lake, Clam Lake and Little Clam Lake) identified all parameters except Nitrite-N at Little Clam Lake and Moore Lake below the lake specific water quality criteria.  The exceedances at Little Clam Lake and Moore Lake were marginal (0.07 mg/L versus the criteria of 0.06 mg/L).  Nitrite will be reactive along the flow path and in the receiver and is not expected to exceed the criteria.  The model also estimated marginal exceedances of zirconium (Little Clam Lake) and total phosphorus (Little Clam Lake, Bagsverd South, and Clam Lake), however, these exceedances appear to be an artifact of elevated background concentrations that are already equal to or above the criteria.

20.4.8 Water Quality Monitoring

Water quality will be monitored in the process water (before and after cyanide destruction) prior to discharge to the TMF.  Water quality will also be monitored in the TMF settling pond and in the seepage collection system.

With respect to completing monitoring to evaluate potential effects due to TMF seepage that bypasses the seepage collection system, water quality will be monitored at lakes, ponds, and watercourses surrounding the TMF and at those lakes, ponds, and watercourses further downstream.  Monitoring points include:

• Lakes in the Mesomikenda Lake watershed:  Bagsverd Lake, Unnamed Lakes #5 and #6 (tributary to Schist Lake outflow), Schist Lake, Neville Lake, and Mesomikenda Lake

• Lakes in the Mollie River watershed:  Moore Lake, Attach Lake, Chain Lake, Clam Lake, Little Clam Lake, Chester Lake, New Lake, Weeduck Lake, Three Duck Lakes (Upper, Middle and Lower), Lower Three Duck Lake, Delaney Lake, Dividing Lake, Bagsverd Pond, Unnamed Pond south of the open pit, Sawpeter Lake outflow, downstream Mollie River.

Groundwater quality will be monitored at wells to be installed downgradient of the TMF seepage collection system to confirm that seepage from the TMF is being captured in the seepage collection system.  The groundwater monitoring will assist with confirming water quality model and 3D groundwater model predictions and provide information as part of the adaptive management of TMF seepage.  It is expected that the monitoring data will assist with determining the need for potential additional mitigation measures (e.g., pumping well system, additional or deeper seepage collection ditches, grout, or slurry walls, improved in plant effluent treatment).

Monitoring well installations will be located downgradient of the seepage collection systems with an increased focus on areas where there may be preferential groundwater flow pathways.  The monitoring well locations have been (in part) selected based on the results of the 3D groundwater modelling.

The monitored water quality will be assessed relative to applicable effluent discharge requirements and water quality guidelines.

Should water quality monitoring in the vicinity of the TMF indicate unacceptable concentrations associated with site sources and/or seepage bypass rates, the contingency measure would be to further capture the TMF seepage followed by treatment to acceptable concentrations.  An option to further capture TMF seepage upstream of the lakes surrounding the TMF exists, as any additional mitigation would likely be localized in nature.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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20.5 Water Management

Infrastructure required for water management over the LOM is presented in Figure 20-.

20.5.1 Watercourse Realignment Dams and Channels

A watercourse realignment system has been designed to redirect water around the mine facilities to enable excavation and dewatering of the open pit.

Three pit protection dams are being constructed either within existing lakes, in shallow water, or at currently dry locations along the eastern periphery of Clam Lake.  These dams will protect water from entering the pit area.  Sufficient freeboard has been provided above the lake levels to avoid potential overtopping of the dams under flood conditions.  Dam designs are based on the water and ground conditions at each location, and in accordance with CDA (2013) and the Ontario Lakes and Rivers Improvement Act (MNR, 2011).

Two realignment channels will reroute the existing watercourses running into the open pit: WRC 1 from Clam Lake to Chester Lake flowing south, and WRC 2 from New Lake (built in compensation for the partial elimination of Côté Lake by the pit) to the Three Duck Lakes (Upper).  The channels have been designed to provide fish migration and habitats under both low and high flow conditions.  Routing the water to the Three Duck Lakes (Upper) will maintain fresh water inflow, and the lakes will remain oxygenated for fish habitats.

20.5.2 Mine Water and Polishing Ponds and Collection System

The Polishing Pond East Dam will be constructed in the Three Duck Lakes (Upper) area to separate the lake from the polishing pond area.  The Côté Lake dam is required to facilitate early dewatering of Côté Lake and to separate the Three Duck Lakes system from Côté Lake.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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Source: Wood, 2021.

Figure 20-2: Water Management Infrastructure Layout Plan

The polishing pond to be located downstream of the ore stockpile will receive water from various sources before it is released to the environment after meeting discharge quality standards.  The polishing pond will be controlled with a normal operating level at an elevation of 380.4 m, i.e., approximately 0.3 m below the adjoining Three Duck Lakes (Upper) with a normal operating level at an elevation of 380.7 m, which will create a reverse hydraulic gradient, to mitigate migration of contact water to the lake.

A mine water pond near the processing plant will receive pumped inflows from the pit and runoff from the process plant site and a portion of the ore stockpiles.

Runoff from a portion of the ore stockpiles and MRA will report to the polishing pond via perimeter ditches and pumping systems.  Pit water will be routed to the mine water pond to provide additional retention time before directing the water to the polishing pond due to the possible presence of ammonia from blasting operations.

During the operations transition stage, prior to the polishing pond being commissioned, mine water and runoff from the processing plant area and ore stockpiles will be managed by the mine water pond and by two temporary treatment ponds (processing plant treatment ponds 1 and 3).  These ponds discharge to Three Duck Lakes (Upper) through an off-shore submerged diffuser.

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20.5.3 Water Management Facility Dam Designs

All water management facility (WMF) dams, except the polishing pond East Dam, will be built out of mine rock with a low permeability central till core.  In order to mitigate foundation seepage through the high permeability overburden layers, the central till core will be extended to low permeability silt or bedrock.  The polishing pond dam will be built in the Three Duck Lakes (Upper) by construction of two rockfill shells and a central sand and gravel core.  A sheet-pile cut-off wall will be constructed in the sand and gravel to provide a low permeability barrier.  The sheet-pile cut-off wall will be extended into the foundation to mitigate seepage into the polishing pond area.

The WMF dams are designed as per guidelines set by the MNRF's Lakes and Rivers Improvement Act (LRIA) (MNR, 2011) and the CDA.  In accordance with the LRIA, the hazard potential classification for most of these dams is 'High'.

Dam slope stability analyses have been carried out for various loading conditions.  The factors of safety for the dam slopes meet the stipulated target factors of safety by the CDA for all loading conditions.

20.5.4 Water Quality Prediction

A water quality model was developed to predict the water quality of the polishing pond.  Flow rates were used with baseline water quality and geochemistry inputs to derive mass loading rates for each of the model components.

The effluent quality predictions account for inputs to the polishing pond from watershed runoff, the mine water pond, the MRA, the camp septic system, and drainage from the ore stockpile.  The development of site-specific effluent water quality limits and objectives was completed as part of the permitting process with securement of the Transition and Operations Phase Environmental Compliance Approval on November 5, 2021.  Final effluent water quality objectives and limits have been set to enable Provincial and Federal water quality criteria for the protection of aquatic life to be met in the receiver (the WRC2 channel and Three Duck Lakes Upper) at a prescribed minimum three to one receiver to effluent mixing ratio.

20.5.5 Polishing Pond Water Discharge

Prior to discharging excess water from the polishing pond to the environment, the accumulated water will be retained with sufficient residence time, estimated to be from approximately 15 to 30 days for settling of solids, so that the total suspended solids (TSS), among other parameters, meet the discharge water quality guidelines.  Monitoring of water quality will be performed to ensure abatement.  Treatment will be implemented if necessary.

20.6 Permitting

20.6.1 Environmental Permitting

Most mining projects in Canada are reviewed under one or more EA processes whereby design choices, environmental impacts, and proposed mitigation measures are compared and reviewed to determine how best to proceed through the environmental approvals and permitting stages.  Entities involved in the review process normally include government agencies, municipalities, Indigenous groups, the general public, and other interested parties.

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On 3 May 2013, IAMGOLD entered into a Voluntary Agreement with the Ontario Ministry of the Environment and Climate Change (now MECP) to conduct a Provincial Individual EA for the entire Project, to meet the requirements of the Ontario EAA.  Approval of the Provincial EA was received on December 22, 2016.

The Project as presented in the 2018 FS differs from the Project presented in the EA that was completed in 2012, primarily in terms of the positioning of the MRA and TMF.  These have been relocated to minimize impacts on fish bearing waters, and to reduce the need for retention dams and watercourse realignments.  Improvements to the Project since the EA were managed through Condition 26(1) of the EA approval, which states:

26(1).  Prior to implementing any proposed changes to the Undertaking, the Proponent shall determine what Environmental Assessment Act requirements are applicable to the proposed changes and shall fulfill those Environmental Assessment Act requirements.  If a contemplated change to the Undertaking would result in no new net effects, it shall be considered a minor amendment.  In such cases, the Proponent will be required to provide an Addendum to the Ministry to document the change and demonstrate that there are no new net effects associated with it.  The Proponent shall consult with the Ministry about any consultation requirements that may apply, and whether any changes can be permitted without an amendment to the Environmental Assessment.

Through discussions with MECP, IAMGOLD completed an EER that assessed the potential for new net effects associated with the project improvements.

The Project also required completion of a Federal EA pursuant to CEAA (2012).  CEAA (2012) identifies the physical activities that could require completion of a Federal EA.  At the time of the EA preparation, the following sections (which were subsequently revised) were considered to apply to the Project:

• Section 7: "The construction, operation, decommissioning and abandonment of a structure for the diversion of 10,000,000 m3/a or more of water from a natural water body into another natural water body...".  It should be noted, however, that most waters will be realigned and not diverted.

• Section 8: "The construction, operation, decommissioning and abandonment of a facility for the extraction of 200,000 m3/a or more of ground water..."

• Section 15 (b): "The construction, operation, decommissioning and abandonment of a metal mill with an ore input capacity of 4,000 tpd or more."

• Section 15 ": "The construction, operation, decommissioning and abandonment of a gold mine, other than a placer mine, with an ore production capacity of 600 tpd or more."

On 13 April 2016, the Federal Minister of the Environment issued a decision stating that the Project is not likely to cause significant adverse environmental effects approving the Project.  Similar to the Provincial EA, the Federal EA addressed conditions regarding changes to the Project as presented in the Environmental Impact Statement.

The Environmental Effects Review (EER) prepared for the Provincial EA condition 26(1) also addressed Federal conditions 2.10 and 2.11:

• 2.10. The Proponent shall consult with Indigenous groups prior to initiating any material change(s) to the Designated Project that may result in adverse environmental effects, and shall notify the Agency in writing no later than 60 days prior to initiating the change(s)

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• 2.11. In notifying the Agency pursuant to condition 2.10, the Proponent shall provide the Agency with an analysis of the adverse environmental effects of the change(s) to the Designated Project, as well as the results of the consultation with Indigenous groups.

On October 19, 2018, CEAA confirmed that the proposed Project changes are not considered new designated physical activities and therefore a new EA was not required.  On November 9, 2018, MECP also confirmed their concurrence with the EER conclusion, that the proposed changes to the undertaking resulted in no new net effects.

A new 115 kV, 44 km transmission line will be constructed by IAMGOLD from the Shining Tree distribution station along an unused corridor to provide power to the Project.  The routing of this line was considered as an alternative in the Federal and Provincial EAs, but not fully assessed as it had insufficient capacity to meet Project needs at that time.  In accordance with the Guide to Environmental Assessment Requirements for Electricity Projects (Ministry of the Environment 2011), and based on guidance from MECP (2018), the proposed 44 km, 115 kV transmission line from the Shining Tree distribution station to the Project is required to follow the process under the Class EA for Minor Transmission Facilities (Hydro One Networks, 2016).  A Class EA for Minor Transmission Facilities for the 115 kV transmission line was completed in late 2019.

20.6.2 Provincial Approvals

Three primary Provincial agencies are involved with Project approvals/permits:

• Ministry of Energy, Northern Development and Mines (MENDM)

• Ministry of Natural Resources and Forestry (MNRF)

• Ministry of Environment, Conservation and Parks (MECP).

It is noted that the MENDM and MNRF were merged on June 18, 2021 into the Ministry of Northern Development, Mines, Natural Resources and Forestry (NDMNRF).

• Additional agencies involved in permitting to date include:

• Ontario Energy Board (OEB)

• Ministry of Transportation (MTO)

• Infrastructure Ontario (IO)

• Ministry of Tourism, Culture and Sport (MTCS).

• Fisheries and Oceans Canada (DFO)

• Environment and Climate Change Canada (ECCC; formerly Environment Canada)

• Natural Resources Canada (NRC)

• Transport Canada (TC)

• NAV CAN (NC).

Provincial environmental approvals that are expected to be required to construct and operate the Project include those presented in the preliminary list in Table 20-2.  The majority of Provincial permits that are required to construct the Project have already been acquired, along with some permits that have been obtained, or are nearing Provincial sign-off that are required to operate the mine and ore processing facility.

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Table 20-2: Provincial Environmental Approval Requirements

IAMGOLD Corporation - Côté Gold Project

Agency	Permit/Approval	Act	Relevant Components
MNRF	Various Work Permits for Construction	Lakes and Rivers Improvement Act / Public Lands Act	For work/construction on Crown land.
	Work Permit and Location Approval	Lakes and Rivers Improvement Act	Construction of a dam in/near any lake or river in circumstances set out in the regulations requires written approval for location of the dam and its plans and specifications.
	Forest Resource Licence (Cutting Permit)	Crown Forest Sustainability Act	For clearing of Crown merchantable timber.
	Aggregate Permit	Aggregate Resources Act	For extraction of aggregate (e.g., sand/gravel/rock for tailings dam or other site construction).
	Land Use Permit, Easement	Public Lands Act	To obtain tenure for permanent facilities on Crown land, such as for the transmission line.
	Endangered Species Permit	Endangered Species Act	For any activity that could adversely affect species or their habitat identified as Endangered or Threatened in the various schedules of the Act.
MECP	Environmental Compliance Approval - Industrial Sewage Works	Ontario Water Resources Act and Environmental Protection Act	For constructing a mine/mill water treatment system(s) discharging to the environment, such as for tailings, pit water, site stormwater, and mine rock pile runoff.
	Permit(s) to Take Water	Ontario Water Resources Act	For taking of ground or surface water (in excess of 50 m3/day), such as for potable and processing needs and pit dewatering. During construction, a permit(s) may be required for dam and/or mill construction to keep excavations dry.
	Environmental Compliance Approval - Air and Noise	Environmental Protection Act	For discharge of air emissions and noise, such as from mill processes, on-site laboratory, and haul trucks (road dust).
	Environmental Compliance Approval - Waste Disposal Site	Environmental Protection Act	For operation of a landfill and/or waste transfer site.
	Environmental Compliance Approval	Environmental Protection Act	For establishment and operation of a domestic sewage treatment plant.

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Agency	Permit/Approval	Act	Relevant Components
NDMNRF (See Section 20.7)	Closure Plan	Mining Act	For mine construction/production and closure, including financial assurance.
MTCS	Clearance Letter	Heritage Act	For confirmation that appropriate archaeological studies and mitigation, if required, have been completed.

20.6.3 Federal Approvals

Additional Federal environmental approvals that are expected to be required to construct and operate the Project include those presented in the preliminary list in Table 20-3.  Wood notes that most of the Federal permits / approvals have been obtained.  In addition, engineering approvals related to explosives manufacturing and/or storage will be required.

Table 20-3:  Federal Environmental Approvals

IAMGOLD Corporation - Côté Gold Project

Agency	Permit/Approval	Act	Relevant Components
DFO	Section 35 (2)b. Authorization for serious harm to fish that are part of a commercial, recreational, or Aboriginal fishery, or to fish that support such a fishery	Fisheries Act	For construction of the TMF, MRA, access road creek crossings, water works for water intake structures, and/or groundwater dewatering effects, that would cause disruption to creeks and/or ponds supporting fish that are part of or support a fishery.
ECCC	Schedule 2 Listing	Fisheries Act (Metal and Diamond Mining Effluent Regulations (MDMER))	For overprinting of waters frequented by fish, by a deleterious mineral waste (TMF).
NRC	Licence for an explosives factory	Explosives Act	For operation of an on-site facility to supply explosives for use in the open pit operations.
TC	Aeronautical obstruction clearance		Marking and lighting for structures that could interfere with aeronautical navigation, such as the transmission line.
NC	Land use clearance	Civil Air Navigation Services Commercialization Act	Construction of tall structures, use of cranes, high-voltage equipment, blasting and transmission line.

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20.7 Closure Plan

20.7.1 Regulatory Requirements

Closure of the Project is governed by the Ontario Mining Act and its associated regulations and codes.  IAMGOLD has a filed Closure Plan in accordance with the legislative requirements dated August 2021.  This plan details measures for temporary suspension, care and maintenance, and closure of the Project, including determining financial assurance and development milestones required to reclaim the Project in accordance with the Closure Plan.

Conventional methods of closure are expected to be employed at the Project site.  The closure measures for the TMF will be designed to physically stabilize the tailings surface to prevent erosion and dust generation.  The pit will be allowed to flood through active and passive measures, and the natural flow of the realigned water bodies will be re-established to the extent practicable.  Revegetation trials will be carried out using non-invasive native plant species.  Monitoring at appropriate sampling locations, including those established during baseline studies and operations, will continue after closure until stabilized and to confirm conformance prior to release.

The NDMNRF requires financial assurance for implementation of the Closure Plan.  A closure cost estimate is included in the operating cost estimate of the Project Closure Plan and is reviewed and updated as required.

20.7.2 Mine Closure Plan

The primary objective of the Closure Plan is to rehabilitate the Project area to promote flora and fauna, and aquatic habitat that supports fish populations.  During the operations phase, progressive rehabilitation will be incorporated in the mine plan as appropriate, with the objectives of:

• Informing design and planning for final rehabilitation and closure.

• Testing rehabilitation methods (where possible).

• Stabilizing infrastructure components as they reach completion to meet end land use objectives.

• Reducing the long term liabilities associated with the Project and thereby reducing the required value of financial assurance.

Tailing beach revegetation trials will commence prior to the end of the operations phase to determine appropriate growth medium and seed.  At closure, the tailings beach will be comprised of approximately 0.2 m of growth medium, depending on test plotting and seed mixture trials.  Perimeter ditches will be left in place and protected from erosion as needed.  Monitoring of the TMF will be ongoing during open pit filling.  Once water quality and geochemistry indicate suitable criteria, water will cease pumping to the open pit.

Overburden stockpiled during the construction phase will be used to provide a medium for revegetation of the rehabilitated site components and areas, including the MRA.  During construction of the MRA lifts, approximately 25% of the total MRA surface (flat areas) will be covered with 0.2 m of growth medium and revegetated to expeditated the revegetation of indigenous plants and trees.  The intention of the criteria is to create "islands" which will encourage infilling.  Areas which receive a layer of overburden will be designed to prevent the pooling of water.  It is expected that progressive rehabilitation of the MRA will be carried out during operations, with the final configuration reached to minimize the amount of rehabilitation effort at the time of closure.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
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At closure, the open pit will be allowed to flood for incorporation into the existing watershed.  All infrastructure will be removed (unless otherwise stipulated, based on agreements with respective authorities and local communities), ground disturbance areas will be habilitated, surface drainage will be re-established, and access roads will be scarified to promote vegetation communities that support habitat for local species diversity.  Watercourse realignment channels will remain in place, and dams isolating New Lake from the open pit will be lowered to allow for reconnection and promote filling.

It is planned that the open pit will begin filling once dewatering activities cease and dams isolating the open pit are breached.  Once filled, the outlet elevation will be close to existing conditions, to allow for flow to reconnect to The Duck Lake (Upper).  Flooding is predicted to take 25 to 30 years.  Flooding will occur through natural groundwater infiltration and precipitation, as well as by potential active filling from multiple sources of water infrastructure (including the TMF).

20.8 Considerations of Social and Community Impacts

20.8.1 Community Consultation

IAMGOLD has actively engaged local and regional communities, as well as other stakeholders, to gain a better understanding of their concerns and interests, identify potential partnerships, and build social acceptance for the Project.  Stakeholders involved in Project consultations to date include those with a direct interest in the Project, and those who provided data for the baseline studies.

The involvement of stakeholders will continue throughout the various Project stages.  The range of stakeholders is expected to evolve over time, to reflect varying levels of interest and concern.

IAMGOLD continues to engage stakeholders and interested individuals through:

• Open houses to share Project updates and seek feedback

• Quarterly Project newsletters

• The Project website (www.iamgold.com/Côté Gold)

• Meetings and discussions.

As part of the Provincial EA approval conditions, IAMGOLD developed and submitted a Community Communication Plan to the responsible Provincial ministry, outlining its plan to communicate with stakeholders through all phases of the Project.

IAMGOLD worked collaboratively with the community of Gogama on the development of a socio-economic management and monitoring plan to manage potential socio-economic effects associated with the Project (both adverse and positive); implementation of the plan which began in 2021.  A monitoring committee, comprised of community and IAMGOLD representatives, meets quarterly.

20.8.2 Indigenous Consultation and Communications

An understanding of the Indigenous communities potentially interested in the Project was first developed at the recommendation of the MENDM (now MDMNRF), captured in a letter to Trelawney dated 19 August 2011, and through advice from CEAA based on information provided by Aboriginal Affairs and Northern Development Canada (now Indigenous and Northern Affairs Canada).  IAMGOLD sought further direction from both Provincial and Federal Crown agencies on the potentially affected communities:

• On 6 March 2013, the Federal Crown agency informed IAMGOLD that Mattagami First Nation, Flying Post First Nation, Brunswick House First Nation, the Métis Nation of Ontario - Region 3, and the Algonquin Anishinabeg Tribal Council should be consulted about the Project.  It noted that as the Federal EA progressed, the Chapleau Ojibwe First Nation, Matachewan First Nation, and Beaverhouse First Nation would also be notified.

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• At a meeting on 23 May 2013, the Provincial Crown identified Mattagami First Nation, Flying Post First Nation, Brunswick House First Nation, Matachewan First Nation, and the Métis Nation of Ontario - Region 3 as groups that should be consulted.

Based on Federal and Provincial advice and information gathered through engagement activities, IAMGOLD engaged a range of Indigenous groups during the preparation of the EA documentation.  The Federal and Provincial conditions of approval for the Project each included a list of Indigenous communities to be considered, where relevant, for the purpose of fulfilling specific EA conditions.  These lists are considered to supersede any prior direction from Federal or Provincial authorities.

The Federal list included:

• Mattagami First Nation

• Flying Post First Nation

• Brunswick House First Nation

• Métis represented by the Métis Nation of Ontario Region 3 Consultation Committee

The Provincial list included:

• Aundeck Omni Kaning First Nation

• Beaverhouse First Nation

• Brunswick House First Nation

• Chapleau Ojibwe First Nation

• Conseil de la Première Nation Abitibiwinni

• Flying Post First Nation (represented by Wabun Tribal Council)

• Matachewan First Nation

• Mattagami First Nation (represented by Wabun Tribal Council)

• Missanabie Cree First Nation

• M'Chigeeng First Nation

• Serpent River First Nation

• Taykwa Tagamou Nation

• Wahgoshig First Nation (this community was removed from the Provincial list at their request, effective November 2020, based on their acknowledgement that the Project is not located within their traditional territory)

• Métis Nation of Ontario - Region 3 (which represents Chapleau, Northern Lights, Timmins and Temiskaming Métis Councils)

Based on consultation efforts since the commencement of the Project, and on groups expressing a continued interest, IAMGOLD has continued to engage the identified communities through information sharing (e.g., newsletters, notices, invitations to open houses, sharing of permit applications per direction from Provincial or Federal regulatory agencies), and focused on actively engaging affected communities identified through the EA process, namely the Mattagami First Nation, Flying Post First Nation and Métis Nation of Ontario - Region 3.  IAMGOLD signed IBAs with the Mattagami First Nation and Flying Post First Nation in April 2019 and the Métis Nation of Ontario (Region 3) in June 2021.  The details of the IBAs are confidential, as per the agreement of all parties involved.  Consultation on permit applications occurs with the IBA communities through processes defined in the respective agreements.

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As part of the Provincial and Federal conditions of EA approval, IAMGOLD developed and submitted an Indigenous Consultation Plan to the responsible government departments, outlining the Project's plan to consult with identified Indigenous groups throughout all phases of the Project.  IAMGOLD consulted all identified Indigenous groups as part of the development of the Indigenous Consultation Plan.

IAMGOLD committed to work with the communities of Mattagami First Nation and Flying Post First Nation to collaboratively develop a socio-economic management and monitoring plan to manage potential socio-economic effects of the Project (both adverse and positive).  The plan was developed collaboratively in 2019 and 2020, and implementation commenced in 2021.  The monitoring committee, comprised of members of each community and IAMGOLD, meets quarterly.

20.9 Comments on Section 20

Wood and other consultants conducted environmental baseline studies on the Project to characterize the physical, biological, and human environment.  This work applied standard field protocols and scientific methodologies, and addressed the information needs of regulatory agencies for the approval of Ontario mining projects.  In addition, baseline studies were undertaken to infill data to characterize areas covered by the current FS site configuration.

IAMGOLD received Provincial ministerial approval of the 2015 EA for the Project.  The 2015 EA states that no significant effects are anticipated after application of the proposed mitigation measures.  Environment Canada stated in May 2016 that the Project is not likely to cause significant adverse environmental effects.

The Base Case project presented in the 2018 FS has undergone optimizations since the 2015 EA, however, there are no new net effects.

Based on the Federal and Provincial EA processes, IAMGOLD has established a preliminary environmental monitoring program that includes monitoring parameters, methods, applicable standards, frequencies, and locations for the physical, biological, and human environments.  The program will be updated to reflect conditions of various environmental approvals as they are received.  Environmental baseline monitoring programs to date provide the basis for the monitoring frameworks and may be modified to meet compliance and reporting requirements as the Project moves through the permitting phase.  The monitoring programs will apply to the construction, operation, closure, and post-closure phases of the Project, as appropriate, and will allow for compliance with anticipated environmental approvals and permits, while providing information to determine the effectiveness of proposed mitigation measures.

Follow up monitoring is expected to provide for an adaptive management approach, should environmental effects vary from those predicted; if mitigation measures prove less effective than anticipated, or as new information becomes available.  Mitigation strategies may be modified accordingly, and monitoring parameters, locations and/or frequencies will be adapted as appropriate.

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21.0 CAPITAL AND OPERATING COSTS

21.1 Capital Cost Estimates

The total estimated cost to design, construct, and commission the Project with a throughput of 36,000 tpd is estimated to total approximately $1,866 million, with a remaining cost of $1,505 million at June 30, 2021, inclusive of an allowance for contingency of $84 million.  Table 21-1 presents a summary of the initial capital cost estimate.

The total cost estimate is expressed in Q3 2021 US dollars.  Unless otherwise indicated, all costs in this section of the Technical Report are expressed without allowance for escalation, currency fluctuation, or interest during construction.  Costs quoted in Canadian dollars were converted to US dollars at an exchange rate of US$1 = C$1.30.

Cost implications and/or delays arising from the current COVID-19 pandemic have been considered in the forecast estimate.

The forecast estimate includes:

• Construction costs to execute the Project

• Contracts and Purchase Orders

• Indirect costs associated with the design, construction, and commissioning of the new facilities

• Camp costs

• Mining costs

• Owner's costs, including Operational Readiness and fees

• Contingency

Table 21-1: Initial Project Scope Capital Cost Estimate Summary

IAMGOLD Corporation - Côté Gold Project

Project Scope	Initial Capital ($ million)
100 Owner Costs	200
200 Geology	5
300 Mining	265
400 Electrical & Communications	99
500 Infrastructure	134
600 Ore Handling & Process	532
800 Tailings & Water Management	211
900 Construction Indirects	420
Revised Project Budget (100% Basis)	1,866
Less Early Works Sunk Cost	-75
Subtotal Excl Sunk	1,791

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Project Scope	Initial Capital ($ million)
Less Spent To June 2021	-286
Capital Going Forward	1,505

Some of the larger capital expenditures are amenable to capital financing.  Capital leases of mining equipment has the potential to reduce the capital cost by approximately $125 million, resulting in a total initial capital cost of $1,741 million.

21.1.1 Basis of Estimate

The estimate addresses the mine, process facilities, ancillary buildings, infrastructure, water management, and tailings facilities scope, and includes:

• Direct field costs for project execution including construction and commissioning of all structures, utilities, and equipment.

• Indirect costs associated with design, construction, and commissioning.

• Provisions for contingency and Owner's costs.

The estimate was prepared in accordance with the AACE International Class 1 Estimate with an expected accuracy of +10%/-5% of the final Project cost remaining to construct.

Capital costs for surface facilities include the construction and installation of all structures, utilities, materials, and equipment, as well as all associated indirect and management costs.  The capital cost includes contractor and engineering support to commission the processing plant to ensure all systems are operational.  At the point of hand over of the processing plant to IAMGOLD, all operational costs, including ramp up to full production, are considered as operating costs.  The capital cost estimate is based on the remaining 27 months (inclusive Q3 2021 to Q3 2023) to commercial production (Figure 21-1).

Figure 21-1: Project Execution Schedule

The following documents were used to support the forecast estimate:

• General arrangement drawings

• Process flow diagrams (PFDs)

• Piping and instrumentation diagrams (P&IDs)

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• Equipment and electrical load lists

• Commitments for major equipment and buildings

• Commitments for ball mill, crushers, HPGR, and mining fleet

• Commitments for construction camps

• Commitments for power transmission lines

• Project work breakdown structure (WBS)

• Material take-offs (MTOs)

• June 2021 Cost Report

• Benchmarking against other projects

21.1.2 Direct Costs

21.1.2.1 Construction Progress

At the end of Q2 2021 Overall project progress reached 27%, with:

• Physical construction progress estimated by IAMGOLD to be 15% complete.

• Fabrication and delivery of equipment estimated at 23% completion.

• Detailed Engineering reported to be 82% complete.

Construction operations remained uninterrupted despite rising regional COVID cases.

21.1.2.2 Mine Costs

The scope of the mining cost estimate includes the purchase of initial mining fleet, maintenance, and mine support equipment, wages for hourly and salary personnel for pre-production mine operation, haul road construction, and miscellaneous equipment.  Estimates for mining equipment were based on mining fleet equipment schedules and equipment pricing provided by vendors for supply, delivery, assembly, and testing.  Costs include pre-production stripping and haul road construction by a contractor fleet.

21.1.2.3 Labour

Wage rates for construction crews were established based on recent building trade labour agreements.

Wood's North American unit workhours are based on ideal working conditions which have been adjusted using a productivity factor to account for conditions at the Project site.  These productivity factors were incorporated into the construction labour unit workhours as multipliers on the base man-hours, benchmarked against current contract information.

21.1.2.4 Construction Equipment

Estimates for contractors' construction equipment are included in the direct costs.  These costs are estimated as dollars per direct workhour by discipline account and benchmarked against the actual contractor rates of the Project.  These include equipment ownership, depreciation, insurance, fuel oil, lubricants, maintenance, and service and repair.

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21.1.2.5 Capital Leases

Most of the initial mining fleet is amenable to capital financing.  The initial mining fleet, having an approximate initial capital cost of $112 million, can be financed using capital lease agreements with vendors.  Inclusive of a down-payment of 0% to 15% of the purchase value paid at placement of order and interest incurred during the construction period, capital leases reduce the initial capital cost by approximately $125 million.

21.1.3 Indirect Costs

21.1.3.1 Engineering Procurement and Construction Management (EPCM)

The allowance for EPCM costs is $113 million and is based on a detailed estimate for these services.

21.1.3.2 Construction Indirects

Construction indirects are estimated based on the construction services contracts prepared by Wood and IAMGOLD.  First fills were estimated per specific equipment/process requirements.

21.1.4 Owner's Costs

A budget of $62 million has been made for Owner's costs based on a detailed estimate completed by IAMGOLD and was carried in the capital cost estimate as a component of the total construction capital cost.

A budget of $70 million for Operational Readiness and other Owner's fees was carried as additional indirect costs as a component to the total initial capital cost.  Operational Readiness is the cost to allow operations personnel to mobilize, receive training, and prepare for the start of operations during the initial capital phase of the Project.

21.1.5 Contingency

Contingency has been applied based on the assignment of levels of confidence to each component of the estimate, and the running of a Monte-Carlo simulation to determine the appropriate level of contingency required.

The contingency on construction (direct and indirect costs), Owner's cost, and contractor mining costs (excluding the Hydro One transmission line) has been calculated between the P80 and P85 value which resulted in a 4.8% contingency.

The contingency value was utilized against all cost except for sunk costs and committed cost which were included in the total value of $1,505 million.

The overall contingency value included in the remaining capital cost estimate is $84 million.

21.1.6 Sustaining Capital Costs

Sustaining costs include the following:

• Purchase of mining fleet to maintain production.

• Annual TMF build-out costs.

• Capital lease payments on the initial mining fleet and permanent camp.

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The basis for estimating the sustaining costs for capital leases of mining equipment are as follows:

• 0% to 15% down payment of purchase order value on placement of order depending on the equipment (included in capital cost).

• Lease rate of 3.85% to 4.5% per annum depending on the equipment (interest incurred during the construction period is included in capital cost, while interest incurred during the operating period totals $161 million).

• Lease term of five to seven years depending on the equipment.

Sustaining capital costs are estimated at $866 million.  An allocation of $16 million has been made for the permanent camp.

21.2 Operating Cost Estimates

Total operating costs over the LOM are estimated to be $3,862 million (Table 21-2).  Mining (excluding capital waste stripping (CWS)) and processing costs represent 35% and 48% of this total, respectively.  Average operating costs are estimated at $16.57/t of processed ore, as summarized in Table 21-3.

Table 21-2: Total Operating Costs Over the LOM

IAMGOLD Corporation - Côté Gold Project

Cost Area	Total ($ million)	Percent of Total
Mining Operating (excl CWS)	1,355	35
Processing	1,836	48
G&A	670	17
Total	3,862	100

Note:

1. Operating costs include those incurred during two months of mill commissioning in 2023.

Table 21-3: Average Unit Operating Costs

IAMGOLD Corporation - Côté Gold Project

Cost Area	$/t of processed ore
Mining (excl CWS)	5.82 (7.81 if CWS included)
Processing	7.88
G&A	2.88
Total	16.57

21.2.1 Mine Operating Costs

Mining quantities were derived from first principles and mine phased planning to achieve the planned production rates.  Mining excavation estimates were based on geological studies, mine models, drawings, and sketches.  Mine costs generally increase with time as the pit increases in depth and the MRA increase in height.

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Diesel fuel, maintenance parts and supplies, and personnel costs are the largest cost items for the Project, followed by contract services, autonomous licence fees, explosives, and tire costs.

A diesel price of $0.89/L was used for the operating cost estimate and was held constant over the LOM.  Fuel consumption was estimated from vendor supplied data for each type of equipment and equipment utilization factors, based upon calculated cycle times.  Diesel fuel usage peaks in Year 7 at 333.6 ML consumed.

Equipment suppliers provided equipment maintenance and repair cost estimates in 6,000 hr increments for the equipment service lives a part of the 2021 contract negotiations.  Maintenance costs were provided for both a three year MARC and LOM Owner maintenance.  The 6,000 hr incremental MARC costs were applied in the cost model in Years 1 to 3 with the MARC parts only costs plus owner maintenance team costs applied thereafter.

IAMGOLD provided costs for both salaried and hourly mine personnel, which were applied to the mine staffing plan to estimate total labour costs.

Also included in the mine operating cost estimate are costs associated with annual licence fees and personnel for the autonomous systems, explosives, tires, drilling supplies, lubricants, contract services, electric power, and overhead.  Where updated contract rates were available, they were applied.  Where they were not, Canadian IPPI was applied to escalate older estimates (i.e., from the 2018 FS).

On a cost by cost centre basis, mine haulage accounts for approximately half of the mine operating costs at 46.8%.  Open pit services accounts for 12% of the mine costs, followed by loading, blasting, and drilling.  Contract mining accounts for 7% of the costs and stockpile rehandle accounts for 5%.  Other costs include costs for pit dewatering, engineering and geology, and operations and management overhead.

Mining costs over the LOM are estimated to average $7.81/t of processed mill feed.  Unit operating costs average $2.27/primary tonne mined (ex-pit) excluding stockpile rehandle, and $12.08/total tonne moved.  These values include CWS.

CWS is estimated in the same manner as the mining operating costs described previously.  CWS is then transferred based on the tonnages able to be assigned to CWS as per the World Gold Council (WGC) guidelines.  A total of 223 Mt of mined material is calculated as being CWS across the LOM.  Based on WGC guidelines, a small amount of the total CWS for Phase 4 and Phase 5 is assigned to non-sustaining capital (27 Mt) with the remainder being assigned as sustaining capital (196 Mt).

The amount of mining costs transferred to CWS for the LOM is $472 million, with $410 million assigned to sustaining capital and $62 million assigned to non-sustaining capital.

21.2.2 Process Operating Costs

Process operating costs estimates were developed from first principles, metallurgical test work, IAMGOLD's salary/benefit guidelines, and recent vendor quotations, and benchmarked against historical data for similar processing plants.  The process operating costs include reagents, consumables, personnel, electrical power, and laboratory testing.  The consumables accounted for in the operating costs include spare parts, grinding media, and liner and screen components.

The main operating costs for the processing plant are the grinding media, electrical power, and reagents.  The bulk of the reagent costs are associated with cyanide leaching and cyanide destruction.

Reagent consumptions were estimated based on test work, industrial references, literature, and assumed operational practice.  As opposed to the 2018 FS to fabricate SO2 on site, the design was modified to supply and store SO2 in pressure vessels, SO2 pricing was obtained from vendors active in the Ontario market.  Oxygen costs quoted by a local supplier were very similar in bulk and vapour pressure swing absorption (VPSA) options.  Pricing for bulk delivery was used in the estimate.

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Wear parts and maintenance allocations were calculated using a ratio of 10.5% against the value of purchased equipment, applied annually to project the cost of replacing mechanical equipment due to normal wear and tear.

The annual cost for grinding media for the ball mill and vertical mills was estimated based on the expected media consumption (g/kWh) and the cost per tonne of steel media.  HPGR tires and mill liner costs are based on projected circuit wear times, with liners made out of appropriate material as required.  The individual media costs ($/t steel media) were established through vendor quotations and information from the IAMGOLD Global Supply Chain group.

A manpower estimate for a 36,000 tpd mill was developed and a 38% labour burden factor was applied.  The personnel costs incorporate requirements for plant management, metallurgy, operations, maintenance, site services, as well as a contractor allowance.  Salaries and benefits guidelines were provided by IAMGOLD.  There is a total of 116 employees accounted for in the process operating costs.

A third party will be contracted to provide metallurgical laboratory services at site to assay the processing plant, mine, geology, and environmental samples.

Power costs were estimated to be $0.0538/kWh (C$0.07/kWh), which considers a load-shedding strategy to reduce the Global Adjustment Fee imposed by the electric utility.  Electrical power loads were developed by Wood based on the project equipment list.

Process operating costs over the LOM are estimated to average $7.88/t of processed ore and include the following:

• Reagents represent approximately 25% of the total process operating cost at $1.97/t milled

• Wear parts and maintenance supplies represent approximately 17% of the total process operating cost at $1.30/t milled

• Grinding media represent approximately 20% of the total process operating cost at $1.57/t milled

• Personnel costs represent approximately 12% of the total process operating cost at $0.98/t milled

• The cost of the assay laboratory contract represents approximately 4% of the total process operating costs at $0.33/t milled

• Power costs represent approximately 22% of the total process operating cost at $1.71/t milled.

21.2.3 General and Administrative Operating Costs

G&A costs averaging $2.87/t of processed ore over the LOM were developed from first principles and benchmarked against similar projects.

The camp and catering contract cost is based on 547 total employees on site for 182 days per year (on 7 days on 7 days off roster) at a rate of CAD$56.13 per person per camp day plus fixed fees for janitorial services and a camp management system.

Insurance, freight and logistics, and road, site and power line maintenance were provided by IAMGOLD based on benchmarking with their operations and similar projects.

Freight for components other than bulk materials were incorporated into bulk consumables costs (e.g., fuel, reagents, grinding media).

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Costs for electrical power loads for the camp and administrative facilities were developed from a power usage estimate developed by Wood.

Owners operating costs were estimated by IAMGOLD using a mix of internal and industry benchmarks and contract rates from recent contracts.  These include contracted services for security, equipment, costs associated with IT and communications, environmental monitoring and assaying, and community relations expenses.

A contingency was also added to G&A operating costs to account for missed or underestimated items.

21.2.4 Owner's Other Costs

The royalty rates presented in Section 4, ranging from 0% to a maximum of 1.5% depending on the source of the ore within the pit, in addition to management fees and allowances to meet commitments to stakeholders total $478 million over the LOM or $2.05/t processed.

21.2.5 Reclamation and Closure Costs

Reclamation and closure costs are estimated to total $74 million, distributed annually from early in the mine life until post-closure.  This is based on a detailed closure cost estimate prepared by Wood as part of the 2018 FS, adjusted to include an allowance for security bond fees and a credit at the end of mine life to account for the estimated salvage value of equipment and materials.  This was also adjusted for inflation to bring the estimate to 2021 dollars.

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22.0 ECONOMIC ANALYSIS

The economic analysis contained in this Technical Report is based on the Project Mineral Reserves, economic assumptions, and capital and operating costs provided by IAMGOLD and reviewed by SLR (all reported on a 100% ownership basis - IAMGOLD owns 70%).  All costs are expressed in Q3 2021 US dollars.  Unless otherwise indicated, all costs in this section of the Technical Report are expressed without allowance for escalation, currency fluctuation, or interest during construction.  Costs quoted in Canadian dollars were converted to US dollars at an exchange rate of US$1 = C$1.30.

A summary of the key project criteria is provided below.

22.1 Economic Criteria

22.1.1 Physicals

• Project life: 18 year LOM with 16 years of mining and stockpile reclaim extending into Year 18

• Open Pit operations

  Total tonnes mined: 859 Mt (ore and waste)

  Waste:Ore ratio: 2.7

  Maximum mining rate: 70 Mtpa (Y3 of commercial production)

  Processing of Mineral Reserves:

  Annual Ore Feed: 13 Mtpa

  Total Ore Feed to Plant: 233 Mt at 0.96 g/t Au (reported on a 100% basis)

  Contained Gold: 7.194 Moz Au

  Average LOM Plant Recovery 91.8%

  Recovered Gold: 6.604 Moz Au

22.1.2 Revenue

  For the purposes of this economic analysis, revenue is estimated based on the IAMGOLD assumed LOM price of US$1,600/oz Au.  SLR considers this price to be aligned with latest industry consensus long term forecast prices.  Gold prices were kept constant throughout the life of the Project.

  For transportation and refining charges, the current assumption is that the Mint will transport doré from the Project to its refinery in Ottawa.  An indicative quote for transportation, insurance and refining was received from the Mint estimating costs at approximately $1.75/oz Au over the LOM.

  Royalty rates are presented in Section 4 of this Technical Report and range from 0% to a maximum of 1.5% depending on the source of the ore within the Project area.

  LOM net revenue is $6,215 million (after Royalty and Treatment Charges).

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22.1.3 Capital Costs

• The revised Project construction capital costs are estimated to be $1,791 million, excluding sunk costs (prior to July 2020) and without capital leases.

• Pre-production capital costs already spent on the Project up to Q2 2021 amounted to $361 million (considered as sunk cost for the current economic analysis).

• IAMGOLD has forecasted capital expenditures for the remaining pre-production period from Q3 2021 onward:

  Without mine equipment capital leases:  $1,505 million.

  With mine equipment capital leases:  $1,380 million

22.1.4 Sustaining Capital and Operating Costs

  LOM sustaining capital costs of $866 million.

  Lease payments including interest: $161 million.

  CWS: $62 million.

• Concurrent reclamation and closure costs of $74 million included in the analysis over the LOM.

• Open Pit mining (excluding CWS): $2.26/t ore mined ($5.82/t ore milled)

• Processing: $7.88/t ore milled

• Support and G&A $2.88/t ore milled

• LOM total operating costs (on-site) $3,862 million (Mine, Processing and G&A)

• Owner's Other Costs (off-site): $2.10/t ore milled (including Royalties and TC/RC's)

• Total unit operating costs $18.68/t ore milled (on-site + offsite)

• Total operating cash cost $659/oz Au.

• All-In Sustaining Cost (AISC) $802/oz Au.

22.1.5 Taxation

• Income tax is payable to the Federal government of Canada, pursuant to the Income Tax Act (Canada).  The applicable Federal income tax rate is 15% of taxable income.

• Income tax is payable to the Province of Ontario at a tax rate of 11.5% of taxable income, which includes the manufacturing and processing tax credit.  Ontario income tax is administered by the Canada Revenue Agency and, since 2008, Ontario's definition of taxable income is fully harmonized with the Federal definition.

• Ontario Mining Tax (OMT) is levied at a rate of 10% on taxable profit in excess of C$500,000 derived from mining operations in Ontario.  OMT is deductible in calculating Federal income tax and a similar resource allowance is available as a deduction in calculating Ontario income tax.  OMT is not affected by harmonization, accordingly, it is administered provincially by Ontario.

• SLR has relied on IAMGOLD's taxation model for the calculation of income and mining taxes applicable to the cash flow.

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22.2 Cash Flow

SLR has reviewed the IAMGOLD Côté Financial Model and has prepared its own unlevered after-tax LOM cash flow model based on the information contained in this Technical Report to confirm the physical and economic parameters of the Project.

The model does not consider the following components:

  Financing costs

  Insurance

  Overhead cost for a corporate office

SLR notes that taxes were estimated by IAMGOLD and have not been confirmed by SLR.  An after-tax cash flow summary is presented in Table 22-1.  All costs are in Q3 2021 US$ millions with no allowance for inflation.

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Table 22-1: After-Tax Cash Flow Summary

IAMGOLD Corporation - Côté Gold Project

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22.3 Cash Flow Analysis

The Project economics have been evaluated using the discounted cash flow method by considering annual processed tonnages and gold grade of ore.  The associated process recovery, gold prices, operating costs, refining and transportation charges, royalties, and capital expenditures were also considered.

The economic analysis uses a reference date of July 1, 2021.  The base discount rate used in this Technical Report is 5%, which has been commonly used to evaluate gold projects.  The discounted present values of the cash flows are summed to arrive at the Project's NPV.  In addition to the NPV, the internal rate of return (IRR) and the payback period were also calculated.  The IRR is defined as the discount rate that results in an NPV equal to zero.  The payback period is calculated as the time required to achieve positive cumulative cash flow from the start of production.

22.3.1 Economic Results

For the scenario that considers the leasing of mining equipment and excludes sunk costs the pre-tax NPV at a 5% discount rate is $1,975 million and the after-tax NPV at a 5% discount is $1,597 million.

The LOM total cash cost is $659/oz Au derived from mining, processing, on-site G&A, refining, doré transportation and insurance, royalties, owner's other costs and OMT costs per ounce payable.  The AISC is $802/oz Au derived from total cash costs plus sustaining capital (including interest on capital leases), and reclamation and remediation costs.

The summary of the results of the cash flow analysis is presented in Table 22-2.

Table 22-2: Cash Flow Analysis

IAMGOLD Corporation - Côté Gold Project

Item	Discount Rate	Units	Pre-Tax	After-Tax
Free Cash Flow	0%	$ million	3,680	2,962
NPV at 5% discount	5%	$ million	1,975	1,597
NPV at 8% discount	8%	$ million	1,546	1,234
NPV at 10% discount	10%	$ million	1,304	1,029
Payback Period		years	3.67	3.7
IRR		%	20.2%	19.0%

22.3.1.1 Economic Results Including Capital Spent To Date

The aforementioned NPVs and IRRs do not include capital expenditures to date.  Capital costs spent on the Project up to Q2 2021 amount to $361 million.  IAMGOLD has forecasted capital expenditures of $1,505 million for the remaining pre-production period for the case that includes mine equipment capital leases.  An additional $866 million of sustaining capital is estimated during the LOM.

Considering all capital expenditures to date, for the Project's after-tax NPV at a 5% discount rate is $1,312 million, and the IRR is 14.5.

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22.4 Sensitivity Analysis

Project risks can be identified in both economic and non-economic terms.  Key economic risks were examined by running cash flow sensitivities on after-tax NPV at a 5% discount rate.  The following parameters were examined:

  Gold metal price

  Gold head grade

  Gold metallurgical recovery

  Operating costs

  Capital costs (Development, Sustaining, and Closure)

For the case that includes mine equipment capital leases, after-tax sensitivities have been calculated for -20% to +20% variations (for gold grade, gold price and operating costs and capital costs), and -2% to +2% variations (for gold recovery) to determine the most sensitive parameter of the Project.  The sensitivities are presented in Table 22-3 and Figure 22-1.

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Table 22-3: After-Tax Sensitivity Analysis (Excluding Sunk Costs)

IAMGOLD Corporation - Côté Gold Project

	Head Grade (g/t Au)	NPV at 5% (US$ million)
-20%	0.77	557
-10%	0.86	1,100
0%	0.96	1,597
10%	1.06	2,075
20%	1.15	2,551
	Recovery (% Au)	NPV at 5% (US$ million)
-2%	89.8%	1,501
-1%	90.8%	1,549
0%	91.8%	1,597
1%	92.8%	1,645
2%	93.8%	1,692
	Metal Prices (US$/oz Au)	NPV at 5% (US$ million)
-20%	1,280	557
-10%	1,440	1,100
0%	1,600	1,597
10%	1,760	2,075
20%	1,920	2,551
	Operating Costs (US$ million)	NPV at 5% (US$ million)
-20%	3,089	1,935
-10%	3,475	1,767
0%	3,862	1,597
10%	4,248	1,425
20%	4,634	1,252
	Capital Costs (US$ million)	NPV at 5% (US$ million)
-20%	1,207	2,001
-10%	1,358	1,799
0%	1,505	1,597
10%	1,660	1,395
20%	1,811	1,193

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Figure 22-1: After-Tax NPV 5% Sensitivity Graph

In after-tax evaluations, the Project is most sensitive to changes in gold price and gold head grade, and less sensitive to changes in mill recovery and operating and capital costs from the factors that were evaluated.

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23.0 ADJACENT PROPERTIES

There are no relevant adjacent properties.

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24.0 OTHER RELEVANT DATA AND INFORMATION

24.1 Q3 2021 Project Update Highlights

• Project completion is currently at 36% and remains on track for H2 2023 commercial production.

• Detailed engineering is 85% complete.

• The 2021 fish relocation program has been completed.

• Permanent camp installation is 95% complete.

• Processing plant building steel pre-assembly has commenced and installation initiated in mid-October 2021.

• The majority of the mine heavy mobile equipment orders have been placed.

24.2 Project Activities

As of September 30, 2021, detailed engineering reached approximately 85% and overall, the Project was approximately 36% complete.  The following provides an update on Project activities for Q3 2021:

• Health and safety:  The Project has surpassed 2.9 million hours and 1,100 days with no lost time injuries since October 2018.  IAMGOLD's monitoring programs have identified a small number of COVID-19 cases in the quarter resulting in certain additional constraints regarding site circulation and the continued enhancement of IAMGOLD protocols.  To date, the IAMGOLD has not experienced a material impact on the construction schedule due to the COVID-19 pandemic.

• Earthworks activities continue with several work fronts providing material to progress haul roads construction, water realignment channels work, and dam construction.

  Work on Clam Lake Dam #1 is complete, with work on Clam Lake Dam #2, New Lake South Dam and New Lake North Dam ongoing.

  The 2021 fish relocation program, including from Côté Lake and Mollie River, within the footprint of the open pit, is complete.

  TMF water management infrastructure including coffer dams and pumping stations are currently being installed.  Starter dam foundation excavations are planned to begin in Q4 2021.

• Mining activities at the Project are proceeding with pre-stripping work (open pit drilling, blasting, and crushing activities) in the pit continuing throughout the quarter.  Mining activities are ahead of schedule, having reached elevation 382, originally targeted to be achieved by the end of 2021.  The first ore blast was taken in October 2021.

• Heavy mobile equipment orders for owner mining were placed with Toromont (CAT equipment) and Epiroc.  Negotiations on autonomous technology agreements with CAT, Toromont, and Epiroc are well advanced.

• Processing plant civil works have progressed with the continued placement of pre-cast and cast-in-place concrete.  Most of the structural steel for the processing plant building is currently on site.  Pre-assembly has started and first steel installation for the plant building shell commenced in mid-October.  The freshwater line and overhead 13.8kV powerline are operational.  Hydro One electrical upgrade work continues with certain infrastructure now switched to grid power.  The primary crusher feeder frames, chutes, and associated supports are en route to site.

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• Other Project related activities:

  Permanent camp commissioning is at 95% and over 800 workers were being accommodated at the site at the end of September 2021.

  The wastewater treatment plant is now fully operational.

  Equipment delivery is ongoing and inventory on site is slowly increasing.

  IAMGOLD is continuing to closely monitor global logistics risks and, at this time, is not expecting material impacts on the Project schedule, although challenges in the global supply chain continue to persist.

• Permitting and sustainability work is ongoing with the IAMGOLD being well advanced on securing the Environmental Compliance Authorization for operations, the key remaining permit.  Follow ups have been ongoing on the implementation of the IBAs signed with Mattagami, Flying Post, and Metis communities.  Health, safety, and environmental programs and their respective emergency response plans are in development.

• Operational readiness advanced in multiple areas with a continued focus on organizational design and hiring strategy, technology selection, standardization of mine, mill, and site maintenance processes and systems, identification of spare parts requirements for critical equipment and procurement strategies for key consumables, and training plans for autonomous haul trucks.  Contractors have been selected for the onsite assay laboratory, explosives supply, and blasting services as well as for the mobile fleet tire supply and tire maintenance services.

24.3 Schedule and Upcoming Milestones

Construction of the Project commenced in Q3 2020 and major earthworks commenced in the Q1 2021.  The Project remains on track for commercial production in the H2 2023 with the following remaining key milestones:

• Process building enclosed: Q1 2022

• Start of owner mining: Q3 2022

• TMF Phase 1: Q4 2022

• Permanent power available: Q4 2022

• Commissioning completed: Q3 2023

• Commercial production: H2 2023

No material delays due to COVID-19 pandemic have been experienced to date, and the schedule going forward does not account for any potential delays or disruptions caused directly or indirectly by the COVID-19 pandemic, including potential impacts on timing of activities, productivity, or workforce numbers, supply chain and logistics.

Upcoming key activities include the continuation of earthworks, first ore excavation, concrete works, progressing with installation of the processing plant building, initiation of mine facilities construction, completion of the remaining works for the camp, including the installation of potable water treatment and demobilization of temporary camp infrastructure, and switching the camp to grid power.

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25.0 INTERPRETATION AND CONCLUSIONS

The Project is well advanced, with construction underway, and detailed engineering at 82% completion.  Risks to Mineral Resource and Mineral Reserve estimates, or to projected economic outcomes, are low in comparison to advanced properties undergoing engineering studies.

Due to the substantial capital expenditures involved in mine development projects, developments are prone to cost overruns versus budget.  Construction costs can be impacted by a wide variety of factors, certain of which are beyond the control of IAMGOLD.  The significant capital expenditures and long time period required to develop new mines or other projects are considerable and changes in costs and market conditions or unplanned events or construction schedules can affect project economics.  The Project may experience further increases in capital expenditures.  In addition, construction and permitting delays could result in a prolonged schedule and increased project costs, and delay impacting mining activity or commissioning of the mill plant, which ultimately could impact the timing of production.

To mitigate some of these risks, operational and economic reviews are in place, with a focus on project budget, future cash flows, profitability, and results of operations.

Further conclusions by area are as follows.

25.1 Geology and Mineral Resources

• Côté Measured and Indicated Resources total 365.5 Mt at an average grade of 0.87 g/t Au, containing 10.20 Moz Au.  An additional 189.6 Mt at an average grade of 0.63 g/t Au, containing 3.82 Moz Au are estimated in the Inferred Mineral Resource category.  The Mineral Resources are estimated at a 0.3 g/t Au cut-off grade, based on a gold price of US$1,500/oz Au, and have an effective date of December 19, 2019.

• Gosselin Indicated Resources total 124.5 Mt at an average grade of 0.84 g/t Au, containing 3.35 Moz Au.  An additional 72.9 Mt at an average grade of 0.73 g/t Au, containing 1.71 Moz Au are estimated in the Inferred Mineral Resource category.  The Mineral Resources are estimated at a 0.3 g/t Au cut-off grade, based on a price of US$1,500/oz Au, and have an effective date of October 4, 2021.

• There is excellent exploration potential to increase the Mineral Resources at Gosselin.

  Gosselin Mineral Resources are not yet included in the current LOM plan for the Project and represent potential for future mine life extensions.

25.2 Mining and Mineral Reserves

• Proven and Probable Mineral Reserves are estimated to total 233.0 Mt at an average grade of 0.96 g/t Au, containing 7.19 Moz.  Mineral Reserves are estimated at a 0.35 g/t Au cut-off grade, based on a price of US$1,200/oz Au, and have an effective date of October 1, 2021.

• Pit optimization parameters, pit slope design, financial assumptions, pit-shell selection, and mining dilution and recovery factors remain unchanged from 2018.

25.3 Metallurgical Test Work

• Metallurgical test work completed since 2009 has included:  comminution (Bond low-impact (crusher), Rwi and BWi) indices, Ai, SMC, HPGR, piston press, and Atwal) tests, GRG tests, cyanide leaching (effect of head grade, effect of grind size, reagent usage, CIP modelling, cyanide destruction, solid-liquid separation and barren solution analysis) test work, development of recovery projections; and review of the potential for deleterious elements.

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• The comminution test work indicated that the material tested was very competent, and that the mineralization is well suited to an HPGR circuit.

• The mineralization is free-milling (non-refractory).  A portion of the gold liberates during grinding and is amenable to gravity concentration and the response to gravity and leaching is relatively consistent across head grades.  Therefore, the lower grade gold material is expected to exhibit the same level of metal extraction.  Individual lithologies follow the general trends for grind size sensitivity and cyanide consumption, however, there is evidence of differences in free gold content.  Silver content is consistently reported below 2 g/t Ag and the test work does not report on silver recovery.

• Overall gold recovery is estimated at 91.8% for the processing of 36,000 tpd using the proposed flowsheet.

• Cyanide and lime consumption are quite low in comparison to what is typically observed in industry, however, this reflects the lack of cyanicides and other cyanide consumers.  Lime consumption is also positively impacted by the basic nature of the ore.

• Metal dissolution during cyanide leaching was found to be low, and there are no obvious concerns with deleterious elements.

• Overall, metallurgical test results indicate that all the variability samples were readily amenable to gravity concentration and cyanide leaching.  Samples selected for metallurgical testing were representative of the various types and styles of mineralization within the different zones.  Samples were selected from a range of locations within the deposit zones.  Sufficient samples were taken so that tests were performed using adequate sample weights.

• For Gosselin a preliminary test work program was complete in the summer of 2020.  The comminution parameters and gold recovery of Gosselin material are similar to those of the Côté ore.  Cyanide and lime consumption were slightly higher for Gosselin material, due to the higher copper and sulphur content.

25.4 Mineral Processing

• The processing plant is designed for a 36,000 tpd throughput.

• Gold recovery is estimated at 91.8%.

• Preliminary test work indicates that Gosselin will produce metallurgical results similar to Côté.

• The process design uses conventional technology and equipment.  The process circuits will include primary crushing, secondary crushing, HPGR, ball milling, vertical milling, gravity concentration and cyanide leaching, followed by gold recovery by CIP, stripping and EW.

• Tailings handling will incorporate cyanide destruction and tailings thickening.

• The equipment proposed is appropriate for the type of flowsheet.

• Reagent usage and storage requirements are typical of the industry and require no specialized handling.

• Processing plant throughput will be 36,000 tpd and it is expected that a ramp-up period of 10 months will be required to reach the design throughput.

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• The processing plant is expected to take 10 months to reach the design throughput of 36,000 tpd.  Reliable modelling, a focus on engineering design, and equipment selection will be key to achieving full production in the projected timeframe.

25.5 Environment

• EA processes were completed providing approval for the Project under the Ontario Environmental Assessment Act and the Canadian Environmental Assessment Act, 2012.

• Permitting for the Project was initiated in 2018.

• The majority of permits required for the Project have been obtained including key permits for the construction of tailings dams and watercourse diversions, effluent discharges, and air emissions from the Province of Ontario for both the mine construction and operations phases, as well as permits to take water, a closure plan, and Schedule 2 listing under the Federal Metal and Diamond Mining Effluent Regulations.

• Extensive environmental monitoring programs have been developed through the permitting processes to protect the environment, including relating to air quality and noise emissions, effluent quality, downstream and surrounding surface waters, groundwater, terrestrial and aquatic life, geochemistry, and other aspects.

• An environmental management team has been assembled to manage environmental commitments and associated regulatory requirements.

25.6 Capital Costs

The estimate was prepared in accordance with the AACE International Class 1 Estimate with an expected accuracy of +10%/-5% of the final Project cost remaining to construct.

25.6.1 Construction Progress

At the end of Q2 2021 overall project progress reached 27%, with:

• Physical construction progress estimated by IAMGOLD to be 15% complete.

• Fabrication and delivery of equipment estimated at 23% complete.

• Detailed Engineering reported to be 82% complete.

Construction operations remained uninterrupted despite rising regional COVID cases.

25.7 Sustaining Capital and Operating Costs

• Sustaining costs include purchase of replacement mobile mining equipment, annual TMF build-out costs, and capital lease payments on the initial mining fleet and permanent camp.

• Average LOM operating costs are estimated at $16.57/t of processed ore.

25.8 Economic Analysis

  The Project cash flow demonstrates economic viability of the Mineral Reserves.

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26.0 RECOMMENDATIONS

SLR recommends that IAMGOLD continue with construction as planned and begin operations.  The cost for this is represented by the remaining Project capital construction costs.

Further recommendations by area, with additional costs to carry out recommendations noted where applicable, are as follows:

26.1 Geology and Mineral Resources

1. Continue diamond drilling at Gosselin, especially the down dip extensions and the saddle area between the Côté and Gosselin resource pit shells.

2. Further drilling in Gosselin deposit area should be oriented toward the south or southeast, according to the large scale curvature of the mineralization, and with a reasonable shallow dip, such that more intercepts at favourable angles to the mineralization could be obtained.

3. Diamond drilling costs for the Gosselin deposit are estimated to be $10 million to $20 million.

26.2 Mining and Mineral Reserves

1. Confirm the cut-off grade and optimization inputs once operating data become available.

2. Review mining potential for the Gosselin deposit, including impacts on the Côté pit designs and infrastructure requirements.

3. Optimize pit slope designs based on ongoing review of as-built pit wall performance and compliance to design parameters.

4. Confirm geotechnical design assumptions and improve designs based on ongoing pit wall mapping and geotechnical data collection.

5. As a greater understanding of the smaller faults and their orientations is obtained with pit development, incorporate these into the geotechnical model for confirmation of inter-ramp and overall pit stability.

6. Establish a prism monitoring program early in the pit life to identify areas of potential instability and to validate design assumptions for rock mass.

7. Perform additional geotechnical/oriented core drilling to supplement the current data set, particularly focussing on north/northwest trending holes along the west, north, and northeast walls.

8. Optimize control blasting near interim and ultimate pit walls.

26.3 Mineral Processing

1. Perform complete metallurgical test work with samples from the Gosselin Mineral Resource update.  The test work scope should include, comminution (Bond low-impact (crusher), RWi and BWi, Ai, SMC, HPGR, piston press, and Atwal) tests, GRG tests, cyanide leaching (effect of head grade, effect of grind size, reagent usage, CIP modelling, cyanide destruction, solid-liquid separation and barren solution analysis) test work, development of recovery projections, and review of the potential for deleterious elements.

2. This work is estimated at $450,000 to $500,000.

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26.4 Infrastructure

1. Review infrastructure requirements for Gosselin, including site roads, waste storage, and tailings management options.

26.5 Environment

1. Ensure that Project design and operational changes continue to be coordinated with the environmental management team to ensure consistency with EA commitments and permitting requirements.

2. Ensure that environmental management team staffing is sufficient to meet corporate and regulatory performance metrics, particularly regarding monitoring and reporting requirements.

26.6 Cost Estimates and Economic Analysis

1. Review cost and economic inputs as operating data becomes available.

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27.0 REFERENCES

AICI, 2016:  Data Quality Review Volume 1 Report by D. Francois-Bongarcon of Agoratek International Consultants Inc. Dated October 2016, 14 p.

AICI, 2018:  "Volume 3" Memorandum Heterogeneity Study Validation by D. Francois-Bongarcon of Agoratek International Consultants Inc. Dated August 6, 2018, 3 p.

Amec Foster Wheeler, 2017: NI 43-101 Technical Report on the Prefeasibility Study of the Cote Gold Project, Porcupine Mining Division, Ontario, Canada.  Project# 191659, 26 May 2017 for IAMGOLD Corporation.

Ayer, J., Amelin, Y., Corfu, F., Kamo, S., Ketchum, J., Kwok, K., and Trowell, N., 2002:  Evolution of the Southern Abitibi Greenstone Belt Based on U-Pb Geochronology: Autochthonous Volcanic Construction Followed By Plutonism, Regional Deformation And Sedimentation:  Precambrian Research, v. 115, pp. 63-95.

Ayer, J.A., Trowell, N.F. 2002:  Geological Compilation of the Swayze area, Abitibi Greenstone Belt:  Ontario Geological Survey, Preliminary Map P.3511, scale 1:100,000.

Berger, B.R., 2012:  Interpretation of Geochemistry in the South of Gogama Area:  in Summary of Field Work and Other Activities 2012, Ontario Geological Survey, Open File Report 6280, pp. 3-1 to 3-14.

Canadian Dam Association, Dam Safety Guidelines, 2013

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014, CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014.

Cargill, D.G., and Gow, N.N., 2009: 2009 Technical Report on the Young-Shannon Property, Chester Township, Ontario, a NI 43-101 report prepared for Trelawney Mining and Exploration Inc., September 30, 2009.

Constable, D. W., 1990: Interim Exploration Report for Young-Shannon Gold Mines Limited, April 27, 1990 (revised July 24, 1990); unpublished report for Young-Shannon Gold Mines Limited, 85 p.

Cook, R.B., 2010: Technical Report on the Chester Township Properties, Ontario, Canada; prepared for Trelawney Mining and Exploration Inc; January 14, 2010.

COREM, 2017: Comminution Testwork Program for Iamgold, Technical Note T2127

COREM, 2017: Metallurgical Testwork Program for Côté Gold, Technical Note T2193

COREM, 2018: HPGR Test Work in Closed Circuit for the Côté Gold Project, Technical Note T2446

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Dubé, B., and Gosselin, P., 2007:  Greenstone-Hosted Quartz-Carbonate Vein Deposits; in Goodfellow, W.D., ed., Mineral Deposits of Canada: A Synthesis of Major Deposit-Types, District Metallogeny, the Evolution of Geological Provinces, and Exploration Methods:  Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5, pp.49-73.

Furse, G.D., 1932:  Geology of the Swayze Area:  Ontario Department of Mines Annual Report, 1932, vol 41, part 3, pp. 35-53.

Gemmell, T.P. and MacDonald, P.J., 2017:  Precambrian Geology of the Yeo and Chester Townships Area, Chester Intrusive Complex, Southern Abitibi Greenstone Belt:  Ontario Geological Survey, Preliminary Map P.3817, scale 1:20 000.

Goldfarb, R.J., Baker, T., Dube, B., Groves, D.I., Hart, C.J R. and Gosselin, P., 2005: Distribution, Characters and Genesis of Gold Deposits in Metamorphic Terranes: Economic Geology 100th Anniversary Volume, Society of Economic Geologists, Littleton, Colorado, USA, pp. 407-450.

Groves, D.I., Goldfarb, R.J., Gebre-Mariam, M., Hagemann, S.G., and Robert, F. 1998:  Orogenic gold deposits: A Proposed Classification in the Context of their Crustal Distribution and Relationship to Other Gold Deposit Types: Ore Geology Review, Special Issue, Vol. 13, pp. 7-27.

Groves, D.I., Goldfarb, R.J., Robert, F., and Hart, C.J.R., 2003:  Gold Deposits in Metamorphic Belts: Overview of Current Understanding, Outstanding Problems, Future Research, and Exploration Significance:  Economic Geology, Vol. 98, pp. 1-29.

Hart, C.J.R., and Goldfarb, R.J., 2005:  Distinguishing Intrusion-Related from Orogenic Gold Systems:  New Zealand Minerals Conference Proceedings, Australasian Institute of Mining and Metallurgy, Melbourne, Victoria, pp.125-133.

Heather, K.B., 1993:  Regional Geology, Structure, and Mineral Deposits of the Archean Swayze Greenstone Belt, Superior Province, Ontario:  in Current Research, Part C, Geological Survey of Canada, Paper 93-1C, pp. 295-305.

Heather, K.B., 1998:  New Insights on the Stratigraphy and Structural Geology of the Southwestern Abitibi Greenstone Belt:  Implications for the Tectonic Evolution and Setting of Mineral Deposits in the Superior Province:  in The First Age of Giant Ore Formation:  Stratigraphy, tectonics and Mineralization in the Late Archean and Early Proterozoic, Toronto, Prospectors and Developers Association of Canada Annual Convention, Toronto, 1998, pp. 63-101.

Heather, K.B., 2001:  The Geological Evolution of the Archean Swayze Greenstone Belt, Superior Province, Canada:  Ph.D. thesis, Keele University, Keele, England, 370 p.

Heather, K.B., Shore, G.T., and van Breemen, O., 1996:  Geological Investigations in the Swayze Greenstone Belt, Southern Superior Province, Ontario: A Final Update:  Geological Survey of Canada, Current Research 1996-C, pp. 125-136.

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Hoek, E., Carranza-Torres, C. and Corkum, B., 2002: Hoek-Brown criterion - 2002 edition.  Proc. NARMS-TAC Conference, Toronto, 2002, 1, 267-273.

IAMGOLD and AMEC, 2015a:  Côté Gold Project, Chester and Neville Townships, Ontario Amended Environmental Impact Statement/Final Environmental Assessment Report, Appendix V:  January 2015, 74 p.

IAMGOLD and AMEC, 2015b:  Côté Gold Project, Chester and Neville Townships, Ontario Amended Environmental Impact Statement/Final Environmental Assessment Report, Appendix I:  January 2015, 155 p.

IAMGOLD and AMEC, 2015c:  Côté Gold Project, Chester and Neville Townships, Ontario Amended Environmental Impact Statement/Final Environmental Assessment Report, Appendix A:  January 2015, 55 p.

IAMGOLD and AMEC, 2015d:  Côté Gold Project, Chester and Neville Townships, Ontario Amended Environmental Impact Statement/Final Environmental Assessment Report, Chapter 6:  January 2015, 155 p.

Katz, L., Kontak, D.J., Dubé, B., Mercier-Langevin, P., Bécu, V., Lauzière, K. 2016:  Whole-Rock Lithogeochemistry of the Archean Intrusion-Related Côté Gold Au(-Cu) deposit, Ontario, Canada:  Geological Survey of Canada, Open File 8040, 1 .zip file.

Katz, L.R., 2016:  Geology of the Archean Côté Gold Au(-Cu) Intrusion-Related Deposit, Swayze Greenstone Belt, Ontario:  PhD thesis, Laurentian University, Sudbury, Ontario, Canada, 347 p.

Katz, L.R., Kontak, D.J., Dubé, B., and McNicoll, V., 2015, The Archean Côté Gold Intrusion-Related Au(-Cu) deposit, Ontario: A Large-Tonnage, Low Grade Deposit Centred on a Magmatic-Hydrothermal Breccia:  in Dubé, B., and Mercier-Langevin, P., ed., Targeted Geoscience Initiative 4: Contributions to the Understanding of Precambrian Lode Gold Deposits and Implications for Exploration: Geological Survey of Canada, Open File 7852, pp. 139-155.

Kontak, D., et al., 2012: Preliminary Results for Age Dates for Several Samples Submitted From the Côté Gold Mineralized Zone, Chester Twp., Ontario; Internal report for IAMGOLD Mining and Exploration Inc

Kontak, D.J., Katz, L.R., and Dubé, B., 2012:  The 2740 Ma Côté Gold Au(-Cu) Deposit, Canada: Example of Porphyry-Type Magmatic-Hydrothermal Ore-Forming Processes in the Archean:  ftp://ftp.mern.gouv.qc.ca/Public/Dc/Conferences_Quebec-Mines-2016/22_11_2016%20PM/16h30_Kontak.pdf.

Laird, H. C., 1932: Geology of the Three Duck Lakes Area; Ann. Rept. Ont. Dept. Mines, v. 41, pt. 3, 34 p.

McBride, D. E., 2002: Qualifying Report on the Chester Township Property for Northville Gold Corporation, 41 p.; filed on SEDAR, July 29, 2002 by Condor Gold Corp.

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Millard, J. E., 1989: Jerome Gold Project Exploration Report for the Period December 1987 through April 1989: 62 p.

Moritz, R., 2000:  What Have We Learnt About Orogenic Lode Gold Deposits Over The Past 20 Years? article posted to University of Geneva, Switzerland, website, 7 p. http://www.unige.ch/sciences/terre/mineral/publications/onlinepub/moritz_gold_brgm_2000.doc.

Nagrom, 2018: Nagrom Metallurgical Testwork - Screening Testwork, Batch Number T2622

Poulsen, K.H., Robert, F., and Dubé, B., 2000:  Geological Classification Of Canadian Gold Deposits:  Geological Survey of Canada, Bulletin 540, pp. 1-106.

Read, J., and Stacey, P., 2009.  Guidelines for Open Pit Slope Design.  Published by CSIRO.  pp. 496.

Robert, F., 2001:  Syenite Associated Disseminated Gold Deposit in the Abitibi Greenstone Belt, Canada:  Mineralium Deposita v. 36, pp. 503-516

RPA, 2010: Technical Report on the Chester Township Properties, Ontario, Canada; prepared for Trelawney Mining and Exploration Inc. by Cook, R. B., January 14, 2010.

RPA, 2011: Technical Report on the Côté Lake Deposit, Chester Property, Ontario, Canada; 43-101 Report Prepared for Trelawney Mining and Exploration Inc. by Roscoe, W. E. and Cook, R. B. April 21, 2011.

RPA, 2012: Technical Report on the Côté Lake Resource Update, Chester Property, Ontario, Canada, prepared by Roscoe, W. E. and Cook, R. B. for Trelawney Mining & Exploration Inc., March 30, 2012.

SGS, 2011: Gold Deportment Study for One Sample from the Nautilus Deposit, Project 13345-001.

SGS, 2011: Investigation into the Recovery of Gold from the Côté Lake Deposit, Project 12589-001

SGS, 2011: QEMRMS Results prepared for Trelawney Mining and Exploration Inc., Project 12589-001 MI6000

SGS, 2012: Geometallurgical Investigation of the Côté Lake Deposit prepared for Trelawney Mining and Exploration, Project CALR-12589-002.

SGS, 2012: The Characterization of Three Gold Bearing Composite Samples from the Nautilus Deposit, Project 13345-001

SGS, 2013: Investigation of Gold Recovery from Côté Gold Project Samples, Project 12589-003, Report 2 - Recovery Testwork.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	27-4

SGS, 2013: The Grindability Characteristics of Samples from the Côté Lake Deposit prepared for IAMGOLD Corporation, Project CALR-12589-003, Report 1

SGS, 2017: Solid-liquid separation and rheology test results for six ore type samples from the Cote project for IAMGOLD, Project CALR-16095-001

SGS, 2018: Metallurgical Testing on Samples from Côté Gold Project, Project 16529-001

SGS, 2020: An Investigation into Grindability and Metallurgical Testing on the Côté Gold Project Gosselin Deposit, Project 17868-01

Sillitoe, R., 2000:  Gold-Rich Porphyry Deposits: Descriptive and Genetic Models and Their Role In Exploration and Discovery:  Reviews in Economic Geology, v. 13, pp. 315-334

Siragusa, G.M., 1993a:  Geology, Geochemistry and Mineralization of the Southern Margin of the Swayze Belt:  Ontario Geological Survey Open File Report 5844, pp. 1-144.

Siragusa, G.M., 1993b:  Lithogeochemistry of Three Gold Settings in the Southern Swayze Belt:  Ontario Geological Survey, Open File Report 5858, pp. 1-42.

Smith, J. 2016:  Integrated Structural and Geochemical Study of Auriferous Sheeted Quartz Veins in the 2740 Ma Côté Gold Deposit, Swayze Greenstone Belt, Ontario:  MSc thesis, Laurentian University, Sudbury, Ontario, Canada,

Thyssenkrupp Industrial Solutions, 2017: HPGR ATWAL Wear Rate Determination on the Iamgold Côté Lake Project Samples

University of British Columbia, 2017: Piston Press Study to Assess Ore Variability for HPGR Comminution for the Côté Gold Project

Van Breemen, O., Heather, K.B., and Ayer, J.A., 2006:  U-Pb Geochronology of the Neoarchean Swayze Sector of the Southern Abitibi Greenstone Belt: Geological Survey of Canada, Current Research Paper 2006-F1, pp. 1-32.

Wilson, A.R., 2018:  Taxation Information and tax inputs to the financial model used in the Côté Gold Project Feasibility Study National Instrument 43-101 Technical Report prepared by Amec Foster Wheeler for IAMGOLD:  letter prepared by IAMGOLD for Wood, 15 November, 2018, 2 p.

Wood, 2018:  Côté Gold Project Ontario NI 43-101 Technical Report on Feasibility Study, Prepared for IAMGOLD Corporation and Dated November 1, 2018, 536 p.

Wood, 2019: Feasibility Level Open Pit Rock Mechanics, Côté Gold Project, IAMGOLD Corporation, Ontario, Canada.  Daft Issued December 31, 2018, Final issued February 22, 2019, pp 652.

Wood, 2020:  Côté Gold Project, Detailed Design Report - Tailings Management Facility: July 2021, pp. 2131

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	27-5

Zhao, J., MacDonald, J., and Dymov, I., 2011: An Investigation into The Recovery Of Gold From The Côté Lake Deposit; prepared for Trelawney Mining and Exploration Inc. by SGS Canada Inc., July 12, 2011; 21 p.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	27-6

28.0 DATE AND SIGNATURE PAGE

This report titled "Technical Report on the Côté Gold Project, Ontario, Canada" with an effective date of October 18, 2021 was prepared and signed by the following authors:

(Signed & Sealed) Jason J. Cox

Dated at Toronto, ON	Jason J. Cox, P.Eng.
November 26, 2021	SLR Principal Mining Engineer

(Signed & Sealed) Tudorel Ciuculescu

Dated at Toronto, ON	Tudorel Ciuculescu, M.Sc., P.Geo.
November 26, 2021	SLR Consultant Geologist

(Signed & Sealed) Stephan Theben

Dated at Toronto, ON	Stephan Theben, Dipl.-Ing., SME (RM)
November 26, 2021	SLR Mining Sector Lead and Managing
Principal

(Signed & Sealed) Marie-France Bugnon

Dated at Toronto, ON	Marie-France Bugnon, M.Sc., P.Geo.
November 26, 2021	IAMGOLD General Manager Exploration -
Americas

(Signed & Sealed) Alan R. Smith

Dated at Toronto, ON	Alan R. Smith, M.Sc., P.Geo.
November 26, 2021	IAMGOLD District Manager - Exploration

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	28-1

(Signed & Sealed) Gregory J. Gosson

Dated at Vancouver, BC	Gregory J. Gosson, Ph.D., P.Geo.
November 26, 2021	Wood Technical Director - Geology and
Compliance

(Signed & Sealed) Adam L. Coulson

Dated at Oakville, ON	Adam L. Coulson, Ph.D., P.Eng.
November 26, 2021	Wood Principal Rock Mechanics Engineer

(Signed & Sealed) Bijal Shah

Dated at Oakville, ON	Bijal Shah, M.A.Sc., P.Eng.
November 26, 2021	Wood Senior Engineer

(Signed & Sealed) Mickey M. Davachi

Dated at Oakville, ON	Mickey M. Davachi, Ph.D., P.Eng., D.GE, FASCE
November 26, 2021	Principal Engineer

(Signed & Sealed) Paul O'Hara

Dated at Saskatoon, SK	Paul O'Hara, P.Eng.
November 26, 2021	Wood Manager-Process

(Signed & Sealed) Raymond J. Turenne

Dated at Vancouver, BC	Raymond J. Turenne, P.Eng.
November 26, 2021	Wood Technical Director - Electrical and
Controls

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	28-2

(Signed & Sealed) Sheila E. Daniel

Dated at City, Province	Sheila E. Daniel, M.Sc., P.Geo.
November 26, 2021	Wood Principal Geoscientist, Discipline Lead
Mining Environmental Management
Approvals

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	28-3

29.0 CERTIFICATE OF QUALIFIED PERSON

29.1 Jason J. Cox

I, Jason J. Cox, P.Eng., as an author of this report entitled "Technical Report on the Côté Gold Project, Ontario, Canada" with an effective date of October 18, 2021 prepared for IAMGOLD Corporation, do hereby certify that:

1. I am Technical Director - Canada Mining Advisory and Principal Mining Engineer with SLR Consulting (Canada) Ltd, of Suite 501, 55 University Ave., Toronto, ON  M5J 2H7.

2. I am a graduate of Queen's University, Kingston, Ontario, Canada, in 1996 with a Bachelor of Science degree in Mining Engineering.

3. I am registered as a Professional Engineer in the Province of Ontario (Lic. #90487158).  I have worked as a mining engineer for 25 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

• Review and reporting as a consultant on many mining operations and projects around the world for due diligence and regulatory requirements

• Engineering study work (PEA, PFS, and FS) on many mining projects around the world, including commodities such as precious metals, base metals, bulk commodities, industrial minerals, and rare earths

• Operational experience as Planning Engineer and Senior Mine Engineer at three North American mines

• Contract Co-ordinator for underground construction at an American mine

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5. I have not visited the Côté Gold property.

6. I am responsible for Sections 1.1.1.2, 1.1.1.7, 1.1.1.8, 1.1.2.2, 1.1.2.6, 1.2.1.1, 1.2.1.2, 1.2.1.4, 1.2.1.5, 1.2.2 to 1.2.4, 1.3.8, 1.3.9.2 to 1.3.9.6, 1.3.12, 1.3.14.2, 2, 3, 15, 16.1, 16.3, 16.4, 16.6 to 16.11, 19, 21.1.4, 21.1.6, 21.2, 22.1.1, 22.1.2, 22.1.4, 22.1.5, 22.2 to 22.4, 23, 24, 25.2, 25.7, 25.8, 26.2, and 26.6 and contributions to Section 27 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read NI 43-101, and the sections of the Technical Report that I am responsible for have been prepared in compliance with NI 43-101 and Form 43-101F1.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	29-1

10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Sections 1.1.1.2, 1.1.1.7, 1.1.1.8, 1.1.2.2, 1.1.2.6, 1.2.1.1, 1.2.1.2, 1.2.1.4, 1.2.1.5, 1.2.2 to 1.2.4, 1.3.8, 1.3.9.2 to 1.3.9.6, 1.3.12, 1.3.14.2, 2, 3, 15, 16.1, 16.3, 16.4, 16.6 to 16.11, 19, 21.1.4, 21.1.6, 21.2, 22.1.1, 22.1.2, 22.1.4, 22.1.5, 22.2 to 22.4, 23, 24, 25.2, 25.7, 25.8, 26.2, and 26.6 of the Technical Report, for which I am responsible, contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of November, 2021

(Signed & Sealed) Jason J. Cox

Jason J. Cox, P.Eng.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	29-2

29.2 Tudorel Ciuculescu

I, Tudorel Ciuculescu, M.Sc., P.Geo., as an author of this report entitled "Technical Report on the Côté Gold Project, Ontario, Canada" with an effective date of October 18, 2021 prepared for IAMGOLD Corporation, do hereby certify that:

1. I am Consultant Geologist with SLR Consulting (Canada) Ltd, of Suite 501, 55 University Ave., Toronto, ON  M5J 2H7.

2. I am a graduate of the University of Bucharest with a B.Sc. degree in Geology in 2000 and University of Toronto with a M.Sc. degree in Geology in 2003.

3. I am registered as a Professional Geologist in the Province of Ontario (APGO #1882).  I have worked as a geologist for a total of 20 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

• Preparation of Mineral Resource estimates.

• Over five years of exploration experience in Canada and Chile.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5. I visited the Côté deposit on October 7 to 8, 2019, and the Gosselin deposit from July 19 to 21, 2021.

6. I am responsible for Sections 1.1.1.1 (Mineral Resources), 1.1.2.1 (Mineral Resources), 1.3.7, 12, 14, 25.1 (Mineral Resources), and 26.1 (Mineral Resources), and contributions to Section 27 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8. I have been involved with the preparation of internal and publicly disclosed Mineral Resource estimates for the Côté deposit since 2015.

9. I have read NI 43-101, and the sections of the Technical Report that I am responsible for have been prepared in compliance with NI 43-101 and Form 43-101F1.

10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Sections 1.1.1.1 (Mineral Resources), 1.1.2.1 (Mineral Resources), 1.3.7, 12, 14, 25.1 (Mineral Resources), and 26.1 (Mineral Resources) of the Technical Report, for which I am responsible, contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of November, 2021

(Signed & Sealed) Tudorel Ciuculescu

Tudorel Ciuculescu, M.Sc., P.Geo.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	29-3

29.3 Stephan Theben

I, Stephan Theben, Dipl.-Ing., SME (RM), as an author of this report entitled "Technical Report on the Côté Gold Project, Ontario, Canada" with an effective date of October 18, 2021 prepared for IAMGOLD Corporation, do hereby certify that:

1. I am Mining Sector Lead and Managing Principal with SLR Consulting (Canada) Ltd, of Suite 501, 55 University Ave., Toronto, ON  M5J 2H7.

2. I am a graduate of RWTH Aachen Technical University in 1997 with a Mining Engineering Degree.  I also passed the State Exam for Mining Engineering in 2000.

3. I am registered as a Professional Member with the Society for Mining, Metallurgy and Exploration (Membership# 4231099RM).  I have worked as a mining environmental professional for a total of 21 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

• Responsible for the preparation and success approval of several Environmental Impact Assessment Reports

• Responsible for environmental aspects of mine permitting for several projects

• Responsible for the environmental and  geotechnical components of several PEA, PFS and  FS studies

• Experience if reviewing and auditing environmental and permitting data for a multitude of projects

• Work as a government official in Germany and as a technical expert for the European Union in the area of mine permitting

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5. I visited the Côté Gold property in October 2020.

6. I am responsible for Section 20.7 and contributions to Section 27 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8. I have been involved with the property that is the subject of the Technical Report since the start of the Environmental Assessment process in 2012.

9. I have read NI 43-101, and the sections of the Technical Report that I am responsible for have been prepared in compliance with NI 43-101 and Form 43-101F1.

10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Section 20.7 of the Technical Report, for which I am responsible, contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of November, 2021

(Signed & Sealed) Stephan Theben

Stephan Theben, Dipl.-Ing., SME (RM)

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	29-4

29.4 Marie-France Bugnon

I, Marie-France Bugnon, M.Sc., P.Geo., as an author of this report entitled "Technical Report on the Côté Gold Project, Ontario, Canada" with an effective date of October 18, 2021 prepared for IAMGOLD Corporation, do hereby certify that:

1. I am General Manager Exploration - Americas with IAMGOLD Corporation of 401 Bay Street, Suite 3200, Toronto, ON, Canada  M5H 2Y4.

2. I am a graduate of the University of Montreal with a Bachelor's degree in Geology in 1977 (B.Sc.) and a Master's degree in Geology in 1981 (M.Sc.).

3. I am registered as a Professional Geologist with the Ordre des Géologues du Québec (OGQ # 137) and the Association of Professional Geoscientists of Ontario (APGO # 2820).  I have worked as a geologist for a total of 40 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

• Direct involvement and supervision of extensive exploration programs for gold, base metal, and other commodities especially in the Canadian Shield.

• Numerous property reviews and global management of projects in North America, in the Guiana Shield, and in South America including legal status of the properties and compliance with local mining laws.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5. I visited the Côté Gold property and the Gosselin deposit on July 19 to 21, 2021.

6. I am responsible for preparation of Sections 1.3.1 to 1.3.4, 4 to 6, and 30, and contributions to Section 27 of the Technical Report.

7. I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8. I have been involved with the Côté Gold Project and exploration district as a General Manager since June 2012.

9. I have read NI 43-101, and the sections of the Technical Report that I am responsible for have been prepared in compliance with NI 43-101 and Form 43-101F1.

10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Sections 1.3.1 to 1.3.4, 4 to 6, and 30 of the Technical Report, for which I am responsible, contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of November, 2021

(Signed & Sealed) Marie-France Bugnon

Marie-France Bugnon, M.Sc., P.Geo.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	29-5

29.5 Alan R. Smith

I, Alan R. Smith, M.Sc. P.Geo., as an author of this report entitled "Technical Report on the Côté Gold Project, Ontario, Canada" with an effective date of October 18, 2021 prepared for IAMGOLD Corporation, do hereby certify that:

1. I am District Manager - Exploration with IAMGOLD Corporation of 401 Bay Street, Suite 3200, Toronto, ON, Canada M5H 2Y4.

2. I am a graduate of the University of Western Ontario with a Bachelor's degree in Geology in 1984 (B.Sc.) and a Master's degree in Geology in 1987 (M.Sc.).

3. I am registered as a Professional Geologist in the Province of Ontario (APGO #0201).  I have worked as a geologist for a total of 33 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

• I have conducted Exploration programs for gold, base metals and uranium within Canada while employed with Junior, Mid-Tier, and Major Companies, with the majority of programs within the Canadian Shield.

• I have managed the Côté Gold Project Regional Exploration program since 2013, in addition to the Côté Gold deposit diamond drilling campaigns completed between 2013 and 2018.

• I have managed the Gosselin Deposit discovery and delineation work completed by the team of Sudbury / Côté Exploration Geologists.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5. I have visited the Côté Gold property and Gosselin deposit on a bi-weekly to monthly basis throughout 2021, with the most recent visits on the following dates:  September 16 to 18, October 05 to 06, October 18 to 20, November 9 to 10, and November 18 to 19, 2021.

6. I am responsible for Sections 1.1.1.1 (Geology), 1.1.2.1 (Geology),1.3.5, 1.3.6, 7 to 11, 25.1 (Geology), and 26.1 (Geology) and contributions to Section 27 of the Technical Report.

7. I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8. I have been involved with the Côté Gold Project and exploration district as District Manager of Exploration since February 2013.

9. I have read NI 43-101, and the sections of the Technical Report that I am responsible for have been prepared in compliance with NI 43-101 and Form 43-101F1.

10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Sections 1.1.1.1 (Geology), 1.1.2.1 (Geology),1.3.5, 1.3.6, 7 to 11, 25.1 (Geology), and 26.1 (Geology) of the Technical Report, for which I am responsible, contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of November, 2021

(Signed & Sealed) Alan R. Smith

Alan R. Smith, M.Sc. P.Geo

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	29-6

29.6 Gregory J. Gosson

I, Greg J. Gosson, Ph.D., P.Geo., as an author of this report entitled "Technical Report on the Côté Gold Project, Ontario, Canada" with an effective date of October 18, 2021 prepared for IAMGOLD Corporation, (the "Technical Report") do hereby certify that:

1. I am a Technical Director (Geology & Compliance) with Wood Canada Limited, of Suite 400, 111 Dunsmuir St., Vancouver, BC  V6B 5W3.

2. I am a graduate of Queen's University, Kingston, Ontario in 1979, with a B.Sc. Honours, Geological Sciences, and a Ph.D. in Geology, from Victoria University, Wellington, New Zealand in 1986.

3. I am registered as a Professional Geoscientist in the Province of Ontario, (Membership #3003), and as a Professional Geoscientist with Engineers and Geoscientists British Columbia (Registration #27367).  I have worked as a geoscientist for a total of 45 years since my graduation.  My relevant experience for the purpose of the sections of the Technical Report that I am taking responsibility includes:

• As Managing Director of a public mining company with operations in Sub-Saharan Africa I had oversight and direct participation in the preparation of feasibility studies, mine development and mine operations for three gold mines, including capital cost estimation.

• As a Technical Director of Wood Canada Limited and its predecessor companies AMEC and Amec Foster Wheeler, I had technical oversight, including peer review of the preparation of numerous prefeasibility and feasibility studies, including their capital cost estimation.  More recently I have been involved in the review and update of capital cost estimates updates for a greenfield, large open pit gold project in Alaska, and a large open pit and underground base metal and precious metal project in British Columbia.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for those sections of the Technical Report that I take responsibility for preparing.

5. I have not visited the Côté Gold property.

6. I am responsible for Sections 1.1.1.6, 1.2.1.3, 1.3.14.1, 21.1, 21.1.1 to 21.1.3, 21.1.5, 22.1.3, and 25.6 of the Technical Report.

7. I am independent of the Issuer as described in Section 1.5 of NI 43-101.

8. I have had prior involvement with the property that is the subject of the Technical Report as a peer reviewer of the:

• Preliminary Economic Assessment on the Côté Gold Project in 2016

• Prefeasibility Study on the Côté Gold Project in 2017

• Feasibility Study on the Côté Gold Project in 2018

I have also participated in Wood's due diligence on the Côté Gold Project for the purposes of signing the consents of qualified persons for Amec Foster Wheeler and Wood Canada Limited on IAMGOLD Corporation's Form 40-F filings in February 2018, 2019, 2020, and 2021, and IAMGOLD Corporation's Short Form Base Shelf Prospectus and Registration Statement on Form 10 filed in March 2018 and May 2020.

9. I have read NI 43-101, and the sections of the Technical Report that I am responsible for have been prepared in compliance with NI 43-101 and Form 43-101F1.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	29-7

10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Sections 1.1.1.6, 1.2.1.3, 1.3.14.1, 21.1.1 to 21.1.3, 21.1.5, 22.1.3, and 25.6 of the Technical Report, for which I am responsible, contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of November, 2021

(Signed) Gregory J. Gosson

Gregory J. Gosson, Ph.D., P.Geo.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	29-8

29.7 Adam L. Coulson

I, Adam L. Coulson, Ph.D., P.Eng., as an author of this report entitled "Technical Report on the Côté Gold Project, Ontario, Canada" with an effective date of October 18, 2021 prepared for IAMGOLD Corporation (the "Technical Report", do hereby certify that:

1. I am a Principal Rock Mechanics Engineer with Wood Canada Limited, of Suite 600, 2020 Winston Park Drive, Oakville, ON  L6H 6X7.

2. I am a graduate of Camborne School of Mines, Cornwall, England, UK, in 1990, with a B.Eng. (Honours), Mining Engineering, a M.Sc. (Eng) Mining Engineering in 1996 from Queens University, Kingston, Ontario and a Ph.D. Civil Engineering in 2009 from the University of Toronto, Ontario.

3. I am registered as a Professional Engineer in the Province of Ontario (Lic. #100049242), and Professional Engineer in the Province of British Columbia (Reg. #46082).  I have worked as a mining and rock mechanics engineer for a total of 31 since my graduation.  My relevant experience for the purpose of the Technical Report is:

• As a Corporate Technical Rock Mechanics and Mining Lead for a public mining company with operations in Canada, South America, and Australia, I performed, led, and managed, mine evaluations, rock mechanics, and mining studies from PEA to detailed design, for underground and open pit mining operations, and provided technical support to company operations.

• As the Eastern Canada Rock Mechanics Team Leader for Wood Canada Limited and its predecessor companies AMEC and Amec Foster Wheeler, where I have directly been involved and managed geomechanical site investigation works, laboratory rock testing, and rock mechanics mine design for numerous studies from PEA to bankable feasibility level in Canada and South America, for open pit and underground operations.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5. I visited the Côté Gold property from December 10 to 13, 2017.

6. I am responsible for parts of Sections 1.1.2.2 (Geotechnical), 1.3.9.1, 16.2, and 26.2 (Geotechnical) and contributions to Section 27 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8. I have had prior involvement with the property that is the subject of the Technical Report as:

• Part of the third party review of the Prefeasibility Study on the Côté Gold Project in 2017

• The Rock Mechanics (Geotechnical) Lead for the Feasibility Study of the Côté Gold Project in 2018, and the content of this Technical Report prepared by Wood qualified persons.

I have also participated in Wood's due diligence on the Côté Gold Project for the purposes of signing the consents for Amec Foster Wheeler and Wood Canada Limited on IAMGOLD Corporation's Form 40-F filings in February 2018, 2019, 2020, and 2021, and IAMGOLD Corporation's Short Form Base Shelf Prospectus and Registration Statement on Form 10 filed in March 2018 and May 2020.

9. I have read NI 43-101, and the sections of the Technical Report that I am responsible for have been prepared in compliance with NI 43-101 and Form 43-101F1.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	29-9

10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Sections 1.1.2.2 (Geotechnical), 1.3.9.1, 16.2, and 26.2 (Geotechnical) of the Technical Report, for which I am responsible, contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading

Dated this 26th day of November, 2021

(Signed & Sealed) Adam L. Coulson

Adam L. Coulson, Ph.D. P.Eng.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	29-10

29.8 Bijal Shah

I, Bijal Shah, M.A.Sc., P.Eng., as an author of this report entitled "Technical Report on the Côté Gold Project, Ontario, Canada" with an effective date of October 18, 2021 prepared for IAMGOLD Corporation, do hereby certify that:

1. I am a Senior Engineer with Wood Canada Limited, of Suite 700, 2020 Winston Park Dr, Oakville, ON  L6H 6X7.

2. I am a graduate of M.S. University of Baroda, India in 1994 with a Master of Engineering degree in Civil/Structural Engineering and a Master's degree (M.A.Sc.) in structural engineering from Ryerson University, Canada in 2004.

3. I am registered as a Professional Engineer in the Province of Ontario (Lic. #100072777).  I have worked as a civil/structural engineer for a total of 26 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

• Managing engineering work.

• Designing of mining and heavy industrial projects.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5. I visited the Côté Gold property on October 10, 2018.

6. I am responsible for Section 18.6 and contributions to Section 27 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8. I have supported the detail design of process facilities and associated infrastructure for the property that is the subject of the Technical Report.

9. I have read NI 43-101, and the sections of the Technical Report that I am responsible for have been prepared in compliance with NI 43-101 and Form 43-101F1.

10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Section 18.6 of the Technical Report, for which I am responsible, contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of November, 2021

(Signed & Sealed) Bijal Shah

Bijal Shah, M.A.Sc., P.Eng.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	29-11

29.9 Mickey M. Davachi

I, Mickey M. Davachi, Ph.D., P.Eng., D.GE, FASCE, as an author of this report entitled "Technical Report on the Côté Gold Project, Ontario, Canada" with an effective date of October 18, 2021 prepared for IAMGOLD Corporation (the "Technical Report"), do hereby certify that:

1. I am a Principal Engineer with Wood Canada Limited, of Suite 700, 2020 Winston Park Dr, Oakville, ON  L6HZ 6X7.

2. I graduated from Imperial College, University of London, London, UK, with Master of Engineering and Doctor of Philosophy degrees in 1974 and 1978, respectively.

3. I am registered as a Professional Engineer in the Province of Ontario (Licence No.: 10567113).  I have practiced my profession for over 40 years since graduation.  I have been directly involved in the field of geotechnical engineering through the completion of geotechnical investigations, preliminary and detailed design, as a construction and technical advisor and senior reviewer of mining, tailings, and water management facilities, including geotechnical assessments and implementations for mining projects in the Canadian Shield.  My relevant experience for the purpose of the Technical Report is:

• Geotechnical Investigations

• Detailed design of tailings dams

• Construction

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5. I have made several site visits to the Côté Gold Project in conjunction with design development.  My most recent site visit was on May 7 to 9, 2019.

6. I am responsible for Sections 1.1.2.4, 1.3.11, 16.5, 18.1 to 18.5, 18.7, 18.9, 20.4, 20.5, and 26.4 and contributions to Section 27 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8. I have been involved with the Côté Gold Project as a Senior Reviewer since June 2018 and as the Design Engineer of Record (DEoR) and Engineer of Record (EoR) since December 2020.

9. I have read NI 43-101, and the sections of the Technical Report that I am responsible for have been prepared in compliance with NI 43-101 and Form 43-101F1.

10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Sections 1.1.2.4, 1.3.11, 16.5, 18.1 to 18.5, 18.7, 18.9, 20.4, 20.5, and 26.4 of the Technical Report, for which I am responsible, contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of November, 2021

(Signed & Sealed) Mickey M. Davachi

Mickey M. Davachi, Ph.D., P.Eng., D.GE, FASCE

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	29-12

29.10 Paul M. O'Hara

I, Paul M. O'Hara, P.Eng., as an author of this report entitled "Technical Report on the Côté Gold Project, Ontario, Canada" with an effective date of October 18, 2021 prepared for IAMGOLD Corporation (the "Technical Report"), do hereby certify that:

1. I am a Manager (Process) with Wood Canada Limited, of Suite 301, 121 Research Drive, Saskatoon, SK  S7N 1KS.

2. I am a graduate of the University of British Columbia in 1986 with a Bachelor of Science degree in Mining and Mineral Process Engineering.

3. I am registered as an Engineer with the Association of Professional Engineers and Geoscientists of Saskatchewan (APEGS Licence  #11687).  I have worked as a mineral process engineer for a total of 35 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

• I have been directly involved in the operation of copper, gold, and potash processing plants in Canada.

• I have been involved in process design for gold plants in Canada.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5. I have not visited the Côté Gold property.

6. I am responsible for Sections 1.1.1.3, 1.1.1.4, 1.1.2.3, 1.3.10, 13, 17, 25.3, 25.4, and 26.3 and contributions to Section 27 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8. I was the qualified person responsible for the metallurgical and mineral process content of the Cote Gold Feasibility Study with an effective date of 1 November 2018.

9. I have read NI 43-101, and the sections of the Technical Report that I am responsible for have been prepared in compliance with NI 43-101 and Form 43-101F1.

10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Sections 1.1.1.3, 1.1.1.4, 1.1.2.3, 1.3.10, 13, 17, 25.3, 25.4, and 26.3 of the Technical Report, for which I am responsible, contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of November, 2021

(Signed & Sealed) Paul O'Hara

Paul M. O'Hara, P.Eng.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	29-13

29.11 Raymond J. Turenne

I, Raymond J. Turenne, P.Eng., as an author of this report entitled "Technical Report on the Côté Gold Project, Ontario, Canada" with an effective date of October 18, 2021 prepared for IAMGOLD Corporation, do hereby certify that:

1. I am a Technical Director (Electrical and Controls) with Wood Canada Limited, of Suite 400, 111 Dunsmuir St., Vancouver, BC  V6B 5W3.

2. I am a graduate of the University of Calgary in 1983 with a Bachelor of Science in Electrical Engineering.

3. I am registered as a Professional Engineer in the Province of Ontario (License #100014742).  I have worked as an electrical engineer for a total of 37 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

• Electrical Power Systems

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5. I have not visited the Côté Gold property.

6. I am responsible for Section 18.8 and contributions to Section 27 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8. I was the qualified person responsible for the electrical power systems in the Cote Gold Feasibility Study with an effective date of 1 November 2018.

9. I have read NI 43-101, and the sections of the Technical Report that I am responsible for have been prepared in compliance with NI 43-101 and Form 43-101F1.

10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Section 18.8 of the Technical Report, for which I am responsible, contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of November, 2021

(Signed & Sealed) Raymond J. Turenne

Raymond J. Turenne, P.Eng.

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	29-14

29.12 Sheila E. Daniel

I, Sheila E. Daniel, M.Sc., P.Geo., as an author of this report entitled "Technical Report on the Côté Gold Project, Ontario, Canada" with an effective date of October 18, 2021 prepared for IAMGOLD Corporation (the"Technical Report"), do hereby certify that:

1. I am a Principal Geoscientist, Discipline Lead Mining Environmental Management Approvals with Wood Canada Limited, of Suite 600, 2020 Winston Park Drive, Oakville, ON  L6H 6X7.

2. I am a graduate of McMaster University in 1990 with a M.Sc., and from the University of Western Ontario in 1988 with a B.Sc. (Honours).

3. I am registered as a Professional Geoscientist with Professional Geoscientists Ontario (Membership #0151).  I have worked as a geoscientist for a total of 31 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

• I have been directly involved in mining environmental consulting, including support for engineering reports, and environmental assessments and approvals for a large number of Ontario mining projects.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5. I have not visited the Côté Gold property.

6. I am responsible for Sections 1.1.1.5, 1.1.2.5, 1.3.13, 20.1 to 20.3, 20.6, 20.8, 20.9, 25.5, and 26.5 and contributions to Section 27 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8. I have supported the environmental approvals process for the subject of the Technical Report periodically since 2015 and was the primary author of the environmental approvals for the associated transmission line.

9. I have read NI 43-101, and the sections of the Technical Report that I am responsible for have been prepared in compliance with NI 43-101 and Form 43-101F1.

10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Sections 1.1.1.5, 1.1.2.5, 1.3.13, 20.1 to 20.3, 20.6, 20.8, 20.9, 25.5, and 26.5 of the Technical Report, for which I am responsible, contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of November, 2021

(Signed & Sealed) Sheila E. Daniel

Sheila E. Daniel, M.Sc., P.Geo

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	29-15

30.0 APPENDIX 1 - REGIONAL LAND HOLDING LAND TENURE

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-1

30.1 Chester 3

Chester 3C
Total # of Claims= 12

Ownership: 4.5% Treelawn Group Inc., 28% 986813 Ontario Ltd., 28.65% SMM Gold Cote Inc., 38.85% IAMGOLD Corporation

Total Surface Area= 144.32 ha

Table 30-1: Chester 3C Claims

IAMGOLD Corporation - Côté Gold Project

Claim Number	Due Date	Area (ha)
116079	March 30, 2023	0.75
124053	March 30, 2023	21.60
128879	March 30, 2023	21.52
158151	March 30, 2023	1.89
171823	March 30, 2023	22.00
187508	March 30, 2023	13.03
211558	October 15, 2023	3.71
223602	October 15, 2023	14.35
278071	October 15, 2023	16.38
307372	March 30, 2023	9.37
312661	October 15, 2023	14.11
314697	March 30, 2023	5.62

Table 30-2: Chester 3E- Spider Patents

IAMGOLD Corporation - Côté Gold Project

Chester 3E - Spider Patents[1]

Total Number of Patents= 6

Ownership: 7.5% Treelawn Group Inc., 27.75% SMM Gold Cote, 64.75% IMG

Total Surface Area= 87.95 ha

Note:

1. Chester 3 tenures outside the mining lease area

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-2

Tenure Number	Former Tenure Number/ Short Legal Description	Parcel Number	Pin	Area (ha)
PAT-28519	S32033	9625 SWS (SRO) and 27911 SWS (MRO)	93193-0041 (SRO) and 73193-0066 (MRO)	18.54
PAT-28520	S32034	9626 SWS (SRO) and 27911 SWS (MRO)	93193-0042 (SRO) and 73193-0066 (MRO)	11.36
PAT-28521	S32035	9627 SWS (SRO) and 27911 SWS (MRO)	73193-0043 (SRO) and 73193-0066 (MRO)	13.78
PAT-28522	S32036	9628 SWS (SRO) and 27911 SWS (MRO)	73193-0044 (SRO) and 73193-0066 (MRO)	17.01
PAT-28523	S32037	9629 SWS (SRO) and 27911 SWS (MRO)	73193-0045 (SRO) and 73193-0066 (MRO)	12.18
PAT-28524	S32044	9627 SWS (SRO) and 27911 SWS (MRO)	73193-0043 (SRO) and 73193-0066 (MRO)	15.08

30.2 986813 Ontario Ltd.

986813 Ontario Ltd. - East

Total Number of Claims= 119

Ownership: 30% SMM Gold Cote, 70% IAMGOLD Corporation

Total Surface Area= 1965.74 ha

Table 30-3: 986813 Ontario Ltd. -East Claims

IAMGOLD Corporation - Côté Gold Project

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
103635	May 22, 2023	22.00	183955	May 16, 2023	4.14
105265	May 16, 2023	22.00	183956	May 16, 2023	4.37
105649	May 22, 2023	22.00	186993	May 22, 2023	2.00
119781	July 05, 2023	22.00	190065	May 22, 2023	22.00
119922	May 16, 2023	22.00	190872	May 16, 2023	22.00
120310	May 16, 2023	4.49	193222	May 16, 2023	22.00
121880	July 05, 2023	22.00	194235	May 16, 2023	4.60

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-3

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
121881	May 22, 2023	22.00	195672	May 22, 2023	22.00
123979	May 22, 2023	22.00	199122	May 16, 2023	3.91
124683	May 16, 2023	22.00	201413	May 16, 2023	0.08
127573	May 16, 2023	22.00	203446	May 16, 2023	22.00
127574	May 16, 2023	22.00	209228	May 22, 2023	22.00
130791	May 22, 2023	22.00	211872	July 05, 2023	3.65
134359	May 22, 2023	22.00	219189	May 22, 2023	22.00
135042	May 22, 2023	22.00	223601	May 16, 2023	22.00
136184	May 22, 2023	22.00	223826	May 22, 2023	13.76
141533	May 22, 2023	22.00	224906	May 16, 2023	22.00
142813	May 16, 2023	4.94	227358	May 22, 2023	22.00
142951	May 22, 2023	22.00	229571	May 16, 2023	0.54
144766	May 16, 2023	0.31	230987	May 16, 2023	22.00
144770	May 22, 2023	22.00	231079	May 16, 2023	3.45
146846	July 05, 2023	1.71	231796	May 22, 2023	13.99
147402	May 22, 2023	22.00	231959	May 16, 2023	3.68
148055	May 16, 2023	22.00	235742	May 22, 2023	1.75
156875	May 16, 2023	0.77	237570	May 22, 2023	22.00
158947	May 22, 2023	22.00	238107	May 22, 2023	22.00
158948	May 22, 2023	22.00	239984	May 22, 2023	22.00
158998	May 22, 2023	22.00	259525	May 22, 2023	22.00
160364	May 22, 2023	22.00	259638	July 05, 2023	2.88
162886	May 16, 2023	22.00	259747	May 16, 2023	12.52
163806	May 16, 2023	13.06	261465	May 16, 2023	12.29
163817	May 16, 2023	0.45	268951	May 16, 2023	19.38
164573	May 22, 2023	22.00	272423	May 22, 2023	1.53
169172	May 16, 2023	22.00	275493	May 16, 2023	22.00
176057	May 22, 2023	22.00	275494	May 16, 2023	18.05
177622	May 16, 2023	17.82	276770	May 22, 2023	22.00
178527	May 22, 2023	22.00	278067	May 16, 2023	19.99
181860	May 22, 2023	22.00	278307	May 16, 2023	22.00
182619	July 05, 2023	8.52	278448	July 05, 2023	4.35
182809	July 05, 2023	9.37	278449	July 05, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-4

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
183318	May 22, 2023	22.00	279073	May 16, 2023	22.00
279779	May 16, 2023	22.00	304698	July 05, 2023	22.00
279858	May 22, 2023	13.30	306303	May 16, 2023	2.62
283286	May 22, 2023	22.00	306898	May 16, 2023	22.00
287600	May 16, 2023	18.29	310088	May 22, 2023	22.00
289779	July 05, 2023	17.40	310089	May 22, 2023	22.00
290245	May 22, 2023	2.40	315475	May 16, 2023	22.00
290806	May 22, 2023	22.00	316133	May 22, 2023	22.00
292546	July 05, 2023	8.74	324154	May 16, 2023	22.00
292564	May 16, 2023	22.00	324155	May 16, 2023	21.79
294845	May 16, 2023	22.00	324202	May 16, 2023	19.63
294899	May 16, 2023	18.52	326182	May 22, 2023	22.00
295380	May 22, 2023	22.00	326184	May 16, 2023	2.10
295620	May 22, 2023	22.00	326342	May 16, 2023	2.84
296907	May 16, 2023	2.75	330985	May 22, 2023	22.00
297569	May 16, 2023	22.00	331064	May 22, 2023	22.00
297910	May 22, 2023	22.00	335657	May 22, 2023	22.00
298507	May 22, 2023	13.53	336955	May 22, 2023	22.00
301446	May 22, 2023	1.31	344565	May 22, 2023	22.00
302303	May 22, 2023	2.18

Table 30-4: 986813 Ontario Ltd. -Northeast Claims

IAMGOLD Corporation - Côté Gold Project

986813 Ontario Ltd. - Northeast

Total Number of Claims= 9

Ownership: 30% SMM Gold Cote, 70% IAMGOLD Corporation

Total Surface Area=85.32 ha

Claim Number	Due Date	Area (ha)
115329	April 24, 2023	14.84
133974	April 24, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-5

Claim Number	Due Date	Area (ha)
205527	April 24, 2023	18.99
218313	April 24, 2023	2.54
234788	April 24, 2023	8.65
235559	April 24, 2023	1.92
272033	April 24, 2023	7.68
284831	April 24, 2023	2.87
333844	April 24, 2023	5.82

Table 30-5: 986813 Ontario Ltd. -South Claims

IAMGOLD Corporation - Côté Gold Project

986813 Ontario Ltd. - South

Total Number of Claims= 36

Ownership: 30% SMM Gold Cote, 70% IAMGOLD Corporation

Total Surface Area=590.49 ha

Claim Number	Due Date	Area (ha)
102149	May 14, 2023	0.81
114889	May 14, 2023	2.89
114890	May 14, 2023	18.76
115928	May 14, 2023	22.00
117187	May 14, 2023	16.18
126962	May 14, 2023	19.82
130185	May 14, 2023	22.00
143412	May 14, 2023	19.21
156177	May 14, 2023	22.00
158132	May 14, 2023	5.89
158788	May 14, 2023	22.00
202072	May 14, 2023	13.73
202077	May 14, 2023	10.27
203437	May 14, 2023	15.16
221672	May 14, 2023	5.77

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-6

Claim Number	Due Date	Area (ha)
221673	May 14, 2023	11.83
242891	May 14, 2023	22.00
257553	May 14, 2023	3.72
259536	May 14, 2023	21.12
267494	May 14, 2023	16.42
267495	May 14, 2023	19.73
276052	May 14, 2023	22.00
276079	May 14, 2023	17.42
288187	May 14, 2023	22.00
292883	May 14, 2023	8.46
296273	May 14, 2023	22.00
296274	May 14, 2023	19.52
296902	May 14, 2023	7.85
298048	May 14, 2023	20.25
311989	May 14, 2023	22.00
312018	May 14, 2023	18.69
312782	May 14, 2023	22.00
314148	May 14, 2023	22.00
316972	May 14, 2023	12.43
324109	May 14, 2023	22.00
338366	May 14, 2023	20.58

30.3 Watershed

Watershed

Total Number of Claims= 427

Ownership: 30% SMM Gold Cote, 70% IAMGOLD Corporation

Total Surface Area= 6689.54 ha

Table 30-6: Watershed Claims

IAMGOLD Corporation - Côté Gold Project

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
100022	December 08, 2023	22.00	116283	April 09, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-7

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
100208	September 21, 2023	8.96	116463	December 25, 2023	12.89
100209	September 21, 2023	22.00	116464	March 17, 2023	22.00
100210	September 21, 2023	22.00	116465	March 17, 2023	22.00
100339	September 21, 2023	22.00	116579	March 17, 2023	12.29
100408	February 07, 2023	22.00	116580	March 17, 2023	22.00
100536	March 17, 2023	7.63	116621	March 17, 2023	6.73
100642	January 15, 2023	0.04	116825	March 17, 2023	22.00
100649	May 22, 2023	22.00	116981	September 21, 2023	22.00
100650	May 22, 2023	22.00	116982	September 21, 2023	13.24
100683	September 11, 2023	18.91	117050	February 07, 2023	22.00
100753	December 12, 2023	2.74	117180	October 03, 2023	22.00
100754	December 12, 2023	2.79	117188	December 12, 2023	0.90
100823	March 17, 2023	3.41	117215	September 21, 2023	22.00
100871	March 17, 2023	12.01	117216	September 21, 2023	14.57
100872	March 17, 2023	22.00	117217	September 21, 2023	4.65
100943	March 17, 2023	6.18	117234	September 11, 2023	21.02
101859	December 12, 2023	0.10	117235	September 11, 2023	21.49
101860	December 12, 2023	15.17	117783	April 09, 2023	14.34
101898	September 21, 2023	7.25	120332	March 17, 2023	22.00
101899	September 21, 2023	22.00	122455	April 09, 2023	10.29
102012	July 05, 2023	3.13	124964	December 08, 2023	22.00
102023	May 26, 2023	22.00	124965	December 08, 2023	22.00
102024	May 26, 2023	22.00	125661	March 17, 2023	16.17
102025	March 17, 2023	15.61	126258	May 22, 2023	3.42
102081	June 07, 2023	20.23	126329	December 25, 2023	13.02
102086	September 21, 2023	19.18	126330	December 25, 2023	22.00
102104	December 25, 2023	22.00	126331	September 21, 2023	17.64
102107	March 17, 2023	21.60	126883	December 12, 2023	2.22
102108	March 17, 2023	22.00	126982	September 21, 2023	1.21
110076	September 21, 2023	8.54	127571	December 08, 2023	15.46
114841	February 07, 2023	18.08	127648	September 21, 2023	3.92
114883	September 21, 2023	13.50	127649	September 21, 2023	22.00
114884	September 21, 2023	17.89	128339	December 12, 2023	21.78

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-8

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
115616	December 08, 2023	22.00	128895	September 11, 2023	0.10
115937	May 22, 2023	20.36	128896	September 11, 2023	22.00
115972	September 21, 2023	22.00	128975	September 21, 2023	22.00
116012	September 21, 2023	18.40	129028	July 05, 2023	22.00
116022	July 05, 2023	0.20	129029	July 05, 2023	0.92
116282	April 09, 2023	22.00	129548	March 17, 2023	16.37
129601	March 17, 2023	22.00	162936	September 21, 2023	2.63
129602	March 17, 2023	20.58	162937	September 21, 2023	2.37
129603	June 07, 2023	1.54	162938	September 21, 2023	22.00
129608	March 17, 2023	0.38	162939	September 21, 2023	22.00
129621	December 25, 2023	4.38	163531	February 07, 2023	6.57
129686	March 17, 2023	5.35	163532	February 07, 2023	2.13
139039	September 21, 2023	22.00	163640	October 03, 2023	22.00
142679	March 17, 2023	16.44	163641	October 03, 2023	22.00
142766	August 14, 2023	17.07	163643	December 12, 2023	0.36
142767	May 22, 2023	22.00	163644	December 12, 2023	22.00
142768	May 22, 2023	1.19	163645	December 12, 2023	22.00
144036	September 21, 2023	22.00	164268	September 21, 2023	22.00
144069	December 12, 2023	3.04	164823	May 26, 2023	11.45
144070	December 12, 2023	22.00	164883	March 17, 2023	22.00
144674	September 21, 2023	22.00	164884	March 17, 2023	22.00
144675	September 21, 2023	8.78	164885	June 07, 2023	3.53
145049	September 21, 2023	22.00	164953	March 17, 2023	9.51
145387	October 03, 2023	20.30	166272	March 17, 2023	20.48
145388	October 03, 2023	22.00	167563	September 13, 2023	15.67
145436	September 11, 2023	3.04	167564	April 09, 2023	22.00
145488	September 21, 2023	22.00	170799	December 08, 2023	22.00
145489	September 21, 2023	11.00	170801	May 24, 2023	7.21
145490	September 21, 2023	22.00	172127	January 15, 2023	0.28
152323	April 09, 2023	18.49	172132	May 22, 2023	22.00
155441	March 17, 2023	22.00	172133	May 22, 2023	22.00
155543	May 22, 2023	22.00	172180	February 07, 2023	22.00
155584	February 07, 2023	22.00	172181	February 07, 2023	0.27

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-9

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
155585	February 07, 2023	5.91	173604	September 21, 2023	22.00
156140	September 21, 2023	22.00	177638	July 05, 2023	10.97
156847	December 08, 2023	3.97	177643	March 17, 2023	22.00
157524	September 11, 2023	22.00	177711	March 17, 2023	13.55
158116	December 12, 2023	0.63	181746	April 09, 2023	5.85
158149	September 21, 2023	14.03	191669	September 21, 2023	22.00
158168	September 11, 2023	21.72	194822	August 14, 2023	22.00
158211	May 10, 2023	22.00	195526	March 17, 2023	20.20
158212	May 10, 2023	14.71	195527	March 17, 2023	22.00
158245	September 21, 2023	22.00	200073	December 08, 2023	13.73
158781	August 14, 2023	2.17	200074	December 08, 2023	22.00
158803	July 05, 2023	22.00	200075	December 08, 2023	22.00
158811	March 17, 2023	22.00	200076	December 08, 2023	6.44
158906	December 25, 2023	1.87	201368	May 22, 2023	22.00
159462	March 17, 2023	5.91	201414	February 07, 2023	22.00
159463	March 17, 2023	5.63	201453	December 25, 2023	22.00
162202	December 12, 2023	1.96	201454	September 21, 2023	22.00
202174	December 08, 2023	22.00	220190	December 08, 2023	22.00
202754	September 21, 2023	22.00	220871	March 17, 2023	22.00
202821	February 07, 2023	7.44	220990	May 22, 2023	22.00
203438	December 12, 2023	22.00	220991	May 22, 2023	3.69
203463	September 21, 2023	1.84	221583	September 21, 2023	17.39
203464	September 21, 2023	22.00	221612	December 12, 2023	22.00
204083	September 21, 2023	22.00	221613	December 12, 2023	22.00
204091	July 05, 2023	0.51	221614	December 12, 2023	10.92
204094	September 21, 2023	22.00	222207	September 21, 2023	1.91
204115	March 17, 2023	16.09	222208	September 21, 2023	2.59
204166	March 17, 2023	20.29	222209	September 21, 2023	22.00
204176	September 21, 2023	21.07	222310	December 08, 2023	2.93
204948	April 09, 2023	10.55	222888	September 21, 2023	22.00
206256	April 09, 2023	3.87	222958	February 07, 2023	22.00
208096	December 08, 2023	11.56	223575	October 03, 2023	22.00
209423	December 12, 2023	17.03	224186	September 21, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-10

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
209424	May 22, 2023	7.56	224187	September 21, 2023	22.00
209425	May 22, 2023	3.97	224188	September 21, 2023	22.00
209470	September 11, 2023	22.00	224189	September 21, 2023	22.00
209508	September 21, 2023	10.81	224206	September 21, 2023	22.00
209528	December 12, 2023	22.00	224234	March 17, 2023	19.92
209529	December 12, 2023	22.00	224235	March 17, 2023	18.65
209530	December 12, 2023	1.48	224236	March 17, 2023	15.33
209531	December 12, 2023	10.15	224289	March 17, 2023	22.00
210757	December 08, 2023	15.71	224295	March 17, 2023	21.34
210833	September 21, 2023	3.66	226963	December 08, 2023	22.00
210834	September 21, 2023	3.41	226964	December 08, 2023	22.00
210835	September 21, 2023	22.00	226965	December 08, 2023	22.00
211523	December 12, 2023	22.00	226966	December 08, 2023	6.72
211524	December 12, 2023	22.00	227659	March 17, 2023	22.00
211525	December 12, 2023	22.00	228300	September 11, 2023	22.00
211526	December 12, 2023	22.00	230334	December 12, 2023	1.17
212122	May 10, 2023	8.76	230335	December 12, 2023	22.00
212155	September 21, 2023	22.00	230960	September 21, 2023	4.42
212189	July 05, 2023	3.26	230986	September 21, 2023	18.66
212196	September 21, 2023	22.00	231001	May 26, 2023	22.00
212214	March 17, 2023	18.39	231002	March 17, 2023	22.00
212220	March 17, 2023	22.00	231003	March 17, 2023	22.00
212221	March 17, 2023	22.00	231004	March 17, 2023	22.00
212809	December 25, 2023	12.78	231005	March 17, 2023	22.00
212910	March 17, 2023	22.00	231006	March 17, 2023	21.78
212911	March 17, 2023	22.00	231007	March 17, 2023	22.00
214974	March 17, 2023	22.00	231574	March 17, 2023	12.40
217124	April 09, 2023	7.07	231577	September 21, 2023	22.00
232269	March 17, 2023	3.14	231682	March 17, 2023	2.35
232975	March 17, 2023	22.00	268842	March 17, 2023	9.22
234289	April 09, 2023	22.00	268888	March 17, 2023	12.57
234290	April 09, 2023	22.00	270942	September 13, 2023	15.96
235663	April 09, 2023	11.78	274821	March 17, 2023	15.89

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-11

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
235664	April 09, 2023	6.80	275509	February 07, 2023	22.00
240305	September 21, 2023	22.00	275510	February 07, 2023	15.92
247863	September 21, 2023	22.00	276049	December 25, 2023	22.00
257498	February 07, 2023	22.00	276170	September 21, 2023	9.13
257550	September 21, 2023	22.00	276769	December 08, 2023	22.00
257551	September 21, 2023	22.00	276836	September 21, 2023	3.15
257585	December 12, 2023	10.66	277039	September 21, 2023	22.00
258177	September 21, 2023	2.28	277420	February 07, 2023	7.68
258178	September 21, 2023	22.00	277536	October 03, 2023	22.00
258816	September 21, 2023	22.00	278069	September 21, 2023	22.00
258817	September 21, 2023	22.00	278070	September 21, 2023	22.00
258884	September 11, 2023	2.41	278091	September 11, 2023	1.79
258885	February 07, 2023	22.00	278143	May 10, 2023	7.82
259548	September 21, 2023	22.00	278180	September 21, 2023	22.00
259549	September 21, 2023	6.98	278203	September 21, 2023	22.00
260120	September 21, 2023	22.00	278880	September 21, 2023	2.89
260164	May 26, 2023	1.44	278881	September 21, 2023	12.98
260166	March 17, 2023	15.05	278882	September 21, 2023	13.50
260167	March 17, 2023	3.07	278956	February 07, 2023	6.08
260237	March 17, 2023	22.00	278957	February 07, 2023	22.00
260262	December 25, 2023	0.68	279606	September 21, 2023	14.30
260263	December 25, 2023	1.39	279621	December 04, 2023	14.36
263482	April 09, 2023	10.03	279690	September 21, 2023	22.00
266688	December 08, 2023	22.00	280221	September 21, 2023	18.15
267391	March 17, 2023	19.44	280233	July 05, 2023	3.50
267497	May 22, 2023	22.00	280237	July 05, 2023	5.04
267498	May 22, 2023	22.00	280246	May 26, 2023	1.70
268189	March 17, 2023	19.63	280247	May 26, 2023	11.18
268190	March 17, 2023	14.57	280248	March 17, 2023	22.00
268191	March 17, 2023	22.00	280306	March 17, 2023	13.27
268192	March 17, 2023	9.74	280326	March 17, 2023	21.05
268270	December 25, 2023	12.54	280886	March 17, 2023	9.79
268271	December 25, 2023	21.45	280930	March 17, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-12

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
268337	March 17, 2023	22.00	280989	August 14, 2023	6.63
231578	September 21, 2023	18.56	282226	March 17, 2023	20.77
231598	December 25, 2023	22.00	283046	April 09, 2023	22.00
231599	March 17, 2023	21.32	286956	March 17, 2023	22.00
231600	March 17, 2023	22.00	287465	March 17, 2023	13.83
231601	March 17, 2023	22.00	287610	February 07, 2023	19.91
288184	December 12, 2023	22.00	314116	October 03, 2023	22.00
288185	December 12, 2023	10.40	314119	December 12, 2023	22.00
288779	September 21, 2023	21.29	314120	December 12, 2023	22.00
288780	September 21, 2023	21.52	314121	December 12, 2023	22.00
290382	September 13, 2023	22.00	314708	March 17, 2023	22.00
294203	March 17, 2023	22.00	314715	September 21, 2023	22.00
294294	January 15, 2023	0.44	314731	March 17, 2023	22.00
294295	January 15, 2023	18.91	314789	March 17, 2023	22.00
294304	May 22, 2023	22.00	320668	December 08, 2023	22.00
294305	May 22, 2023	7.28	320669	December 08, 2023	7.00
295531	September 21, 2023	22.00	322818	December 08, 2023	22.00
296275	February 07, 2023	6.32	323508	March 17, 2023	22.00
296276	February 07, 2023	22.00	324116	May 22, 2023	7.84
296906	September 21, 2023	13.76	324201	September 21, 2023	13.26
296922	December 04, 2023	1.98	324231	December 12, 2023	2.48
296923	September 11, 2023	11.52	324232	December 12, 2023	22.00
297523	July 05, 2023	3.38	324233	December 12, 2023	22.00
297546	March 17, 2023	19.34	325420	December 08, 2023	15.96
297612	June 07, 2023	22.00	325564	September 11, 2023	22.00
299027	March 17, 2023	22.00	326155	October 03, 2023	22.00
307609	September 21, 2023	8.31	326157	December 12, 2023	22.00
310778	March 17, 2023	3.69	326158	December 12, 2023	22.00
310779	March 17, 2023	22.00	326201	September 11, 2023	21.25
310780	March 17, 2023	22.00	326235	August 14, 2023	5.83
310781	March 17, 2023	11.82	326776	September 21, 2023	22.00
311394	May 22, 2023	22.00	326777	September 21, 2023	4.17
311438	February 07, 2023	5.34	326801	September 21, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-13

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
311986	September 21, 2023	22.00	326835	July 05, 2023	22.00
312124	September 21, 2023	22.00	326846	March 17, 2023	22.00
312656	September 21, 2023	2.11	327417	September 21, 2023	18.92
312657	September 21, 2023	11.63	327436	December 25, 2023	7.85
312658	September 21, 2023	22.00	327486	March 17, 2023	22.00
312659	September 21, 2023	14.84	327487	March 17, 2023	1.50
312798	May 26, 2023	22.00	328798	March 17, 2023	22.00
312799	March 17, 2023	15.28	335267	September 21, 2023	22.00
313368	December 08, 2023	13.97	335268	September 21, 2023	22.00
313436	September 21, 2023	22.00	339925	March 17, 2023	6.46
115829[1]	October 31, 2023	5.79	266739[1]	October 31, 2023	6.77
200124 [1]	October 31, 2023	2.29	274162[1]	October 31, 2023	0.45
200778 [1]	October 31, 2023	0.53	286813[1]	October 31, 2023	14.58
227676[1]	October 31, 2023	0.01	286814[1]	October 31, 2023	10.99
227677[1]	October 31, 2023	12.17

Note:

1. Few boundary claims forming a wedge to the west of the block were registered 100% IMG - while the beneficial ownership registration should be 70% IMG & 30% SMMGC.

30.4 TME

TME - East

Total Number of Claims= 241

Ownership: 30% SMM Gold Cote, 70% IAMGOLD Corporation

Total Surface Area= 4708.77 ha

Table 30-7: TME East Claims

IAMGOLD Corporation - Côté Gold Project

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
101925	February 03, 2023	22.00	148470	February 03, 2023	22.00
104412	February 03, 2023	18.96	149008	February 03, 2023	22.00
107582	February 03, 2023	22.00	149680	February 03, 2023	16.28
107887	February 03, 2023	22.00	151965	February 03, 2023	16.54
107888	February 03, 2023	22.00	157005	February 03, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-14

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
107889	February 03, 2023	4.38	157061	February 03, 2023	22.00
107890	February 03, 2023	8.02	163087	February 03, 2023	22.00
109161	February 03, 2023	22.00	163143	February 03, 2023	20.07
109162	February 03, 2023	22.00	163144	February 03, 2023	22.00
109163	February 03, 2023	22.00	163145	February 03, 2023	22.00
111581	February 03, 2023	2.11	164198	February 03, 2023	22.00
111759	October 17, 2023	21.19	164199	February 03, 2023	22.00
111865	February 03, 2023	22.00	165491	February 03, 2023	22.00
117243	February 03, 2023	0.16	165492	February 03, 2023	18.65
117244	February 03, 2023	22.00	170472	February 03, 2023	20.65
119684	February 03, 2023	22.00	175726	February 03, 2023	22.00
119748	February 03, 2023	22.00	175727	February 03, 2023	22.00
119749	February 03, 2023	17.43	176360	February 03, 2023	22.00
120329	February 03, 2023	22.00	176361	October 17, 2023	22.00
120330	February 03, 2023	18.43	176526	February 03, 2023	18.90
121484	February 03, 2023	22.00	176959	February 03, 2023	8.49
123498	February 03, 2023	5.61	177554	February 03, 2023	22.00
124268	February 03, 2023	22.00	177555	February 03, 2023	22.00
124269	February 03, 2023	22.00	177556	February 03, 2023	22.00
124835	February 03, 2023	22.00	177714	February 03, 2023	22.00
128900	February 03, 2023	22.00	184931	February 03, 2023	22.00
128901	February 03, 2023	13.95	187473	February 03, 2023	22.00
128902	February 03, 2023	5.39	187474	February 03, 2023	19.61
131872	February 03, 2023	22.00	187475	February 03, 2023	19.39
131874	February 03, 2023	22.00	187476	February 03, 2023	22.00
132333	February 03, 2023	13.26	187494	February 03, 2023	22.00
132345	February 03, 2023	20.26	192483	February 03, 2023	22.00
132346	February 03, 2023	22.00	194258	February 03, 2023	19.56
135504	February 03, 2023	17.43	195226	February 03, 2023	20.16
135534	February 03, 2023	19.53	195820	February 03, 2023	8.72
136842	February 03, 2023	22.00	196598	February 03, 2023	22.00
138877	February 03, 2023	22.00	197136	February 03, 2023	22.00
141540	February 03, 2023	17.66	197137	February 03, 2023	20.04

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-15

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
144837	February 03, 2023	22.00	199685	February 03, 2023	22.00
145442	February 03, 2023	22.00	199697	February 03, 2023	22.00
147091	February 03, 2023	22.00	200475	February 03, 2023	22.00
201008	February 03, 2023	22.00	244195	February 03, 2023	22.00
201009	February 03, 2023	18.12	244196	February 03, 2023	22.00
201010	February 03, 2023	22.00	244917	February 03, 2023	21.03
203499	February 03, 2023	22.00	244918	February 03, 2023	22.00
204172	February 03, 2023	2.37	251737	February 03, 2023	22.00
204173	February 03, 2023	19.01	251815	February 03, 2023	16.13
204174	February 03, 2023	16.03	251819	February 03, 2023	22.00
205125	February 03, 2023	15.92	254264	February 03, 2023	22.00
209646	February 03, 2023	22.00	256116	February 03, 2023	22.00
212909	February 03, 2023	22.00	256117	February 03, 2023	22.00
214328	February 03, 2023	22.00	256118	February 03, 2023	8.25
214519	October 17, 2023	14.24	259036	February 03, 2023	22.00
216672	February 03, 2023	17.19	259037	February 03, 2023	22.00
216710	February 03, 2023	22.00	259097	February 03, 2023	22.00
216711	February 03, 2023	6.80	259098	February 03, 2023	22.00
222452	February 03, 2023	22.00	259566	February 03, 2023	22.00
222453	February 03, 2023	22.00	259567	February 03, 2023	22.00
224922	February 03, 2023	22.00	260885	February 03, 2023	17.67
226033	February 03, 2023	22.00	260886	February 03, 2023	1.54
228693	February 03, 2023	22.00	263741	February 03, 2023	22.00
229841	February 03, 2023	22.00	263742	February 03, 2023	22.00
229842	February 03, 2023	22.00	263743	February 03, 2023	22.00
229843	February 03, 2023	22.00	264460	February 03, 2023	15.70
230408	February 03, 2023	22.00	269185	February 03, 2023	22.00
230888	February 03, 2023	22.00	270557	February 03, 2023	22.00
230889	February 03, 2023	22.00	270558	February 03, 2023	22.00
235297	February 03, 2023	19.82	273195	February 03, 2023	22.00
235298	February 03, 2023	22.00	277604	February 03, 2023	22.00
236139	February 03, 2023	22.00	277605	February 03, 2023	22.00
236140	February 03, 2023	22.00	277606	February 03, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-16

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
236145	February 03, 2023	22.00	277612	February 03, 2023	22.00
236945	February 03, 2023	22.00	277613	February 03, 2023	16.07
242379	October 17, 2023	20.37	278103	February 03, 2023	22.00
242380	October 17, 2023	22.00	278104	February 03, 2023	0.15
242469	February 03, 2023	8.96	279625	February 03, 2023	0.52
242541	February 03, 2023	22.00	279626	February 03, 2023	22.00
242542	February 03, 2023	22.00	280307	February 03, 2023	22.00
242608	February 03, 2023	22.00	280728	February 03, 2023	22.00
242609	February 03, 2023	22.00	280767	February 03, 2023	13.03
242610	February 03, 2023	22.00	280780	February 03, 2023	22.00
243693	October 17, 2023	20.78	280928	February 03, 2023	6.10
243694	October 17, 2023	20.93	282135	February 03, 2023	20.83
243786	February 03, 2023	22.00	282136	February 03, 2023	21.43
243787	February 03, 2023	22.00	283293	February 03, 2023	8.46
283302	February 03, 2023	22.00	320198	February 03, 2023	2.26
283322	February 03, 2023	22.00	320199	February 03, 2023	22.00
284636	February 03, 2023	22.00	322478	February 03, 2023	8.40
285240	February 03, 2023	2.46	325638	February 03, 2023	21.28
286669	February 03, 2023	22.00	325639	February 03, 2023	22.00
292287	February 03, 2023	22.00	325687	February 03, 2023	22.00
292680	February 03, 2023	7.79	325688	February 03, 2023	22.00
293849	February 03, 2023	15.83	326205	February 03, 2023	22.00
293850	February 03, 2023	4.88	326206	February 03, 2023	22.00
294677	February 03, 2023	22.00	327538	February 03, 2023	18.40
294678	February 03, 2023	22.00	329125	February 03, 2023	19.75
294679	February 03, 2023	22.00	329126	February 03, 2023	22.00
294680	February 03, 2023	22.00	329127	February 03, 2023	22.00
296468	February 03, 2023	22.00	330521	February 03, 2023	22.00
297036	February 03, 2023	22.00	330522	February 03, 2023	16.34
297615	February 03, 2023	16.96	337498	February 03, 2023	22.00
300283	February 03, 2023	22.00	337873	February 03, 2023	22.00
300284	February 03, 2023	22.00	338059	February 03, 2023	20.47
300328	February 03, 2023	22.00	339144	February 03, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-17

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
300382	October 17, 2023	20.58	339297	October 17, 2023	14.30
301000	February 03, 2023	22.00	339845	February 03, 2023	21.23
303473	February 03, 2023	22.00	339846	February 03, 2023	0.02
303474	February 03, 2023	22.00	339883	February 03, 2023	22.00
303484	February 03, 2023	22.00	342244	February 03, 2023	22.00
303485	February 03, 2023	19.18	342262	February 03, 2023	19.75
306864	February 03, 2023	22.00	342454	February 03, 2023	22.00
309717	February 03, 2023	22.00	343572	February 03, 2023	12.41
311026	February 03, 2023	22.00	345074	February 03, 2023	22.00
312681	February 03, 2023	22.00	345075	February 03, 2023	22.00
312682	February 03, 2023	22.00
312683	February 03, 2023	22.00
312684	February 03, 2023	22.00
316421	February 03, 2023	19.95
317813	February 03, 2023	22.00
317816	February 03, 2023	22.00
318271	February 03, 2023	22.00
318272	February 03, 2023	22.00
318954	February 03, 2023	20.64
318955	February 03, 2023	21.63
320175	February 03, 2023	22.00
320176	February 03, 2023	22.00
320177	February 03, 2023	22.00

Table 30-8: TME North Claims

IAMGOLD Corporation - Côté Gold Project

TME - North

Total Number of Claims= 41

Ownership: 30% SMM Gold Cote, 70% IAMGOLD Corporation

Total Surface Area= 902 ha

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-18

Claim Number	Due Date	Area (ha)
103966	June 14, 2023	22
103967	June 14, 2023	22
103968	June 14, 2023	22
103969	June 14, 2023	22
107089	June 14, 2023	22
107713	June 14, 2023	22
119236	June 14, 2023	22
120603	June 14, 2023	22
120604	June 14, 2023	22
129874	June 14, 2023	22
129875	June 14, 2023	22
129876	June 14, 2023	22
129877	June 14, 2023	22
130755	June 14, 2023	22
136142	June 14, 2023	22
136143	June 14, 2023	22
146755	June 14, 2023	22
159076	June 14, 2023	22
176011	June 14, 2023	22
178610	June 14, 2023	22
188121	June 14, 2023	22
193377	June 14, 2023	22
222594	June 14, 2023	22
224468	June 14, 2023	22
232437	June 14, 2023	22
232438	June 14, 2023	22
232439	June 14, 2023	22
236768	June 14, 2023	22
236769	June 14, 2023	22
236770	June 14, 2023	22
250081	June 14, 2023	22
250082	June 14, 2023	22
250083	June 14, 2023	22

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-19

Claim Number	Due Date	Area (ha)
269148	June 14, 2023	22
280436	June 14, 2023	22
280437	June 14, 2023	22
283929	June 14, 2023	22
299112	June 14, 2023	22
304112	June 14, 2023	22
309969	June 14, 2023	22
316012	June 14, 2023	22

Table 30-9: TME South Claims

IAMGOLD Corporation - Côté Gold Project

TME - South

Total Number of Claims= 238

Ownership: 30% SMM Gold Cote, 70% IAMGOLD Corporation

Total Surface Area= 4852.32 ha

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
100039	May 30, 2023	22.00	141439	February 05, 2023	22.00
100092	May 30, 2023	22.00	141486	February 03, 2023	22.00
100093	May 30, 2023	22.00	142674	May 30, 2023	22.00
100513	May 30, 2023	22.00	142675	May 30, 2023	22.00
100529	May 30, 2023	22.00	142680	May 30, 2023	7.25
100530	May 30, 2023	22.00	142698	May 30, 2023	22.00
100535	May 30, 2023	14.25	145462	May 30, 2023	22.00
100537	May 30, 2023	22.00	148968	May 30, 2023	22.00
100557	May 30, 2023	22.00	153136	March 25, 2023	22.00
100558	May 30, 2023	22.00	153137	March 25, 2023	22.00
101063	May 30, 2023	22.00	154218	February 05, 2023	22.00
101873	May 30, 2023	22.00	154840	May 30, 2023	22.00
101874	May 30, 2023	22.00	154841	May 30, 2023	22.00
101875	May 30, 2023	22.00	155442	May 30, 2023	6.98

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-20

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
104206	February 03, 2023	22.00	155443	May 30, 2023	22.00
109110	February 03, 2023	22.00	158122	May 30, 2023	8.05
115645	February 03, 2023	22.00	158123	May 30, 2023	7.78
115725	May 30, 2023	22.00	158124	May 30, 2023	22.00
115726	May 30, 2023	22.00	158209	May 30, 2023	7.54
115727	May 30, 2023	22.00	163652	May 30, 2023	22.00
115813	May 30, 2023	22.00	164889	May 30, 2023	22.00
115837	May 30, 2023	22.00	166890	May 30, 2023	22.00
116098	May 30, 2023	22.00	169731	June 05, 2023	22.00
116859	May 30, 2023	22.00	170832	February 03, 2023	7.40
117271	May 30, 2023	22.00	170833	February 03, 2023	22.00
118527	June 05, 2023	22.00	171501	May 30, 2023	22.00
120915	May 30, 2023	22.00	171502	May 30, 2023	22.00
120916	May 30, 2023	22.00	171506	May 30, 2023	22.00
123081	May 30, 2023	22.00	171525	May 30, 2023	22.00
124996	February 03, 2023	22.00	175473	February 03, 2023	22.00
124997	May 30, 2023	22.00	176265	May 30, 2023	22.00
125569	May 30, 2023	17.83	179666	May 30, 2023	22.00
125659	May 30, 2023	22.00	179840	February 03, 2025	22.00
125660	May 30, 2023	14.81	184892	February 03, 2023	22.00
128347	May 30, 2023	22.00	184893	February 03, 2023	22.00
128348	May 30, 2023	22.00	185874	February 03, 2023	22.00
129409	February 03, 2023	22.00	185875	February 03, 2023	22.00
129605	May 30, 2023	22.00	185876	February 03, 2023	22.00
129606	May 30, 2023	22.00	192942	February 03, 2023	22.00
132287	May 30, 2023	22.00	193653	May 30, 2023	22.00
132288	May 30, 2023	22.00	194597	May 30, 2023	22.00
195638	May 30, 2023	10.25	227683	May 30, 2023	22.00
195639	May 30, 2023	22.00	230339	May 30, 2023	8.58
197086	May 30, 2023	22.00	230340	May 30, 2023	22.00
197105	May 30, 2023	22.00	230922	May 30, 2023	22.00
200102	February 03, 2023	22.00	231579	May 30, 2023	22.00
200153	May 30, 2023	9.40	233190	February 03, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-21

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
200154	May 30, 2023	18.11	233596	May 30, 2023	22.00
200155	May 30, 2023	22.00	241772	May 30, 2023	22.00
200156	May 30, 2023	22.00	243657	May 30, 2023	22.00
200748	May 30, 2023	22.00	243658	May 30, 2023	22.00
200749	May 30, 2023	22.00	244192	May 30, 2023	22.00
200750	May 30, 2023	22.00	244193	May 30, 2023	22.00
200757	May 30, 2023	22.00	245889	February 03, 2023	22.00
200758	May 30, 2023	22.00	249587	February 03, 2023	22.00
200760	May 30, 2023	22.00	249836	May 30, 2023	22.00
200784	May 30, 2023	22.00	251728	May 30, 2023	22.00
203523	May 30, 2023	22.00	252019	February 03, 2023	22.00
208188	May 30, 2023	22.00	252020	February 03, 2023	22.00
208189	May 30, 2023	20.63	252250	May 30, 2023	22.00
208791	May 30, 2023	13.97	255362	February 03, 2023	22.00
208792	May 30, 2023	22.00	259523	May 30, 2023	22.00
208793	May 30, 2023	22.00	259719	June 05, 2023	22.00
208794	May 30, 2023	22.00	260242	May 30, 2023	8.25
208822	May 30, 2023	22.00	260243	May 30, 2023	22.00
214324	May 30, 2023	22.00	260244	May 30, 2023	22.00
215071	May 30, 2023	15.09	262208	May 30, 2023	22.00
216379	May 30, 2023	22.00	263696	February 03, 2023	22.00
219671	February 05, 2023	22.00	266155	March 17, 2023	22.00
220216	February 03, 2023	22.00	266781	May 30, 2023	1.51
220273	May 30, 2023	1.44	266782	May 30, 2023	1.22
220274	May 30, 2023	22.00	266783	May 30, 2023	18.39
220275	May 30, 2023	22.00	267386	May 30, 2023	22.00
220872	May 30, 2023	7.52	267389	May 30, 2023	22.00
220873	May 30, 2023	22.00	267390	May 30, 2023	22.00
220895	May 30, 2023	22.00	267392	May 30, 2023	22.00
222935	June 05, 2023	22.00	267410	May 30, 2023	22.00
224293	May 30, 2023	8.53	267411	May 30, 2023	22.00
227001	February 03, 2023	22.00	267412	May 30, 2023	22.00
227654	May 30, 2023	22.00	270252	May 30, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-22

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
227655	May 30, 2023	22.00	274137	February 03, 2023	22.00
227656	May 30, 2023	22.00	274138	May 30, 2023	7.96
227657	May 30, 2023	22.00	274139	May 30, 2023	22.00
227658	May 30, 2023	22.00	274140	May 30, 2023	22.00
227661	May 30, 2023	22.00	274801	May 30, 2023	22.00
274815	May 30, 2023	22.00	310777	May 30, 2023	22.00
274816	May 30, 2023	22.00	314128	May 30, 2023	8.32
274817	May 30, 2023	22.00	314129	May 30, 2023	22.00
274818	May 30, 2023	22.00	314716	May 30, 2023	22.00
274820	May 30, 2023	22.00	318267	May 30, 2023	22.00
274822	May 30, 2023	22.00	318268	May 30, 2023	22.00
278049	May 30, 2023	22.00	320690	February 03, 2023	22.00
278050	May 30, 2023	22.00	321765	February 03, 2023	22.00
278545	June 05, 2023	22.00	321766	February 03, 2023	22.00
279587	May 30, 2023	22.00	321767	February 03, 2023	22.00
279588	May 30, 2023	22.00	322856	February 03, 2023	22.00
279589	May 30, 2023	22.00	322857	February 03, 2023	22.00
280194	February 03, 2023	22.00	323503	May 30, 2023	22.00
280726	May 30, 2023	22.00	323507	May 30, 2023	14.53
280734	May 30, 2023	22.00	323510	May 30, 2023	22.00
281168	February 03, 2023	22.00	323537	May 30, 2023	22.00
281169	February 03, 2023	22.00	328507	May 30, 2023	22.00
284511	February 03, 2023	22.00	328840	May 30, 2023	22.00
286275	February 03, 2023	7.12	337050	February 03, 2023	22.00
286953	May 30, 2023	22.00	337225	May 30, 2023	22.00
286955	May 30, 2023	22.00	339100	February 03, 2023	22.00
287466	May 30, 2023	22.00	339165	May 30, 2023	22.00
287467	May 30, 2023	22.00	340839	February 03, 2023	22.00
287490	May 30, 2023	22.00	341285	May 30, 2023	14.57
289649	May 30, 2023	22.00
289650	May 30, 2023	22.00
289714	May 30, 2023	15.37
289715	May 30, 2023	14.83

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-23

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
294197	May 30, 2023	22.00
294198	May 30, 2023	22.00
294202	May 30, 2023	22.00
294223	May 30, 2023	22.00
296232	March 17, 2023	22.00
296724	February 03, 2023	22.00
296891	May 30, 2023	22.00
298790	May 30, 2023	22.00
300248	February 03, 2023	22.00
300277	May 30, 2023	22.00
302596	February 03, 2023	22.00
302597	February 03, 2023	7.68
305270	February 03, 2023	22.00
309094	May 30, 2023	22.00
310758	May 30, 2023	17.16

Table 30-10: TME Makwa Claims

IAMGOLD Corporation - Côté Gold Project

TME - Makwa

Total Number of Claims= 24

Ownership: 30% SMM Gold Cote, 70% IAMGOLD Corporation

Total Surface Area= 277.85 ha

Claim Number	Due Date	Area (ha)
108743	November 09, 2023	10.10
108744	November 09, 2023	22.00
111634	February 12, 2023	10.65
131169	February 12, 2023	22.00
131170	February 12, 2023	22.00
133700	November 09, 2023	10.28
133701	February 12, 2023	1.55

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-24

Claim Number	Due Date	Area (ha)
150369	November 09, 2023	10.43
178913	February 12, 2023	10.47
178914	February 12, 2023	22.00
195868	February 12, 2023	0.61
205832	February 12, 2023	22.00
245596	November 09, 2023	22.00
253665	November 09, 2023	4.83
253666	November 09, 2023	22.00
262568	February 12, 2023	10.84
265159	November 09, 2023	1.74
282844	November 09, 2023	22.00
282845	November 09, 2023	1.93
317087	February 12, 2023	1.37
319651	November 09, 2023	10.23
338662	February 12, 2023	10.65
338663	February 12, 2023	5.20
340522	November 09, 2023	0.96

Table 30-11: TME Powerline Claims

IAMGOLD Corporation - Côté Gold Project

TME - Powerline

Total Number of Claims= 144

Ownership: 30% SMM Gold Cote, 70% IAMGOLD Corporation

Total Surface Area= 3032.59 ha

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
104088	January 24, 2023	22.00	278292	January 24, 2023	22.00
108570	January 24, 2023	22.00	278293	January 24, 2023	22.00
108571	January 24, 2023	22.00	281045	January 24, 2023	22.00
109353	January 24, 2023	22.00	282116	January 24, 2023	22.00
111483	January 24, 2023	22.00	289139	January 24, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-25

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
111484	January 24, 2023	22.00	289140	January 24, 2023	22.00
121241	January 24, 2023	22.00	289482	January 24, 2023	22.00
124216	January 24, 2023	22.00	299523	January 24, 2023	22.00
129766	January 24, 2023	22.00	300473	January 24, 2023	9.98
130527	January 24, 2023	22.00	303092	January 24, 2023	22.00
131864	January 24, 2023	22.00	303624	January 24, 2023	22.00
132991	January 24, 2023	22.00	312612	January 24, 2023	22.00
132992	January 24, 2023	22.00	314523	January 27, 2023	22.00
133675	January 24, 2023	22.00	185248	January 24, 2023	22.00
137836	January 24, 2023	22.00	185249	January 24, 2023	22.00
140525	March 03, 2023	22.00	185663	January 27, 2023	22.00
147100	January 24, 2023	22.00	185664	January 24, 2023	22.00
147889	January 24, 2023	22.00	185665	January 24, 2023	22.00
147890	January 24, 2023	22.00	187733	January 24, 2023	22.00
149664	January 24, 2023	22.00	193200	January 24, 2023	22.00
150348	January 24, 2023	22.00	193789	January 24, 2023	22.00
151113	January 24, 2023	22.00	195238	January 24, 2023	22.00
151954	January 24, 2023	10.71	196586	January 24, 2023	22.00
151955	January 24, 2023	22.00	196587	January 24, 2023	9.04
151956	January 24, 2023	0.03	197772	January 24, 2023	22.00
159286	January 27, 2023	22.00	197818	January 24, 2023	22.00
164110	January 27, 2023	22.00	198476	January 24, 2023	22.00
164111	March 03, 2023	22.00	198477	January 24, 2023	22.00
164112	March 03, 2023	22.00	198478	January 24, 2023	22.00
175712	January 24, 2023	22.00	199235	January 24, 2023	0.36
175713	January 24, 2023	22.00	199236	January 24, 2023	22.00
176377	January 24, 2023	22.00	202003	January 24, 2023	22.00
176378	January 24, 2023	22.00	205156	January 24, 2023	22.00
178220	January 24, 2023	22.00	205803	January 24, 2023	22.00
178221	January 24, 2023	22.00	207236	January 24, 2023	22.00
178883	January 24, 2023	22.00	207752	January 24, 2023	22.00
178884	January 24, 2023	22.00	213233	January 24, 2023	22.00
179219	January 24, 2023	22.00	215606	January 24, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-26

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
180270	January 24, 2023	22.00	215607	January 24, 2023	22.00
180271	January 24, 2023	22.00	223084	January 24, 2023	22.00
185053	January 24, 2023	22.00	223508	January 27, 2023	22.00
250447	January 24, 2023	22.00	223509	January 27, 2023	22.00
250448	January 24, 2023	22.00	224733	March 03, 2023	22.00
252968	January 27, 2023	22.00	225080	January 24, 2023	22.00
258036	January 24, 2023	22.00	225081	January 24, 2023	22.00
259450	January 27, 2023	22.00	231052	January 24, 2023	22.00
259739	January 24, 2023	22.00	231053	January 24, 2023	22.00
260436	January 24, 2023	22.00	231054	January 24, 2023	22.00
260437	January 24, 2023	22.00	232759	January 24, 2023	22.00
261925	January 24, 2023	22.00	239256	January 27, 2023	22.00
261926	January 24, 2023	22.00	239257	January 27, 2023	22.00
261927	January 24, 2023	22.00	239810	January 24, 2023	22.00
262046	January 24, 2023	22.00	245573	January 24, 2023	22.00
262047	January 24, 2023	22.00	246444	January 24, 2023	22.00
262048	January 24, 2023	22.00	317801	January 24, 2023	4.23
263309	January 24, 2023	22.00	317802	January 24, 2023	9.22
263816	January 24, 2023	8.86	317803	January 24, 2023	22.00
264440	January 24, 2023	22.00	318982	January 24, 2023	22.00
265147	January 24, 2023	22.00	320432	January 24, 2023	22.00
265980	January 24, 2023	22.00	325326	January 24, 2023	22.00
267032	January 24, 2023	22.00	326328	January 24, 2023	22.00
267033	January 24, 2023	22.00	326329	January 24, 2023	22.00
268114	March 03, 2023	22.00	327280	January 27, 2023	22.00
269783	January 24, 2023	22.00	328301	January 24, 2023	22.00
269784	January 24, 2023	22.00	330512	January 24, 2023	22.00
270547	January 24, 2023	10.16	330513	January 24, 2023	22.00
273225	January 24, 2023	22.00	331811	March 03, 2023	22.00
273226	January 24, 2023	22.00	331812	January 27, 2023	22.00
275997	January 24, 2023	22.00	333667	January 24, 2023	22.00
275998	January 24, 2023	22.00	338525	January 24, 2023	22.00
277932	January 27, 2023	22.00	338717	January 24, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-27

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
278291	January 24, 2023	22.00	340502	January 24, 2023	22.00

Table 30-12: TME Champagne Claims

IAMGOLD Corporation - Côté Gold Project

TME - Champagne

Total Number of Claims= 93

Ownership: 100% IAMGOLD Corporation

Total Surface Area= 1,608.00 ha

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
103656	May 05, 2023	22.00	341438	May 05, 2023	20.35
104310	May 05, 2023	1.53	342154	May 05, 2023	5.88
109092	May 05, 2023	5.48	511819	April 10, 2023	22.00
109093	May 05, 2023	22.00	511820	April 10, 2023	22.00
109094	May 05, 2023	19.14	511821	April 10, 2023	22.00
109155	May 05, 2023	22.00	215254	May 05, 2023	1.36
113464	May 05, 2023	9.01	215255	May 05, 2023	22.00
120847	May 05, 2023	22.00	215256	May 05, 2023	22.00
120848	May 05, 2023	22.00	215257	May 05, 2023	22.00
123210	May 05, 2023	22.00	216500	May 05, 2023	22.00
123211	May 05, 2023	22.00	230098	May 05, 2023	22.00
129453	May 05, 2023	22.00	230774	May 05, 2023	20.97
130232	May 05, 2023	4.22	233807	May 05, 2023	22.00
131719	May 05, 2023	22.00	234533	May 05, 2023	6.07
131720	May 05, 2023	1.71	236583	May 05, 2023	22.00
132285	May 05, 2023	13.76	241629	May 05, 2023	22.00
139900	May 05, 2023	22.00	243623	May 05, 2023	18.97
145858	May 05, 2023	22.00	243624	May 05, 2023	22.00
145859	May 05, 2023	9.77	245989	May 05, 2023	22.00
148901	May 05, 2023	6.16	249629	May 05, 2023	22.00
148967	May 05, 2023	22.00	249630	May 05, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-28

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
159397	May 05, 2023	11.63	251660	May 05, 2023	22.00
160448	May 05, 2023	12.38	252645	May 05, 2023	22.00
161694	May 05, 2023	22.00	252646	May 05, 2023	22.00
161695	May 05, 2023	22.00	253356	May 05, 2023	22.00
161696	May 05, 2023	22.00	253357	May 05, 2023	22.00
184867	May 05, 2023	22.00	260065	May 05, 2023	11.09
184868	May 05, 2023	19.32	270382	May 05, 2023	22.00
184924	May 05, 2023	13.58	270383	May 05, 2023	22.00
185974	May 05, 2023	19.83	270384	May 05, 2023	22.00
186706	May 05, 2023	22.00	270385	May 05, 2023	13.18
186707	May 05, 2023	22.00	271705	May 05, 2023	19.49
194011	May 05, 2023	5.18	280168	May 05, 2023	5.98
195048	May 05, 2023	5.69	280723	May 05, 2023	10.85
195049	May 05, 2023	5.50	281783	May 05, 2023	19.66
195050	May 05, 2023	20.58	281784	May 05, 2023	22.00
197019	May 05, 2023	22.00	282504	May 05, 2023	22.00
197083	May 05, 2023	22.00	282505	May 05, 2023	22.00
197084	May 05, 2023	11.04	288756	May 05, 2023	20.21
212063	May 05, 2023	9.58	300211	May 05, 2023	14.11
212244	May 05, 2023	5.05	307884	May 05, 2023	11.82
329062	May 05, 2023	22.00	309488	May 05, 2023	20.39
331915	May 05, 2023	22.00	314623	May 05, 2023	19.90
331916	May 05, 2023	22.00	316230	May 05, 2023	4.24
337115	May 05, 2023	22.00	318265	May 05, 2023	22.00
337116	May 05, 2023	4.41	327913	May 05, 2023	20.08
339136	May 05, 2023	6.83

30.5 GoldON

GoldON Mollie-River

Total Number of Claims= 46

Ownership: 30% SMM Gold Cote, 70% IAMGOLD Corporation

Total Surface Area= 701.17 ha

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-29

Table 30-13: GoldON Mollie River Claims

IAMGOLD Corporation - Côté Gold Project

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
106927	June 18, 2023	0.87	242101	June 18, 2023	19.23
106928	June 18, 2023	0.44	242552	February 03, 2023	2.79
107100	June 18, 2023	22.00	242745	June 18, 2023	2.27
129229	June 18, 2023	5.28	242746	June 18, 2023	22.00
129230	June 18, 2023	22.00	250096	June 18, 2023	22.00
129231	June 18, 2023	13.40	250097	June 18, 2023	22.00
140710	June 18, 2023	19.45	254341	September 09, 2023	12.27
140711	June 18, 2023	22.00	254342	September 09, 2023	16.92
146770	June 18, 2023	22.00	269953	October 17, 2023	2.35
175376	June 18, 2023	22.00	278393	February 03, 2023	2.57
187019	September 09, 2023	18.12	278632	June 18, 2023	1.15
193390	June 18, 2023	22.00	278633	June 18, 2023	22.00
199709	September 09, 2023	15.88	288539	June 18, 2023	0.60
199710	September 09, 2023	19.54	297302	June 18, 2023	22.00
221957	June 18, 2023	19.01	302395	September 09, 2023	13.34
221958	June 18, 2023	18.79	309978	June 18, 2023	22.00
221959	June 18, 2023	22.00	315346	June 18, 2023	22.00
222605	June 18, 2023	22.00	316021	June 18, 2023	2.06
229943	June 18, 2023	22.00	316022	June 18, 2023	1.87
229944	June 18, 2023	22.00	316023	June 18, 2023	22.00
230612	June 18, 2023	22.00	336906	June 18, 2023	5.97
230613	June 18, 2023	22.00	336907	June 18, 2023	22.00
230614	June 18, 2023	22.00	337503	February 03, 2023	3.01

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-30

Table 30-14: GoldON Neville-Potier Claims

IAMGOLD Corporation - Côté Gold Project

GoldON Neville-Potier

Total Number of Claims= 315

Ownership: 30% SMM Gold Cote, 70% IAMGOLD Corporation

Total Surface Area= 6662.63 ha

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
100159	March 16, 2023	22.00	123628	March 16, 2023	22.00
100363	March 16, 2023	22.00	123629	March 16, 2023	22.00
100364	March 16, 2023	20.61	123963	March 16, 2023	22.00
100949	March 16, 2023	22.00	123964	March 16, 2023	22.00
101889	May 24, 2023	22.00	125628	May 24, 2023	22.00
102083	March 16, 2023	1.58	126185	March 16, 2023	22.00
102084	March 16, 2023	22.00	127672	March 16, 2023	22.00
102085	March 16, 2023	22.00	127673	March 16, 2023	22.00
102335	March 16, 2023	22.00	127674	March 16, 2023	22.00
102336	March 16, 2023	22.00	127836	March 16, 2023	22.00
104627	March 16, 2023	22.00	127837	March 16, 2023	22.00
105073	March 16, 2023	22.00	128225	March 16, 2023	22.00
106326	March 16, 2023	22.00	128361	May 24, 2023	22.00
106327	March 16, 2023	22.00	128365	March 16, 2023	22.00
106328	March 16, 2023	22.00	128387	March 16, 2023	22.00
106329	March 16, 2023	22.00	128969	March 16, 2023	22.00
107112	March 16, 2023	22.00	128970	March 16, 2023	22.00
107113	March 16, 2023	22.00	129803	March 16, 2023	22.00
108284	March 16, 2023	22.00	129804	March 16, 2023	22.00
110088	March 16, 2023	22.00	129909	March 16, 2023	22.00
111691	March 16, 2023	22.00	131207	March 16, 2023	22.00
112212	March 16, 2023	22.00	135492	March 16, 2023	22.00
115969	March 16, 2023	22.00	135956	March 16, 2023	22.00
116095	March 16, 2023	22.00	141532	March 16, 2023	22.00
116096	March 16, 2023	22.00	142130	May 24, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-31

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
116097	March 16, 2023	22.00	143362	March 16, 2023	22.00
116604	March 16, 2023	22.00	143415	March 16, 2023	22.00
116605	March 16, 2023	22.00	143416	March 16, 2023	22.00
116606	March 16, 2023	22.00	145483	March 16, 2023	22.00
116990	March 16, 2023	22.00	145807	March 16, 2023	22.00
117011	March 16, 2023	22.00	146774	March 16, 2023	22.00
117012	March 16, 2023	0.18	147800	March 16, 2023	22.00
117055	March 16, 2023	1.00	150875	March 16, 2023	22.00
117203	May 24, 2023	22.00	150876	March 16, 2023	22.00
117605	March 16, 2023	22.00	151864	March 16, 2023	22.00
118581	March 16, 2023	22.00	156281	March 16, 2023	22.00
118586	March 16, 2023	22.00	156313	March 16, 2023	22.00
119497	March 16, 2023	22.00	156314	March 16, 2023	22.00
119517	March 16, 2023	22.00	156344	March 16, 2023	22.00
122833	March 16, 2023	22.00	156345	March 16, 2023	22.00
123627	March 16, 2023	22.00	157459	March 16, 2023	22.00
157460	March 16, 2023	22.00	184395	March 16, 2023	22.00
157473	March 16, 2023	22.00	185703	March 16, 2023	22.00
157474	March 16, 2023	22.00	187456	March 16, 2023	22.00
157475	March 16, 2023	22.00	191228	March 16, 2023	22.00
157476	March 16, 2023	22.00	191769	March 16, 2023	22.00
157477	March 16, 2024	0.10	191770	March 16, 2023	22.00
157527	March 16, 2023	19.04	191771	March 16, 2023	22.00
157528	March 16, 2023	19.56	194826	March 16, 2023	22.00
158241	March 16, 2023	22.00	195916	March 16, 2023	22.00
158242	March 16, 2023	22.00	202333	March 16, 2023	22.00
158243	August 11, 2023	22.00	202334	March 16, 2023	22.00
161894	March 16, 2023	22.00	202769	March 16, 2023	22.00
161901	March 16, 2023	22.00	202770	March 16, 2023	20.88
162955	March 16, 2023	22.00	202771	March 16, 2023	21.42
162971	March 16, 2023	22.00	202823	March 16, 2023	22.00
163535	March 16, 2023	22.00	202824	March 16, 2023	22.00
163858	March 16, 2023	22.00	202825	March 16, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-32

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
163859	March 16, 2023	22.00	204056	March 16, 2023	22.00
164265	March 16, 2023	22.00	204170	March 16, 2023	22.00
164266	March 16, 2023	22.00	204171	March 16, 2023	2.15
164887	March 16, 2023	22.00	208757	May 24, 2023	22.00
165523	March 16, 2023	1.02	210861	March 16, 2023	22.00
165554	March 16, 2023	22.00	210862	March 16, 2023	21.15
168479	March 16, 2023	22.00	211420	March 16, 2023	2.20
168480	March 16, 2023	22.00	212442	March 16, 2023	22.00
171459	March 16, 2023	22.00	212443	March 16, 2023	22.00
175246	March 16, 2023	22.00	212799	March 16, 2023	1.86
175247	March 16, 2023	22.00	213444	March 16, 2023	22.00
175248	March 16, 2023	22.00	213445	March 16, 2023	22.00
175787	March 16, 2023	22.00	214448	March 16, 2023	22.00
175788	March 16, 2023	22.00	214461	March 16, 2023	22.00
177065	March 16, 2023	22.00	214462	March 16, 2023	22.00
177078	March 16, 2023	22.00	216082	March 16, 2023	22.00
177079	March 16, 2023	22.00	217282	March 16, 2023	22.00
177228	March 16, 2023	22.00	218096	March 16, 2023	22.00
177229	March 16, 2023	22.00	220326	May 24, 2023	22.00
177713	March 16, 2023	22.00	221138	March 16, 2023	22.00
178795	March 16, 2023	22.00	221139	March 16, 2023	22.00
180117	March 16, 2023	22.00	221172	March 16, 2023	22.00
181920	March 16, 2023	22.00	221701	March 16, 2023	22.00
184384	March 16, 2023	22.00	222900	May 24, 2023	22.00
184385	March 16, 2023	22.00	222917	March 16, 2023	22.00
184386	March 16, 2023	22.00	222918	March 16, 2023	22.00
184394	March 16, 2023	22.00	222919	March 16, 2023	22.00
222959	March 16, 2023	22.00	254327	March 16, 2023	22.00
223119	March 16, 2023	22.00	258353	March 16, 2023	22.00
224182	March 16, 2023	22.00	258354	March 16, 2023	22.00
224949	March 16, 2023	22.00	258382	March 16, 2023	22.00
224950	March 16, 2023	22.00	258383	March 16, 2023	22.00
224951	March 16, 2023	0.74	258839	March 16, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-33

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
224974	March 16, 2023	22.00	258840	March 16, 2023	22.00
227384	March 16, 2023	22.00	258841	March 16, 2023	22.00
227622	May 24, 2023	22.00	259537	May 24, 2023	22.00
229175	March 16, 2023	22.00	259764	March 16, 2023	22.00
229176	March 16, 2023	22.00	260238	March 16, 2023	22.00
229681	March 16, 2023	22.00	260239	March 16, 2023	22.00
229682	March 16, 2023	21.68	260240	March 16, 2023	22.00
230242	March 16, 2023	22.00	260944	March 16, 2023	22.00
230645	March 16, 2023	22.00	268256	March 16, 2023	22.00
230646	March 16, 2023	22.00	268257	March 16, 2023	2.44
230647	March 16, 2023	22.00	269892	March 16, 2023	22.00
230957	August 11, 2023	22.00	272484	March 16, 2023	22.00
231575	March 16, 2023	22.00	276352	March 16, 2023	22.00
232248	March 16, 2023	22.00	276850	March 16, 2023	22.00
232440	June 14, 2023	22.00	276867	March 16, 2023	22.00
234698	March 16, 2023	22.00	276868	March 16, 2023	22.00
234699	March 16, 2023	22.00	276869	March 16, 2023	20.34
236130	March 16, 2023	22.00	276878	March 16, 2023	22.00
237356	March 16, 2023	22.00	277424	March 16, 2023	22.00
237357	March 16, 2023	22.00	278916	March 16, 2023	22.00
238857	March 16, 2023	22.00	278962	March 16, 2023	21.73
238858	March 16, 2023	22.00	279096	March 16, 2023	22.00
241275	June 14, 2023	22.00	279685	March 16, 2023	22.00
241276	March 16, 2023	22.00	279686	March 16, 2023	22.00
241277	March 16, 2023	22.00	281464	March 16, 2023	22.00
241278	March 16, 2023	22.00	282196	March 16, 2023	22.00
241313	March 16, 2023	22.00	282705	March 16, 2023	22.00
242753	March 16, 2023	22.00	282706	March 16, 2023	22.00
242778	March 16, 2023	22.00	283284	March 16, 2023	22.00
246256	March 16, 2023	22.00	283285	March 16, 2023	22.00
246257	March 16, 2023	22.00	283758	March 16, 2023	22.00
250108	March 16, 2023	22.00	283759	March 16, 2023	22.00
251145	March 16, 2023	22.00	288393	March 16, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-34

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
253019	March 16, 2023	22.00	288394	March 16, 2023	22.00
253020	March 16, 2023	22.00	288429	March 16, 2023	22.00
253021	March 16, 2023	22.00	289517	March 16, 2023	22.00
253022	March 16, 2023	22.00	289518	March 16, 2023	22.00
254185	June 14, 2023	22.00	289519	March 16, 2023	22.00
291332	March 16, 2023	22.00	327415	March 16, 2023	22.00
291333	March 16, 2023	22.00	338743	March 16, 2023	22.00
291981	June 14, 2023	22.00	338744	March 16, 2023	22.00
295743	March 16, 2023	22.00	339239	March 16, 2023	22.00
295769	March 16, 2023	22.00	339928	March 16, 2023	20.08
296211	March 16, 2023	22.00	340095	June 14, 2023	22.00
296218	March 16, 2023	22.00	340096	June 14, 2023	22.00
296220	March 16, 2023	22.00	341172	March 16, 2023	22.00
296221	March 16, 2023	0.46	341652	March 16, 2023	22.00
296280	March 16, 2023	22.00	341653	March 16, 2023	22.00
296281	March 16, 2023	22.00	342888	March 16, 2023	22.00
296282	March 16, 2023	19.30	342889	March 16, 2023	22.00
297317	March 16, 2023	22.00	344923	March 16, 2023	22.00
297613	March 16, 2023	1.30
297614	March 16, 2023	22.00
298295	March 16, 2023	22.00
298296	March 16, 2023	19.82
299113	June 14, 2023	22.00
299801	March 16, 2023	22.00
299802	March 16, 2023	22.00
302382	March 16, 2023	22.00
302892	March 16, 2023	22.00
303467	March 16, 2023	22.00
303468	March 16, 2023	22.00
310741	March 16, 2023	22.00
310893	June 14, 2023	22.00
312717	March 16, 2023	22.00
312750	March 16, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-35

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
314710	March 16, 2023	22.00
314711	March 16, 2023	22.00
314712	March 16, 2023	22.00
316052	March 16, 2023	22.00
317137	March 16, 2023	22.00
319014	March 16, 2023	22.00
320157	March 16, 2023	22.00
320316	March 16, 2023	22.00
324918	March 16, 2023	22.00
324919	March 16, 2023	22.00
324957	March 16, 2023	22.00
325508	March 16, 2023	22.00
326350	March 16, 2023	22.00
326772	August 11, 2023	22.00
327413	March 16, 2023	22.00
327414	March 16, 2023	22.00
30.6 Sheridan Option

Sheridan Option

Total Number of Claims= 217

Ownership: 15.3% SMM Gold Cote, 35.7% IAMGOLD Corporation, 49% ET Gold Mining Company Ltd.

Total Surface Area= 3934.99 ha

Table 30-15: Sheridan Option Claims

IAMGOLD Corporation - Côté Gold Project

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
102263	April 18, 2023	22.00	321749	April 06, 2023	11.69
102264	April 18, 2023	22.00	321789	April 06, 2023	22.00
103847	April 06, 2023	22.00	324626	April 06, 2023	10.75
103848	April 06, 2023	22.00	324627	April 06, 2023	22.00
104372	April 06, 2023	22.00	325613	April 06, 2023	11.14
104563	April 06, 2023	22.00	326292	April 18, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-36

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
104576	April 06, 2023	22.00	326299	April 06, 2023	22.00
105345	April 06, 2023	12.58	326300	April 06, 2023	22.00
107324	April 06, 2023	22.00	326984	April 06, 2023	22.00
109360	April 06, 2023	8.02	326985	April 06, 2023	11.56
113350	April 06, 2023	8.60	326986	April 06, 2023	22.00
113351	April 06, 2023	10.93	326987	April 06, 2023	22.00
117561	April 18, 2023	22.00	329603	April 18, 2023	22.00
118514	April 06, 2023	22.00	334530	April 06, 2023	22.00
118528	April 06, 2023	22.00	335978	April 06, 2023	22.00
118741	April 18, 2023	22.00	336731	April 18, 2023	22.00
118742	April 18, 2023	22.00	336732	April 18, 2023	22.00
118743	April 18, 2023	22.00	336733	April 18, 2023	22.00
119038	April 06, 2023	22.00	338692	April 06, 2023	22.00
119867	April 06, 2023	22.00	155737	April 18, 2023	22.00
119868	April 06, 2023	22.00	155738	April 18, 2023	22.00
119869	April 06, 2023	22.00	156975	April 06, 2023	12.03
120480	April 06, 2023	22.00	157678	April 06, 2023	22.00
125252	April 06, 2023	22.00	157684	April 06, 2023	22.00
127411	April 06, 2023	1.14	157685	April 06, 2023	22.00
129732	April 18, 2023	22.00	158364	April 06, 2023	22.00
129733	April 18, 2023	22.00	158365	April 06, 2023	19.86
129734	April 06, 2023	1.01	158961	April 06, 2023	22.00
129742	April 06, 2023	22.00	159004	April 06, 2023	22.00
130151	April 06, 2023	22.00	159860	April 06, 2023	22.00
132994	April 06, 2023	20.08	163048	April 06, 2023	11.15
132995	April 06, 2023	22.00	163765	April 06, 2023	0.57
132996	April 06, 2023	22.00	163774	April 06, 2023	22.00
136675	April 06, 2023	11.51	167047	April 18, 2023	22.00
136709	April 06, 2023	22.00	168425	April 06, 2023	0.16
139795	April 06, 2023	22.00	169199	April 06, 2023	14.96
144915	April 06, 2023	22.00	169713	April 06, 2023	22.00
145738	April 06, 2023	22.00	173512	April 06, 2023	0.75
149672	April 06, 2023	20.44	174344	April 06, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-37

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
151790	April 06, 2023	22.00	176245	April 06, 2023	22.00
153160	April 06, 2023	12.76	176246	April 06, 2023	22.00
191167	April 18, 2023	0.26	177158	April 18, 2023	1.43
191168	April 18, 2023	22.00	177170	April 06, 2023	22.00
191169	April 18, 2023	22.00	177894	April 06, 2023	20.83
191170	April 18, 2023	22.00	177895	April 06, 2023	22.00
191171	April 18, 2023	22.00	179956	April 18, 2023	5.45
191172	April 18, 2023	22.00	181859	April 06, 2023	21.77
191173	April 18, 2023	22.00	183217	April 06, 2023	12.95
193165	April 06, 2023	22.00	183218	April 06, 2023	0.10
193166	April 06, 2023	22.00	183604	April 06, 2023	22.00
193175	April 06, 2023	22.00	183921	April 06, 2023	20.05
193176	April 06, 2023	22.00	184009	April 06, 2023	22.00
201288	April 06, 2023	17.37	186015	April 18, 2023	5.24
203586	April 06, 2023	0.24	186016	April 18, 2023	22.00
205103	April 06, 2023	7.68	186017	April 18, 2023	22.00
205104	April 06, 2023	22.00	186018	April 18, 2023	22.00
209306	April 06, 2023	17.56	186031	April 06, 2023	22.00
209307	April 06, 2023	22.00	187911	April 06, 2023	22.00
209308	April 06, 2023	22.00	187912	April 06, 2023	22.00
210233	April 06, 2023	22.00	188736	April 06, 2023	22.00
211873	April 06, 2023	22.00	231813	April 06, 2023	22.00
215800	April 18, 2023	22.00	235741	April 06, 2023	0.35
215801	April 18, 2023	22.00	238623	April 06, 2023	16.96
215802	April 18, 2023	1.63	238660	April 06, 2023	22.00
215808	April 06, 2023	22.00	240140	April 06, 2023	22.00
217221	April 06, 2023	6.08	241225	April 18, 2023	1.20
218525	April 06, 2023	11.36	242501	April 06, 2023	11.32
218526	April 06, 2023	22.00	242502	April 06, 2023	22.00
218572	April 06, 2023	22.00	242503	April 06, 2023	22.00
221094	April 18, 2023	22.00	242847	April 06, 2023	22.00
221095	April 18, 2023	22.00	243226	April 06, 2023	22.00
221096	April 18, 2023	22.00	243912	April 06, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-38

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
223057	April 18, 2023	22.00	244556	April 06, 2023	22.00
223063	April 06, 2023	22.00	244557	April 06, 2023	22.00
223739	April 06, 2023	22.00	244558	April 06, 2023	21.18
223844	April 06, 2023	22.00	244892	April 06, 2023	20.26
224370	April 06, 2023	22.00	246529	April 18, 2023	2.04
225985	April 06, 2023	22.00	246530	April 18, 2023	22.00
229064	April 18, 2023	1.39	250351	April 06, 2023	22.00
229065	April 18, 2023	17.54	252673	April 18, 2023	1.84
229811	April 06, 2023	12.78	252932	April 06, 2023	1.44
230517	April 06, 2023	22.00	255344	April 06, 2023	22.00
230525	April 06, 2023	22.00	257785	April 18, 2023	1.57
231021	April 06, 2023	22.00	257786	April 18, 2023	22.00
231706	April 06, 2023	22.00	259711	April 06, 2023	1.22
279864	April 06, 2023	22.00	259712	April 06, 2023	22.00
282119	April 06, 2023	22.00	261719	April 06, 2023	22.00
284497	April 06, 2023	22.00	262399	April 06, 2023	22.00
284528	April 06, 2023	22.00	268420	April 06, 2023	22.00
288347	April 18, 2023	22.00	268421	April 06, 2023	22.00
289063	April 06, 2023	16.60	269052	April 06, 2023	20.43
289064	April 06, 2023	10.96	271736	April 18, 2023	5.87
289885	April 18, 2023	0.51	271737	April 18, 2023	5.66
291261	April 06, 2023	0.55	276304	April 18, 2023	22.00
292627	April 06, 2023	22.00	277562	April 06, 2023	12.21
296431	April 06, 2023	12.40	278255	April 06, 2023	22.00
297162	April 06, 2023	22.00	278535	April 06, 2023	22.00
297163	April 06, 2023	22.00	279042	April 06, 2023	22.00
297164	April 06, 2023	22.00	279043	April 06, 2023	22.00
297173	April 06, 2023	22.00	279044	April 06, 2023	22.00
297174	April 06, 2023	22.00	279382	April 06, 2023	22.00
298370	April 06, 2023	20.24	279740	April 06, 2023	22.00
298474	April 06, 2023	22.00	279741	April 06, 2023	22.00
298475	April 06, 2023	22.00	279825	April 06, 2023	22.00
300975	April 06, 2023	8.21	339391	April 06, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-39

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
300976	April 06, 2023	22.00	339830	April 06, 2023	22.00
300977	April 06, 2023	1.71	341468	April 18, 2023	22.00
300978	April 06, 2023	1.90	341482	April 06, 2023	22.00
307462	April 06, 2023	0.95

30.7 Huffman Lake Option

Huffman Lake Option

Total Number of Claims= 46

Ownership: 30% SMM Gold Cote, 70% IAMGOLD Corporation

Total Surface Area= 631.05 ha

Table 30-16: Huffman Lake Option Claims

IAMGOLD Corporation - Côté Gold Project

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
110078	August 23, 2023	1.66	195751	August 23, 2023	17.14
120269	August 11, 2023	0.02	199674	November 13, 2023	4.63
123489	November 13, 2023	22.00	216662	November 13, 2023	22.00
130134	August 23, 2023	11.26	235281	November 13, 2023	22.00
130922	August 23, 2023	19.10	236129	November 13, 2023	22.00
133113	August 23, 2023	0.78	250331	August 23, 2023	22.00
135491	November 13, 2023	22.00	250347	August 23, 2023	10.23
139061	August 23, 2023	0.04	259880	August 23, 2023	21.72
139694	August 04, 2023	0.02	262384	August 23, 2023	11.20
141529	November 13, 2023	12.57	262385	August 23, 2023	22.00
141530	November 13, 2023	9.70	262386	August 23, 2023	22.00
141531	November 13, 2023	18.71	271293	August 23, 2023	0.38
147628	August 23, 2023	22.00	278863	August 23, 2023	12.38
149194	August 23, 2023	0.11	291331	November 13, 2023	11.56
176242	August 23, 2023	19.45	301171	August 23, 2023	1.71
180694	November 13, 2023	22.00	303466	November 13, 2023	22.00
183601	August 23, 2023	19.42	307615	August 23, 2023	21.69
187452	November 13, 2023	12.04	316906	August 23, 2023	21.64

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-40

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
187453	November 13, 2023	22.00	316907	August 23, 2023	11.37
187454	November 13, 2023	18.51	320156	November 13, 2023	22.00
187455	November 13, 2023	21.75	332744	August 23, 2023	1.18
195740	August 23, 2023	5.77	342225	November 13, 2023	16.20
195741	August 23, 2023	11.15

30.8 TAAC West

TAAC West
Total # of Claims= 782
Total # of Patents & MLO's= 91
Total # of Tenures= 873
Ownership: 30% SMM Gold Cote, 70% IAMGOLD Corporation
Total Surface Area of all Tenures= 17,632.05 ha

Table 30-17: TAAC West Claims

IAMGOLD Corporation - Côté Gold Project

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
100008	February 05, 2023	22.00	111246	March 24, 2023	22.00
100009	February 05, 2023	22.00	111259	February 13, 2023	22.00
100182	October 19, 2023	22.00	111260	September 21, 2023	22.00
100374	March 17, 2023	22.00	111261	September 21, 2023	22.00
102369	September 21, 2023	22.00	111262	October 20, 2023	22.00
103341	October 20, 2023	22.00	111661	April 14, 2023	22.00
103405	June 30, 2023	22.00	111666	January 15, 2023	22.00
103406	May 03, 2023	22.00	111667	January 15, 2023	22.00
103940	May 03, 2023	22.00	111734	October 20, 2023	22.00
104115	September 21, 2023	22.00	111735	September 21, 2023	22.00
104130	September 21, 2023	22.00	111736	April 14, 2023	22.00
104131	September 21, 2023	22.00	111753	March 24, 2023	22.00
104448	September 21, 2023	22.00	111813	May 26, 2023	22.00
104449	September 21, 2023	22.00	112039	August 04, 2023	0.10
104450	September 21, 2023	22.00	112685	March 01, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-41

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
104574	June 05, 2023	22.00	112967	October 20, 2023	22.00
104575	June 05, 2023	22.00	114966	October 19, 2023	22.00
105564	January 15, 2023	22.00	114967	March 24, 2023	22.00
105565	January 15, 2023	22.00	115606	February 05, 2023	22.00
105566	January 15, 2023	22.00	115607	February 05, 2023	22.00
106012	August 11, 2023	22.00	117027	June 05, 2023	22.00
106783	October 20, 2023	22.00	117028	March 17, 2023	22.00
107460	August 04, 2023	4.62	118524	June 05, 2023	22.00
107461	August 04, 2023	22.00	118525	June 05, 2023	22.00
107870	December 15, 2023	22.00	118526	June 05, 2023	22.00
107871	December 15, 2023	22.00	118703	October 26, 2023	22.00
107874	March 01, 2023	22.00	118972	September 21, 2023	22.00
107875	March 01, 2023	22.00	118973	September 21, 2023	22.00
107881	December 15, 2023	22.00	118981	November 17, 2023	22.00
109010	August 11, 2023	20.07	119035	May 03, 2023	22.00
109223	September 21, 2023	22.00	119036	May 03, 2023	22.00
109224	September 21, 2023	22.00	119067	September 21, 2023	22.00
109239	September 21, 2023	22.00	119068	January 15, 2023	22.00
109240	September 21, 2023	22.00	119114	May 24, 2023	10.57
109726	May 03, 2023	22.00	119209	May 03, 2023	22.00
109764	August 11, 2023	22.00	119339	September 21, 2023	5.14
110600	March 25, 2023	22.00	119386	September 21, 2023	22.00
110938	March 01, 2023	22.00	119519	September 21, 2023	22.00
119520	October 20, 2023	22.00	131777	March 24, 2023	22.00
119715	September 21, 2023	22.00	131859	November 17, 2023	22.00
119716	September 21, 2023	22.00	131860	November 17, 2023	22.00
119717	September 21, 2023	22.00	131865	September 21, 2023	22.00
119902	September 21, 2023	22.00	131873	March 01, 2023	22.00
119935	May 24, 2023	22.00	132061	September 21, 2023	22.00
120076	September 21, 2023	22.00	132062	October 19, 2023	22.00
120077	September 21, 2023	22.00	132360	September 21, 2023	22.00
120078	September 21, 2023	22.00	132361	September 21, 2023	22.00
120268	August 11, 2023	22.00	132490	September 21, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-42

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
120576	May 03, 2023	22.00	133137	February 13, 2023	22.00
120597	March 01, 2023	22.00	133138	September 21, 2023	22.00
120598	March 01, 2023	22.00	133139	October 20, 2023	22.00
120599	March 01, 2023	22.00	133176	November 17, 2023	22.00
120600	March 01, 2023	22.00	133603	September 21, 2023	22.00
121265	September 21, 2023	22.00	133664	September 21, 2023	22.00
121266	September 21, 2023	22.00	133837	September 21, 2023	22.00
121287	September 21, 2023	22.00	134470	September 21, 2023	22.00
121962	October 26, 2023	22.00	134945	January 15, 2023	22.00
122141	February 05, 2023	22.00	136397	March 25, 2023	22.00
122276	September 21, 2023	22.00	136819	December 15, 2023	22.00
122277	September 21, 2023	22.00	136820	December 15, 2023	22.00
124813	December 15, 2023	22.00	136823	March 01, 2023	22.00
124814	December 15, 2023	22.00	136833	December 15, 2023	22.00
124815	December 15, 2023	22.00	137467	September 21, 2023	22.00
124818	March 01, 2023	22.00	137521	September 21, 2023	22.00
124819	March 01, 2023	22.00	137745	August 11, 2023	22.00
124820	March 01, 2023	22.00	137746	August 11, 2023	22.00
125482	September 21, 2023	22.00	137747	September 21, 2023	4.66
125967	January 15, 2023	22.00	137748	September 21, 2023	22.00
126958	October 20, 2023	22.00	139613	August 04, 2023	22.00
127687	March 17, 2023	22.00	139614	August 04, 2023	22.00
128075	August 04, 2023	22.00	140410	February 13, 2023	22.00
128076	August 04, 2023	22.00	140411	February 13, 2023	22.00
128077	August 04, 2023	22.00	140412	February 13, 2023	11.84
128183	January 15, 2023	20.47	141021	January 15, 2023	22.00
128360	May 24, 2023	22.00	141022	January 15, 2023	22.00
128390	September 21, 2023	22.00	141123	September 21, 2023	22.00
129099	September 21, 2023	22.00	142454	June 05, 2023	22.00
131171	October 10, 2023	22.00	142455	March 25, 2023	22.00
131455	May 03, 2023	22.00	142852	December 15, 2023	22.00
131759	September 21, 2023	22.00	142973	October 26, 2023	22.00
131760	October 20, 2023	22.00	143373	June 05, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-43

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
131762	September 21, 2023	22.00	143743	August 11, 2023	22.00
143757	August 11, 2023	9.20	157885	September 21, 2023	22.00
144216	September 21, 2023	22.00	158287	September 21, 2023	22.00
145411	May 24, 2023	22.00	158288	May 03, 2023	22.00
145412	May 24, 2023	22.00	158289	December 15, 2023	22.00
146368	February 13, 2023	22.00	158362	May 03, 2023	22.00
146369	February 13, 2023	22.00	159052	May 03, 2023	22.00
147460	May 03, 2023	22.00	159053	May 03, 2023	22.00
147759	April 14, 2023	22.00	159258	August 04, 2023	22.00
147833	October 20, 2023	22.00	159259	August 04, 2023	21.74
147836	May 26, 2023	22.00	159260	August 04, 2023	21.43
147837	April 14, 2023	22.00	159702	September 21, 2023	21.36
147840	September 21, 2023	22.00	159731	September 21, 2023	22.00
147856	March 24, 2023	22.00	160471	February 13, 2023	22.00
148052	October 19, 2023	22.00	160472	February 13, 2023	22.00
148321	August 11, 2023	3.27	160541	January 15, 2023	22.00
148452	November 17, 2023	22.00	161866	April 14, 2023	22.00
148453	November 17, 2023	22.00	161934	September 21, 2023	22.00
149217	October 19, 2023	22.00	161935	October 20, 2023	22.00
149436	October 20, 2023	22.00	161936	April 14, 2023	22.00
149437	October 20, 2023	22.00	162425	September 21, 2023	22.00
149739	September 21, 2023	22.00	162956	May 24, 2023	22.00
150100	February 05, 2023	22.00	162988	June 05, 2023	22.00
150333	September 21, 2023	22.00	163114	September 21, 2023	22.00
150478	September 21, 2023	16.59	163115	September 21, 2023	22.00
151936	October 11, 2023	22.00	163773	June 05, 2023	22.00
151964	October 19, 2023	22.00	164165	May 24, 2023	22.00
151968	March 01, 2023	22.00	164166	May 24, 2023	22.00
152702	March 24, 2023	22.00	164396	December 15, 2023	22.00
152703	October 19, 2023	22.00	164397	December 15, 2023	22.00
152704	March 01, 2023	22.00	164414	October 20, 2023	22.00
153410	September 21, 2023	17.41	164415	October 20, 2023	22.00
153806	May 03, 2023	22.00	164475	June 30, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-44

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
153882	September 21, 2023	22.00	164476	June 30, 2023	22.00
154216	March 17, 2023	22.00	165010	June 30, 2023	22.00
154217	March 17, 2023	22.00	165032	May 24, 2023	22.00
154219	February 05, 2023	6.55	165179	May 03, 2023	22.00
156250	October 19, 2023	22.00	165247	August 11, 2023	17.14
156347	September 21, 2023	22.00	165248	May 24, 2023	9.30
156581	March 25, 2023	22.00	165281	October 19, 2023	22.00
157491	May 24, 2023	22.00	165820	September 21, 2023	22.00
157492	June 05, 2023	22.00	165821	September 21, 2023	22.00
157687	May 24, 2023	22.00	166327	September 21, 2023	22.00
157870	August 11, 2023	22.00	166328	September 21, 2023	22.00
157884	September 21, 2023	5.05	166343	September 21, 2023	22.00
166496	October 20, 2023	22.00	182734	September 21, 2023	22.00
166497	October 20, 2023	22.00	183941	May 03, 2023	22.00
167005	September 21, 2023	22.00	183975	June 30, 2023	22.00
167931	November 17, 2023	22.00	183976	June 30, 2023	22.00
168652	September 21, 2023	19.74	184029	May 24, 2023	20.09
170506	December 15, 2023	22.00	184030	May 24, 2023	5.58
170775	March 17, 2023	22.00	184361	September 21, 2023	22.00
170776	February 05, 2023	22.00	184438	October 20, 2023	22.00
170802	March 17, 2023	22.00	184501	May 26, 2023	22.00
172575	May 03, 2023	22.00	184520	October 11, 2023	22.00
172634	January 15, 2023	22.00	184628	March 01, 2023	22.00
172648	September 21, 2023	22.00	184629	March 01, 2023	7.01
174958	February 13, 2023	22.00	185007	September 21, 2023	22.00
175038	January 15, 2023	15.74	185008	September 21, 2023	22.00
175604	September 21, 2023	22.00	185044	November 17, 2023	22.00
175605	September 21, 2023	22.00	185058	March 01, 2023	22.00
175632	March 01, 2023	20.61	185171	September 21, 2023	14.43
175723	March 01, 2023	22.00	185497	October 20, 2023	22.00
175724	March 01, 2023	22.00	185738	September 21, 2023	0.12
176703	May 03, 2023	22.00	185964	October 26, 2023	22.00
176704	May 03, 2023	22.00	186157	October 10, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-45

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
176920	August 11, 2023	22.00	186231	September 21, 2023	22.00
176921	August 11, 2023	21.67	186482	September 21, 2023	22.00
176976	September 21, 2023	22.00	187563	January 15, 2023	22.00
177169	June 05, 2023	2.33	187896	May 26, 2023	22.00
177174	May 24, 2023	10.52	188811	December 15, 2023	22.00
177289	September 21, 2023	22.00	189463	October 26, 2023	22.00
177599	September 21, 2023	22.00	189515	September 21, 2023	22.00
177798	January 15, 2023	22.00	189981	January 15, 2023	22.00
178471	May 24, 2023	22.00	190360	August 11, 2023	22.00
178478	June 30, 2023	22.00	190361	August 11, 2023	22.00
178479	June 30, 2023	22.00	191808	September 21, 2023	22.00
178584	May 03, 2023	22.00	191809	October 20, 2023	22.00
178601	March 01, 2023	22.00	191810	September 21, 2023	22.00
178709	October 20, 2023	22.00	192218	January 15, 2023	22.00
179515	September 21, 2023	22.00	192219	January 15, 2023	22.00
179603	January 15, 2023	22.00	193036	March 01, 2023	22.00
179917	October 26, 2023	22.00	194480	March 01, 2023	22.00
180224	September 21, 2023	22.00	195892	October 10, 2023	22.00
181578	March 25, 2023	22.00	195962	October 20, 2023	22.00
181579	March 25, 2023	22.00	195973	October 20, 2023	22.00
182031	December 15, 2023	22.00	196539	May 26, 2023	22.00
182032	December 15, 2023	22.00	196575	November 17, 2023	22.00
182039	December 15, 2023	22.00	196588	September 21, 2023	22.00
197235	September 21, 2023	22.00	215371	February 05, 2023	22.00
197236	September 21, 2023	10.72	218697	December 15, 2023	22.00
197851	March 01, 2023	22.00	218698	December 15, 2023	22.00
198385	September 21, 2023	22.00	218699	December 15, 2023	22.00
198386	January 15, 2023	22.00	218700	December 15, 2023	22.00
198669	September 21, 2023	22.00	218701	December 15, 2023	22.00
198670	September 21, 2023	22.00	218702	March 01, 2023	22.00
199895	October 20, 2023	22.00	218703	March 01, 2023	22.00
200080	May 24, 2023	22.00	218708	December 15, 2023	22.00
200500	September 21, 2023	22.00	201616	October 26, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-46

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
200992	March 01, 2023	22.00	201617	October 26, 2023	22.00
201668	September 21, 2023	22.00	201618	October 26, 2023	22.00
201701	March 25, 2023	22.00	218709	December 15, 2023	22.00
201702	March 25, 2023	22.00	219304	January 15, 2023	22.00
201703	March 25, 2023	22.00	219348	September 21, 2023	22.00
202069	October 19, 2023	22.00	219349	October 26, 2023	22.00
203048	August 11, 2023	22.00	219405	September 21, 2023	22.00
203065	August 11, 2023	22.00	219406	September 21, 2023	22.00
204228	August 04, 2023	22.00	219670	March 17, 2023	5.98
204498	August 04, 2023	2.59	219672	February 05, 2023	22.00
204570	March 01, 2023	22.00	220192	May 24, 2023	22.00
205314	October 19, 2023	22.00	220193	March 17, 2023	22.00
206599	September 21, 2023	2.82	221703	September 21, 2023	22.00
206600	March 01, 2023	22.00	221704	September 21, 2023	22.00
206659	September 21, 2023	22.00	221705	September 21, 2023	22.00
208078	February 05, 2023	22.00	222934	March 17, 2023	22.00
208098	March 17, 2023	5.70	223174	October 20, 2023	22.00
208533	March 25, 2023	22.00	223595	May 24, 2023	22.00
209855	August 11, 2023	22.00	223596	May 24, 2023	22.00
210113	October 19, 2023	22.00	224183	August 11, 2023	22.00
210382	August 04, 2023	22.00	224435	May 03, 2023	22.00
210847	May 24, 2023	22.00	224436	May 03, 2023	22.00
210877	May 24, 2023	22.00	224458	March 01, 2023	22.00
210878	March 17, 2023	22.00	225109	September 21, 2023	22.00
210974	January 15, 2023	17.12	225130	September 21, 2023	22.00
210975	January 15, 2023	22.00	225131	September 21, 2023	22.00
212498	February 13, 2023	22.00	225282	October 20, 2023	22.00
213918	April 14, 2023	22.00	225283	January 15, 2023	22.00
214380	September 21, 2023	22.00	226160	October 26, 2023	22.00
214391	September 21, 2023	22.00	226944	February 05, 2023	6.83
214493	April 14, 2023	22.00	227206	May 03, 2023	22.00
214494	May 26, 2023	22.00	227273	December 15, 2023	22.00
214495	September 21, 2023	22.00	227274	January 15, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-47

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
214599	October 11, 2023	22.00	228959	October 19, 2023	22.00
229409	August 04, 2023	22.00	245749	September 21, 2023	17.43
229410	August 04, 2023	22.00	245979	September 21, 2023	22.00
229411	August 04, 2023	22.00	246324	January 15, 2023	22.00
230524	June 05, 2023	22.00	246381	September 21, 2023	5.54
231141	January 15, 2023	22.00	247084	September 21, 2023	5.44
231318	May 03, 2023	22.00	250847	May 24, 2023	22.00
231730	September 21, 2023	22.00	251067	August 11, 2023	3.07
231762	May 24, 2023	22.00	251101	October 10, 2023	22.00
231896	September 21, 2023	22.00	251111	April 14, 2023	22.00
233288	October 20, 2023	22.00	251112	April 14, 2023	22.00
236067	December 15, 2023	22.00	251113	April 14, 2023	22.00
236070	March 01, 2023	22.00	251115	January 15, 2023	22.00
236071	March 01, 2023	22.00	251195	September 21, 2023	22.00
236332	September 21, 2023	22.00	251196	September 21, 2023	22.00
236333	September 21, 2023	22.00	251209	March 24, 2023	22.00
237453	March 01, 2023	22.00	251210	October 11, 2023	22.00
237679	March 25, 2023	22.00	251772	May 26, 2023	22.00
237680	March 25, 2023	22.00	251788	October 11, 2023	22.00
238885	January 15, 2023	22.00	251807	September 21, 2023	22.00
238982	August 11, 2023	22.00	251816	March 01, 2023	22.00
238983	August 11, 2023	22.00	251817	March 01, 2023	22.00
239393	September 21, 2023	3.71	252549	February 13, 2023	22.00
240287	August 04, 2023	22.00	252796	October 20, 2023	22.00
241141	February 13, 2023	22.00	252797	October 20, 2023	22.00
241142	February 13, 2023	22.00	253060	September 21, 2023	22.00
241730	January 15, 2023	7.28	253801	September 21, 2023	0.68
241851	September 21, 2023	22.00	253802	September 21, 2023	0.10
242578	September 21, 2023	22.00	253803	March 01, 2023	22.00
242579	September 21, 2023	22.00	253841	September 21, 2023	22.00
243071	October 10, 2023	22.00	254290	September 21, 2023	22.00
243238	May 24, 2023	22.00	254387	January 15, 2023	22.00
243665	September 21, 2023	22.00	255583	December 15, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-48

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
243666	March 24, 2023	22.00	255584	December 15, 2023	22.00
243668	April 14, 2023	22.00	255585	December 15, 2023	22.00
243739	May 26, 2023	22.00	255587	March 01, 2023	22.00
243785	March 01, 2023	22.00	255611	September 21, 2023	22.00
243997	May 24, 2023	22.00	256114	January 15, 2023	22.00
244615	May 03, 2023	22.00	256115	January 15, 2023	22.00
244639	March 01, 2023	22.00	256637	September 21, 2023	3.98
245023	March 24, 2023	22.00	256791	September 21, 2023	22.00
245040	September 21, 2023	22.00	258154	October 19, 2023	22.00
245041	September 21, 2023	22.00	258155	October 19, 2023	22.00
245464	October 20, 2023	22.00	258156	October 20, 2023	22.00
245465	January 15, 2023	22.00	258852	March 17, 2023	22.00
259538	May 24, 2023	22.00	271315	September 21, 2023	22.00
259718	June 05, 2023	22.00	271331	February 13, 2023	22.00
261029	October 20, 2023	22.00	271332	February 13, 2023	22.00
261059	May 03, 2023	22.00	271333	November 17, 2023	22.00
261178	March 01, 2023	22.00	271334	September 21, 2023	22.00
261179	February 13, 2023	22.00	271879	November 17, 2023	22.00
261260	January 15, 2023	22.00	273104	September 21, 2023	22.00
261782	May 03, 2023	22.00	273105	September 21, 2023	22.00
262513	September 21, 2023	22.00	274089	February 05, 2023	6.27
263191	October 20, 2023	22.00	274114	March 17, 2023	22.00
263192	October 20, 2023	22.00	274115	March 17, 2023	22.00
263193	October 20, 2023	22.00	275752	September 21, 2023	22.00
263196	April 14, 2023	22.00	276143	March 24, 2023	22.00
263275	October 11, 2023	22.00	277632	September 21, 2023	22.00
263294	November 17, 2023	22.00	277633	September 21, 2023	22.00
263807	September 21, 2023	22.00	277634	September 21, 2023	22.00
263947	September 21, 2023	20.30	276904	October 20, 2023	22.00
264581	March 24, 2023	22.00	277578	September 21, 2023	22.00
264582	October 19, 2023	22.00	277579	May 03, 2023	22.00
264583	March 01, 2023	22.00	277853	February 13, 2023	22.00
264603	September 21, 2023	22.00	278254	June 05, 2023	11.55

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-49

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
264604	September 21, 2023	22.00	278261	May 24, 2023	22.00
266156	February 05, 2023	22.00	278262	May 24, 2023	22.00
266372	January 15, 2023	22.00	278411	September 21, 2023	22.00
266373	January 15, 2023	22.00	278412	September 21, 2023	22.00
266691	May 24, 2023	22.00	278544	June 05, 2023	2.36
266692	May 24, 2023	22.00	279159	September 21, 2023	22.00
266693	March 17, 2023	5.41	279160	January 15, 2023	22.00
266694	March 17, 2023	22.00	279314	May 03, 2023	22.00
267814	March 25, 2023	22.00	279376	May 24, 2023	22.00
268348	September 21, 2023	22.00	279738	May 03, 2023	22.00
268361	October 20, 2023	22.00	280419	May 03, 2023	22.00
268362	October 20, 2023	22.00	280430	March 01, 2023	14.97
268485	June 30, 2023	22.00	280796	September 21, 2023	22.00
269114	May 03, 2023	22.00	281080	September 21, 2023	22.00
269115	May 03, 2023	22.00	281081	September 21, 2023	22.00
269141	March 01, 2023	20.02	281298	October 20, 2023	22.00
269142	March 01, 2023	22.00	281519	January 15, 2023	22.00
269818	September 21, 2023	22.00	281772	October 26, 2023	22.00
269819	September 21, 2023	22.00	284612	March 01, 2023	22.00
269925	March 24, 2023	22.00	285215	May 03, 2023	22.00
269948	March 24, 2023	22.00	285273	October 26, 2023	22.00
270001	May 26, 2023	22.00	285320	September 21, 2023	22.00
270560	March 01, 2023	22.00	285795	January 15, 2023	22.00
285796	January 15, 2023	22.00	299101	March 01, 2023	22.00
285819	September 21, 2023	22.00	299102	March 01, 2023	22.00
287412	August 04, 2023	22.00	299420	September 21, 2023	22.00
287413	August 04, 2023	22.00	299773	April 14, 2023	22.00
288250	October 19, 2023	22.00	299852	March 24, 2023	22.00
288251	October 19, 2023	22.00	299857	September 21, 2023	22.00
288252	March 24, 2023	22.00	300121	May 24, 2023	10.63
288939	September 21, 2023	22.00	300149	September 21, 2023	22.00
288940	September 21, 2023	22.00	300150	September 21, 2023	22.00
288941	October 20, 2023	22.00	300350	September 21, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-50

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
289138	September 21, 2023	21.64	300432	May 26, 2023	22.00
289168	September 21, 2023	22.00	300455	October 11, 2023	22.00
289180	September 21, 2023	22.00	301188	September 21, 2023	22.00
289383	October 20, 2023	22.00	301209	September 21, 2023	22.00
289384	October 20, 2023	22.00	302455	March 01, 2023	22.00
289385	October 20, 2023	22.00	302456	March 01, 2023	22.00
290023	October 10, 2023	22.00	302523	September 21, 2023	22.00
290273	September 21, 2023	22.00	302524	September 21, 2023	22.00
290871	January 15, 2023	22.00	303682	September 21, 2023	22.00
291505	April 14, 2023	22.00	303778	May 26, 2023	22.00
291506	March 25, 2023	22.00	304794	December 15, 2023	22.00
292179	September 21, 2023	22.00	304795	December 15, 2023	22.00
293348	September 21, 2023	22.00	304796	December 15, 2023	22.00
293349	September 21, 2023	22.00	304799	March 01, 2023	22.00
293897	December 15, 2023	22.00	304819	December 15, 2023	22.00
294992	October 20, 2023	22.00	304927	March 25, 2023	22.00
294993	October 19, 2023	22.00	305454	October 26, 2023	22.00
294994	October 19, 2023	22.00	305955	May 03, 2023	22.00
295775	September 21, 2023	22.00	306259	August 11, 2023	22.00
296443	May 03, 2023	22.00	306260	August 11, 2023	22.00
296502	September 21, 2023	22.00	306281	August 11, 2023	22.00
296503	September 21, 2023	22.00	306282	August 11, 2023	9.73
296504	September 21, 2023	22.00	307752	August 04, 2023	21.05
296505	September 21, 2023	22.00	308974	February 13, 2023	22.00
296840	May 03, 2023	22.00	311042	September 21, 2023	22.00
296988	May 24, 2023	22.00	311561	December 15, 2023	22.00
297178	May 24, 2023	22.00	311575	December 15, 2023	22.00
297179	May 24, 2023	22.00	311576	December 15, 2023	22.00
297805	November 17, 2023	22.00	312087	October 19, 2023	22.00
297806	October 20, 2023	22.00	312201	October 26, 2023	22.00
298162	August 11, 2023	12.07	312202	October 26, 2023	22.00
299079	May 03, 2023	22.00	312203	October 26, 2023	22.00
299080	May 03, 2023	22.00	312256	September 21, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-51

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
299081	May 03, 2023	22.00	313076	September 21, 2023	22.00
313450	May 24, 2023	22.00	326981	May 03, 2023	22.00
314150	May 24, 2023	22.00	327890	February 13, 2023	19.02
315677	February 13, 2023	22.00	328478	January 15, 2023	22.00
316701	May 03, 2023	22.00	329814	January 15, 2023	22.00
317027	September 21, 2023	22.00	329875	September 21, 2023	22.00
317102	April 14, 2023	22.00	329877	May 26, 2023	22.00
317103	April 14, 2023	22.00	329894	October 11, 2023	22.00
317105	January 15, 2023	22.00	330484	October 11, 2023	22.00
317168	September 21, 2023	22.00	330485	October 11, 2023	22.00
317696	March 24, 2023	22.00	330524	March 01, 2023	22.00
317697	March 24, 2023	22.00	331241	March 24, 2023	22.00
317698	October 11, 2023	22.00	331242	March 24, 2023	22.00
317792	November 17, 2023	22.00	331243	September 21, 2023	22.00
317794	March 25, 2023	22.00	331263	February 13, 2023	22.00
317815	March 01, 2023	22.00	331264	September 21, 2023	22.00
318527	September 21, 2023	22.00	333127	September 21, 2023	22.00
318528	October 19, 2023	22.00	333358	September 21, 2023	5.36
318529	March 01, 2023	22.00	335895	August 04, 2023	0.10
319045	September 21, 2023	22.00	337183	January 15, 2023	22.00
319817	September 21, 2023	3.20	337344	September 21, 2023	22.00
320674	March 17, 2023	22.00	337858	November 17, 2023	22.00
320675	March 17, 2023	22.00	337859	November 17, 2023	22.00
321390	September 21, 2023	22.00	338487	August 11, 2023	22.00
321976	March 01, 2023	22.00	338697	May 24, 2023	10.40
322456	May 03, 2023	22.00	338816	October 20, 2023	22.00
322457	May 03, 2023	22.00	338817	October 20, 2023	22.00
322531	September 21, 2023	3.58	339200	April 14, 2023	22.00
322816	February 05, 2023	22.00	339207	January 15, 2023	22.00
324807	October 20, 2023	22.00	339269	October 20, 2023	22.00
324984	September 21, 2023	22.00	339348	October 11, 2023	22.00
324985	September 21, 2023	22.00	339388	June 30, 2023	22.00
324986	October 20, 2023	22.00	339716	September 21, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-52

Claim Number	Due Date	Area (ha)	Claim Number	Due Date	Area (ha)
325622	September 21, 2023	22.00	340089	March 01, 2023	18.75
325663	September 21, 2023	22.00	340274	October 20, 2023	22.00
325781	August 11, 2023	10.21	340424	January 15, 2023	22.00
325782	September 21, 2023	2.36	340768	September 21, 2023	22.00
325783	September 21, 2023	22.00	340947	September 21, 2023	18.43
326172	May 24, 2023	22.00	341130	September 21, 2023	22.00
326298	June 05, 2023	22.00	343042	December 15, 2023	22.00
326302	May 24, 2023	16.01	343693	October 26, 2023	22.00
326402	December 15, 2023	22.00	344244	September 21, 2023	22.00
326773	May 24, 2023	22.00	344559	August 11, 2023	22.00
326918	October 20, 2023	22.00	344574	September 21, 2023	22.00
326919	October 20, 2023	22.00	344575	September 21, 2023	22.00
326920	October 20, 2023	22.00	344576	September 21, 2023	22.00

TAAC West Patents & MLOs

Total Number of Patents & MLO's= 91

Ownership: 30% SMM Gold Cote, 70% IAMGOLD Corporation

Total Surface Area= 1,219.29 ha

Table 30-18: TAAC West Patents and MLOs

IAMGOLD Corporation - Côté Gold Project

Patent / MLO Number	Claim Number	Parcel Number	Pin	Area (ha)
MLO-10390	S32119			16.19
MLO-10391	S32118			20.97
MLO-10392	S32117			11.16
MLO-10393	S32116			13.68
MLO-10394	S32120			17.22
MLO-10395	S32121			7.54
MLO-10396	S32071			16.72
MLO-10397	S32073			6.22
MLO-10398	S32069			22.97

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-53

Patent / MLO Number	Claim Number	Parcel Number	Pin	Area (ha)
MLO-10399	S32070			19.36
MLO-10400	S32077			17.55
MLO-10401	S32076			15.92
MLO-10402	S32075			17.56
MLO-10403	S32115			14.54
MLO-10404	S32114			16.19
MLO-10408	S32160			3.07
MLO-10409	S32159			10.23
MLO-10410	S32158			21.49
MLO-10411	S32157			17.24
MLO-10414	S32072			17.28
MLO-10415	S33641			23.18
MLO-10416	S33640			17.42
MLO-10417	S33642			24.94
MLO-10418	S32367			21.52
MLO-10419	S32368			10.21
MLO-10420	S32369			24.31
MLO-10421	S32364			8.37
MLO-10422	S32365			19.38
MLO-10423	S32366			16.27
MLO-10424	S32161			15.57
MLO-10425	S32162			12.39
MLO-10426	S32113			14.58
MLO-10427	S32216			3.51
MLO-10428	S32215			2.97
MLO-10429	S32265			9.57
MLO-10430	S32264			10.07
MLO-10560	S29951			10.22
MLO-10561	S29952			17.67
MLO-10692	S31759			10.91
MLO-10693	S31758			4.98
MLO-10746	S32395			4.16
MLO-10748	S32224			20.53

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-54

Patent / MLO Number	Claim Number	Parcel Number	Pin	Area (ha)
MLO-10749	S32226			33.59
MLO-10750	S32225			23.66
MLO-10751	S32227			5.67
MLO-10752	S32219			3.17
MLO-10753	S32220			4.81
MLO-10754	S32221			15.34
MLO-10755	S32222			19.40
MLO-10756	S32223			19.45
PAT-14368	S32386	10529 SWS	73177-0061	19.88
PAT-14369	S32387	10530 SWS	73177-0063	26.38
PAT-14370	S32074	9073 SWS	73176-0075	21.38
PAT-14371	S32071	9252 SWS	73176-0099	11.87
PAT-14372	S32263	9823 SWS	73176-0111	12.82
PAT-14373	S32264	9079 SWS	73176-0087	27.33
PAT-14374	S32070	9061 SWS	73176-0071	6.79
PAT-14375	S32316	9852 SWS	73176-0121	21.40
PAT-14376	S32073	9072 SWS	73176-0073	12.00
PAT-14377	S32269	9819 SWS	73176-0105	11.76
PAT-14378	S32113	9074 SWS	73176-0077	8.73
PAT-14379	S32117	9053 SWS	73176-0059	6.65
PAT-14380	S32121	92151 SWS	73176-0097	20.90
PAT-14381	S32157	9055 SWS	73176-0061	2.51
PAT-14382	S32159	9056 SWS	73176-0063	7.18
PAT-14383	S32160	9059 SWS	73176-0069	12.93
PAT-14384	S32162	9075 SWS	73176-0079	8.20
PAT-14385	S32215	9076 SWS	73176-0081	13.12
PAT-14386	S32216	9077 SWS	73176-0083	12.59
PAT-14387	S32218	9078 SWS	73176-0085	15.73
PAT-14388	S31758	9683 SWS	73176-0101	10.69
PAT-14389	S32222	9836 SWS	73176-0117	8.41
PAT-14390	S32223	9837 SWS	73176-0119	2.03
PAT-14391	S32366	9082 SWS	73176-0093	3.12
PAT-14392	S32367	9083 SWS	73176-0095	3.97

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-55

Patent / MLO Number	Claim Number	Parcel Number	Pin	Area (ha)
PAT-14393	S32395	9833 SWS	73176-0115	5.03
PAT-14394	S32227	9832 SWS	73176-0113	6.25
PAT-14395	S32242	9057 SWS	73176-0065	18.70
PAT-14396	S32261	9821 SWS	73176-0107	13.61
PAT-14397	S32262	9822 SWS	73176-0109	17.49
PAT-14398	S29951	9358 SWS	73177-0047	12.26
PAT-14399	S29952	9360 SWS	73177-0049	5.74
PAT-14400	S31759	9684 SWS	73177-0051	9.07
PAT-14401	S32219	9828 SWS	73177-0053	12.13
PAT-14402	S32220	9829 SWS	73177-0055	13.40
PAT-14403	S32225	9831 SWS	73177-0059	4.70
PAT-14404	S32224	9830 SWS	73177-0057	3.09
PAT-14405	S32265	9080 SWS	73176-0089	8.24
PAT-14406	S32266	9081 SWS	73176-0091	18.54
PAT-14407	S32267	9818 SWS	73176-0103	16.52
PAT-14408	S32268	9058 SWS	73176-0067	15.31

30.9 Falcon Gold Option

Falcon Gold
Total # of Claims= 30
Total # of Patents= 6
Total # of Tenures= 36
Claims Ownership: 49% Falcon Gold Corp, 51% IAMGOLD Corporation
Patent Ownership: 100% Falcon Gold Corp
Total Surface Area of all Tenures= 574.04 Ha

Table 30-19: Falcon Gold Option Claims

IAMGOLD Corporation - Côté Gold Project

Claim Number	Due Date	Area (ha)
103496	September 23, 2023	22.00
109931	September 14, 2023	1.45
119734	November 02, 2023	17.18

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-56

Claim Number	Due Date	Area (ha)
122718	November 02, 2023	22.00
129116	November 02, 2023	22.00
133589	August 19, 2023	2.01
137582	August 19, 2023	22.00
165062	September 23, 2023	20.53
174204	November 02, 2023	16.31
193139	November 02, 2023	17.09
194534	September 23, 2023	3.82
198930	November 02, 2023	22.00
209873	September 14, 2023	4.32
210921	November 02, 2023	4.34
219473	August 19, 2023	21.75
226770	July 09, 2023	22.00
243810	August 19, 2023	4.25
254720	October 17, 2023	22.00
256837	September 23, 2023	22.00
259080	September 23, 2023	22.00
259689	November 02, 2023	22.00
269010	September 23, 2023	5.67
282736	July 09, 2023	3.73
283858	September 14, 2023	7.32
291934	October 17, 2023	22.00
301706	November 02, 2023	16.70
304615	September 14, 2023	4.61
308190	November 02, 2023	3.32
317833	August 19, 2023	4.66
325675	September 23, 2023	22.00

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-57

Table 30-20: Falcon Gold Option Patents

IAMGOLD Corporation - Côté Gold Project

Tenure Number	Former Tenure Number/ Short Legal Description	Parcel Number	Pin	Area (ha)
PAT-14440	S31116	10034 SWS	73175-0008	28.068
PAT-14441	S31117	10035 SWS	73175-0007	25.566
PAT-14442	S31226	10036 SWS	73175-0006	25.991
PAT-14443	S31227	10037 SWS	73175-0005	18.945
PAT-14444	S32578	10038 SWS	73175-0004	23.164
PAT-14445	S32579	10039 SWS	73175-0003	29.258

IAMGOLD Corporation | Côté Gold Project, SLR Project No: 233.3498.R0000
NI 43-101 Technical Report - November 26, 2021	30-58